As filed with the Securities and Exchange Commission on January 23, 2017

Registration No. 333-215330

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	6022	72-1532188
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

(316) 612-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

Wichita, Kansas 67207

(316) 612-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael G. Keeley, Esq. Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201-7932 (214) 855-3906	C. Robert Monroe, Esq. Stinson Leonard Street LLP 1201 Walnut Street, Suite 2900 Kansas City, Missouri 64106 (816) 691-3351

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION, DATED JANUARY 23, 2017

PROXY STATEMENT/PROSPECTUS

Prospectus of Equity Bancshares, Inc.	Proxy Statement of Prairie State Bancshares, Inc.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To Stockholder of Prairie State Bancshares, Inc.:

On October 20, 2016, Equity Bancshares, Inc., a Kansas corporation (which we refer to in this proxy statement/prospectus as “Equity”), Prairie Merger Sub, Inc. (which we refer to in this proxy statement/prospectus as “Merger Sub”) and Prairie State Bancshares, Inc., a Kansas corporation (which we refer to in this proxy statement/prospectus as “Prairie”) entered into an Agreement and Plan of Merger (which we refer to in this proxy statement/prospectus as the “merger agreement”). Subject to its terms and conditions, the merger agreement provides that Merger Sub will merge with and into Prairie (which we refer to in this proxy statement/prospectus as the “merger”), with Prairie continuing as the surviving corporation and a wholly-owned subsidiary of Equity. Immediately following, and in connection with, the merger, Equity will cause Prairie to be merged with and into Equity, with Equity surviving the merger (which we refer to in this proxy statement/prospectus as the “second merger”).

At the effective time of the merger (which we refer to in this proxy statement/prospectus as the “effective time”), each outstanding share of Prairie common stock will be converted into the right to receive (i) 6.41 shares of Class A common stock, par value of $0.01 per share, of Equity (which we refer to in this proxy statement/prospectus as “Equity common stock”), and (ii) $163.84, in cash, subject to a possible downward adjustment of the cash consideration based upon Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets and Prairie merger costs (which we refer to in this proxy statement/prospectus as the “Prairie adjusted stockholders’ equity”) prior to the closing of the merger (which we refer to in this proxy statement/prospectus as the “Closing”) as provided in the merger agreement. The Equity common stock is listed on the NASDAQ Stock Market, Inc. Global Select Market System (which we refer to in this proxy statement/prospectus as the “NASDAQ”) under the symbol “EQBK.” The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock; therefore, the market value of the shares of Equity common stock at closing will not be known at the time the Prairie stockholders vote on the merger.

Based on (i) the closing price of $26.09 for Equity common stock on NASDAQ on October 19, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $167.24, and, together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $331.08 per share of Prairie common stock, and (ii) the closing price of $35.04 for Equity’s common stock on the NASDAQ on December 16, 2016, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $224.61 and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $388.45 per share of Prairie common stock and (iii) the closing price of $[        ] for Equity’s common stock on NASDAQ on [            ], 2017, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $[        ] and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[        ] per share of Prairie common stock. Each of the foregoing examples in the preceding sentence assumes there is no downward adjustment to the cash component of the merger consideration.

Prairie is required to deliver approximately $20.3 million of Prairie adjusted stockholders’ equity in connection with the closing of the merger. If the Prairie adjusted stockholders’ equity is less than $20,300,000, as of the close of business on the fifth business day prior to the date of Closing, then the per share cash consideration to be paid to each holder of Prairie common stock will be reduced pro rata for each dollar that the Prairie adjusted stockholders’ equity is less than $20,300,000. In the event that the Prairie adjusted stockholders’ equity is less than $8,045,000, then the holders of Prairie common stock would receive no cash consideration. As of September 30, 2016, Prairie’s stockholders’ equity was approximately $18.6 million. Prairie estimates that it will earn approximately $1,365,000 prior to the anticipated closing of the merger in the first quarter of 2017 and Prairie’s employee stock ownership plan’s loan (which is guaranteed by Prairie) of approximately $1,577,000 will be repaid at the Closing, which will each increase Prairie’s stockholders’ equity by an equal amount. As of [            ], 2017, Prairie estimated that the Prairie Merger Costs (as defined in the merger agreement) would be approximately $600,000. Based on the foregoing estimates, Prairie expects that the Prairie shareholders will receive $163.84 in cash per share of Prairie common stock.

We urge you to obtain current market quotations for Equity common stock. There are no current market quotations for Prairie common stock because Prairie is a privately owned corporation and its common stock is not traded on any established public trading market.

Prairie will hold a special meeting (which we refer to in this proxy statement/prospectus as the “Prairie special meeting”) of its stockholders in connection with the merger. Prairie stockholders will be asked to vote to adopt the merger agreement and approve related matters as described in this proxy statement/prospectus.

Prairie’s board of directors unanimously recommends that Prairie stockholders vote “FOR” the adoption of the merger agreement and “FOR” the other matter to be considered at the Prairie special meeting.

This proxy statement/prospectus describes the Prairie special meeting, the merger, the issuance of the Equity common stock in connection with the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 32, for a discussion of the risks relating to the proposed merger. You also can obtain information about Equity from documents that it has filed with the Securities and Exchange Commission (which we refer to in this proxy statement/prospectus as the “SEC”).

/s/ Brad S. Elliott Brad S. Elliott Chairman and Chief Executive Officer Equity Bancshares, Inc.	/s/ Michael C. Mense Michael C. Mense Chairman and President Prairie State Bancshares, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Equity or Prairie, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [            ], 2017, and it is first being mailed or otherwise delivered to the stockholders of Prairie on or about [            ], 2017.

PRAIRIE STATE BANCSHARES, INC.

745 Main Street

Hoxie, Kansas 67740

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Prairie State Bancshares, Inc.:

Notice is hereby given that Prairie State Bancshares, Inc. (“Prairie”) will hold the Prairie special meeting at [        ] on [        ] at [        ], local time, to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger (the “merger agreement”), by and among Equity Bancshares, Inc. (“Equity”), Prairie Merger Sub, Inc. (“Merger Sub”) and Prairie, pursuant to which Merger Sub will merge with and into Prairie (the “merger”), and approve the merger, each as more fully described in this proxy statement/prospectus (which Equity and Prairie refer to in this proxy statement/prospectus as the “Prairie Merger Proposal”); and

•	a proposal to adjourn the Prairie special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Prairie Merger Proposal (the “Prairie Adjournment Proposal”).

Prairie has fixed the close of business on [            ], 2017 as the record date for the Prairie special meeting (the “Prairie record date”). Only Prairie stockholders of record at that time are entitled to notice of, and to vote at, the Prairie special meeting, or any adjournment or postponement of the Prairie special meeting. Approval of the Prairie Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Prairie common stock. The Prairie Adjournment Proposal will be approved if a majority of the votes cast on such proposal at the Prairie special meeting are voted in favor of such proposal.

Prairie stockholders have the right to demand appraisal of their shares of Prairie common stock and obtain payment in cash of the appraised fair value of their shares of Prairie common stock under applicable provisions of the Kansas General Corporation Code (the “KGCC”). In order for such Prairie stockholder to perfect such Prairie stockholder’s appraisal rights such Prairie stockholder must carefully follow the procedure set forth in the KGCC. A copy of the applicable statutory provisions of the KGCC is included as Annex D to the proxy statement/prospectus and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights in the Merger.”

Prairie’s board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Prairie and its stockholders, and unanimously recommends that Prairie stockholders vote “FOR” the Prairie Merger Proposal and “FOR” the Prairie Adjournment Proposal.

Your vote is very important. Equity and Prairie cannot complete the merger unless Prairie’s stockholders adopt the merger agreement and approve the merger. Regardless of whether you plan to attend the Prairie special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Prairie, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This proxy statement/prospectus provides a detailed description of the Prairie special meeting, the Prairie Merger Proposal, the documents related to the merger and other related matters. Equity and Prairie urge you to read this proxy statement/prospectus, including any documents they refer you to, and its annexes carefully and in their entirety. We look forward with pleasure to seeing and visiting with you at the Prairie special meeting.

By Order of the Board of Directors,

/s/ Michael C. Mense
Michael C. Mense
Chairman and President

ADDITIONAL INFORMATION

This proxy statement/prospectus references important business and financial information about Equity and Prairie from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus by accessing the SEC’s website maintained at http://www.sec.gov, for documents regarding Equity, or by requesting copies in writing or by telephone from the appropriate company, as set forth below, for documents regarding either Equity or Prairie:

Equity Bancshares, Inc. 7701 East Kellogg Drive, Suite 200 Wichita, Kansas 67207 Attention: Investor Relations Telephone: (316) 612-6000	Prairie State Bancshares, Inc. 745 Main Street Hoxie, Kansas 67740 Attention: Michael C. Mense Telephone: (785) 675-3261

You will not be charged for any of these documents that you request. To receive timely delivery of these documents in advance of the special meeting, you must make your request no later than [        ], 2017.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission amended (which we refer to in this proxy statement/prospectus as the “SEC”) by Equity (File No. 333-215330), constitutes a prospectus of Equity under Section 5 of the Securities Act of 1933, as amended (which we refer to in this proxy statement/prospectus as the “Securities Act”), with respect to the shares of Equity common stock to be issued to Prairie stockholders pursuant to the terms of the merger agreement. This document also constitutes a proxy statement for Prairie. It also constitutes a notice of special meeting with respect to the Prairie special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [        ], 2017, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Prairie stockholders nor the issuance by Equity of shares of Equity common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Equity has been provided by Equity and information contained in this document regarding Prairie has been provided by Prairie.

For more details, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 122.

i

ii

QUESTIONS AND ANSWERS

The following are some questions that you, as a Prairie stockholder, may have about the merger and the Prairie special meeting, and brief answers to those questions. Equity and Prairie urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Prairie special meeting or the proposals presented at that meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus. For details about where you can find additional important information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Unless the context otherwise requires, references in this proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank, a Kansas state bank and a wholly-owned subsidiary of Equity (which Equity and Prairie refer to in this proxy statement/prospectus as “Equity Bank”). Additionally, unless the context otherwise requires, references in this proxy statement/prospectus to “Prairie” refer to Prairie State Bancshares, Inc., a Kansas corporation, and its affiliates, including State Bank, a Kansas state bank and a wholly-owned subsidiary of Prairie (which Equity and Prairie refer to in this proxy statement/prospectus as “State Bank”).

Q:	What is the merger?

A:	Equity, Merger Sub and Prairie entered into the merger agreement on October 20, 2016. Under the merger agreement, Merger Sub will merge with and into Prairie, with Prairie surviving the merger as a wholly-owned subsidiary of Equity. Immediate following, and in connection with the merger, Equity will cause Prairie to merge with and into Equity, with Equity surviving the second merger (Equity and Prairie refer to the merger and second merger collectively in this proxy statement/prospectus as the “integrated mergers”). Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause State Bank to merge with and into Equity Bank (the “Bank Merger”), with Equity Bank surviving the Bank Merger.

A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, the Prairie stockholders approve the proposal to adopt the merger agreement.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Prairie is delivering this document to you because it is a proxy statement being used by Prairie’s board of directors (which Equity and Prairie refer to in this proxy statement/prospectus as the “Prairie Board”) to solicit proxies of its stockholders entitled to vote on the matters in connection with the adoption of the merger agreement and the approval of the merger and related matters.

Prairie has called a special meeting of its stockholders to adopt the merger agreement and approve the merger and related matters. This document serves as proxy statement for the Prairie special meeting and describes the proposals to be presented at the Prairie special meeting. It also constitutes a notice of special meeting with respect to the Prairie special meeting.

In addition, this document is also a prospectus that is being delivered to Prairie stockholders because Equity is offering shares of Equity common stock to Prairie stockholders in connection with the merger.

This proxy statement/prospectus contains important information about the merger and the other proposal being voted on at the Prairie special meeting and important information to consider in connection with an investment in Equity common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important, and Equity and Prairie encourage you to submit your proxy as soon as possible.

Q:	What are Prairie stockholders being asked to vote on at the Prairie special meeting?

A:	Prairie is soliciting proxies from its common stockholders with respect to the following proposals:

•	a proposal to adopt the merger agreement and approve the merger (which Equity and Prairie refer to as the “Prairie Merger Proposal”);

•	a proposal to adjourn the Prairie special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Prairie Merger Proposal (which Equity and Prairie refer to as the “Prairie Adjournment Proposal”). Completion of the merger is not conditioned upon approval of the Prairie Adjournment Proposal.

Q:	What will Prairie stockholders be entitled to receive in the merger?

A:	If the merger is completed, each share of Prairie common stock (other than shares of Prairie common stock held by Prairie, Equity and any Prairie stockholder who has perfected such stockholder’s appraisal rights under applicable law including the terms and provisions of K.S.A. § 17-6712 et. seq. (which Equity and Prairie refer to in this proxy statement/prospectus as a “dissenting stockholder”)) will be converted into the right to receive (i) 6.41 shares of Equity common stock, and (ii) $163.84, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Prairie adjusted stockholders’ equity (as defined below) prior to Closing, for each share of Prairie common stock they hold immediately prior to the merger. For a discussion of the possible downward adjustment to the cash component of the merger consideration, the Prairie stockholders’ equity as of a recent date and Prairie’s estimate of the Prairie Merger Costs, see “Questions and Answers—Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?” beginning on page 2 and “The Merger Agreement—Merger Consideration” beginning on page 56.

Equity will not issue any fractional shares of Equity common stock in the merger. Prairie common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $25.56. Shares of Prairie common stock held by dissenting stockholders of Prairie will not be converted into the merger consideration.

As a result of the foregoing, based on the number of shares of Equity common stock and Prairie common stock outstanding as of [            ], 2017, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, approximately [    ]% of outstanding Equity common stock following the merger will be held by stockholders who were holders of Equity common stock immediately prior to the effectiveness of the merger and approximately [    ]% of outstanding Equity common stock will be held by stockholders who were holders of Prairie common stock immediately prior to the effectiveness of the merger.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	The value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for Equity common stock. Any fluctuation in the market price of Equity common stock after the date of this proxy statement/prospectus will change the value of the shares of Equity common stock that Prairie stockholders will be entitled to receive.

The table below sets forth the implied value of the merger consideration based on the closing price of Equity common stock as quoted by NASDAQ on the specified dates:

Date	Closing price of Equity common stock			Implied value of stock consideration per share of Prairie common stock			Cash consideration per share of Prairie common stock(4)	Implied value of merger consideration per Share of Prairie common stock			Aggregate stock consideration			Aggregate cash consideration(4)	Aggregate total consideration
October 19, 2016(1)		$26.09			$167.24		$163.84		$331.08			$12,509,320		$12,255,000		$24,764,320
December 16, 2016(2)		$35.04			$224.61		$163.84		$388.45			$16,800,559		$12,255,000		$29,055,559
[ ], 2017(3)	$	[	]	$	[	]	$163.84	$	[	]	$	[	]	$12,255,000	$	[	]

(1)	The last trading day before public announcement of the merger.
(2)	The latest practicable trading day before the initial filing of this proxy statement/prospectus.
(3)	The latest practicable trading day before the printing of this proxy statement/prospectus.
(4)	Assumes there is no downward adjustment to the cash component of the merger consideration. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 56.

Based on (i) the closing price of $26.09 for Equity common stock on NASDAQ on October 19, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $167.24, and, together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $331.08 per share of Prairie common stock, (ii) the closing price of $35.04 for Equity common stock on NASDAQ on December 16, 2016, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $224.61 and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $388.45 per share of Prairie common stock and (iii) the closing price of $[        ] for Equity common stock on NASDAQ on [            ], 2017, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $[            ] and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[        ] per share of Prairie common stock.

The cash component of the merger consideration is subject to downward adjustment based upon Prairie adjusted stockholders’ equity. If the Prairie adjusted stockholders’ equity is less than $20,300,000, then the per share cash consideration to be paid to each holder of Prairie common stock will be reduced pro rata for each dollar that the Prairie adjusted stockholders’ equity is less than $20,300,000. In the event that the Prairie adjusted stockholders’ equity is less than $8,045,000, then the holders of Prairie common stock would receive no cash consideration. As of [            ], 2017, the most recent practicable date before the printing of this proxy statement/prospectus, Prairie adjusted stockholders’ equity would have been $[            ].

The Prairie Merger Costs are the costs and expenses that Prairie will incur in connection with the merger that are not reflected in Prairie’s stockholders’ equity as of the calculation date, which will be the date five business days before the closing of the merger. The Prairie Merger Costs will be subtracted from Prairie’s stockholders’ equity as of the calculation date to calculate the Prairie adjusted stockholders’ equity. The Prairie Merger Costs is defined in the merger agreement and it includes, among other costs and expenses:

•	contract termination costs, including employment related agreements and obligations;

•	the payment of certain bonuses and change-in-control payments to employees of Prairie;

•	one-half of the payment of all costs, fees and expenses relating to the engagement and performance by a mutually agreeable certified public accounting firm of an audit on Prairie’s financial statements for 2015; and

•	all legal, accounting and financial advisory fees of Prairie associated with the merger.

The following table presents the effect of the estimated Prairie Merger Cost on the per share cash consideration to be received by the Prairie stockholders. As of [            ], 2017, the most recent practicable date before the printing of this proxy statement/prospectus, Prairie estimates that the Prairie Merger Costs would be approximately $600,000. The table also presents up to $1,000,000 of additional Prairie Merger Costs in increments of $250,000. For a discussion of the risks and assumptions associated with the estimates and forecasts included in this table, see “Risk Factors—Risks Relating to the Merger—The sum of Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Prairie stockholders would be entitled to receive.”

Estimated Prairie stockholders’ equity on the calculation date(1)	Estimated Prairie Merger Costs(2)	Estimated Prairie adjusted stockholders’ equity	Per share reduction in the cash consideration payable to Prairie stockholders	Cash consideration per share of Prairie common stock
$21,500,000	$600,000	$20,900,000	$0.00	$163.84
$21,500,000	$850,000	$20,650,000	$0.00	$163.84
$21,500,000	$1,100,000	$20,400,000	$0.00	$163.84
$21,500,000	$1,350,000	$20,150,000	$(2.01)	$161.83
$21,500,000	$1,600,000	$19,900,000	$(5.35)	$158.49

(1)

This number reflects the Prairie stockholders’ equity at September 30, 2016 of approximately $18,600,000, plus Prairie’s estimated earnings from September 30, 2016 through the anticipated calculation date of approximately $1,365,000, and excludes the amount of Prairie’s guarantee of the State Bank ESOP loan of approximately $1,535,000 from the amount of Prairie’s stockholders’ equity which loan will be repaid by the State Bank ESOP through the sale of unallocated shares at the Closing. The calculation date is the date that is five business days before the closing of the merger. The closing of the merger is expected to occur in the first quarter of 2017. The estimated earnings of Prairie are based on the financial and operating forecast provided to The Capital Corporation, LLC (which we refer to in this proxy statement/prospectus as “Capital”) by Prairie’s management.
(2)	Reflects Prairie’s estimate as of [ ], 2017 of the Prairie Merger Costs and additional Prairie Merger Costs in increments of $250 thousand.

Q:	How does the Prairie Board recommend that I vote at the Prairie special meeting?

A:	The Prairie Board unanimously recommends that you vote “FOR” the Prairie Merger Proposal and “FOR” the Prairie Adjournment Proposal.

Q:	When and where is the special meeting?

A:	The Prairie special meeting will be held at [ ] on [ ], at [ ] local time.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Prairie special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote in person at their special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If you are a Prairie stockholder and if your shares of Prairie common stock are registered directly in your name, you are considered the stockholder of record with respect to those shares of Prairie common stock. On the Prairie record date, Prairie had [ ] holders of record.

If your shares of Prairie common stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in “street name.” This proxy statement/prospectus and the Prairie proxy card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

For additional information on voting by participants in the State Bank Employee Stock Ownership Plan (which we refer to in this proxy statement/prospectus as the “State Bank ESOP”) please see the disclosure on page 40.

Q:	If my shares of Prairie common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What is a broker non-vote?

A:	A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

If you are a Prairie stockholder, your broker does not have discretionary authority to vote your shares with respect to the Prairie Merger Proposal, but your broker does have discretionary authority to vote your shares with respect to the Prairie Adjournment Proposal.

Q:	How are broker non-votes and abstentions treated?

A:	Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the Prairie special meeting is the Prairie Adjournment Proposal, respectively. If you hold shares in “street name” and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

Abstentions and broker non-votes by Prairie stockholders will have the effect of a vote against the Prairie Merger Proposal because Kansas law requires the Prairie Merger Proposal to be approved by a majority of the outstanding Prairie common stock.

Abstentions and broker non-votes will not have the effect of a vote against the Prairie Adjournment Proposal. As the Prairie Adjournment Proposal is considered a routine matter and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with these proposals.

Q:	What constitutes a quorum for the Prairie special meeting?

A:	The presence (in person or by proxy) of holders of at least a majority of the voting power represented by all issued and outstanding shares of Prairie common stock entitled to be voted at the Prairie special meeting constitutes a quorum for transacting business at the Prairie special meeting. All shares of Prairie common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Prairie special meeting.

Q:	What is the vote required to approve each proposal at the Prairie special meeting?

A:	Prairie Merger Proposal: The affirmative vote of the majority of the outstanding shares of Prairie common stock is required to approve the Prairie Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Prairie special meeting or fail to instruct your bank or broker how to vote with respect to the Prairie Merger Proposal, it will have the effect of a vote against the Prairie Merger Proposal.

Prairie Adjournment Proposal: The affirmative vote of a majority of votes cast on the proposal at the Prairie special meeting is required to approve the Prairie Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Prairie special meeting or fail to instruct your bank or broker how to vote with respect to the Prairie Adjournment Proposal, it will have no effect on the proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Prairie to obtain the necessary quorum to hold its special meeting and to obtain approval of the proposals to be voted upon at the special meetings. In addition, your failure to vote will have the effect of a vote against the Prairie Merger Proposal, as applicable. The Prairie Board unanimously recommends that you, as a Prairie stockholder, vote “FOR” the Prairie Merger Proposal.

Q:	How do I vote if I own shares through the State Bank ESOP?

A:	Participants in the State Bank ESOP will be permitted to direct the voting of the shares allocated to their respective State Bank ESOP accounts. State Bank ESOP participants will receive further instructions on how to direct the voting of their shares held by the State Bank ESOP by mail. By providing your voting instruction, you instruct the State Bank ESOP Trustee to vote the shares allocated to your State Bank ESOP account. On the Prairie record date, participants in the State Bank ESOP held 62,171 shares. Unallocated shares held by the State Bank ESOP will be voted by the State Bank ESOP Trustees, who are currently Michael C. Mense, Ken Eland, Stan Ostmeyer and First Trust of Mid-America, at the direction of the State Bank ESOP Administrator, which is currently State Bank. As of the Prairie record date, there were [ ] shares that were held by the State Bank ESOP and not allocated to the State Bank ESOP accounts of participants.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All stockholders of Prairie, including stockholders of record and stockholders who hold their shares in “street name” through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meetings. Holders of record of Prairie common stock can vote in person at the Prairie special meeting. If you are not a stockholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at your meeting. If you plan to attend the Prairie special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Prairie reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Prairie special meeting is prohibited without Prairie’s express written consent, respectively.

Q:	Can I change my vote?

A:	Yes. If you are a holder of record of Prairie common stock, you may change your vote or revoke any proxy at any time before it is voted by (1) attending and voting in person at the Prairie special meeting; (2) giving notice of revocation of the proxy at the Prairie special meeting; or (3) delivering to the Secretary of Prairie (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed. Attendance at the Prairie special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Prairie after the vote will not affect the vote. Prairie’s corporate secretary’s mailing address is: 745 Main Street, Hoxie, Kansas 67740.

If you hold your shares of Prairie common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q:	What are the expected U.S. federal income tax consequences to a holder of Prairie common stock as a result of the transactions contemplated by the merger agreement?

A:	As a condition to the completion of the merger, Equity and the stockholders of Prairie have agreed to make a joint election (the “Section 338(h)(10) Election”) under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result of the Section 338(h)(10) Election, for U.S. federal income tax purposes, you will not report any taxable gain or loss in connection with the receipt of the merger consideration in exchange for your Prairie Stock. Prairie, however, will be treated as if it sold all of its and its subsidiaries’ assets in a deemed exchange for the merger consideration and the assumption of the liabilities of Prairie and its subsidiaries, followed immediately by a deemed liquidation of Prairie in which you will be treated as if you exchanged your Prairie Stock for the merger consideration. Because Prairie is classified for U.S. federal income tax purposes as an S corporation and all of its subsidiaries are classified for U.S. federal income tax purposes as qualified Subchapter S subsidiaries, you will report on your federal income tax return for your taxable year that includes the Closing Date your allocable share of taxable gain or loss from such deemed sale of assets. The character of the taxable gain or loss allocated to you will depend on the character of the taxable gain or loss recognized by Prairie from such deemed sale of assets, and will likely include items of ordinary income or loss, capital gain or loss, and gain or loss under Section 1231 of the Code (generally, gain from the sale of depreciable property used in Prairie’s and its subsidiaries’ trade or business and held for more than one year). The deemed liquidation will be a taxable exchange of your Prairie Stock for the merger consideration. As a result of the taxable exchange, you will recognize taxable gain to the extent the sum of the cash plus the fair market value of the Equity Stock received exceeds the tax basis of your shares or taxable loss to the extent the sum of the cash plus the fair market value of the Equity Stock received is less than the tax basis of your shares. For purposes of computing your taxable gain or loss in the deemed liquidation, the tax basis of your shares will be increased or decreased by your taxable gain or loss from Prairie’s deemed sale of assets. It is a condition to the merger that you consent to the Section 338(h)(10) Election by executing the Internal Revenue Service (the “IRS”) Form 8023 provided to you in the solicitation of your proxy. In addition, if you receive shares of Equity common stock in the merger, you will be a stockholder in a “C” corporation, rather than an “S” corporation, which means that the income and losses of the corporation in which you hold shares will no longer automatically pass through to you on a pro rata basis.

The U.S. federal income tax consequences described above will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger and the Section 338(h)(10) Election to you. For further information, please see “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Are Prairie stockholders entitled to appraisal rights?

A:	Yes, Prairie common stockholders may assert appraisal rights. For further information, see “The Merger—Appraisal Rights in the Merger” beginning on page 54, which discussion is qualified by that description and by the text of the provisions of the Kansas General Corporation Code (which we refer to in this proxy statement/prospectus as the “KGCC”) relating to appraisal rights set forth in Annex D hereto.

Q:	If I am a Prairie stockholder, should I send in my Prairie stock certificates now?

A:	No. Please do not send in your Prairie stock certificates with your proxy. Prior to the merger, Continental Stock Transfer and Trust Company (which Equity and Prairie refer to in this proxy statement/prospectus as “Continental”) will send you instructions for exchanging Prairie stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Tax Election Forms” beginning on page 58. Additionally, Prairie will provide you with Internal Revenue Service Form 8023 and any corresponding state tax forms necessary for you to make the Section 338(h)(10) election which is a condition to consummation of the merger. Equity must receive the IRS Form 8023 and any applicable state tax forms signed by each stockholder of Prairie prior to the effective time.

Q:	Whom may I contact if I cannot locate my Prairie stock certificate(s)?

A:	If you are unable to locate your original Prairie stock certificate(s), you should contact Michael C. Mense, Prairie’s President, at (785) 675-3261.

Q:	What should I do if I receive more than one set of voting materials?

A:	Prairie stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Prairie common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Prairie common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Prairie common stock that you own.

Q:	When do you expect to complete the merger?

A:	Equity and Prairie currently expect to complete the merger in the first calendar quarter of 2017. However, neither Equity nor Prairie can assure you of when or if the merger will be completed. Before the merger is completed, Prairie must obtain the approval of Prairie stockholders for the Prairie Merger Proposal, the necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Prairie common stock will not receive any consideration for their shares in connection with the merger. Instead, Prairie will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Prairie. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 68 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Prairie common stock, please contact Michael C. Mense, at (785) 675-3261.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. Equity and Prairie urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which they refer in order to fully understand the merger. A copy of the merger agreement is attached as Annex A. For more information about Equity, see “Where You Can Find More Information” beginning on page 122. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Companies (page 76)

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

(316) 612-6000

Equity is a Kansas corporation and bank holding company headquartered in Wichita, Kansas. Equity’s wholly-owned banking subsidiary, Equity Bank. As of September 30, 2016, Equity had consolidated total assets of $1.56 billion, total loans held for investment of $950.0 million (net of allowances), total deposits of $1.18 billion and total stockholders’ equity of $161.2 million. Equity’s stock is traded on NASDAQ under the symbol “EQBK”.

On November 10, 2016, Equity completed its merger with Community First Bancshares, Inc. (“Community”), pursuant to the terms of the Agreement and Plan of Reorganization, dated July 14, 2016, by and between Equity and Community (the “Community Merger Agreement”). At the effective time of the merger, Community merged with and into Equity, with Equity surviving the merger (the “Community merger”). Following the effective time of the Community Merger, Community’s wholly-owned bank subsidiary, Community First Bank, merged with and into Equity’s wholly owned bank subsidiary, Equity Bank, with Equity Bank surviving the bank merger. Pursuant to the Community Merger Agreement, each outstanding share of Community common stock was converted into the right to receive (i) 7.261 shares of Equity common stock, and (ii) $26.31 in cash. Additional information about the Community merger is included in documents referred to in the section of this proxy statement/prospectus entitled “Recent Developments,” beginning on page 14.

Equity Bank is a Kansas state-chartered bank and member of the Federal Reserve (jointly supervised by both the Federal Reserve Bank of Kansas City and the Office of the Kansas State Bank Commissioner), and its deposits are insured by the FDIC. Equity Bank conducts a complete range of commercial and personal banking activities. We operated a total of 34 branches, consisting of four branches in the Wichita, Kansas metropolitan area, six branches in the Kansas City metropolitan area, three branches in Topeka, Kansas, ten branches in Western Missouri, two branches in Western Kansas, four branches in Southeast Kansas and five branches in Arkansas. Most of Equity Bank’s branches are equipped with automated teller machines and drive-through facilities.

Equity’s principal office is located at 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207, and its telephone number at that location is (316) 612-6000. Additional information about Equity and its subsidiaries is included in documents referred to in the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 122.

Prairie State Bancshares, Inc.

745 Main Street

Hoxie, Kansas 67740

(785) 675-3261

Prairie is a Kansas corporation and bank holding company headquartered in Hoxie, Kansas. Prairie’s wholly-owned banking subsidiary, State Bank, provides a broad range of financial services to businesses and individuals, including agriculture, commercial and real estate lending, through State Bank’s network of 3 full service branches located in Kansas. Prairie has elected to be taxed pursuant to Subchapter S of the Internal Revenue Code (a “S Corporation”) and therefore does not pay taxes at the corporate level. See Note 1—Nature of Business and Significant Accounting Polices—Income Taxes in Prairie’s Consolidated Financial Statements for the year ended December 31, 2015 beginning on page F-8. As of September 30, 2016, Prairie had consolidated total assets of $148.4 million, total loans held for investment of $133.1 million (net of allowances), total deposits of $127.9 million and total stockholders’ equity of $18.6 million. Prairie does not file reports with the SEC.

State Bank is a Kansas state-chartered bank and its primarily regulators are the Office of the Kansas State Bank Commissioner and the FDIC. State Bank’s main office is located in Hoxie, Kansas, and it has 2 branch locations, consisting of one branch in Grinnell, Kansas and the other in Quinter, Kansas.

Prairie’s principal executive offices are located at 745 Main Street, Hoxie, Kansas 67740, and its telephone number at that location is (785) 675-3261. For additional information about Prairie and its subsidiaries see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 122.

in the merger, prairie common stockholders will be entitled to receive shares of Equity common stock and cash (pages 43 and 56)

Equity and Prairie are proposing a strategic merger. If the merger is completed, each share of Prairie common stock (other than shares of Prairie common stock held by Prairie, Equity and any dissenting stockholder) will be converted into the right to receive (i) 6.41 shares of Equity common stock, and (ii) $163.84, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Prairie adjusted stockholders’ equity prior to Closing, for each share of Prairie common stock they hold immediately prior to the merger. Equity will not issue any fractional shares of Equity common stock in the merger. Prairie common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $25.56.

The Equity common stock is listed on NASDAQ under the symbol “EQBK.” The market value of the shares of Equity common stock to be paid as consideration will fluctuate with the market price of Equity common stock and will not be known at the time the Prairie stockholders vote on the merger.

Based on (i) the closing price of $26.09 for Equity common stock on NASDAQ on October 19, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $167.24, and, together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $331.08 per share of Prairie common stock, (ii) the closing price of $35.04 for Equity’s Common Stock on NASDAQ on December 16, 2016, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $224.61 and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $388.45 per share of Prairie common stock and (iii) the closing price of $[        ] for Equity’s Common Stock on NASDAQ on [            ], 2017, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $[            ] and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[        ] per share of Prairie common stock.

The table below sets forth the implied value of the merger consideration based on the closing price of Equity common stock as quoted by NASDAQ on the specified dates:

Date	Closing price of Equity common stock			Implied value of stock consideration per share of Prairie common stock			Cash consideration per share of Prairie common stock(4)	Implied value of merger consideration per Share of Prairie common stock			Aggregate stock consideration			Aggregate cash consideration(4)	Aggregate total consideration
October 19, 2016(1)		$26.09			$167.24		$163.84		$331.08			$12,509,320		$12,255,000		$24,764,320
December 16, 2016(2)		$35.04			$224.61		$163.84		$388.45			$16,800,559		$12,255,000		$29,055,559
[ ], 2016(3)	$	[	]	$	[	]	$163.84	$	[	]	$	[	]	$12,255,000	$	[	]

(1)	The last trading day before public announcement of the merger.
(2)	The latest practicable trading day before the initial filing of this proxy statement/prospectus.
(3)	The latest practicable trading day before the printing of this proxy statement/prospectus.
(4)	Assumes there is no downward adjustment to the cash component of the merger consideration. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 56.

The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

The Prairie Board Unanimously Recommends that Prairie stockholders Vote “FOR” the Prairie Merger Proposal and the Prairie Adjournment Proposal (page 45)

The Prairie Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Prairie and its stockholders and has unanimously approved the merger agreement. The Prairie Board unanimously recommends that Prairie stockholders vote “FOR” the Prairie Merger Proposal and “FOR” the Prairie Adjournment Proposal. For the factors considered by the Prairie Board in reaching its decision to approve the merger agreement, see “The Merger—Prairie’s Reasons for the Merger; Recommendation of the Prairie Board.”

Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Prairie have entered into a voting agreement with Equity, solely in their capacity as stockholders of Prairie, pursuant to which they have agreed to vote in favor of the Prairie Merger Proposal and in favor of any other matter required to be approved by the stockholders of Prairie to facilitate the transactions contemplated by the merger agreement. For more information regarding the support agreements, see “The Merger Agreement—Director Support Agreements.”

Opinion of Prairie’s Financial Advisor (page 47 and Annex C)

In connection with the merger, the Prairie Board received a written opinion letter from The Capital Corporation, the financial advisor to Prairie, as to the fairness to Prairie’s disinterested stockholders (holders of less than 5% of outstanding Prairie common stock and excluding Equity or any of its affiliates), from a financial point of view, of the consideration to be received in the merger by such disinterested stockholders. The full text of the opinion letter of The Capital Corporation dated October 20, 2016, is included in this document as Annex C. Prairie encourages you to read this opinion letter carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by The Capital Corporation. The opinion letter of The Capital Corporation is directed to the board of directors of Prairie and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. For further information, please see the section entitled “The Merger — Opinion of Prairie’s Financial Advisor” on page 47.

Prairie Will Hold the Prairie special meeting on [            ], 2017 (page 39)

The Prairie special meeting will be held on [            ], at [            ] local time, at [            ]. At the Prairie special meeting, Prairie stockholders will be asked to approve the Prairie Merger Proposal and to approve the Prairie Adjournment Proposal.

Only holders of record of Prairie common stock at the close of business on [            ], 2017, the Prairie record date, will be entitled to notice of and to vote at the Prairie special meeting. Each share of Prairie common stock is entitled to one vote on each proposal to be considered at the Prairie special meeting. As of the Prairie record date, there were [                ] shares of Prairie common stock entitled to vote at the Prairie special meeting. As of the Prairie record date, the directors and executive officers of Prairie and their affiliates beneficially owned and were entitled to vote, in the aggregate, [                ] shares of Prairie common stock representing approximately [    ]% of the shares of Prairie common stock outstanding on that date.

The Prairie Merger Proposal will be approved if a majority of the outstanding shares of Prairie common stock are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Prairie special meeting or fail to instruct your bank or broker how to vote with respect to the Prairie Merger Proposal, it will have the effect of a vote against the Prairie Merger Proposal.

The Prairie Adjournment Proposal will be approved if a majority of the votes cast on the proposal at the Prairie special meeting are voted in favor of the proposal at the Prairie special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Prairie special meeting or fail to instruct your bank or broker how to vote with respect to the Prairie Adjournment Proposal, it will have no effect on the proposal.

Material U.S. Federal Income Tax Consequences of the Merger (page 70)

As a condition to the merger, Equity and the stockholders of Prairie have agreed to make the Section 338(h)(10) Election. As a result of the Section 338(h)(10) Election, for U.S. federal income tax purposes, a holder of Prairie Stock will not report any taxable gain or loss in connection with the receipt of the merger consideration in exchange for his or her Prairie Stock. Prairie, however, will be treated as if it sold all of its and its subsidiaries’ assets in a deemed exchange for the merger consideration and the assumption of the liabilities of Prairie and its subsidiaries, followed immediately by a deemed liquidation of Prairie in which a holder of Prairie Stock will be treated as if he or she exchanged his or her Prairie Stock for the merger consideration. Because Prairie is classified for U.S. federal income tax purposes as an S corporation and all of its subsidiaries are classified for U.S. federal income tax purposes as qualified Subchapter S subsidiaries, stockholders of Prairie will report on their federal income tax returns for the taxable year that includes the Closing Date their respective allocable shares of taxable gain or loss from such deemed sale of assets. The character of the taxable gain or loss allocated to a stockholder of Prairie will depend on the character of the taxable gain or loss recognized by Prairie from such deemed sale of assets, and will likely include items of ordinary income or loss, capital gain or loss, and gain or loss under Section 1231 of the Code (generally, gain from the sale of depreciable property used in Prairie’s and its subsidiaries’ trade or business and held for more than one year). The deemed liquidation will be a taxable exchange of a stockholder’s Prairie Stock for the merger consideration. As a result of the taxable exchange, a stockholder will recognize taxable gain to the extent the sum of the cash plus the fair market value of the Equity Stock received exceeds such stockholder’s tax basis in his or her shares or taxable loss to the extent the sum of the cash plus the fair market value of the Equity Stock received is less than such stockholder’s tax basis in his or her shares. For purposes of computing a stockholder’s taxable gain or loss in the deemed liquidation, such stockholder’s tax basis in his or her shares will be increased or decreased for such stockholder’s taxable gain or loss from Prairie’s deemed sale of assets. It is a condition to the merger that each stockholder of Prairie consent to the Section 338(h)(10) Election by executing the IRS Form 8023 that is provided to such stockholder in the solicitation of this proxy statement/prospectus.

The U.S. federal income tax consequences described will depend on the individual circumstances of each stockholder of Prairie. Accordingly, each stockholder of Prairie is strongly urged to consult with his or her own tax advisor for a full understanding of the particular tax consequences of the merger and the Section 338(h)(10) Election to such stockholder. For further information, please see “Material U.S. Federal Income Tax Consequences of the Merger.”

Interests of Prairie Directors and Executive Officers in the Merger (page 53)

In considering the recommendation of the Prairie Board with respect to the merger agreement, you should be aware that some of Prairie’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the Prairie stockholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of the Prairie stockholders include:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Prairie against certain liabilities arising before the effective date of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of Prairie.

•	Employment Agreements. Equity Bank has entered into employment agreements to be effective as of the effective time of the merger with Michael C. Mense, Cheri Mense, Jeff Torluemke and Steve Schoendaler.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Prairie who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Prairie or State Bank for participation, vesting and benefit accrual purposes.

Certain of the above payments are transaction expenses borne by Prairie stockholders. These interests are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger—Interests of Prairie’s Directors and Executive Officers in the Merger” beginning on page 53. The Prairie Board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Prairie Stockholders are entitled to Demand Appraisal Rights (page 54 and Annex D)

Prairie stockholders have the right to demand an appraisal of their shares of Prairie common stock and obtain payment in cash of the fair value of their shares of Prairie common stock under K.S.A. § 17-6712. In order for such Prairie stockholder to perfect such Prairie stockholder’s appraisal rights, such Prairie stockholder must carefully follow the procedure set forth in the applicable provisions of the K.S.A. A copy of the applicable statutory provisions of the K.S.A. is included as Annex D to this proxy statement/prospectus and a summary of the provisions can be found under the section of this proxy statement/prospectus entitled “The Merger—Appraisal Rights in the Merger” beginning on page 54.

Conditions that Must Be Satisfied or Waived for the Merger To Occur (page 65)

Currently, Prairie and Equity expect to complete the merger in the first calendar quarter of 2017. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Each party’s obligations under the merger agreement are conditioned upon (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) the performance in all material respects by the other party of its obligations under the merger agreement, (3) adoption of the merger agreement by Prairie’s stockholders, (4) receipt of required regulatory and other third party consents or approvals, (5) no action having been taken and the absence of any statute, rule, regulation or order prohibiting the consummation of the merger, (6) the receipt of required closing documents from the other party, (7) execution and delivery of employment agreements for certain employees of State Bank, (8) the absence of any material adverse change with respect to the other party since December 31, 2015, and (9) the effectiveness of the registration statement of which this proxy statement/prospectus is a part.

Prairie’s obligation to complete the merger is also subject to (1) the shares of Equity common stock to be issued pursuant to the merger agreement being approved for listing on NASDAQ, and (2) Equity obtaining a six year tail insurance coverage policy in accordance with the merger agreement.

Equity’s obligation to complete the merger is also subject to (1) receipt of releases from directors and officers of Prairie, (2) the termination of certain employee benefit plans of Prairie, (3) holders of not more than 5% of the outstanding shares of Prairie common stock having duly exercised their appraisal rights under the K.S.A., (4) the Prairie adjusted stockholders’ equity being at least $20,300,000, (5) receipt of copies of both an unqualified written opinion by a qualified third party appraiser and a written determination by an independent fiduciary that the per share merger consideration represents “adequate consideration,” as that term is defined under ERISA §3(18), and that the transactions contemplated by the merger agreement are fair to the State Bank ESOP and its participants and beneficiaries from a financial perspective, (6) receipt from Prairie of the original copies of Prairie’s stockholders IRS Form 8023 and other similar forms with respect to state, local or foreign income taxes.

Neither Prairie nor Equity can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the merger agreement (page 67)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and Prairie;

•	by either Prairie or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close have not been met or waived by June 30, 2017; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

•	by either Equity or Prairie if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated hereby and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate the merger agreement pursuant to this provision is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

•	by either Equity or Prairie if there has been any material adverse change with respect to the other party;

•	subject to certain cure rights, by Equity or Prairie, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in the merger agreement on the part of the other party to the merger agreement or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, that the right to terminate the merger agreement under this provision shall not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement;

•	by Equity or Prairie, if Prairie does not receive the required stockholder approval at the Prairie special meeting or any adjournment or postponement thereof; provided, that such party may not terminate the merger agreement pursuant to this provision if Prairie has breached in any material respect any of its obligations under the merger agreement, in each case in a manner that caused the failure to obtain the approval of the stockholders at the Prairie special meeting, or at any adjournment or postponement thereof;

•	by Prairie prior to obtaining the approval of the Prairie stockholders at the Prairie special meeting, and subject to the terms and conditions set forth in the merger agreement, in order to accept an alternative acquisition proposal;

•	by Equity if Prairie’s board of directors, prior to obtaining the approval of the Prairie stockholders and in compliance with the procedures set forth in the merger agreement, approves, endorses or recommends an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation; or

•	by Equity or Prairie if the other party or its respective banking subsidiary enter into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity;

Termination Fee (page 68)

If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of the Prairie Board, Prairie may be required to pay to Equity a termination fee equal to $800,000. These termination fees could discourage other companies from seeking to acquire or merge with Prairie. Termination fees are discussed in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 68.

Regulatory Approvals Required for the Merger (page 55)

Subject to the terms of the merger agreement, both Prairie and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Federal Reserve Board and the Office of the State Bank Commissioner of Kansas. Equity has submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, each required governmental authority. The Federal Reserve Board approved the transaction on December 20, 2016 and the Office of the State Bank Commissioner of Kansas approved the transaction on January 5, 2017.

The Rights of Prairie stockholders Will Change as a Result of the Merger (page 111)

The rights of Prairie stockholders will change as a result of the merger due to differences in Equity’s and Prairie’s governing documents. See “Comparison of Stockholders’ Rights” for a description of the material differences in stockholders’ rights under each of the Equity and Prairie governing documents.

Risk Factors (page 32)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 32.

RECENT DEVELOPMENTS

Community First Bancshares, Inc. Merger

On July 14, 2016, Equity and Community entered into the Community Merger Agreement. On November 10, 2016, Equity completed its merger with Community pursuant to the terms of the Community Merger Agreement. At the effective time of the Community merger, Community merged with and into Equity, with Equity surviving the merger (the “Community merger”). Following the effective time of the Community merger, Community’s wholly owned bank subsidiary, Community First Bank, merged with and into Equity’s wholly owned bank subsidiary, Equity Bank, with Equity Bank surviving the bank merger. Pursuant to the Community Merger Agreement, each outstanding share of Community common stock was converted into the right to receive (i) 7.261 shares of Equity common stock, and (ii) $26.31 in cash.

Community was an Arkansas corporation that owned all of the outstanding shares of common stock of Community First Bank, a Arkansas state bank, with its headquarters in Harrison, Arkansas. Community First Bank offered a variety of services including commercial lending, real estate lending, and a selection of consumer products. Community First Bank had five branch locations in Arkansas: Harrison (2), Berryville, Eureka Springs, and Pea Ridge. As of September 30, 2016, Community had consolidated total assets of $481.0 million, total loans held for investment of $357.5 million (net of allowances), total deposits of $376.4 million and total stockholders’ equity of $53.5 million.

At a special meeting of the board of directors of Equity on November 14, 2016 and in connection with the closing of the Community merger, (i) Jerry P. Maland, the former Chairman, President and Chief Executive Officer of Community, and Dan R. Bowers, the former Secretary and Vice Chairman of Community, were appointed to the boards of directors of Equity and Equity Bank in accordance with the terms of the Community Merger Agreement, and (ii) Wayne K. Goldstein and David B. Moore both resigned from the boards of directors of Equity and Equity Bank to make their board seats available to the new directors. Additional biographical information regarding Dan R. Bowers and Jerry P. Maland can be found in the Joint Proxy Statement/Prospectus on Form S-4, as amended (File No.: 333-213283), filed by Equity with the SEC on September 28, 2016.

Additional information on Equity’s acquisition of Community may be found in Equity’s reports filed with the SEC, including the Form 8-K filed with the SEC on July 14, 2016, the Form 8-K filed with the SEC on November 15, 2016, the Form 8-K/A filed with the SEC on December 27, 2016, and Form S-4, Form S-4/A, Form S-4/A and Form S-4/A filed with the SEC on August 24, 2016, September 23, 2016, September 28, 2016 and September 29, 2016, respectively.

Private Placement

On December 19, 2016, Equity and certain selling stockholders of Equity, who are funds affiliated with Patriot Financial Partners, L.P. and Endicott Management Company (the “Selling Stockholders”), severally and not jointly and severally, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain institutional and accredited investors (the “Investors”). Pursuant to the Securities Purchase Agreement, the Investors agreed to purchase an aggregate of 1,090,000 shares (the “Shares”) of Equity’s Class A common stock, at a purchase price of $32.50 per share which consisted of (i) 770,000 shares of Class A common stock that were issued by Equity and (ii) 320,000 shares of the Equity’s Class B common stock, par value $0.01 per share, which were converted into an equal number of shares of Class A common stock upon transfer to the Investors. The transactions contemplated by the Securities Purchase Agreement closed on December 20, 2016. The gross proceeds to Equity from the private placement (the “Private Placement”) were approximately $25.0 million and will be used by Equity to repay debt under its line of credit and to provide working capital for Equity’s growth strategies. Equity will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

The Securities Purchase Agreement contains representations and warranties and covenants of Equity, the Selling Stockholders and the Investors that are customary in private placement transactions. The provisions of the Securities Purchase Agreement also include agreements by Equity and the Selling Stockholders to, severally and not jointly and severally, indemnify the Investors and each other against certain liabilities.

In connection with the Securities Purchase agreement, Equity entered into a Registration Rights Agreement (the “2016 Registration Rights Agreement”) between Equity and each of the Investors. Under the 2016 Registration Rights Agreement, Equity agreed to use commercially reasonable efforts to file a registration statement with the SEC within 30 days after the Effective Date covering the sale or distribution by the Investors, on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of all of the Shares, and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as promptly as is reasonably practicable after the filing thereof.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EQUITY

The following table sets forth selected historical consolidated financial and other data (i) as of and for the nine months ended September 30, 2016 and 2015 and (ii) as of and for the years ended December 31, 2015, 2014 and 2013. Selected consolidated financial data as of and for the years ended December 31, 2015, 2014 and 2013 have been derived from Equity’s audited financial statements which are incorporated by reference in this proxy statement/prospectus. Selected financial data as of and for the nine months ended September 30, 2016 and 2015 have been derived from Equity’s unaudited financial statements incorporated by reference in this proxy statement/prospectus and have not been audited but, in the opinion of Equity’s management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly Equity’s financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Equity’s historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from Equity’s audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted.

(Dollars in thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Statement of Income Data
Interest and dividend income	$43,492	$38,598	$53,028	$46,794	$46,845
Interest expense	6,558	4,649	6,766	5,433	5,610
Net interest income	36,934	33,949	46,262	41,361	41,235
Provision for loan losses	1,359	1,867	3,047	1,200	2,583
Net gain on acquisition	—	—	682	—	—
Net gain from securities transactions	479	370	756	986	500
Other non-interest income	7,198	6,107	8,364	7,688	7,392
Merger expense	237	77	1,691	—	—
Loss on debt extinguishment	58	316	316	—	—
Other non-interest expense	30,069	26,518	36,568	35,645	35,137
Income before income taxes	12,888	11,648	14,442	13,190	11,407
Provision for income taxes	3,931	3,902	4,142	4,203	3,534
Net income	8,957	7,746	10,300	8,987	7,873
Dividends and discount accretion on preferred stock	(1)	(129)	(177)	(708)	(978)
Net income allocable to common stockholders	8,956	7,617	10,123	8,279	6,895
Basic earnings per share	1.09	1.21	1.55	1.31	0.93
Diluted earnings per share	1.07	1.21	1.54	1.30	0.92

Balance Sheet Data (at period end)
Cash and cash equivalents	$21,847	$23,193	$56,829	$31,707	$20,620
Available-for-sale securities	102,391	109,906	130,810	52,985	65,450
Held-to-maturity securities	349,915	303,695	310,539	261,017	284,407
Loans held for sale	3,071	1,948	3,504	897	347
Gross loans held for investment	956,070	855,676	960,355	725,876	660,294
Allowance for loan losses	6,080	5,038	5,506	5,963	5,614
Loans held for investment, net of allowance for loan losses	949,990	850,638	954,849	719,913	654,680
Goodwill and core deposit intangibles, net	19,419	19,056	19,679	19,237	19,600
Mortgage servicing asset	25	—	29	—	—
Total assets	1,557,082	1,413,355	1,585,727	1,174,515	1,139,897
Total deposits	1,177,732	1,027,650	1,215,914	981,177	947,319
Borrowings	203,569	241,254	194,064	70,370	43,365
Total liabilities	1,395,834	1,287,301	1,418,494	1,056,786	1,000,024
Total stockholders’ equity	161,248	126,054	167,233	117,729	139,873
Tangible common equity*	141,804	90,633	131,153	82,133	88,381

Performance ratios
Return on average assets (ROAA) annualized	0.72%	0.80%	0.75%	0.78%	0.67%
Return on average equity (ROAE) annualized	7.63%	8.56%	8.19%	7.30%	5.71%
Return on average tangible common equity (ROATCE) annualized*	8.93%	11.97%	9.66%	9.99%	8.27%
Yield on loans annualized	4.88%	5.45%	5.31%	5.63%	5.63%
Cost of interest-bearing deposits annualized	0.64%	0.53%	0.55%	0.49%	0.53%
Net interest margin annualized	3.19%	3.81%	3.65%	3.92%	3.87%
Efficiency ratio*	68.13%	66.20%	66.94%	72.67%	72.26%
Non-interest income / average assets annualized	0.62%	0.67%	0.71%	0.75%	0.67%
Non-interest expense / average assets annualized	2.44%	2.78%	2.80%	3.08%	2.99%

Capital Ratios

Tier 1 Leverage Ratio	9.42%	7.94%	9.47%	9.62%	11.59%
Common Equity Tier 1 Capital Ratio	13.57%	9.44%	12.35%	N/A	N/A
Tier 1 Risk Based Capital Ratio	14.45%	11.08%	13.85%	13.16%	17.01%
Total Risk Based Capital Ratio	15.02%	11.58%	14.35%	13.86%	17.74%
Equity / Assets	10.36%	8.92%	10.55%	10.02%	12.27%
Tangible common equity to tangible assets*	9.22%	6.50%	8.37%	7.11%	7.89%
Book value per share	$19.62	$17.49	$18.37	$16.71	$14.62
Tangible book value per share*	$17.25	$14.45	$15.97	$13.54	$11.97
Tangible common book value per diluted share*	$16.95	$14.39	$15.74	$13.07	$11.84

*	Indicates non-GAAP financial measure. Please refer to explanation below.

Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial measures included in Equity’s selected historical consolidated financial and other data are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include tangible common equity, return on average tangible common equity, efficiency ratio, tangible book value per share, and tangible common equity to tangible assets. Equity’s management uses the non-GAAP financial measures set forth below in its analysis of Equity’s performance.

•	“Tangible common equity” is total stockholders’ equity less goodwill, other intangible assets and preferred stock.

•	“Tangible book value per share” is defined as tangible common equity divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

•	“Tangible common equity to tangible assets” is defined as the ratio of stockholders’ equity less goodwill, other intangible assets and preferred stock, divided by total assets less goodwill and other intangible assets. Equity believes that this measure is important to many investors in the marketplace who are interested in relative changes from period-to-period in equity and total assets, each exclusive of changes in intangible assets.

•	“Average tangible common equity” is defined as the average of Equity’s tangible common equity for the applicable period.

•	“Return on average tangible common equity,” or ROATCE, is defined as net income available to common stockholders divided by average tangible common equity.

•	“Efficiency ratio” is defined as noninterest expense not including merger expenses and loss on extinguishment of debt, divided by Equity’s operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on acquisitions and sales of securities. This measure is important to investors looking for a measure of efficiency in Equity’s productivity measured by the amount of revenue generated for each dollar spent.

Equity believes that these non-GAAP financial measures provide useful information to management and investors that is supplementary to Equity’s financial condition, results of operations and cash flows computed in accordance with GAAP. However,

Equity acknowledge that its non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures.

Non-GAAP Financial Measures

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity, tangible book value per common share, and diluted tangible book value per common share and compares these values with book value per common share (dollars in thousands, except per share data):

	September 30, 2016	September 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
Total stockholders’ equity	$161,248	$126,054	$167,233	$117,729	$139,873
Less: preferred stock	—	16,365	16,372	16,359	31,892
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,289	926	1,549	1,107	1,470
Less: mortgage servicing asset	25	—	29	—	—

Tangible common equity	$141,804	$90,633	$131,153	$82,133	$88,381

Common shares outstanding at period end	8,219,415	6,270,727	8,211,727	6,067,511	7,385,603

Diluted common shares outstanding at period end	8,365,283	6,296,227	8,332,762	6,285,628	7,464,074

Book value per common share	$19.62	$17.49	$18.37	$16.71	$14.62

Tangible book value per common share	$17.25	$14.45	$15.97	$13.54	$11.97

Tangible book value per diluted common share	$16.95	$14.39	$15.74	$13.07	$11.84

The following table reconciles, as of the dates set forth below, total stockholders’ equity to tangible common equity and total assets to tangible assets (dollars in thousands):

	September 30, 2016	September 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
Total stockholders’ equity	$161,248	$126,054	$167,233	$117,729	$139,873
Less: preferred stock	—	16,365	16,372	16,359	31,892
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,289	926	1,549	1,107	1,470
Less: mortgage servicing asset	25	—	29	—	—

Tangible common equity	$141,804	$90,633	$131,153	$82,133	$88,381

Total assets	$1,557,082	$1,413,355	$1,585,727	$1,174,515	$1,139,897
Less: goodwill	18,130	18,130	18,130	18,130	18,130
Less: core deposit intangibles, net	1,289	926	1,549	1,107	1,470
Less: mortgage servicing asset	25	—	29	—	—

Tangible assets	$1,537,638	$1,394,299	$1,566,019	$1,155,278	$1,120,297

Equity / assets	10.36%	8.92%	10.55%	10.02%	12.27%

Tangible common equity to tangible assets	9.22%	6.50%	8.37%	7.11%	7.89%

The following table reconciles, as of the dates set forth below, total average stockholders’ equity to average tangible common equity and net income allocable to common stockholders to adjusted net income allocable to common stockholders (dollars in thousands):

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Total average stockholders’ equity	$156,751	$120,955	$125,808	$123,181	$137,936
Less: average intangible assets and preferred stock	20,272	34,572	19,165	37,924	50,646

Average tangible common equity	$136,479	$86,383	$106,643	$85,257	$87,290

Net income allocable to common	$8,956	$7,617	$10,123	$8,279	$6,895
Amortization of core deposit intangible	264	182	275	363	487
Less: Tax effect of core deposit intangible amortization	92	64	96	127	166

Adjusted net income allocable to common stockholders	$9,128	$7,735	$10,302	$8,515	$7,216

Return on average equity (ROAE) annualized	7.63%	8.56%	8.19%	7.30%	5.71%

Return on average tangible common equity (ROATCE) annualized	8.93%	11.97%	9.66%	9.99%	8.27%

The following table reconciles, as of the dates set forth below, the efficiency ratio to the GAAP-based efficiency ratio (dollars in thousands):

	As of and for the nine months ended September 30,		As of and for the years ended December 31,
	2016	2015	2015	2014	2013
Non-interest expense	$30,364	$26,911	$38,575	$35,645	$35,137
Less: merger expenses	237	77	1,691	—	—
Less: loss on debt extinguishment	58	316	316	—	—

Non-interest expense, excluding merger expenses and loss on debt extinguishment	$30,069	$26,518	$36,568	$35,645	$35,137

Net interest income	$36,934	$33,949	$46,262	$41,361	$41,235

Non-interest income	$7,677	$6,477	$9,802	$8,674	$7,892
Less: net gain from securities transactions	479	370	756	986	500
Less: net gain on acquisition	—	—	682	—	—

Non-interest income, excluding net gains on security transactions and on acquisition	$7,198	$6,107	$8,364	$7,688	$7,392

Non-interest expense to net interest income plus non-interest income	68.06%	66.57%	68.81%	71.24%	71.52%

Efficiency Ratio	68.13%	66.20%	66.94%	72.67%	72.26%

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PRAIRIE

The following table sets forth selected historical consolidated financial and other data (i) as of and for the nine months ended September 30, 2016 and 2015 and (ii) as of and for the years ended December 31, 2015 and 2014. Selected consolidated financial data as of and for the years ended December 31, 2015 and 2014 and for the nine months ended September 30, 2016 and 2015 have been derived from Prairie’s audited and unaudited financial statements included elsewhere in this proxy statement/prospectus. Prairie’s unaudited financial data in the opinion of Prairie’s management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly Prairie’s financial position and results of operations for such periods in accordance with generally accepted accounting principles, or GAAP. Prairie’s historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from Prairie’s audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages, unless otherwise denoted. Prairie was an S corporation for tax purposes during the periods presented below.

(Dollars in thousands, except per share data)	As of and for the Nine Months Ended September 30		As and for the years ended December 31,
	2016	2015	2015	2014
Statement of Income Data
Interest and dividend income	$5,401	$5,010	$6,747	$5,874
Interest expense	384	363	480	530
Net interest income	5,017	4,647	6,267	5,344
Provision for loan losses	140	180	240	200
Other non-interest income	287	319	449	443
Other non-interest expense	2,236	2,117	3,230	2,887
Income before income taxes	2,928	2,669	3,246	2,700
Provision for income taxes	137	118	145	118
Net income	2,791	2,551	3,101	2,582
Net income allocable to S corporation stockholders	2,791	2,551	3,101	2,582
Basic earnings per share	$37.31	$34.10	$41.46	$34.52

Balance Sheet Data (at period end)
Cash and cash equivalents	$6,051	$7,444	$6,339	$6,970
Investment securities held-to-maturity	4,376	4,844	5,002	7,597
Gross loans held for investment	135,194	131,706	134,831	130,107
Allowance for loan losses	2,076	1,867	1,932	1,691
Loans held for investment, net of allowance for loan losses	133,118	129,839	132,899	128,416
Total assets	148,353	146,705	147,928	146,397
Total deposits	127,866	128,031	128,436	129,703
Borrowings	1,575	1,875	2,800	2,100
Total liabilities	129,793	130,250	131,597	132,120
Total stockholders’ equity	18,560	16,455	16,331	14,277

Performance ratios
Return on average assets (ROAA) annualized	2.49%	2.26%	2.06%	1.72%
Return on average equity (ROAE) annualized	21.36%	21.21%	19.02%	18.59%
Yield on loans annualized	5.18%	5.16%	5.16%	5.24%
Cost of interest-bearing deposits annualized	0.51%	0.48%	0.49%	0.52%
Net interest margin annualized	4.60%	4.22%	4.28%	3.66%
Efficiency ratio*	42.16%	42.63%	48.09%	49.89%
Non-interest income / average assets annualized	0.26%	0.28%	0.30%	0.30%
Non-interest expense / average assets annualized	2.00%	1.87%	2.15%	1.93%

Capital Ratios
Tier 1 Leverage Ratio	13.50%	12.18%	12.20%	11.04%
Common Equity Tier 1 Capital Ratio	13.77%	12.80%	12.32%	N/A
Tier 1 Risk Based Capital Ratio	13.77%	12.80%	12.32%	12.05%
Total Risk Based Capital Ratio	15.02%	14.05%	13.57%	13.30%
Equity / Assets	12.51%	11.22%	11.04%	9.75%
Book value per share	$248.13	$219.98	$218.33	$190.87

*	“Efficiency ratio” is defined as noninterest expense not including loss on extinguishment of debt, divided by Prairie’s operating revenue (which is equal to net interest income plus noninterest income) excluding gains and losses on sales of securities.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed consolidated combined financial information about the financial condition and results of operations of Equity giving effect to the merger, the Community merger and the Private Placement. The selected unaudited pro forma condensed combined financial information assumes that the merger and the Community merger are accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Prairie, as of the effective date, will be recorded by Equity at their respective fair values and the excess of the merger consideration over the fair value of Prairie’s net assets will be allocated to goodwill.

The table sets forth the information as if the merger, the Community merger and the Private Placement had become effective on September 30, 2016, with respect to financial condition data, and on January 1, 2015, with respect to the results of operations data. The selected unaudited pro forma condensed consolidated combined financial data has been derived from and should be read in connection with the unaudited pro forma condensed consolidated combined financial information, including the notes thereto, which is included in this proxy statement/prospectus under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

The selected unaudited pro forma condensed consolidated combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed consolidated combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions among other factors. Further, as explained in more detail in the notes accompanying the detailed unaudited pro forma condensed consolidated combined financial information included under “Unaudited Pro Forma Condensed Consolidated Combined Financial Information,” the allocation of the purchase price reflected in the selected unaudited pro forma condensed consolidated combined financial data is subject to adjustments and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the final adjustments may be different from the unaudited pro forma adjustments presented in this proxy statement/prospectus.

As of September 30, 2016
(Dollars in thousands)
Pro Forma Condensed Consolidated Combined Balance Sheet Data:
Loans held for investment	$1,438,634
Allowance for loan losses	6,080
Total assets	2,208,039
Deposits	1,681,881
Other borrowed funds	245,592
Total stockholders’ equity	270,135

	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
	(Dollars in thousands, except per share data)
Pro Forma Condensed Consolidated Combined Income Statement Data:
Net interest income	$57,543	$74,462
Provision for loan losses	1,610	3,427
Non-interest income	10,974	14,391
Non-interest expense	46,777	57,647
Income before income taxes	20,130	27,779
Net income	14,768	20,458
Net income allocable to common stockholders	14,767	20,257
Pro Forma Condensed Consolidated Combined Per Share Data:
Basic earnings per share	$1.13	$1.83
Diluted earnings per share	1.12	1.82

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated combined financial information of Equity as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015, is presented to show the impact on Equity’s historical financial position and results of operations of:

•	the merger;

•	the Community merger;

•	the Private Placement; and

•	the proposed issuance of common stock of Equity to Prairie stockholders and the cash consideration to be paid to Prairie stockholders in connection with the merger.

As a result of the merger, Prairie stockholders will be entitled to receive an aggregate of approximately 479,468 shares of Equity common stock and aggregate cash of approximately $12,255,000, subject to downward adjustment as described in the merger agreement. The calculation of the aggregate merger consideration assumes that no cash is paid in lieu of issuing fractional shares of Equity common stock and that no downward adjustment is made as described under the sections of this proxy statement/prospectus entitled “The Merger—Terms of the Merger” beginning on page 43 and “The Merger Agreement—Merger Consideration” beginning on page 56. In addition, the unaudited pro forma condensed consolidated combined financial information and explanatory notes are based upon the assumptions that:

•	the total number of shares of Prairie common stock outstanding immediately prior to the effective time of the merger will be 74,800;

•	a closing price of Equity common stock of $35.04, which was the closing price of Equity common stock on December 16, 2016, the last practicable trading day before the initial filing of this proxy statement/prospectus; and

•	that Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets and Prairie merger costs prior to the closing total at a minimum $20,300,000.

The unaudited Pro Forma Condensed Consolidated Combined Balance Sheet reflects the historical position of Equity and Prairie as of September 30, 2016, with pro forma adjustments based on the assumption that the merger, the Community merger and the Private Placement were completed on September 30, 2016. The pro forma adjustments are based on the acquisition method of accounting. The unaudited Pro Forma Condensed Consolidated Combined Statements of Income assume that the merger, the Community merger and the Private Placement were completed on January 1, 2015. The adjustments are based on information available and certain assumptions that Equity believes are reasonable. The pro forma adjustments do not consider any potential revenue opportunities or anticipated cost savings and expense efficiencies. The final allocation of the purchase price for Prairie between stockholders’ equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Prairie’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Prairie will change the amount of the purchase price allocable to goodwill. Further, changes that would affect stockholders’ equity at Prairie, such as net income from September 30, 2016 through the date the merger is completed, will also change the amount of goodwill recorded. In addition, the final adjustments may be different from the unaudited pro forma adjustments presented in this proxy statement/prospectus.

The following information should be read in conjunction with and is qualified in its entirety by Equity’s and Community’s consolidated financial statements and accompanying notes, which are incorporated by reference in this proxy statement/prospectus, and the consolidated financial statements and accompanying notes of Prairie, which are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed consolidated combined financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

As of September 30, 2016

(Dollars in thousands)

	Equity Historical	Community Historical	Pro Forma Adjustments		Pro Forma Equity & Community Combined	Prairie Historical	Pro Forma Adjustments		Pro Forma Equity, Community & Prairie Combined
ASSETS
Cash and due from banks	$20,925	$9,356	$(471)	(a)	$29,810	$6,051	$(14,679)	(u)	$21,182
Federal funds sold	922	—	—		922	1,203	—		2,125
Cash and cash equivalents	21,847	9,356	(471)		30,732	7,254	(14,679)		23,307
Interest-bearing time deposits in other banks	4,995	—	—		4,995	—	—		4,995
Investment securities	452,306	78,166	—	(b)	530,472	4,376	11	(v)	534,859
Loans held for sale	3,071	2,019	—		5,090	—	—		5,090
Loans held for investment	956,070	362,960	(11,346)	(c)	1,307,684	135,194	(4,244)	(w)	1,438,634
Allowance for loan losses	(6,080)	(5,486)	5,486	(d)	(6,080)	(2,076)	2,076	(x)	(6,080)
Loans, net	949,990	357,474	(5,860)		1,301,604	133,118	(2,168)		1,432,554
Other real estate owned, net	5,647	5,002	(2,183)	(e)	8,466	—	—		8,466
Premises and equipment, net	39,909	12,262	513	(f)	52,684	539	513	(y)	53,736
Bank owned life insurance	33,301	—	—		33,301	—	—		33,301
Federal Reserve Bank and Federal Home Loan Bank stock	11,587	1,855	—		13,442	—	—		13,442
Interest receivable	4,712	2,161	—		6,873	2,836	—		9,709
Goodwill	18,130	—	40,744	(g)	58,874	—	9,417	(z)	68,291
Core deposit intangible, net	1,289	—	3,579	(h)	4,868	—	923	(aa)	5,791
Investment in White River Bancshares Company	—	8,390	(8,390)	(i)	—	—	—		—
Other assets	10,298	4,286	(316)	(j)	14,268	230	—		14,498
Total assets	$1,557,082	$480,971	$27,616		$2,065,669	$148,353	$(5,983)		$2,208,039

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-interest-bearing deposits	$169,368	$37,994	$—		$207,362	$29,317	$—		$236,679
Interest-bearing transaction and savings	571,255	239,059	—		810,314	53,854	—		864,168
Time deposits	437,109	99,347	(200)	(k)	536,256	44,695	83	(bb)	581,034
Total deposits	1,177,732	376,400	(200)		1,553,932	127,866	83		1,681,881
Federal funds purchased and retail repurchase agreements	25,382	—	—		25,382	—	—		25,382
Federal Home Loan Bank advances	168,756	34,137	192	(l)	203,085	—	—		203,085
Bank stock loan	—	8,741	(8,741)	(m)	—	—	—		—
ESOP note payable guarantee	—	—	—		—	1,575	(1,575)	(cc)	—
Subordinated debentures	9,431	5,155	(968)	(n)	13,618	—	—		13,618
Contractual obligations	2,831	676	—		3,507	—	—		3,507
Interest payable and other liabilities	11,702	2,345	(3,210)	(o)	10,837	352	(758)	(dd)	10,431
Total liabilities	1,395,834	427,454	(12,927)		1,810,361	129,793	(2,250)		1,937,904

Commitments and contingent liabilities

Stockholders’ equity
Common stock	97	37	(37)	(p)	132	748	(748)	(ee)	137
			27	(q)			5	(ff)
			8	(t)
Additional paid-in capital	138,546	9,610	(9,610)	(p)	236,448	1,208	(1,208)	(ee)	253,244
			74,262	(q)			16,796	(ff)
			23,640	(t)
Retained earnings	43,911	43,518	(8,323)	(i)	40,034	18,181	(2)	(cc)	38,060
			(35,717)	(p)			(18,179)	(ee)
			(3,877)	(r)			(1,974)	(gg)
			522	(s)
Accumulated other comprehensive income (loss)	(1,409)	352	(67)	(i)	(1,409)	—	—		(1,409)
			(285)	(p)
ESOP note payable guarantee	—	—	—		—	(1,577)	1,577	(cc)	—
Employee stock loans	(242)	—	—		(242)	—	—		(242)
Treasury stock	(19,655)	—	—		(19,655)	—	—		(19,655)
Total stockholders’ equity	161,248	53,517	40,543		255,308	18,560	(3,733)		270,135
Total liabilities and stockholders’ equity	$1,557,082	$480,971	$27,616		$2,065,669	$148,353	$(5,983)		$2,208,039

See accompanying notes to pro forma condensed consolidated combined financial information

Unaudited Pro Forma Condensed Consolidated Combined Statement of Income

For the Nine Months Ended September 30, 2016

(Dollars in thousands, except per share amounts)

	Equity Historical	Community Historical	Pro Forma Adjustments		Pro Forma Equity & Community Combined	Prairie Historical	Pro Forma Adjustments		Pro Forma Equity, Community & Prairie Combined
Interest and dividend income
Loans, including fees	$34,885	$15,736	$536	(hh)	$51,157	$5,291	$—	(rr)	$56,448
Securities	7,094	1,652	—		8,746	110	(2)	(ss)	8,854
Other interest income	1,513	29	(107)	(ii)	1,435	—	(83)	(tt)	1,352
Total interest and dividend income	43,492	17,417	429		61,338	5,401	(85)		66,654

Interest expense
Deposits	4,984	1,375	62	(jj)	6,421	374	(12)	(uu)	6,783
Federal funds purchased and retail repurchase agreements	42	—	—		42	10	—		52
Federal Home Loan Bank advances	1,063	401	(29)	(kk)	1,435	—	—		1,435
Bank stock loan	—	274	(82)	(ll)	192	—	—		192
Subordinated debentures	469	152	28	(mm)	649	—	—		649
Total interest expense	6,558	2,202	(21)		8,739	384	(12)		9,111

Net interest income	36,934	15,215	450		52,599	5,017	(73)		57,543
Provision for loan losses	1,359	111	—		1,470	140	—		1,610
Net interest income after provision for loan losses	35,575	15,104	450		51,129	4,877	(73)		55,933

Non-interest income
Service charges and fees	2,437	1,432	—		3,869	159	—		4,028
Debit card income	2,127	—	—		2,127	—	—		2,127
Mortgage banking	1,019	—	—		1,019	—	—		1,019
Increase in value of bank owned life insurance	746	—	—		746	—	—		746
Equity in earnings of White River Bancshares Company	—	400	(400)	(nn)	—	—	—		—
Net gains on investment securities transactions	479	53	—		532	—	—		532
Other non-interest income	869	1,525	—		2,394	128	—		2,522
Total non-interest income	7,677	3,410	(400)		10,687	287	—		10,974

Non-interest expense
Salaries and employee benefits	15,849	6,927	—		22,776	1,305	—		24,081
Net occupancy and equipment	3,321	1,674	10	(oo)	5,005	195	10	(vv)	5,210
Data processing	2,590	1,473	—		4,063	189	—		4,252
Professional fees	1,544	—	—		1,544	243	—		1,787
Advertising and business development	901	280	—		1,181	18	—		1,199
Telecommunications	803	89	—		892	26	—		918

FDIC insurance	753	306	—		1,059	83	—		1,142
Courier and postage	482	138	—		620	30	—		650
Amortization of core deposit intangible	260	—	302	(pp)	562	—	113	(ww)	675
Loan expense	413	259	—		672	—	—		672
Other real estate owned, net	164	11	—		175	—	—		175
Merger expenses	237	2,006	—		2,243	—	—		2,243
Other non-interest expense	3,047	579	—		3,626	147	—		3,773
Total non-interest expense	30,364	13,742	312		44,418	2,236	123		46,777

Income before income taxes	12,888	4,772	(262)		17,398	2,928	(196)		20,130
Provision for income taxes	3,931	1,469	(100)	(qq)	5,300	137	(908)	(xx)	6,345
Net income	8,957	3,303	(162)		12,098	2,791	(1,104)		13,735
Dividends and discount accretion on preferred stock	(1)	—	—		(1)	—	—		(1)
Net income allocable to common stockholders	$8,956	$3,303	$(162)		$12,097	$2,791	$(1,104)		$13,735

Basic earnings per share	$1.09	$8.83			$1.11	$37.31			$1.13
Weighted average shares outstanding	8,215,760	374,026			10,905,450	74,800			12,154,918

Diluted earnings per share	$1.07				$1.10				$1.12
Weighted average shares outstanding	8,333,613				11,023,303				12,272,771

See accompanying notes to pro forma condensed consolidated combined financial information

Unaudited Pro Forma Condensed Consolidated Combined Statement of Income

For the Year Ended December 31, 2015

(Dollars in thousands, except per share amounts)

	Equity Historical	Community Historical	Pro Forma Adjustments		Pro Forma Equity & Community Combined	Prairie Historical	Pro Forma Adjustments		Pro Forma Equity, Community & Prairie Combined
Interest and dividend income
Loans, including fees	$43,361	$20,342	$2,283	(yy)	$65,986	$6,561	$—	(iii)	$72,547
Securities	8,691	2,253	—		10,944	186	(2)	(jjj)	11,128
Other interest income	976	24	(143)	(zz)	857	—	(110)	(kkk)	747
Total interest and dividend income	53,028	22,619	2,140		77,787	6,747	(112)		84,422

Interest expense
Deposits	4,926	1,912	83	(aaa)	6,921	480	(17)	(lll)	7,384
Federal funds purchased and retail repurchase agreements	61	—	—		61	—	—		61
Federal Home Loan Bank advances	495	236	(38)	(bbb)	693	—	—		693
Bank stock loan	641	427	(110)	(ccc)	958	—	—		958
Subordinated debentures	643	185	36	(ddd)	864	—	—		864
Total interest expense	6,766	2,760	(29)		9,497	480	(17)		9,960

Net interest income	46,262	19,859	2,169		68,290	6,267	(95)		74,462
Provision for loan losses	3,047	140	—		3,187	240	—		3,427
Net interest income after provision for loan losses	43,215	19,719	2,169		65,103	6,027	(95)		71,035

Non-interest income
Service charges and fees	2,708	1,735	—		4,443	225	—		4,668
Debit card income	2,161	—	—		2,161	—	—		2,161
Mortgage banking	1,088	—	—		1,088	—	—		1,088
Increase in value of bank owned life insurance	957	—	—		957	—	—		957
Net gain on acquisition	682	—	—		682	—	—		682
Net gains on investment securities transactions	756	66	—		822	—	—		822
Equity in earnings of White River Bancshares Company	—	340	(340)	(eee)	—	—	—		—
Other non-interest income	1,450	2,339	—		3,789	224			4,013
Total non-interest income	9,802	4,480	(340)		13,942	449	—		14,391

Non-interest expense
Salaries and employee benefits	19,202	7,904	—		27,106	2,063	—		29,169
Net occupancy and equipment	4,155	2,367	13	(fff)	6,535	325	13	(mmm)	6,873
Data processing	2,939	1,311	—		4,250	338	—		4,588
Professional fees	2,086	—	—		2,086	135	—		2,221
Advertising and business development	1,199	293	—		1,492	29	—		1,521

Telecommunications	811	126	—		937	36	—		973
FDIC insurance	840	447	—		1,287	81	—		1,368
Courier and postage	544	200	—		744	52	—		796
Amortization of core deposit intangible	275	—	402	(ggg)	677	—	168	(nnn)	845
Loan expense	388	356	—		744	—	—		744
Other real estate owned, net	287	839	—		1,126	—	—		1,126
Merger expenses	1,691	—	—		1,691	—	—		1,691
Other non-interest expense	4,158	1,403	—		5,561	171	—		5,732
Total non-interest expense	38,575	15,246	415		54,236	3,230	181		57,647

Income before income taxes	14,442	8,953	1,414		24,809	3,246	(276)		27,779
Provision for income taxes	4,142	2,599	541	(hhh)	7,282	145	991	(ooo)	8,418
Net income	10,300	6,354	873		17,527	3,101	(1,261)		19,361
Dividends and discount accretion on preferred stock	(177)	(24)	—		(201)	—	—		(201)
Net income allocable to common stockholders	$10,123	$6,330	$873		$17,326	$3,101	$(1,267)		$19,160

Basic earnings per share	$1.55	$15.82			$1.88	$41.46			$1.83
Weighted average shares outstanding	6,515,346	400,218			9,205,036	74,800			10,454,504

Diluted earnings per share	$1.54				$1.87				$1.82
Weighted average shares outstanding	6,560,021				9,249,711				10,499,179

See accompanying notes to pro forma condensed consolidated combined financial information

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information

(Dollars in thousands, except per share amounts)

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

(a)	This adjustment includes the cash portion of the merger consideration of $9.7 million; pre-tax direct-incremental merger and stock issuance costs of $5.6 million ($3.9 million, after-tax) in addition to the merger expenses recognized at September 30, 2016; Equity’s repayment of Community’s bank stock loan of $8.7 million; and the $23.6 million proceeds, net of issuance costs, of Equity’s private placement of 770,000 shares on December 20, 2016.
(b)	The carrying values of Community’s investment securities, which are substantially all available-for-sale, equal the fair values of the acquired investment securities.
(c)	This adjustment represents the fair value adjustments of loans. The purchase accounting adjustment for the acquired loan portfolio is comprised of $7.7 million of non-accretable credit adjustments and $3.6 million of accretable interest rate adjustments.
(d)	This adjustment represents the elimination of Community’s allowance for loan losses as part of the purchase accounting transactions.
(e)	This adjustment represents fair value adjustments on real estate acquired through or instead of foreclosure (“other real estate owned”).
(f)	This adjustment represents fair value adjustments of premises and equipment.

(g)	This adjustment represents the purchase price allocation for the merger, calculated as follows:

Issue 2,689,690 Equity shares valued at the closing price for Equity common stock on November 10, 2016	$74,289
Cash merger consideration, including cash in lieu of fractional shares	9,750

Total purchase price	84,039
Less: Community equity at book value	(54,039)
Adjust book value of Community equity for distribution of investment in White River	8,390
Allocated to investment securities	—
Allocated to loan	11,346
Elimination of allowance for loan losses	(5,486)
Allocated to other real estate owned fair value	2,183
Allocated to premises and equipment	(513)
Allocated to core deposit intangibles	(3,579)
Allocated to time deposit fair value	(200)
Allocated to Federal Home Loan Bank term advances	192
Allocated to subordinated debentures	(939)
Allocated to investments in limited-liability entities which invest in qualified affordable housing projects	809
Allocated to deferred tax liabilities	(1,459)

Adjustment for estimated goodwill to be recognized	$40,744

(h)	This adjustment represents the recognition of core deposit intangibles.
(i)	This adjustment reflects the White River Distribution at the book value of White River as of September 30, 2016.
(j)	This adjustment includes discounts of $809 thousand on Community’s investments in limited liability entities which invest in qualified affordable housing projects; a discount of $29 thousand on Community’s investment in Community First AR Statutory Trust I; offset by a pro forma receivable of $522 thousand for merger costs, net of taxes, expensed by Community prior to September 30, 2016, but incurred on behalf of Equity.
(k)	This adjustment reflects interest-bearing time deposits at their estimated fair values.
(l)	This adjustment represents fair value adjustments on Community’s Federal Home Loan Bank term advances.
(m)	This adjustment reflects Equity’s repayment of Community’s bank stock loan of $8.7 million.
(n)	This adjustment represents fair value adjustments of Community’s subordinated debentures assumed by Equity at acquisition.
(o)	This adjustment represents the impact on deferred income taxes of the estimated $1.7 million tax benefit on the direct, incremental merger expenses in addition to the merger expenses recognized at September 30, 2016 plus the purchase accounting adjustments, calculated as follows:

Loan fair value adjustments	$5,860
Other real estate owned fair value adjustments	2,183
Premises and equipment fair value adjustments	(513)
Core deposit intangibles	(3,579)
Limited-liability entities fair value adjustments	809
Deposits fair value adjustments	(200)
Federal Home Loan Bank term advances fair value adjustments	192
Subordinated debentures fair value adjustments	(939)

Subtotal of fair value adjustments	3,813

Calculated deferred taxes at Equity’s estimated statutory rate of 38.25%	$1,459

(p)	This adjustment represents the elimination of the historical equity of Community after adjustment for the White River distribution and the reversal of $522 thousand of merger costs, net of taxes, expensed by Community prior to September 30, 2016, but incurred on behalf of Equity.
(q)	This adjustment represents issuance of 2,689,690 shares of Equity common stock, par value $0.01 per share, to stockholders of Community, based on the closing price for Equity common stock ending on November 10, 2016.
(r)	This adjustment represents the after-tax direct-incremental merger and stock issuance costs of $3.9 million ($5.6 million, pre-tax) in addition to the merger expenses recognized at September 30, 2016.
(s)	This adjustment represents the reversal of $522 thousand of merger costs, net of taxes, expensed by Community prior to September 30, 2016, but incurred on behalf of Equity.
(t)	This adjustment represents the issuance of 770,000 shares of Equity common stock, par value $0.01 per share, in a private placement to institutional investors on December 20, 2016. The proceeds of the private placement were $25.0 million ($23.6 million net of issuance costs).
(u)	This adjustment includes the cash portion of the merger consideration of $12.3 million and pre-tax direct-incremental merger and stock issuance costs of $2.4 million ($1.9 million, after-tax).
(v)	This adjustment represents an approximation of the fair value adjustment on investment securities.
(w)	This adjustment represents an approximation of the fair value adjustments of loans to be acquired.
(x)	This adjustment represents the elimination of Prairie’s allowance for loan losses as part of the purchase accounting transactions.
(y)	This adjustment reflects an approximation of the fair value adjustment of premises and equipment.
(z)	This adjustment represents the purchase price allocation for the Prairie merger, calculated as follows:

Issue 479,468 Equity shares valued at the closing price for Equity common stock on December 16, 2016	$16,801
Cash merger consideration	12,255

Total purchase price	29,056
Less: Prairie equity at book value	(18,560)
Adjust book value of Prairie equity for payment of ESOP loan with merger proceeds	(1,575)
Allocated to investment securities	(11)
Allocated to loan	4,244
Elimination of allowance for loan losses	(2,076)
Allocated to premises and equipment	(513)
Allocated to core deposit intangibles	(923)
Allocated to time deposit	83
Allocated to deferred tax liabilities	(308)

Adjustment for estimated goodwill to be recognized	$9,417

(aa)	This adjustment represents the recognition of estimated core deposit intangibles.
(bb)	This adjustment represents an approximation of fair value adjustments on interest-bearing time deposits to be acquired.
(cc)	This adjustment reflects the repayment of the exempt ESOP loan by the State Bank ESOP.

(dd)	This adjustment represents the impact on deferred income taxes of the estimated $450 thousand tax benefit of the direct, incremental merger costs plus the purchase accounting adjustments, calculated as follows:

Investment securities fair value adjustments	$(11)
Loan fair value adjustments	2,168
Premises and equipment fair value adjustments	(513)
Core deposit intangibles	(923)
Deposits fair value adjustments	83

Subtotal of fair value adjustments	804

Calculated deferred taxes at Equity’s estimated statutory rate of 38.25%	$308

(ee)	This adjustment represents the elimination of the historical equity of Prairie as a part of the purchase accounting transactions.
(ff)	This adjustment represents the issuance of 479,468 shares of Equity common stock, par value $0.01 per share, to stockholders of Prairie, based on the closing price of Equity common stock on December 16, 2016.
(gg)	This adjustment represents the estimated after-tax direct-incremental merger and stock issuance costs.
(hh)	This adjustment reflects the accretion of accretable loan discount on a level-yield method over the estimated remaining terms to maturity of the loans acquired.
(ii)	This adjustment represents the anticipated loss of investment income related to the cash expenditures for the cash portion of the merger consideration, the estimated pre-tax direct, incremental merger costs, and the $2.7 million pay down of the bank stock loan using an assumed reinvestment rate of 0.75%.
(jj)	This adjustment represents amortization of the time deposit fair market value adjustments using the effective interest method over the remaining contractual maturity of the deposits.
(kk)	This adjustment represents amortization of the fair market value adjustment on Federal Home Loan Bank Advances over five years.
(ll)	This adjustment reflects a $2.7 million principal reduction on the bank stock loan outstanding at Community’s historical borrowing rate of 4%.
(mm)	This adjustment represents amortization of the subordinated debenture discount on a level-yield basis over the remaining maturity of the assumed subordinated debentures.
(nn)	The merger agreement required the distribution of Community’s investment in White River. This adjustment removes the earnings from White River included in Community’s unaudited consolidated statement of income for the nine months ended September 30, 2016.
(oo)	This adjustment represents nine months of additional depreciation on the fair value adjustment related to the facilities. The additional depreciation was computed on a straight-line basis over 39 years.
(pp)	This adjustment represents nine months of amortization on core deposit intangibles of $3.6 million expected to be acquired in the merger, which will be amortized on an accelerated basis over an estimated ten years.
(qq)	This adjustment represents the net federal tax effect of the pro forma adjustments using Equity’s statutory tax rate of 38.25%.
(rr)	The accretable yield associated with the fair value of Prairie’s loans has been determined to be immaterial.
(ss)	This adjustment represents nine months amortization over five years of the purchase accounting adjustment on investment securities.
(tt)	This adjustment represents the anticipated loss of investment income related to the cash expenditures for the cash portion of the merger consideration and the estimated pre-tax direct, incremental merger costs using an assumed reinvestment rate of 0.75%.
(uu)	This adjustment represents amortization of the time deposit fair market value adjustment over five years.

(vv)	This adjustment represents nine months of additional depreciation on the fair value adjustment related to the facilities. The additional depreciation was computed on a straight-line basis over 39 years.
(ww)	This adjustment represents nine months of amortization on core deposit intangibles of $923 thousand expected to be acquired in the Prairie merger, which will be amortized on an accelerated basis over an estimated ten years.
(xx)	This adjustment represents the net federal tax effect of the pro forma adjustments and Prairie historical earnings using Equity’s statutory tax rate of 38.25%.
(yy)	This adjustment reflects the accretion of accretable loan discount on a level-yield method over the estimated remaining terms to maturity of the loans acquired.
(zz)	This adjustment represents the anticipated loss of investment income related to the cash expenditures for the cash portion of the merger consideration, the estimated pre-tax direct, incremental merger costs, and the $2.7 million pay down of the bank stock loan using an assumed reinvestment rate of 0.75%.
(aaa)	This adjustment represents amortization of the time deposit fair market value adjustments using the effective interest method over the remaining contractual maturity of the deposits.
(bbb)	This adjustment represents amortization of the fair market value adjustment on Federal Home Loan Bank Advances over five years.
(ccc)	This adjustment reflects a $2.7 million principal reduction on the bank stock loan outstanding at Community’s historical borrowing rate of 4%.
(ddd)	This adjustment represents amortization of the subordinated debenture discount on a level-yield basis over the remaining maturity of the assumed subordinated debentures.
(eee)	The merger agreement required the distribution of Community’s investment in White River. This adjustment removes the earnings from White River included in Community’s consolidated statement of income.
(fff)	This adjustment represents additional depreciation on the fair value adjustment related to the facilities. The additional depreciation was computed on a straight-line basis over 39 years.
(ggg)	This adjustment represents amortization on core deposit intangibles of $3.6 million expected to be acquired in the merger, which will be amortized on an accelerated basis over an estimated ten years.
(hhh)	This adjustment represents the net federal tax effect of the pro forma adjustments using Equity’s statutory tax rate of 38.25%.
(iii)	The accretable yield associated with the fair value of Prairie’s loans has been determined to be immaterial.
(jjj)	This adjustment represents amortization over five years of the purchase accounting adjustment on investment securities.
(kkk)	This adjustment represents the anticipated loss of investment income related to the cash expenditures for the cash portion of the merger consideration and the estimated pre-tax direct, incremental merger costs using an assumed reinvestment rate of 0.75%.
(lll)	This adjustment represents amortization of the time deposit fair market value adjustment over five years.
(mmm)	This adjustment represents additional depreciation on the fair value adjustment related to the facilities. The additional depreciation was computed on a straight-line basis over 39 years.
(nnn)	This adjustment represents amortization on the core deposit intangibles of $923 thousand expected to be acquired in the Prairie merger, which will be amortized on an accelerated basis over an estimated ten years.
(ooo)	This adjustment represents the net federal tax effect of the pro forma adjustments and Prairie historical earnings using Equity’s statutory tax rate of 38.25%.

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below for Equity, Community and Prairie is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2015 and as of and for the nine months ended September 30, 2016. The information presented below should be read together with the historical consolidated financial statements of Equity and Community, which are incorporated by reference herein, and the historical consolidated financial statements of Prairie, which are included elsewhere in this proxy statement/prospectus, and the unaudited pro forma condensed consolidated combined financial information, including the notes thereto, which are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma and pro forma per equivalent share information gives effect to the merger as if the merger, the Community merger and the Private Placement had become effective on September 30, 2016 in the case of the book value data, and as if the merger, Community merger and the Private Placement had been effective on January 1, 2015 in the case of earnings per share and cash dividends data. The unaudited pro forma data combines the historical results of Prairie and Community into Equity’s consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger, Community merger and the Private Placement taken place on January 1, 2015.

The per equivalent Prairie share data shows the effect of the merger from the perspective of an owner of Prairie common stock. The data was computed by multiplying the pro forma data based on the exchange ratio of 6.41 shares of Equity common stock to be exchanged for each shares of Prairie common stock. The maximum exchange ratio is calculated by dividing the maximum aggregate merger consideration by the number of exchangeable shares. The calculation of the maximum aggregate merger consideration assumes that no downward adjustment of the cash consideration is made as described under the sections of this proxy statement/prospectus entitled “The Merger—Terms of the Merger” beginning on page 43 and “The Merger Agreement—Merger Consideration” beginning on page 56. Assuming the exchange ratio is 6.41, then, based on the closing sale prices of Equity common stock on NASDAQ on December 16, 2016, which is $35.04, the implied value of the merger consideration per share of Prairie common stock is $388.45.

The selected unaudited pro forma adjustments are based upon available information and certain assumptions that Equity and Prairie management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Prairie will be reflected in the consolidated financial statements of Equity on a prospective basis.

	Equity Historical	Community Historical	Prairie Historical	Pro Forma Combined	Per Equivalent Prairie Share*
For the nine months ended September 30, 2016:
Basic earnings per share	$1.09	$8.83	$37.31	$1.13	$8.33
Diluted earnings per share	1.07	8.83	37.31	1.12	8.20
Cash dividends per share	—	1.45	18.00	—	—
Book value per common share as of September 30, 2016	19.62	144.46	248.13	22.22	142.43

For the year ended December 31, 2015:
Basic earnings per share	$1.55	$15.82	$41.45	$1.83	$13.40
Diluted earnings per share	1.54	15.82	41.45	1.82	13.33
Cash dividends per share	—	1.26	—	—	—
Book value per common share as of December 31, 2015	18.37	134.62	218.33	19.35	124.04

*	Reflects Prairie shares at an exchange ratio of 6.41.

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/prospectus, including the matters addressed under the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 37 and the matters discussed under the caption “Risk Factors” in the Annual Report on Form 10-K filed by Equity for the fiscal year ended December 31, 2015, as updated by a subsequently filed Form 10-Q and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Equity” refer to Equity Bancshares, Inc., a Kansas corporation, and its affiliates, including Equity Bank.

Risks Relating to the Merger

The Merger may not be completed.

Completion of the merger is subject to regulatory approval. Equity may not receive the required regulatory approvals. If Equity does not obtain the required regulatory approvals, the merger will not be completed. If such regulatory approvals are received, they may impose conditions that would result in certain closing conditions of the merger not being satisfied or may not be received timely.

The consummation of the merger is also subject to other conditions precedent described in the merger agreement. If a condition of either party is not satisfied, the other party may be able to terminate the merger agreement and, in such case, the merger would not be consummated. If all of the conditions precedent in the merger agreement are not satisfied, the merger may not be completed.

The sum of Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Prairie stockholders would be entitled to receive.

The amount of the cash portion of the merger consideration that Prairie stockholders would be entitled to receive in the merger will be reduced on a dollar for dollar basis if the sum of Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets as of the close of business on the fifth business day preceding the closing date of the merger, after adjusting for items specified in the merger agreement, is less than $20,300,000. Prairie’s capital, surplus, and retained earnings as calculated prior to the closing of the merger will depend in part on the results of Prairie’s business operations and the management of merger-related expenses by Prairie prior to the closing of the merger. If Prairie’s earnings are less than it expects or if the Prairie Merger Costs are greater than Prairie expects, Prairie’s adjusted stockholders’ equity may be less than $20,300,000. Preparing for integration of the merger may have a negative impact on Prairie’s results of operations, and the merger-related expenses for which Prairie will be liable are difficult to predict. As of [            ], 2017, the most recent practicable date before the printing of this proxy statement/prospectus, Prairie stockholders’ equity was $[        ]. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 56. Accordingly, at the time Prairie stockholders vote with respect to the Prairie Merger Proposal, they will not know the exact value of the aggregate cash portion of the merger consideration they will be entitled to receive in the merger.

Preparing for the merger may negatively impact Prairie’s operating results and, as a result, the amount of the cash portion of the merger consideration that Prairie stockholders would be entitled to receive.

Prairie is taking various actions, as required by the merger agreement, to prepare for the merger and expects to continue to do so prior to the closing of the merger. These actions include participating in preparing regulatory filings for the merger, meeting with customers and employees to discuss the merger, and preparing for systems conversion related to the merger. These items may distract Prairie’s management from pursuing the business strategy that Prairie has historically employed. In addition, the merger agreement places material restrictions on the ability of Prairie to manage its operations independently, including by requiring Prairie to obtain the approval of Equity prior to taking certain actions. Finally, Prairie will be liable for certain merger-related expenses prior to the closing of the merger. Additional discussion of Prairie’s covenants made in connection with the merger agreement are discussed more fully in “The Merger Agreement—Covenants and Agreements,” beginning on page 61. These factors may impact Prairie’s profitability and these one-time expenses will result in Prairie’s non-interest expenses being higher than historical levels prior to the consummation of the merger. As a result, the results of Prairie’s operations prior to Prairie’s entry into the merger agreement may not have any predictive value relating to, or be representative of, Prairie’s operating results and profitability following its entry into the merger agreement. Lower profits and higher expenses may adversely affect Prairie’s capital, surplus, and retained earnings prior to the consummation of the merger, which may limit how much cash, if any, will be paid to Prairie’s stockholders as merger consideration.

Because the market price of Equity common stock will fluctuate, Prairie stockholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Prairie common stock (except for dissenting shares (as defined in the merger agreement) and shares of Prairie common stock held by Prairie, Equity or their respective subsidiaries (other than (i) shares of Prairie common stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Prairie common stock held in respect of a debt previously contracted)) will be converted into the right to receive 6.41 shares of Equity common stock and $163.84, in cash, subject to adjustment based upon the sum of Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger, after adjusting for items specified in the merger agreement. The market value of the equity portion of the merger consideration will vary from the closing price of Equity common stock on the date Equity and Prairie announced the merger, on the date that this proxy statement/prospectus is mailed to Prairie stockholders, on the date of the Prairie special meeting and on the date the merger is completed and thereafter. Any change in the market price of Equity common stock prior to the completion of the merger will affect the market value of the equity portion of the merger consideration that Prairie stockholders will be entitled to receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Equity common stock. Stock price changes may result from a variety of factors that are beyond the control of Equity, including, but not limited to, general market and economic conditions, changes in Equity’s business, operations and prospects and regulatory considerations.

Therefore, at the time of the Prairie special meeting you will not know the precise market value of the merger consideration you will be entitled to receive at the effective time. You should obtain current market quotations for shares of Equity common stock. There are no current market quotations for Prairie common stock because Prairie is a privately owned corporation and its common stock is not traded on any established public trading market.

The market price of Equity common stock after the merger may be affected by factors different from those affecting the shares of Prairie or Equity currently.

Upon completion of the merger, holders of Prairie common stock will become holders of Equity common stock. Equity’s business differs in important respects from that of Prairie, and, accordingly, the results of operations of the combined company and the market price of Equity common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Equity and Prairie. For a discussion of the business of Prairie and of some important factors to consider in connection with its business, see “Information About Prairie” beginning on page 76.

Regulatory approvals may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

The Board of Governors of the Federal Reserve System and the Office of the State Bank Commissioner of Kansas have each approved the transaction, however an adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approvals, waivers or consents, or delay their receipt. These regulators may still impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 55.

Combining the two companies, including the retention of key employees, may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Equity and Prairie have operated and, until the completion of the merger, will continue to operate, independently and may not begin the actual integration process. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Equity’s ability to successfully combine and integrate the businesses of Equity and Prairie in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers.

It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Equity’s ability to successfully conduct its business, which could have an adverse effect on Equity’s financial results and the value of its common stock. If Equity experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that can cause Equity and/or Prairie to lose customers or cause customers to remove their accounts from Equity and/or Prairie and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Prairie and Equity during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The unaudited pro forma condensed consolidated combined financial information included in this proxy statement/prospectus are preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed consolidated combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Equity’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed consolidated combined financial information reflects adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which is based upon preliminary estimates, to record the Prairie identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Prairie as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 21.

Certain of Prairie’s directors and executive officers may have interests in the merger that may differ from the interests of Prairie’s stockholders.

Prairie’s stockholders should be aware that some of Prairie’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Prairie’s stockholders generally. The Prairie Board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Prairie’s stockholders vote in favor of adopting the merger agreement.

These interests include the following:

•	Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Prairie against certain liabilities arising before the effective date of the merger and to provide certain “tail” insurance for the benefit of the directors and officers of Prairie.

•	Employment Agreements. Equity Bank has entered into employment agreements to be effective as of the effective time of the merger with Michael C. Mense, Cheri Mense, Jeff Torluemke and Steve Schoendaler.

•	Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Prairie who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Prairie or Prairie First Bank for participation, vesting and benefit accrual purposes.

For a more complete description of these interests, see “The Merger—Interests of Prairie’s Directors and Executive Officers in the Merger” beginning on page 53.

Termination of the merger agreement could negatively impact both Prairie and Equity.

If the merger agreement is terminated, there may be various consequences. For example, Prairie’s or Equity’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Equity’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Prairie may be required to pay to Equity a termination fee of $800,000.

Prairie and Equity will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Prairie or Equity. These uncertainties may impair Prairie’s or Equity’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Prairie or Equity to seek to change existing business relationships with Prairie or Equity. Retention of certain employees by Prairie or Equity may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Prairie or Equity. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Prairie or Equity, Prairie’s business or Equity’s business could be harmed. In addition, subject to certain exceptions, Prairie and Equity have each agreed to operate its business in the ordinary course prior to closing and agreed to certain restrictive covenants. See “The Merger Agreement—Covenants and Agreements” beginning on page 61 for a description of the restrictive covenants applicable to Prairie and Equity.

If the merger is not completed, Equity and Prairie will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Equity and Prairie has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Equity and Prairie would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Prairie’s ability to pursue acquisition proposals and requires Prairie to pay a termination fee of $800,000 under limited circumstances, including circumstances relating to acquisition proposals for Prairie.

The merger agreement prohibits Prairie from initiating, soliciting or knowingly encouraging certain third-party acquisition proposals. See “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 65. The merger agreement also provides that Prairie must pay a termination fee in the amount of $800,000 in the event that the merger agreement is terminated under certain circumstances, including a change of recommendation of the Prairie Board in connection with a third-party acquisition proposal. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Prairie from considering or proposing such an acquisition. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination Fee” beginning on page 68.

The shares of Equity common stock to be received by Prairie stockholders as a result of the merger will have different rights from the shares of Prairie common stock.

Upon completion of the merger, Prairie stockholders will become Equity stockholders and their rights as Equity stockholders will be governed by the K.S.A, Equity’s Second Amended and Restated Articles of Incorporation (which Equity and Prairie refer to in this proxy statement/prospectus as the “Equity articles”) and Equity’s Amended and Restated Bylaws (which Equity and Prairie refer to in this proxy statement/prospectus as the “Equity bylaws”). The rights associated with Prairie common stock are different from the rights associated with Equity common stock. Please see “Comparison of Stockholders’ Rights” beginning on page 111 for a discussion of the different rights associated with Equity common stock.

Holders of Prairie and Equity common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Prairie common stock and Equity common stock currently have the right to vote in the election of the board and on other matters affecting Prairie and Equity, respectively. Upon the completion of the merger, each Prairie stockholder who receives shares of Equity common stock will become a stockholder of Equity with a percentage ownership of Equity that is smaller than the stockholder’s percentage ownership of Prairie. It is currently expected that the former stockholders of Prairie as a group will receive shares in the merger constituting approximately 3.9% of the outstanding shares of Equity common stock immediately after the merger. As a result, current holders of Equity common stock as a group will own approximately 96.1% of the outstanding shares of Equity common stock immediately after the merger. Because of this, Prairie stockholders may have less influence on the management and policies of Equity than they now have on the management and policies of Prairie and current Equity stockholders may have less influence than they now have on the management and policies of Equity.

The appraisal rights process is uncertain.

Prairie stockholders may or may not be entitled to receive more than the amount provided for in the merger agreement for their shares of Prairie common stock if they elect to exercise their appraisal rights with respect to the proposed merger, depending on the appraisal of the fair value of the Prairie common stock pursuant to the appraisal procedures under the KGCC. See “The Merger—Appraisal Rights in the Merger” beginning on page 54 and Annex D. For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your appraisal rights with respect to the merger may be more or less than the value of the merger consideration to be paid pursuant to the merger agreement. In addition, it is a closing condition of the merger agreement that the holders of not more than 5% of the outstanding shares of Prairie common stock shall have exercised their statutory appraisal rights under the KGCC. The number of shares of Prairie common stock that will exercise appraisal rights under the KGCC is not known and therefore we do not know whether this closing condition will be satisfied.

The opinion of Prairie’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Prairie has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Equity or Prairie, general market and economic conditions and other factors that may be beyond the control of Equity or Prairie, and on which the opinion of the financial advisor of Prairie was based, may significantly alter the value of Prairie or the price of Equity common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Prairie does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.

Litigation may be filed against Prairie, Equity or their respective boards of directors or officers, which could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

Lawsuits may be filed against Prairie, Equity or their respective boards of directors or officers in connection with the merger, which could prevent or delay completion of the merger and result in substantial costs to Prairie and Equity, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Equity’s business, financial condition, results of operations and cash flows following completion of the merger.

Future sales or the possibility of future sales of a substantial amount of Equity common stock may depress the price of shares of Equity common stock.

Future sales or the availability for sale of substantial amounts of Equity common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of Equity common stock and could impair Equity’s ability to raise capital through future sales of equity securities.

Equity’s certificate of formation authorizes us to issue up to 45,000,000 shares of Class A common stock and up to 5,000,000 shares of Class B common stock. Immediately after the completion of this merger, Equity expects that approximately 11,585,818 shares of Class A common stock and 573,005 shares of Class B common stock will be outstanding. Equity has entered into agreements with certain shareholders of Equity that require us to register an aggregate of up to 1,957,227 prior to the expected closing of the merger. Sales of a substantial number of shares of Equity common stock, or the perception that such sales may occur, may adversely impact the price of Equity common stock.

Equity may issue shares of Equity common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of Equity common stock, or the number or aggregate principal amount, as the case may be, of other securities that Equity may issue may in turn be substantial. Equity may also grant registration rights covering those shares of Equity common stock or other securities in connection with any such acquisitions and investments.

Equity cannot predict the size of future issuances of Equity common stock or the effect, if any, that future issuances and sales of Equity common stock will have on the market price of Equity common stock. Sales of substantial amounts of Equity common stock (including shares of Equity common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for Equity common stock and could impair Equity ability to raise capital through future sales of Equity securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Equity’s and Prairie’s current views with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s and Prairie’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s and Prairie’s control. Accordingly, Equity and Prairie caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity and Prairie believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Risk Factors” section of this proxy statement/prospectus.

There are or will be important factors that could cause Equity’s and Prairie’s actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	an economic downturn, especially one affecting Equity’s or Prairie’s core market areas;

•	the occurrence of various events that negatively impact the real estate market, since a significant portion of Equity’s and Prairie’s loan portfolio is secured by real estate;

•	difficult or unfavorable conditions in the market for financial products and services generally;

•	interest rate fluctuations, which could have an adverse effect on Equity’s and Prairie’s profitability;

•	external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on Equity’s and Prairie’s financial condition;

•	continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than Equity and Prairie;

•	costs arising from the environmental risks associated with making loans secured by real estate;

•	losses resulting from a decline in the credit quality of the assets that Equity and Prairie hold;

•	inadequacies in Equity’s and Prairie’s allowance for loan losses, which could require Equity or Prairie to take a charge to earnings and thereby adversely affect Equity’s or Prairie’s financial condition;

•	inaccuracies or changes in the appraised value of real estate securing the loans that Equity or Prairie originate, which could lead to losses if the real estate collateral is later foreclosed upon and sold at a price lower than the appraised value;

•	the costs of integrating the businesses Equity acquires, including the costs of integrating Community or Prairie, which may be greater than expected;

•	challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

•	a lack of liquidity resulting from decreased loan repayment rates, lower deposit balances, or other factors;

•	restraints on the ability of banks to pay dividends to bank holding companies, which could limit liquidity;

•	the loss of large loan and depositor relationships;

•	limitations on Equity’s and Prairie’s ability to lend and to mitigate the risks associated with Equity’s and Prairie’s lending activities as a result of Equity’s and Prairie’s size and capital position;

•	additional regulatory requirements and restrictions, which could impose additional costs;

•	increased capital requirements imposed by banking regulators, which may require raising capital at a time when capital is not available on favorable terms or at all;

•	a failure in the internal controls Equity and Prairie have implemented to address the risks inherent to the business of banking;

•	inaccuracies in assumptions about future events, which could result in material differences between financial projections and actual financial performance;

•	the departure of key management personnel or the inability to hire qualified management personnel;

•	the addition of Jerry P. Maland and Dan R. Bowers to and the departure of Wayne K. Goldstein and David B. Moore from the boards of directors of Equity and Equity Bank as a result of the Community merger;

•	the disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, information technology systems;

•	unauthorized access to nonpublic personal information of customers, which could result in litigation or reputational harm;

•	disruptions, security breaches, or other adverse events affecting the third-party vendors who perform critical processing functions;

•	the occurrence of adverse weather or manmade events, which could negatively affect Equity’s and Prairie’s core markets or disrupt Equity’s or Prairie’s operations;

•	an increase in FDIC deposit insurance assessments, which could adversely affect Equity’s and Prairie’s earnings;

•	an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies; and

•	other factors that are discussed in “Risk Factors.”

The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this proxy statement/prospectus. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from what Equity and Prairie anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity and Prairie do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible to predict those events or how they may affect it. In addition, Equity and Prairie cannot assess the impact of each factor on Equity’s and Prairie’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity and Prairie or persons acting on Equity’s or Prairie’s behalf may issue.

THE PRAIRIE SPECIAL MEETING

This section contains information for Prairie stockholders about the Prairie special meeting that Prairie has called to allow its stockholders to consider and vote on the Prairie Merger Proposal. Prairie is mailing this proxy statement/prospectus to you, as a Prairie stockholder, on or about [        ], 2017. This proxy statement/prospectus is accompanied by a notice of the Prairie special meeting and a form of proxy card that the Prairie Board is soliciting for use at the Prairie special meeting and at any adjournments or postponements of the Prairie special meeting.

Date, Time and Place of the Prairie special meeting

The Prairie special meeting will be held at [        ], at [        ] local time, on [        ]. On or about [        ], 2017, Prairie commenced mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the Prairie special meeting.

Matters to Be Considered

At the Prairie special meeting, you, as a Prairie stockholder, will be asked to consider and vote upon the following matters:

•	the Prairie Merger Proposal; and

•	the Prairie Adjournment Proposal.

Completion of the merger is conditioned on, among other things, Prairie stockholder approval of the merger agreement and the transactions contemplated thereby, including the merger. No other business may be conducted at the Prairie special meeting.

Recommendation of the Prairie Board

On October 19, 2016, the Prairie Board unanimously approved the merger agreement and the transactions contemplated thereby. Based on Prairie’s reasons for the merger described in the section of this proxy statement/prospectus entitled “The Merger—Prairie’s Reasons for the merger; Recommendation of the Prairie Board” beginning on page 45, the Prairie Board believes that the merger is in the best interests of the Prairie stockholders.

Accordingly, the Prairie Board recommends that you vote “FOR” the Prairie Merger Proposal and “FOR” the Prairie Adjournment Proposal.

Prairie Record Date and Quorum

The Prairie Board has fixed the close of business on [            ], 2017 as the Prairie record date for determining the holders of Prairie common stock entitled to receive notice of and to vote at the Prairie special meeting.

As of the Prairie record date, there were [                ] shares of Prairie common stock outstanding and entitled to notice of, and to vote at, the Prairie special meeting or any adjournment thereof, and such outstanding shares of Prairie common stock were held by [                    ] holders of record. Each share of Prairie common stock entitles the holder to one vote at the Prairie special meeting on each proposal to be considered at the Prairie special meeting.

No business may be transacted at the Prairie special meeting unless a quorum is present. The presence (in person or by proxy) of holders of at least a majority of the voting power represented by all issued and outstanding shares of Prairie common stock entitled to be voted at the Prairie special meeting constitutes a quorum for transacting business at the Prairie special meeting. All shares of Prairie common stock present in person or represented by proxy, including abstentions and broker-non votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Prairie special meeting.

As of the Prairie record date, the directors and executive officers of Prairie and their affiliates beneficially owned and were entitled to vote, in the aggregate, [                ] shares of Prairie common stock, representing approximately [    ]% of the shares of Prairie common stock outstanding on that date. As of the Prairie record date, Equity beneficially held no shares of Prairie common stock.

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

Prairie Merger Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Prairie common stock is required to approve the Prairie Merger Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Prairie special meeting or fail to instruct your bank or broker how to vote with respect to the Prairie Merger Proposal, it will have the effect of a vote against the proposal.

Prairie Adjournment Proposal: The affirmative vote of a majority of votes cast on the Prairie Adjournment Proposal at the Prairie special meeting is required to approve the Prairie Adjournment Proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Prairie special meeting or fail to instruct your bank or broker how to vote with respect to the Prairie Adjournment Proposal, it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies

A Prairie stockholder of record as of the Prairie record date may vote by proxy or in person at the Prairie special meeting. If you hold your shares of Prairie common stock in your name as a Prairie stockholder of record as of the Prairie record date, to submit a proxy, you, as a Prairie stockholder, we ask that you complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Prairie requests that Prairie stockholders vote by completing and signing the accompanying proxy card and returning it to Prairie as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Prairie common stock represented by it will be voted at the Prairie special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Prairie common stock represented by the proxy card will be voted as recommended by the Prairie Board.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

Every Prairie stockholder’s vote is important. Accordingly, each Prairie stockholder should sign, date and return the enclosed proxy card whether or not the Prairie stockholder plans to attend the Prairie special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Banks, brokers and other nominees who hold shares of Prairie common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Prairie special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Prairie common stock in “street name,” your broker, bank or other nominee will vote your shares of Prairie common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Voting by Participants in the State Bank ESOP

Participants in the State Bank ESOP will be permitted to direct the voting of the shares allocated to their respective State Bank ESOP accounts. State Bank ESOP participants will receive further instructions on how to direct the voting of their shares held by the State Bank ESOP by mail. By providing your voting instruction, you instruct the State Bank ESOP Trustee to vote the shares allocated to your State Bank ESOP account. On the Prairie record date, participants in the State Bank ESOP held 62,171 shares of Prairie common stock. Unallocated shares held by the State Bank ESOP will be voted by the State Bank ESOP Trustees, who are currently Michael C. Mense, Ken Eland, Stan Ostmeyer, and First Trust of Mid-America, at the direction of the State Bank ESOP Administrator, which is currently State Bank. As of the Prairie record date, there were 7,782.2 shares of Prairie common stock that were held by the State Bank ESOP and not allocated to the State Bank ESOP accounts of participants.

Revocability of Proxies and Changes to a Prairie stockholder’s Vote

You have the power to change your vote at any time before your shares of Prairie common stock are voted at the Prairie special meeting by:

•	attending and voting in person at the Prairie special meeting;

•	giving notice of revocation of the proxy at the Prairie special meeting; or

•	delivering to the Secretary of Prairie at 745 Main Street, Hoxie, Kansas 67740 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

Attendance at the Prairie special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Prairie special meeting.

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

In addition to solicitation by mail Prairie’s proxy solicitor and/or directors, officers, and employees of Prairie may solicit proxies by personal interview, telephone, or electronic mail. Prairie reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. Prairie will bear the entire cost of soliciting proxies from you.

Attending the Prairie special meeting

All Prairie stockholders, including holders of record as of the Prairie record date and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Prairie special meeting. Only Prairie stockholders of record as of the Prairie record date can vote in person at the Prairie special meeting. If you are a Prairie stockholder of record as of the Prairie record date and you wish to attend the Prairie special meeting, please bring your proxy card and evidence of your stock ownership, such as your most recent account statement, to the Prairie special meeting. You should also bring valid picture identification.

A Prairie stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (which Equity and Prairie refer to in this proxy statement/prospectus as a “beneficial owner”) who desires to attend the Prairie special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

Assistance

If you need assistance in completing your proxy card, have questions regarding Prairie’s special meeting or would like additional copies of this proxy statement/prospectus, please contact Michael C. Mense at (785) 675-3261.

PRAIRIE PROPOSALS

Proposal No. 1 Prairie Merger Proposal

Prairie is asking its stockholders to adopt the merger agreement and approve the merger. Holders of Prairie common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Prairie Board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Prairie and the stockholders of Prairie. See “The Merger— Prairie’s Reasons for the merger; Recommendation of the Prairie Board” beginning on page 45 of this proxy statement/prospectus for a more detailed discussion of the Prairie Board’s recommendation.

The Prairie Board recommends a vote “FOR” the Prairie Merger Proposal.

Proposal No. 2 Prairie Adjournment Proposal

The Prairie special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Prairie special meeting to adopt the Prairie Merger Proposal.

If, at the Prairie special meeting, the number of shares of Prairie common stock present or represented and voting in favor of the Prairie Merger Proposal is insufficient to adopt the Prairie Merger Proposal, Prairie intends to move to adjourn the Prairie special meeting in order to enable the Prairie Board to solicit additional proxies for approval of the Prairie Merger Proposal. In that event, Prairie will ask its stockholders to vote upon the Prairie Adjournment Proposal, but not the Prairie Merger Proposal.

In this proposal, Prairie is asking its stockholders to authorize the holder of any proxy solicited by the Prairie Board on a discretionary basis to vote in favor of adjourning the Prairie special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Prairie stockholders who have previously voted.

The Prairie Board recommends a vote “FOR” the Prairie Adjournment Proposal.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. Equity and Prairie urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of the board of directors of Equity (which we refer to in this proxy statement/prospectus as the “Equity Board”) and the Prairie Board has unanimously approved the merger agreement. To consummate the merger, Merger Sub will merge with and into Prairie, with Prairie surviving the merger as a wholly-owned subsidiary of Equity. Immediate following, and in connection with the merger, Equity will cause Prairie to merge with and into Equity, with Equity surviving the second merger. Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause State Bank, the banking subsidiary of Prairie, to merge with and into Equity Bank, the banking subsidiary of Equity, with Equity Bank surviving the bank merger.

If the merger is completed, each share of Prairie common stock (other than shares of Prairie common stock held by Prairie, Equity and any dissenting stockholder) will be converted into the right to receive (i) 6.41 shares of Equity common stock, and (ii) $163.84, in cash, subject to a possible downward adjustment of the cash consideration based upon the amount of Prairie adjusted stockholders’ equity prior to Closing. Equity will not issue any fractional shares of Equity common stock in the merger. Prairie common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $25.56.

Prairie’s stockholders are being asked to adopt the merger agreement. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 56 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As a regular part of their duties, executive management and directors of Prairie have considered various strategic alternatives to enhance and maximize stockholder value. These strategic alternatives have included continuing as an independent institution, acquiring other banks, bank branches or other financial services related businesses, or a sale or merger of Prairie.

In August 2015, Prairie entered into an agreement with The Capital Corporation to act as an advisor in an effort to evaluate the opportunities available for the merger and/or sale of Prairie. After careful deliberation and analysis, the decision was made to allow The Capital Corporation to contact prospective partners.

In October 2015 Capital proceeded with the process of soliciting indications of interests from prospective buyers. Capital contacted thirty (30) prospective buyers, including Equity. Fifteen (15) executed confidentiality agreements were provided with a Confidential Memorandum regarding Prairie. Six of the contacted parties, including Equity, submitted acquisition or merger proposals, each with differing cash and stock considerations. After review of the proposals received, including the viability of the options relative to the the State Bank ESOP, Prairie’s executive management team met with five of the prospects over a span of several months.

In November, 2015, the State Bank ESOP entered into an agreement with First Trust of Mid-America (“First Trust”) to act as an independent fiduciary of the State Bank ESOP to determine if, from a financial point of view, the overall terms of the sale or merger transaction is fair to the State Bank ESOP and in the best interests of the State Bank ESOP participants. First Trust then retained the services of RP Financial LLC (“RP Financial”) to provide to First Trust, an independent opinion as to the fair value of the shares held by the State Bank ESOP, and a fairness opinion that the sale transaction, including the per share consideration to be received for the shares held by the State Bank ESOP, is fair to and in the best interest of the State Bank ESOP participants.

In February 2016, Equity submitted a letter of intent to Prairie offering between $23.9 million and $26.2 million in aggregate merger consideration, which included a mix of cash and stock, and contemplated Equity facilitating a block trade of the shares of Equity common stock to be received by the State Bank ESOP. Following receipt of the proposed letter of intent, Equity and Prairie negotiated a side letter, which detailed the method by which the State Bank ESOP would be able to sell the shares of Equity common stock to be received in the merger.

On February 15, 2016, Prairie held a special meeting of its board of directors to review the letter of intent. The Prairie board of directors unanimously approved the letter of intent in the form presented to the Board and authorized Mr. Mense to execute the letter of intent.

On February 15, 2016, Prairie and Equity executed the letter of intent.

Following the execution of the letter of intent, the parties conducted their respective due diligence of each other during February and March 2016.

On March 2, 2016, Equity delivered a draft of a merger agreement to Prairie. During the week of March 7, 2016, Prairie management reviewed the draft merger agreement and discussed it with Prairie’s advisors. During March 2016, Prairie and Equity negotiated a proposed merger agreement, including the method by which the State Bank ESOP would sell the shares of Equity common stock received in the merger and director support agreements and employment agreements.

On March 24, 2016, Prairie requested to pause the negotiations of the merger agreement to further analyze and evaluate the consequences of the proposed options for financial consideration, and the subsequent effect each would have on the value to the Prairie stockholders. Prairie also took this time to consult with their advisors concerning the terms and conditions of the merger agreement in an effort to insure that the agreement would be acceptable to the independent trustee of the State Bank ESOP.

During the pause in negotiations with Equity, Capital continued to arrange meetings for Prairie with other prospective buyers. After these meetings, and upon completion of the evaluation process, Prairie management made the decision that it in the best interest of their stockholders, employees, and communities, to pursue a merger with Equity. In early June 2016 negotiations resumed between Prairie and Equity, although delayed due to Equity’s commitment to another acquisition that was in process.

On July 14, 2016, Equity announced its proposed acquisition of Community First Bancshares, Inc. From mid-July through late August, management of Prairie and Equity held informal discussions about a potential merger, including the terms of employment for senior management of Prairie in the event of a business combination between the companies and the treatment of the shares of Equity common stock to be received by the State Bank ESOP.

In early August 2016, the State Bank ESOP renewed its engagement with First Trust of Mid-America to continue to represent the State Bank ESOP’s interest in this transaction as an independent trustee.

In early September 2016, the companies held several conference calls with each other and their respective advisors to discuss the terms of the proposed business combination.

On September 9, 2016, Equity delivered to Prairie a revised draft of the proposed merger agreement that contained the current agreed upon combination of stock and cash consideration.

On September 23, 2016, Prairie delivered a revised draft of the merger agreement to Equity.

During the week of September 26th, counsels to Equity, Prairie and the State Bank ESOP held several discussions on, among other things, the mechanics of the State Bank ESOP selling the shares of Equity common stock to be received in the merger, and the payment of the stock loan with the proceeds of the sale of the unallocated shares held by the State Bank ESOP.

On September 29, 2016, Equity delivered to Prairie a draft of the proposed merger agreement reflecting the negotiations of the parties up to that date. On October 5, 2016, Equity delivered to Prairie drafts of the ancillary agreements.

The parties and their respective legal counsels held numerous discussions and negotiations regarding the merger agreement and ancillary agreements over the next two weeks in order to finalize the agreements.

On October 19, 2016, the directors of Prairie reviewed with their counsel and advisors, the final merger document. Based upon Prairie’s review and discussion of the merger agreement, the analyses and opinion of Capital, and other relevant factors (described below in “Prairie’s Reasons for the Merger”), the Prairie board unanimously approved the merger deal with Equity and authorized the Chairman of the Board to sign the merger agreement, contingent upon the receipt of favorable fairness opinions from both RP Financial for the shares held by the State Bank ESOP participants and from Capital for the stockholders of shares outside of the State Bank ESOP.

On October 20, 2016, the State Bank ESOP received a favorable fairness opinion from RP Financial and a letter of approval from First Trust in favor of the merger agreement. Prairie also received a favorable fairness opinion from Capital for the shares of Prairie common stock not held by the State Bank ESOP, after which the merger agreement and related documents were executed and delivered by the parties. The companies issued a joint press release announcing the signing of the merger agreement on the afternoon of October 20, 2016.

Prairie’s Reasons for the Merger; Recommendation of the Prairie Board

The Prairie Board has unanimously approved the merger agreement and unanimously recommends that the Prairie stockholders vote “FOR” approval of the Prairie Merger Proposal.

In reaching its decision to approve the merger agreement and to recommend its approval to Prairie stockholders, the Prairie Board and executive management consulted with Capital, its outside financial advisor, with respect to Prairie’s standalone potential to maintain its track record of growth and strong stockholder returns in the current banking and economic environment. The Prairie Board compared the standalone prospects and associated execution risks of Prairie with the value that Prairie stockholders would receive in the merger, and the board concluded that the merger consideration offers additional long-term value and is in the best interests of Prairie’s stockholders. The Prairie Board further consulted with The Capital Corporation as to the fairness to the disinterested stockholders (holders of less than 5% of outstanding common stock and excluding Equity or any of its affiliates) of Prairie from a financial point of view of the consideration to be received by the stockholders in the merger and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its recommendation, the Prairie Board considered a number of factors, including the following:

•	the Prairie Board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Prairie;

•	the value of the consideration to be received by Prairie’s stockholders relative to the book value and earnings per share of Prairie’s common stock, including particularly the relationship between the consideration and Prairie’s tangible book value;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Equity;

•	the challenges presented by Prairie’s unique size, location and business model make it difficult to find similar bank sales transactions for use as comparable transactions for valuing Prairie and, as a result, the limited number of comparable transactions provide less clarity with respect to any valuation of Prairie, including Capital’s fairness opinion;

•	the current and prospective environment in which Prairie operates, including overall local and regional economic conditions, the competitive environment for banks and other financial institutions, the increased regulatory burdens on financial institutions and the trend toward consolidation in the banking industry;

•	the results that Prairie could expect to achieve operating independently, and the likely risks and benefits to stockholders of that course of action, as compared with the value of the merger consideration;

•	the opportunities and prospects of Prairie for future organic growth and/or future growth through acquisitions;

•	the resources required to keep pace with technology and cybersecurity risks;

•	that a merger with a larger bank holding company could provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance customer products and services;

•	the belief of the Prairie Board that Equity emphasizes many of the same values embraced by Prairie in the conduct of its business, such as, excellent customer service, employee development and delivering value to stockholders;

•	the prospects for continued growth and enhanced performance of the combined company;

•	the financial analyses presented by Capital and the oral opinion of Capital provided to the Prairie Board on October 19, 2016, (the date on which Prairie Board approved the merger agreement) subject to the assumptions, limitations and qualifications set forth in the opinion, that the total aggregate consideration to be received is fair, from a financial point of view, to the disinterested holders of Prairie common stock (see “Opinion of Prairie’s Financial Advisor,” beginning on page 47);

•	that stockholders of Prairie will receive approximately 50% of the merger consideration in shares of Equity common stock, which are publicly traded on NASDAQ, contrasted with the absence of a public market for Prairie common stock;

•	the historical performance of Equity;

•	the anticipated likelihood of Equity to receive the requisite regulatory approvals in a timely manner;

•	the belief that the proposed merger enables leadership of Prairie to maintain meaningful influence in the direction of the newly combined company;

•	the potential effect of the merger on Prairie’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Equity to Prairie’s employees;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing and the limitations on Prairie’s ability to pursue other merger opportunities; and

•	the potential impact of the merger on the participants of the State Bank ESOP.

The Prairie Board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with Equity were likely to outweigh substantially these risks and factors. The risk factors included:

•	the lack of control of the Prairie Board and Prairie stockholders over the future operations and strategy of the combined company;

•	the requirement that Prairie conduct its business in the ordinary course and the other restrictions on the conduct of Prairie’s business before completion of the merger, which could delay or prevent Prairie from undertaking business opportunities that may arise before completion of the merger;

•	the fact that certain benefits of the merger are reliant on the successful operation of Equity in the future, as opposed to selling Prairie entirely for cash, which would deliver all value to Prairie stockholders upon closing of such a sale;

•	the limited liquidity of Equity common stock, even though it is quoted on NASDAQ; and

•	that under the merger agreement Prairie shall not solicit competing proposals for the acquisition of Prairie.

The reasons set out above for the merger are not intended to be exhaustive but is believed to include all material factors considered by the Prairie Board in approving the merger. In reaching its determination, the Prairie Board did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. The Prairie Board conducted an overall analysis of the factors described above as a whole, including thorough discussions with, and questioning of, its executive management and outside financial and legal advisors. Based on the reasons stated, the Prairie Board believed that the merger was in the best interest of Prairie’s stockholders and unanimously approved the merger agreement and the merger.

The foregoing explanation of the Prairie Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The Prairie Board determined that the merger and the merger agreement are in the best interests of Prairie and its stockholders. Accordingly, the Prairie Board unanimously approved the merger and the merger agreement and unanimously recommends that Prairie stockholders vote “FOR” approval of the Prairie Merger Proposal and the adjournment proposal.

Opinion of Prairie’s Financial Advisor

The Capital Corporation, LLC (“Capital”) was retained to serve as financial advisor to Prairie in connection with any business combination transaction involving Prairie. Capital is a regionally recognized bank advisory firm with substantial experience in transactions similar to the merger and is familiar with Prairie and its operations. Over the past 15 years Capital has directly represented Kansas financial institutions in over 75 transactions. As part of its bank advisory business Capital is continually engaged in the valuation of banks and bank holding companies and their securities in connection, among other things, mergers and acquisitions.

Fairness Opinion

As part of its engagement, Prairie requested the opinion of Capital as to the fairness, from a financial point of view, to Prairie’s disinterested stockholders of the consideration to be received by them in the merger pursuant to the merger agreement. For purposes of the opinion, the term “disinterested stockholders” means holders of Prairie common stock other than the State Bank ESOP. On October 19, 2016, Capital delivered its oral opinion to the board of directors and subsequently confirmed in a written opinion, dated October 20, 2016 that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the $24,510,000 cash and stock consideration to be exchanged by Equity for the outstanding common stock of Prairie in the merger was fair, from a financial point of view, to the disinterested stockholders.

Capital provided the opinion described above for the information and assistance of the board of directors of Prairie in connection with its consideration of the approval of the merger agreement. The terms of the merger, including the amount and form of the consideration payable pursuant to the merger agreement to Prairie’s stockholders, were determined through negotiations between Prairie and Equity, and were approved by the Prairie Board. Capital did not recommend the amount or form of consideration payable pursuant to the merger agreement. The full text of the written opinion letter of Capital, dated October 20, 2016, which sets forth assumptions made, procedures followed, matters considered, qualifications stated and limitations on the review undertaken in connection with its opinion is attached as Annex C to this proxy statement/prospectus.

Capital’s opinion does not address the merits of the underlying decision by Prairie to enter into the merger agreement, the merits of the merger as compared to other alternatives potentially available to Prairie or the relative effects of any alternative transaction in which Prairie might engage, nor is it intended to be a recommendation to any person as to how to vote on the Prairie Merger Proposal. In addition, except as explicitly set forth in Capital’s opinion, Capital was not asked to address, and Capital’s opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Prairie other than the disinterested stockholders. Capital was not asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of Prairie’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of Prairie, including (but not limited to) any consideration expected to be received by any such persons in connection with the merger. Capital’s fairness opinion committee approved the issuance of Capital’s opinion.

For purposes of rendering the written opinion, Capital held discussions with the management team of Prairie regarding past and current business operations, financial condition, future prospects and other matters that Capital deemed relevant. No limitations were imposed by the board of directors of Prairie upon Capital with respect to the investigations made or procedures followed in rendering its written opinion, and the board and management of Prairie cooperated fully with Capital in connection with its due diligence investigations.

In connection with rendering its opinion, Capital:

•	reviewed the Agreement and all attachments thereto;

•	reviewed certain historical publicly available business and financial information concerning Prairie and State Bank;

•	reviewed certain internal financial statements and other financial and operating data concerning Prairie and State Bank;

•	analyzed certain financial projections prepared by the management of Prairie and State Bank;

•	held discussions with certain members of the board of directors of Prairie and State Bank for the purpose of reviewing the future prospects of Prairie and State Bank, including financial forecasts related to its business, the State Bank ESOP repurchase liability, earnings, assets, and liabilities;

•	reviewed the terms of recent acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

•	performed such other analyses and considered such other factors as we have deemed appropriate;

•	reviewed publically available information on Equity;

•	held numerous discussions with the management of Equity regarding their overall business plan and the liquidity and marketability of the Equity stock; and

•	performed such other analyses and provided such other services as Capital deemed appropriate.

Capital also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

Capital has relied on the accuracy and completeness of the information and financial data provided to Capital by Prairie and Equity and of the other information reviewed by Capital in connection with the preparation of Capital’s opinion, and its opinion is based upon such information. Capital has not independently verified the accuracy or completeness of the information and financial data on which Capital’s opinion is based. The managements of Prairie and Equity have assured Capital that they are not aware of any relevant information that has been omitted or remains undisclosed to Capital. Capital has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Prairie or of Equity, and Capital has not been furnished with any such evaluations or appraisals; nor has Capital evaluated the solvency or fair value of Prairie or of Equity under any laws relating to bankruptcy, insolvency or similar matters. In addition, Capital has not received or reviewed any individual credit files nor has Capital made an evaluation of the adequacy of the allowance for loan losses of Prairie or Equity. Capital has not assumed any obligation to conduct any physical inspection of the properties or facilities of Prairie or of Equity. With respect to the financial forecasts prepared by the management of Prairie, Capital has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of Prairie as to the future financial performance of Prairie and that the financial results reflected by such projections will be realized as predicted. Capital has also assumed that the representations and warranties contained in the merger agreement and all related documents are true, correct and complete in all material respects.

Capital’s opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Capital as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that Capital does not have any obligation to update, revise or reaffirm its opinion. Capital has assumed that the merger will be consummated on the terms of the latest draft of the merger agreement provided to Capital, without material waiver or modification. Capital has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the merger to Prairie or the stockholders.

As part of Capital’s investment banking business, Capital regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes.

Capital has acted exclusively for the board of directors of Prairie in rendering its opinion in connection with the merger. Prairie agreed to pay Capital a fee of $15,000 upon execution of the engagement letter, $10,000 upon delivery of the fairness opinion and a percentage of the merger consideration graduated at different valuation points at closing estimated to be approximately $215,000. In addition, Prairie is also obligated to reimburse Capital for reasonable out-of-pocket expenses and disbursements, and to indemnify against certain liabilities, including potential liabilities under federal securities laws. Capital has received fees for providing investment banking services to Equity in the past and expects to pursue and may also receive fees for future services. During the two years preceding the date of the delivery of the fairness opinion, Capital has not received any investment banking fees from Prairie or Equity.

As an independent institution, Prairie is facing an increasingly challenging operating environment to execute a business plan that will increase shareholder value over the long term. These challenges include:

•	the regulatory environment has become more burdensome for smaller financial institutions resulting in additional overhead expenses that will negatively impact earnings;

•	limited resources to introduce new products and services to remain competitive;

•	continuation as an independent entity would require significant investment in infrastructure to upgrade compliance and technology;

•	management succession for Prairie is a significant risk for the Prairie shareholders;

•	downturn in agricultural conditions has increased Prairie’s implied credit risk; and

•	the State Bank ESOP repurchase liability makes it increasingly difficult to fund future growth and places a significant drain on future earnings and current equity.

In arriving at its conclusion for the written opinion, Capital relied primarily on market value. Based upon the market environment for agriculture, the costs associated with adding additional personnel, products, services and technology as a standalone bank and the repurchase liability of the State Bank ESOP, it was determined that investment/earnings value was not an appropriate valuation mechanism for the current value of Prairie, however, earnings were considered as part of the market value analysis.

Market value represents an estimate of the price a willing buyer and a willing seller would agree upon in connection with a sale of a “control” block of stock in comparison with the market prices at which “control” of similar banking organizations are sold.

Market Value Analysis

Based on total merger consideration of $24,510,000 and Prairie’s financial data as of September 30, 2016, the acquisition price results in the following pricing ratios:

Deal Valuation	$24,510,000

Prairie Shares Outstanding	74,800
Deal Value per share	$327.68

Pricing Ratios:
Price to tangible book value (%)	132.06%
Price to trailing 12 months earnings*	11.39	x
Price to Assets	16.48%
Tang. Book premium to core deposits	5.60%

*	assumes a 34% effective tax rate

Prairie’s location and business model make it very unique and difficult to find similar bank sales transactions in which to use as comparable transactions. In 2015, there were two (2) bank sales in Kansas where the target had assets between $100 million and $200 million. One transaction was in Independence, Kansas (acquired by Equity) which is a rural market but more populated than the markets where Prairie is located. The second transaction was in Pittsburg, Kansas – a larger market with a state university and near larger population centers.

The Independence bank sold for 105% of tangible book value and 23 times earnings. The Independence bank had a 0.24 return on assets prior to the sale. The Pittsburg bank sold for 126% of tangible book and 20 times earnings. The Pittsburg bank had a return on assets of 0.84 prior to the sale.

Because both of those banks had returns on assets below 1% it is not reasonable to apply the use of those multiples of earnings for Prairie which has a very strong return on assets ratio.

Looking further for bank transactions in Kansas from January 1, 2013 to the opinion date for all bank sizes, the multiple of tangible equity varies from a low of 60% of tangible book to 140% of tangible book.

Below is a chart comparing the other historic transactions for sales in the State of Kansas to the Prairie / Equity transaction.

	Equity Transaction		Other Kansas 2015 transactions (average)	Other Kansas historical trans. (average)
Pricing Ratios:
Price to tangible book value (%)	132.06%		115.30%	113.10%
Price to trailing 12 months earnings*	11.39	x	22.64	23.00
Price to Assets	16.48%		14.02%	12.60%
Tang. Book premium to core deposits	5.60%		2.67%	2.20%

*	assumes a 34% effective tax rate

Discounted Cash Flow Analysis

Capital performed a discounted cash flow analysis using projections developed with Prairie’s management for 2017 through 2021. Capital calculated an implied equity value of Prairie based upon the discounted net present value of the projected cash flows to stockholders for the years ending December 31, 2017 to December 31, 2021. In determining the amount of cash flows available to stockholders, Capital assumed that Prairie stockholders would (i) receive dividend payments from earnings and (ii) receive a terminal value for Prairie’s common stock at the end of 2021. Capital calculated the terminal value of Prairie based on weighted multiples of estimated 2021 tangible book value and estimated 2021 earnings of 120.75% and 18.67x, respectively. Capital used a discount rate of 14.0%. Based on this discounted cash flow analysis, Capital calculated an implied equity value of Prairie of $18.4 million.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The discounted cash flow analysis performed by Capital did not purport to be indicative of the actual values or expected values of Prairie.

Other Considerations

Equity is a healthy and profitable institution which has a track record of successfully completing whole bank acquisitions and is good standing with its regulators.

Capital also reviewed and presented to the Prairie board the historical Equity stock price and trading volume.

Conclusion

Based upon the foregoing and its general experience as investment bankers, and subject to the assumptions and qualifications set forth in its fairness opinion letter, Capital concluded that the consideration to be received by the disinterested stockholders in the merger is fair to them from a financial point of view. Each stockholder is encouraged to read Capital’s fairness opinion in its entirety. The full text of the fairness opinion is included as Annex C to this proxy statement/prospectus.

Certain Prairie Unaudited Prospective Financial Information

Prairie does not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods. In connection with the proposed merger, however, Prairie’s financial advisor, for purposes of performing the financial analyses described above under “The Merger—Opinion of Prairie’s Financial Advisor,” used certain unaudited prospective financial information with respect to Prairie on a stand-alone, pre-merger basis (which we refer to as the “projections”). Prairie has included in this proxy statement/prospectus certain limited unaudited prospective financial information for Prairie to give Prairie’s shareholders access to certain nonpublic information provided to the Prairie Board and its financial advisor, for purposes of considering and evaluating the merger.

The projections were not prepared with a view toward public disclosure, and the inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Equity, Prairie or any recipient of the projections considered, or now considers, them to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use by Prairie and Capital and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Prairie’s business, all of which are difficult to predict and many of which are beyond Prairie’s control.

The projections also reflect assumptions as to certain business decisions that are subject to change. The projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Prairie’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, and regulations or rules. For other factors that could cause the actual results to differ, please see the “Risk Factors” section and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Neither Prairie nor its affiliates assumes any responsibility for the accuracy, completeness or validity of the projections. The projections were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Neither Prairie’s current independent registered public accounting firm, Adams, Brown, Beran and Ball, Chtd., nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Additionally, the projections do not take into account the effect of any possible failure of the merger to occur. Neither Prairie nor its financial advisor nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if they are or become inaccurate (even in the short term). The inclusion of the projections herein should not be deemed an admission or representation by Equity or Prairie that they are viewed by Equity or Prairie as material information of Equity or Prairie, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts. The projections included below are not being included to influence your decision whether to vote in favor of the Prairie Merger Proposal or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to and considered by Prairie’s financial advisors and the Prairie Board in connection with the merger.

Prairie Projections

For purposes of performing its financial analyses of Prairie on a standalone basis, Capital used the financial and operating forecasts for Prairie for the fiscal years 2017 through 2021 set forth in the table below:

	As of and for the year ended,
(Dollars in thousands, except per share amounts)	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021
Total assets	$148,687	$148,687	$148,687	$148,687	$148,687
Total stockholders’ equity	$20,344	$22,128	$23,912	$25,696	$27,480
Shares outstanding	74,800	74,800	74,800	74,800	74,800
Book value per share	$271.98	$295.83	$319.68	$343.53	$367.38
Basic earnings per share	$24.71	$24.71	$24.71	$24.71	$24.71
Annual dividends per share	$4.87	$4.87	$4.87	$4.87	$4.87

Equity’s Reasons for the Merger

After careful consideration, the Equity Board, at a meeting held on October 11, 2016, unanimously determined that the merger agreement and the issuance of the Equity common stock is in the best interests of Equity and its stockholders. Accordingly, the Equity Board approved the merger agreement.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board consulted with Equity’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board considered a number of factors, including the following material factors:

•	each of Equity’s, Prairie’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Equity Board considered its view that Prairie’s financial condition and asset quality are sound, that Prairie’s business and operations complement those of Equity, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger market presence and more diversified loan portfolio as well as a more attractive funding base, including core deposit funding, than Equity on a standalone basis. The Equity Board further considered that Prairie’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Equity’s earnings and prospects on a standalone basis. In particular, the Equity Board considered the following:

•	the strategic rationale for the merger, given its potential for enhancing the Equity banking franchise;

•	potential growth opportunities through the expansion into new and attractive markets including Western Kansas;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings, funding sources, and capital;

•	its understanding of the current and prospective environment in which Equity and Prairie operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Equity both with and without the merger;

•	its review and discussions with Equity’s management concerning the due diligence examination of Prairie’s business;

•	Equity management’s expectation that Equity will retain its capital position and asset quality upon completion of the transaction;

•	the expectation of annual cost savings resulting from the transaction, enhancing efficiencies;

•	the terms of the merger agreement, including the expected tax treatment and deal protection and termination fee provisions, which it reviewed with Equity’s management and legal advisor; and

•	Equity’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions.

The Equity Board also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Prairie’s business, operations, and workforce with those of Equity;

•	certain anticipated merger related costs;

•	the diversion of management attention and resources from the operation of Equity’s business towards the completion of the merger;

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions; and

•	the merger’s effect on Equity’s regulatory capital levels.

The foregoing discussion of the factors considered by the Equity Board is not intended to be exhaustive, but, rather, includes the material factors considered by the Equity Board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Equity Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Equity Board considered all of these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Equity Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 37.

Interests of Prairie’s Directors and Executive Officers in the Merger

In considering the recommendation of the Prairie Board that Prairie stockholders vote in favor of the Prairie Merger Proposal, Prairie stockholders should be aware that Prairie directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as stockholders of Prairie. The Prairie Board was aware of these interests and took them into account in its decision to approve the merger agreement and the merger. Such interests include the following items.

Indemnification and Insurance. Equity has agreed to indemnify the directors and officers of Prairie against certain liabilities arising before the effective date of the merger. Equity has also agreed to purchase a six year “tail” prepaid policy, on the same terms as Prairie’s existing directors’ and officers’ liability insurance, for the current directors and officers of Prairie, subject to a cap on the cost of such policy equal to 200% of Prairie’s current annual premium (which is approximately $32,464).

Employment Agreements. Equity has agreed to appoint the following officers of Prairie to officer positions with Equity upon completion of the merger and the subsidiary bank merger, as set forth below:

•	Michael C. Mense, President and Chief Executive Officer of State Bank, to be appointed as Western Kansas Regional President of Equity Bank following the completion of the merger.

•	Cheri Mense, Executive Vice President – Cashier of State Bank, to be appointed Senior Vice President – Regional Retail Sales Manager of Equity Bank following completion of the merger.

•	Jeff Torluemke, Executive Vice President – Loans of State Bank, to be appointed Senior Vice President of Equity Bank following completion of the merger.

•	Steve Schoendaler, Executive Vice President – Loans and Branch Manager of State Bank, to be appointed Senior Vice President of Equity Bank following completion of the merger.

Pursuant to employment agreements with Equity Bank entered into at the time of the merger agreement and which will be effective as of the closing of the merger, Michael C. Mense’s base salary will increase 15.9% from his pre-merger salary, which reflects his increased responsibilities post-merger, Cheri Mense’s base salary will decrease 19.4% from her pre-merger salary, Jeff Torluemke’s base salary will increase 3.2% from his pre-merger salary, and Steve Schoendaler’s base salary will increase 2.2% from his pre-merger salary. Each executive will also be eligible to receive customary benefits in connection with their continued employment with Equity, and certain rights to severance upon the termination of his or her employment with Equity. In addition, these employment agreements include customary confidentiality, non-competition and non-solicitation covenants, each with a duration of one year following the termination of the respective executive’s employment with Equity Bank.

Employee Benefit Plans. On or as soon as reasonably practicable following the merger, employees of Prairie who continue on as employees of Equity will be entitled to participate in the Equity health and welfare benefit and similar plans on the same terms and conditions as employees of Equity. Subject to certain exceptions, these employees will receive credit for their years of service to Prairie or State Bank for participation, vesting and benefit accrual purposes.

Public Trading Markets

Equity common stock is listed for trading on NASDAQ under the symbol “EQBK”. Following the merger, shares of Equity common stock will continue to be traded on NASDAQ under the symbol “EQBK”. Under the merger agreement, Equity will cause the shares of Equity common stock to be issued in the merger to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither Equity nor Prairie will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance.

Equity’s Dividend Policy

Equity has not historically declared or paid cash dividends on its common stock and it does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of its future earnings will be retained to support its operations and to finance the growth and development of Equity’s business. In addition, the payment of dividends by bank holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Market Prices and Dividends” beginning on page 120.

Restrictions on Resale of Equity common stock

The shares of Equity common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Equity for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Equity include individuals or entities that control, are controlled by, or are under common control with Equity and may include the executive officers, directors and significant stockholders of Equity.

Appraisal Rights in the Merger

Under applicable Kansas law, Prairie stockholders are entitled to demand appraisal rights with respect to the merger and obtain payment of the fair value of the stockholders’ shares in connection with the merger under K.S.A. §17-6712 et seq. Equity stockholders are not entitled to any appraisal rights. The timely submission of a Prairie stockholders IRS Form 8023 does not affect such stockholder’s ability to demand appraisal rights. This proxy statement/prospectus is serving as the meeting notice to Prairie stockholders and the following shall constitute notice of appraisal rights pursuant to K.S.A. § 17-6712:

TO THE STOCKHOLDERS OF PRAIRIE:

YOU ARE HEREBY NOTIFIED THAT YOU MAY BE ENTITLED TO ASSERT APPRAISAL RIGHTS PURSUANT TO KAN. STAT. ANN. § 17-6712 ET SEQ., A COPY OF WHICH IS ATTACHED IN ITS ENTIRETY AS ANNEX D TO THIS PROXY STATEMENT/PROSPECTUS.

Any Prairie stockholder desiring to assert appraisal rights must (1) deliver to Prairie before the vote is taken on the Prairie Merger Proposal a written demand for appraisal of such stockholder’s shares of Prairie common stock, and (2) not vote in favor of or consent to the merger. If the merger is consummated, Equity will, within 10 days of the effective date of the merger, notify each stockholder who has complied with K.S.A. § 17-6712 and has not voted in favor of or consented to the merger. Within 120 days after the effective date of the merger, Equity or any stockholder who has complied with K.S.A. § 17-6712(a) and (d) and who is otherwise entitled to appraisal rights, may file a petition in the district court demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger. Within 120 days after the effective date of the merger, any stockholder who has complied with the requirements of K.S.A. § 17-6712(a) and (d), upon written request, shall be entitled to receive from Equity a statement setting forth the aggregate number of Prairie shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Prairie common stock. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under K.S.A. § 17-6712(d), whichever is later. Upon the filing of any such petition by a stockholder or by Equity, the clerk of the court, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Equity and to the stockholders shown on the list at the addresses therein stated. At the hearing on such petition, the court shall determine the stockholders who have complied with K.S.A. § 17-6712 and who have become entitled to appraisal rights. After determining the stockholders entitled to an appraisal, the court shall appraise the shares of Prairie common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The court shall direct the payment of the fair value of the shares, together with interest, if any, by Equity to the stockholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any state.

The following summary is not a complete statement of all applicable requirements and is qualified in its entirety by reference to K.S.A. §17-6712 et seq., which is reproduced in its entirety as Annex D to this proxy statement/prospectus.

A dissenting stockholder who desires to exercise his or her appraisal rights must file with Prairie, prior to the taking of the vote on the Prairie Merger Proposal, a written notice of intent to demand appraisal rights for his or her shares if the merger is effectuated. A vote against the Prairie Merger Proposal will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under applicable Kansas law. A dissenting stockholder need not vote against the Prairie Merger Proposal, but cannot vote, or allow any nominee who holds such shares for the dissenting stockholder to vote, any of his or her shares of Prairie common stock in favor of the Prairie Merger Proposal. A vote in favor of the Prairie Merger Proposal will constitute a waiver of the stockholder’s appraisal rights. A stockholder’s failure to vote against the Prairie Merger Proposal will not constitute a waiver of such stockholder’s appraisal rights. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to the main office of Prairie, attention Corporate Secretary.

All such notices must be signed in the same manner as the shares are registered on the books of Prairie. If a Prairie stockholder has not provided written notice of intent to demand appraisal for his or her shares of Prairie common stock before the vote on the proposal to approve the Prairie Merger Proposal is taken at the special meeting, then the Prairie stockholder will be deemed to have waived his or her appraisal rights.

A stockholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record stockholder may assert appraisal rights as to fewer than all of the shares registered in the record stockholder’s name but which are owned by a beneficial stockholder, if the record stockholder objects with respect to all shares owned by the beneficial stockholder. A record stockholder must notify Prairie in writing of the name and address of each beneficial stockholder on whose behalf dissenters’ rights are being asserted. A beneficial stockholder may assert appraisal rights as to any shares held on behalf of the beneficial stockholder only if the beneficial stockholder submits to Prairie the record stockholder’s written consent to the assertion of such rights before the date specified in the dissenters’ notice from Equity, and does so with respect to all shares that are beneficially owned by the beneficial stockholder.

The costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, will be determined by the court and assessed against Equity.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF KANSAS LAW RELATING TO APPRAISAL RIGHTS, STOCKHOLDERS WHO ARE CONSIDERING DEMANDING APPRAISAL RIGHTS FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISORS.

Regulatory Approvals Required for the Merger

The completion of the merger and the bank merger are subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. These approvals include approvals from, among others, the Federal Reserve and the OSBC. Subject to the terms of the merger agreement, both Prairie and Equity have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement.

On November 1, 2016, Equity filed the required application with the Federal Reserve Bank of Kansas City to request the Federal Reserve’s approval under the BHC Act, which the Federal Reserve Bank of Kansas City approved on December 20, 2016.

In addition, the bank merger of State Bank with and into Equity Bank requires the approval of the Federal Reserve and the OSBC. On November 1, 2016, Equity Bank filed the required application with the Federal Reserve Bank of Kansas City and the OSBC. The OSBC approved the transaction on January 5, 2017.

The U.S. Department of Justice has between 15 and 30 days following approval by the Federal Reserve Board to challenge the approval on antitrust grounds. While Equity and Prairie do not know of any reason that the Department of Justice would challenge regulatory approval by the Federal Reserve Board and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, stockholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed transaction.

Equity and Prairie are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this proxy statement/prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. However, the parties cannot assure you that any of these additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Each of Equity’s and Prairie’s respective boards of directors has approved the merger agreement. Under the merger agreement, Merger Sub will merge with and into Prairie, with Prairie surviving the merger as a wholly-owned subsidiary of Equity. Immediately following, and in connection with, the merger, Equity will cause Prairie to merge with and into Equity, with Equity surviving the second merger. Immediately following the integrated mergers (or at such later time as Equity may determine in its sole discretion), Equity will cause State Bank to merge with and into Equity Bank, with Equity Bank surviving the merger.

Merger Consideration

At the effective time, each share of Prairie common stock issued and outstanding (other than shares of Prairie common stock held by Prairie, Equity and any dissenting stockholder) will be converted into the right to receive (i) 6.41 shares of Equity common stock, and (ii) $163.84, in cash, subject to a possible downward adjustment of the cash consideration.

The cash component of the merger consideration is subject to downward adjustment based upon the Prairie adjusted stockholders’ equity. If the Prairie adjusted stockholders’ equity is less than $20,300,000, as of the close of business on the fifth business day prior to the date of Closing, then the per share cash consideration to be paid to each holder of Prairie common stock will be reduced pro rata for each dollar that the Prairie adjusted stockholders’ equity is less than $20,300,000. In the event that the Prairie adjusted stockholders’ equity is less than $8,045,000, then the holders of Prairie common stock would receive no cash consideration. As of [            ], 2017, the most recent practicable date before the printing of this proxy statement/prospectus, Prairie adjusted stockholders’ equity would have been $[        ].

The Prairie Merger Costs are the costs and expenses that Prairie will incur in connection with the merger that are not reflected in Prairie’s stockholders’ equity as of the calculation date, which will be the date five business days before the closing of the merger. The Prairie Merger Costs will be subtracted from Prairie’s stockholders’ equity as of the calculation date to calculate the Prairie adjusted stockholders’ equity. The Prairie Merger Costs is defined in the merger agreement and it includes, among other costs and expenses:

•	contract termination costs, including employment related agreements and obligations;

•	the payment of certain bonuses and change-in-control payments to employees of Prairie;

•	one-half of the payment of all costs, fees and expenses relating to the engagement and performance by a mutually agreeable certified public accounting firm of an audit on Prairie’s financial statements for 2015; and

•	all legal, accounting and financial advisory fees of Prairie associated with the merger.

The following table presents the effect of the estimated Prairie Merger Cost on the per share cash consideration to be received by the Prairie stockholders. As of [            ], 2017, the most recent practicable date before the printing of this proxy statement/prospectus, Prairie estimates that the Prairie Merger Costs would be approximately $600,000. The table also presents up to $1,000,000 of additional Prairie Merger Costs in increments of $250,000. For a discussion of the risks and assumptions associated with the estimates and forecasts included in this table, see “Risk Factors—Risks Relating to the Merger—The sum of Prairie’s consolidated capital, surplus and retained earnings accounts less all intangible assets prior to the closing of the merger could be an amount that results in the reduction of the amount of the cash portion of the merger consideration that Prairie stockholders would be entitled to receive.”

Estimated Prairie stockholders’ equity on the calculation date(1)	Estimated Prairie Merger Costs(2)	Estimated Prairie adjusted stockholders’ equity	Per share reduction in the cash consideration payable to Prairie stockholders	Cash consideration per share of Prairie common stock
$21,500,000	$600,000	$20,900,000	$0.00	$163.84
$21,500,000	$850,000	$20,650,000	$0.00	$163.84
$21,500,000	$1,100,000	$20,400,000	$0.00	$163.84
$21,500,000	$1,350,000	$20,150,000	($2.01)	$161.83
$21,500,000	$1,600,000	$19,900,000	($5.35)	$158.49

(1)	This number reflects the Prairie stockholders’ equity at September 30, 2016 of approximately $18,600,000, plus Prairie’s estimated earnings from September 30, 2016 through the anticipated calculation date of approximately $1,365,000, and excludes the amount of Prairie’s guarantee of the State Bank ESOP loan from the amount of Prairie’s stockholders’ equity which loan will be repaid by the State Bank ESOP through the sale of unallocated shares at the Closing. The calculation date is the date that is five business days before the closing of the merger. The closing of the merger is expected to occur in the first quarter of 2017. The estimated earnings of Prairie are based on the financial and operating forecast provided to Capital by Prairie’s management.

(2)	Reflects Prairie’s estimate as of [ ], 2017 of the Prairie Merger Costs and additional Prairie Merger Costs in increments of $250 thousand.

If, between the date of the merger agreement and the effective time, the outstanding shares of Equity common stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then the exchange ratio set forth in the merger agreement will be appropriately and proportionately adjusted.

The table below sets forth the implied value of the merger consideration based on the closing price of Equity common stock as quoted by NASDAQ on the specified dates:

Date	Closing price of Equity common stock			Implied value of stock consideration per share of Prairie common stock			Cash consideration per share of Prairie common stock(4)	Implied value of merger consideration per Share of Prairie common stock			Aggregate stock consideration			Aggregate cash consideration(4)	Aggregate total consideration
October 19, 2016(1)		$26.09			$167.24		$163.84		$331.08			$12,509,320		$12,255,000		$24,764,320
December 16, 2016(2)		$35.04			$224.61		$163.84		$388.45			$16,800,559		$12,255,000		$29,055,559
[ ], 2016(3)	$	[	]	$	[	]	$163.84	$	[	]	$	[	]	$12,255,000	$	[	]

(1)	The last trading day before public announcement of the merger.
(2)	The latest practicable trading day before the initial filing of this proxy statement/prospectus.
(3)	The latest practicable trading day before the printing of this proxy statement/prospectus.
(4)	Assumes there is no downward adjustment to the cash component of the merger consideration. For a discussion of the possible downward adjustment to the cash component of the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 56.

Based on (i) the closing price of $26.09 for Equity Common Stock on NASDAQ on October 19, 2016, the last trading day before public announcement of the merger, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $167.24, and, together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $331.08 per share of Prairie common stock, (ii) the closing price of $35.04 for Equity’s Common Stock on NASDAQ on December 16, 2016, the latest practicable trading day before the initial filing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $224.61 and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $388.45 per share of Prairie common stock and (iii) the closing price of $[        ] for Equity’s Common Stock on NASDAQ on [            ], 2017, the latest practicable trading day before the printing of this proxy statement/prospectus, the implied value of the stock component of the merger consideration per share of Prairie common stock would be approximately $[        ] and together with the maximum $163.84 per share to be paid in cash (subject to a possible downward adjustment of the cash consideration), the total merger consideration would be approximately $[         ] per share of Prairie common stock.

Fractional Shares

Equity will not issue any fractional shares of Equity common stock in the merger. Prairie common stockholders who would otherwise be entitled to a fraction of a share of Equity common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent), determined by multiplying the fractional share by $25.56, without interest.

Governing Documents; Directors and Officers; Governance Matters

At completion of the integrated mergers, the Equity articles and the Equity bylaws, as in effect immediately before the effective time, will be the articles of incorporation and bylaws of the surviving corporation, Equity, until thereafter changed or amended as provided by law.

The directors and officers, respectively, of Equity at the effective time will remain the directors and officers of the surviving corporation and will hold office from the effective time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the surviving corporation or as otherwise provided by law.

Closing and Effective Time

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Complete the Merger.” Following satisfaction or waiver of all the conditions to the merger, on a date mutually acceptable to Equity and Prairie within thirty (30) days, the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the merger and the other transactions contemplated by the merger agreement.

The merger and other transactions contemplated by the merger agreement will become effective on the date and at the time specified in the certificate of merger, reflecting the merger, filed with the Secretary of State of the State of Kansas in accordance with the KGCC. It currently is anticipated that the completion of the merger will occur in the first calendar quarter of 2017, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Prairie nor Equity can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates; Tax Election Forms

The conversion of Prairie common stock into the right to receive the merger consideration will occur automatically at the effective time. After completion of the merger, the exchange agent will exchange certificates representing shares of Prairie common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As least twenty (20) days prior to the effective time or such other date agreed to by Equity and Prairie, and subject to the receipt by the exchange agent of a list of Prairie’s stockholders in a format that is reasonably acceptable to the exchange agent, Equity will cause the exchange agent to mail to each holder of record of Prairie common stock (i) a letter of transmittal and (ii) instructions for use in surrendering each certificate representing shares of Prairie common stock in exchange for the merger consideration, any cash in lieu of a fractional share and any dividends or distributions to which such holder is entitled pursuant to the terms of the merger agreement.

Prairie’s stockholders will be entitled to receive their respective merger consideration only after receipt by the exchange agent of a properly completed letter of transmittal including delivery of certificates representing shares of Prairie common stock. No interest will be paid on the merger consideration.

If a certificate for Prairie common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Equity or the exchange agent, the posting of a bond in an amount as Equity may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of Prairie of shares of Prairie common stock that were issued and outstanding immediately prior to the effective time.

Withholding

Equity and the exchange agent, as the case may be, will be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to the merger agreement to any person such amounts as Equity or the exchange agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Equity or the exchange agent, as the case may be, and remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to such person in respect of which such deduction and withholding was made by Equity or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions with respect to Equity common stock will be paid to the holder of any unsurrendered certificates of Prairie common stock with respect to the shares of Equity common stock, until the holder of the Prairie common stock surrenders the certificates representing the shares of Prairie common stock in accordance with the terms of the merger agreement. Following surrender of any such certificate in accordance with the terms of the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Equity common stock which the shares of Prairie common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Tax Election Forms

As least twenty (20) days prior to the effective time or such other date agreed to by Equity and Prairie, Equity will provide Prairie with a list of the states for which a Section 338(h)(10) Election would be made and a copy of a blank election form, if any applicable for each state. Prairie will deliver the necessary tax forms to Prairie stockholders for execution prior to the merger. At the closing, Prairie must deliver to Equity IRS Form 8023 and any corresponding forms under comparable provisions of applicable state, local or foreign law, with respect to the Section 338(h)(10) Elections duly executed by Prairie stockholders. Accordingly, Prairie stockholders must complete and sign the tax forms that Prairie provides to them and deliver the executed tax forms back to Prairie prior to the closing of the merger. A failure of a Prairie stockholder to timely return a duly completed IRS Form 8023 may delay the closing of the merger, or if not returned would allow Equity to terminate the merger agreement.

Representations and Warranties

The merger agreement and this summary of the representations and warranties in this section are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Equity and Prairie contained in this proxy statement/prospectus or in the public reports of Equity filed with the SEC may supplement, update or modify the factual disclosures about Equity and Prairie contained in the merger agreement. The merger agreement contains representations and warranties of Equity and Prairie that may be subject to limitations, qualifications or exceptions agreed upon by the parties, including being qualified by confidential disclosures, and may be subject to a contractual standard of materiality that differs from the materiality standard that applies to reports and documents filed with the SEC. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement. The representations and warranties, other provisions of the merger agreement or any description of these provisions should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus and the other reports, statements and filings that Equity publicly files with the SEC. See “Where You Can Find More Information.”

The merger agreement contains customary representations and warranties of each of Equity and Prairie relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

The merger agreement contains representations and warranties made by Prairie relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	financial statements;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	title to assets;

•	the absence of certain changes or events;

•	certain contracts;

•	certain tax matters;

•	insurance matters;

•	the absence of any material adverse change;

•	intellectual property;

•	related party transactions;

•	indebtedness of Prairie;

•	condition of assets;

•	environmental matters;

•	regulatory compliance;

•	absence of certain business practices;

•	books and records;

•	forms of instruments;

•	fiduciary responsibilities;

•	guaranties;

•	voting agreements;

•	employment matters;

•	employee benefits;

•	certain obligations to employees;

•	interest rate risk management;

•	internal controls;

•	compliance with the various specified statutes, rules and regulations;

•	certain matters concerning the trading of Prairie’s securities;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	intercompany agreements;

•	the nature of the representations in the merger agreement;

•	inapplicability of takeover statutes;

•	receipt by the Prairie Board of an opinion from Prairie’s financial advisor; and

•	broker’s fees payable in connection with the merger.

The merger agreement contains representations and warranties made by Equity relating to a more limited number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	authority relative to execution and delivery of the merger agreement;

•	capitalization;

•	filings with the SEC, certain compliance matters and financial statements;

•	compliance with laws; and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	the absence of undisclosed liabilities;

•	legal proceedings;

•	consents and approvals, required governmental and other regulatory filings in connection with the merger;

•	regulatory compliance;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	disclosure controls and procedures;

•	compliance with SEC disclosure requirements;

•	sufficient funds to pay the cash component of the merger consideration;

•	the solvency of Equity and Equity Bank;

•	the nature of the representations in the merger agreement; and

•	certain tax matters.

Certain representations and warranties of Equity and Prairie are qualified as to “materiality” or “material adverse change.” For purposes of the merger agreement, a “material adverse change,” means, with respect to either Equity or Prairie, any material adverse change in the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves of such party and its Subsidiaries, taken as a whole, has occurred, but excluding any change with respect to, or effect on, such party resulting from or in connection with any of the following, by itself or by themselves, either alone or in combination, to constitute or contribute to: (i) any changes in laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) the execution and delivery of the merger agreement, the announcement thereof, or the performance of the transactions contemplated hereby, including any expenses which are reasonably incurred in connection with the merger agreement or the transactions contemplated by the merger agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by the merger agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by the merger agreement; (vii) any natural or man-made disaster or acts of God; (viii) outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) any litigation relating to the merger agreement or the transactions contemplated hereby; provided, that, in the case of clauses (i), (ii), (iv) (v), (vii) or (viii), such party is not affected to a greater extent than other persons, bank holding companies or insured depository institutions in the industry in which such party operates.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Prairie has agreed that, prior to the effective time, it will, and will cause its subsidiaries to, unless otherwise permitted in writing by Equity:

•	operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

•	except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

•	perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Prairie or any of its subsidiaries may in good faith reasonably dispute;

•	except as required by prudent business practices, use commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

•	timely file, subject to extensions, all reports required to be filed with any governmental entity and observe and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings;

•	timely file, subject to extensions, all tax returns required to be filed by it and timely pay all taxes that become due and payable, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all taxes required to be withheld therefrom and pay the same to the proper governmental entity when due;

•	account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP);

•	promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Reports of Condition and Income (“Call Report”) and the Uniform Retail Credit Classification and Account Management Policy;

•	maintain the allowance for loan losses account in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements; provided, further, that such allowance for loan losses as determined in accordance with RAP shall equal at least $2,075,000 at the closing;

•	pay or accrue all costs, expenses and other charges to be incurred in connection with the merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

•	ensure that all accruals for taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance with RAP).

Additionally, prior to the effective time, subject to specified exceptions, Prairie will not, and will not permit any of its subsidiaries to, without the prior written consent of Equity, undertake the following actions:

•	merge into, consolidate with or sell its assets to any other person or entity, change Prairie’s or any of its subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Prairie common stock (other than by exercise of any Prairie stock options) or any of its subsidiaries’ stock outstanding or increase the amount of the State Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

•	except as explicitly permitted hereunder or in accordance with applicable law or pursuant to a contract existing as of the date of the merger agreement, engage in any transaction with any affiliated person or allow such persons to acquire any assets from Prairie or any of its subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under Prairie’s employee benefit plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

•	declare, set aside or pay any dividends or make any other distribution to its stockholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property; provided, that State Bank may pay cash dividends to Prairie to fund Prairie’s payment of Prairie merger costs;

•	obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated by the merger agreement;

•	issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

•	accelerate the vesting of pension or other benefits in favor of employees of Prairie or any of its subsidiaries except according to a Prairie employee benefit plan or as otherwise contemplated by the merger agreement or as required by applicable law;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

•	mortgage, pledge or subject to lien any of its property, business or assets, tangible or intangible, except (i) certain permitted encumbrances and (ii) pledges of assets to secure public funds deposits;

•	enter into any employment or consulting contract (other than as contemplated by the terms of a Prairie employee benefit plan or the merger agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable law or by the merger agreement;

•	make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that are set forth in writing in the budget provided to Equity or that are necessary to prevent substantial deterioration of the condition of a property;

•	sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	make any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by Prairie’s independent auditors, or as required by any applicable regulatory agency, or (iv) tax election, change in taxable year, accounting methods for tax purposes, amendment of a tax return, restriction on any assessment period relating to taxes, settlement of any tax claim or assessment relating to Prairie or any of its subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or surrender any claim to a refund;

•	reduce the amount of the State Bank’s allowance for loan losses except through charge offs;

•	sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

•	renewed, extended the maturity of, or altered any of the terms of any loan classified by Prairie as “intermediate,” “substandard,” and “problem” or other words of similar import;

•	revoke Prairie’s election to be an S corporation or revoke or allow any action to be taken (other than the consummation of the merger) that would result in the termination of any subsidiary’s election to be treated as a qualified subchapter S subsidiary (as defined in the Code § 1361(b)(3)(B)); or

•	enter into any acquisitions or leases of real property, including new leases and lease extensions.

Regulatory Matters

Equity and Prairie have agreed to use their commercially reasonable efforts to promptly prepare and file or cause to be filed, within thirty days of the date of the merger agreement, applications for all regulatory approvals required to be obtained by each of the parties in connection with the merger agreement and the transactions contemplated thereby.

Employee Matters

Equity has agreed to consult with the President of Prairie with respect to the termination of any employees of Prairie in connection with the closing. Subject to the terms of the merger agreement, employees of Prairie whose employment is terminated in connection with the merger will be eligible to receive certain severance payments under specified circumstances.

Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of Equity, each continuing employee will be entitled, as an employee of Equity or its subsidiaries, to participate in the employee benefit plans of Equity provided to similarly situated employees of Equity or its subsidiaries, if such continuing employee will be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. The provisions of the merger agreement are not intended to give any continuing employee any rights or privileges superior to those of other similarly situated employees of Equity or its Subsidiaries or to provide duplication of similar benefits but, subject to that qualification, Equity will, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a continuing employee may participate (excluding any defined benefit pension plan), credit each continuing employee with his or her term of service with Prairie or any of its subsidiaries. Equity has agreed to use commercially reasonable efforts to cause each such plan of Equity to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Equity, and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time for the plan year in which the effective time occurs. Equity has agreed to use commercially reasonable efforts to cause each such plan of Equity to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Equity, and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time for the plan year in which the effective time occurs.

Director and Officer Indemnification and Insurance

The merger agreement provides that after the completion of the merger, Equity and the surviving corporation will indemnify the directors, officers, employees and agents to the extent that such person would have been entitled to indemnification under the articles of incorporation, bylaws or any existing indemnification agreements of Prairie prior to the merger.

Prior to closing, Equity and Equity Bank will obtain, at the expense of Equity, a six (6) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by Prairie and State Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the effective time (including the transactions contemplated hereby) as currently maintained by Prairie, on terms no less advantageous than those contained in Prairie’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that Equity is not obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date of the merger agreement by Prairie for such insurance.

Stockholder Meeting and Recommendation of Prairie’s Boards of Directors

Prairie has agreed to (i) duly call, give notice of, convene and hold the Prairie special meeting as soon as practicable after the registration statement of which this proxy statement/prospectus is a part becomes effective with the SEC for the purpose of approving and adopting the Prairie Merger Proposal; (ii) require no greater than the minimum vote of the capital stock of Prairie required by applicable law in order to approve the Prairie Merger Proposal; (iii) include in this proxy statement/prospectus the recommendation of the Prairie Board that the Prairie stockholders vote in favor of the approval and adoption of the Prairie Merger Proposal; and (iv) cause this proxy statement/prospectus to be mailed to the Prairie stockholders as soon as practicable after it becomes effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of Prairie Merger Proposal.

Agreement Not to Solicit Other Offers

Prairie has agreed that it will not, and will cause its subsidiaries not to, and will cause Prairie’s and its subsidiaries’ respective officers, directors, employees, affiliate, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any acquisition proposal or (ii) except as otherwise permitted by the merger agreement, (A) engage in negotiations or discussions with or provide any information or data to, any person relating to an acquisition proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any acquisition proposal (other than certain confidentiality agreements).

Prairie further agreed that it will, and will cause each of its officers, directors, employees, affiliate, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any person (other than Equity) conducted heretofore with respect to any acquisition proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any acquisition proposal to which it or any of its officers, directors, employees, affiliate, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. Notwithstanding the foregoing, at any time prior to obtaining the approval of the its stockholders, in the event that Prairie receives a bona fide acquisition proposal that complies with the terms of the merger agreement, Prairie and its Board may participate in discussions or negotiations with, or furnish any information to, any person making such acquisition proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if the Prairie Board determines in good faith, after consultation with its counsel and financial advisor, that such person is reasonably likely to submit to Prairie a proposal deemed to be superior to Equity’s proposal (as determine in accordance with the terms of the merger agreement) and that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties.

In connection with the receipt and negotiation of any acquisition proposal by Prairie, it is required to comply with the terms, conditions and procedures set forth in the merger agreement, which require, among other things, Prairie to enter into a confidentiality agreement with the person making an acquisition proposal, providing certain notices and information to Equity and allowing Equity to make counter offers that Prairie will consider in good faith.

Prairie’s Board may, at any time prior to obtaining the approval of Prairie’s stockholders, (i) approve, endorse or recommend a proposal deemed to be superior to Equity’s proposal (as determine in accordance with the terms of the merger agreement) or enter into a definitive agreement with respect to such superior proposal or (ii) modify or amend in a manner adverse to Equity or withdraw its recommendation in favor of adoption of the merger agreement, provided that (x) prior to such change in recommendation, the Prairie Board will determine, in good faith (after consultation with its counsel), that the failure to take such action would be to be inconsistent with the directors’ fiduciary duties under applicable law and (y) such change in recommendation is in connection with a superior proposal or an intervening event and such superior proposal has been made and has not been withdrawn and continues to be a superior proposal after taking into account any action taken by Equity.

Conditions to Complete the Merger

Prairie’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	Subject to certain materiality and material adverse change exceptions, each of the representations and warranties of the Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Equity and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Equity and Merger Sub under the merger agreement on or prior to the closing date;

•	The Prairie Merger Proposal having been approved by the requisite vote of its stockholders;

•	Prairie and Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain third parties and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings;

•

No action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated hereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Prairie or any officer, director, stockholder or employee of Prairie to criminal or civil liability. Further, no action or proceeding prior to any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above;

•	Equity will have delivered fully executed employment agreements for certain employees of State Bank;

•	Prairie will have received all documents required to be received from Equity on or prior to the closing date all in form and substance reasonably satisfactory to Prairie;

•	There having been no material adverse change with respect to Equity since December 31, 2015.

•	The registration statement of which this proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	The shares of Equity common stock to be issued pursuant to the merger agreement will have been approved for listing on NASDAQ; and

•	Equity will have procured a tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance in accordance with the terms and subject to the conditions the merger agreement.

Equity’s obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	Subject to certain materiality and material adverse change exceptions, each of the representations and warranties of the Equity set forth in the merger agreement will be true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date);

•	Prairie has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Prairie under the merger agreement on or prior to the closing date, including delivery of IRS Form 8023 and any applicable state forms necessary to make the Section 338(h)(10) election;

•	The Prairie Merger Proposal having been approved by the requisite vote of their respective stockholders;

•	Equity having received approvals, acquiescences or consents of the transactions contemplated by the merger agreement from all necessary governmental entities and certain the third parties, and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state governmental entity or by any other third party by formal proceedings.

•	No action having been taken, and no statute, rule, regulation or order being promulgated, enacted, entered, enforced or deemed applicable to the merger agreement or the transactions contemplated hereby by any federal, state or foreign government or governmental entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of Equity or its subsidiaries, or (c) impose material limits on the ability of any party to the merger agreement to complete the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the merger agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Equity or any officer, director, stockholder or employee of Prairie to criminal or civil liability. Further, no action or proceeding prior to any court or governmental entity, by any government or governmental entity or by any other person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences described above.

•	Equity having received from each of the directors of Prairie an instrument dated as of the closing date releasing Prairie, its subsidiaries and each of its affiliate, successors and assigns, from any and all claims of such directors (except to certain matters described therein). Further, Equity having received from each of the specified officers of Prairie an instrument dated as of the closing date releasing Prairie, its subsidiaries and each of its affiliate, successors and assigns, from any and all claims of such officers.

•	Equity will have received fully executed employment agreements from Prairie for certain employees of State Bank;

•	There will have been no material adverse change to Prairie since December 31, 2015.

•	Equity having received evidence reasonably satisfactory to Equity that, as of the effective time, all employee benefit plans of Prairie (other than such plans Equity elects not to terminate) have been terminated in accordance with the terms of such employee benefit plans of Prairie, the Code, ERISA and all other applicable laws on a basis satisfactory to Equity in its reasonable discretion and that, to the extent required by the employee benefit plans of or applicable law, affected participants have been notified of such terminations and/or integrations.

•	Equity having received of copies of both an unqualified written opinion by a qualified third party appraiser and a written determination by an independent fiduciary that the per share merger consideration represents “adequate consideration,” as that term is defined under ERISA §3(18), and that the transactions contemplated by the merger agreement are fair to the State Bank ESOP and its participants and beneficiaries from a financial perspective,

•	The registration statement of which this proxy statement/prospectus is a part, including any amendments or supplements thereto, will be effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by the merger agreement will have been received and remain in effect;

•	Holders of not more than 5% of the outstanding shares of Prairie common stock having duly exercised their appraisal rights under the KGCC; and

•	Equity will have received all documents required to be received from Prairie on or prior to the closing date, all in form and substance reasonably satisfactory to Equity.

Neither Prairie nor Equity can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the merger agreement

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•	by the mutual written consent of Equity and Prairie;

•	by either Prairie or Equity (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close have not been met or waived by June 30, 2017; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

•	by either Equity or Prairie if any of the transactions contemplated by the merger agreement are disapproved by any federal or state governmental or regulatory agency or authority whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the merger agreement or the transactions contemplated hereby and such disapproval, order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate merger agreement pursuant to this provisions is required to use its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action;

•	by either Equity or Prairie if there has been any material adverse change with respect to the other party;

•

subject to certain cure rights, by Equity or Prairie, if there will have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty will cease to be true and correct) set forth in merger agreement on the part of the other party to merger agreement or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing, the failure of a closing condition; provided, that the right to terminate merger agreement under this provision will not be available to a party if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in merger agreement;

•	by Equity or Prairie, if Prairie does not receive the required stockholder approval at the Prairie special meeting or any adjournment or postponement thereof; provided, that Prairie may not terminate merger agreement pursuant to this provision if Prairie has breached in any material respect any of its obligations under the merger agreement in a manner that caused the failure to obtain the approval of the stockholders at the Prairie special meeting, or at any adjournment or postponement thereof;

•	by Prairie prior to obtaining the approval of the Prairie stockholders at the Prairie special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an acquisition proposal;

•	by Equity if the Prairie Board, prior to obtaining the approval of the Prairie stockholders and in compliance with the procedures set forth in merger agreement, approves, endorses or recommends an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation; or

•	by Equity or Prairie if the other party or its respective banking subsidiary enter into any formal or informal administrative action with any court, arbitrator, federal or state governmental agency or other authority or any such action is threatened by any such entity.

Effect of Termination

If the merger agreement is terminated, then neither Equity nor Prairie will have any further liability or obligation under the merger agreement; provided, however, that (i) no such termination will relieve any party hereto of any liability or damages resulting from any willful breach of the merger agreement or actual fraud; (ii) provisions of the merger agreement concerning termination fees and certain other specified provision will survive any such termination; and (iii) the confidentiality agreement between Equity and Prairie will survive any such termination in accordance with its terms.

Termination Fee

Prairie will pay Equity a termination fee if the merger agreement is terminated in the following circumstances:

•	by Prairie prior to obtaining the approval of the Prairie stockholders at the Prairie special meeting, and subject to the terms and conditions set forth in merger agreement, in order to accept an acquisition proposal, then Prairie will pay to Equity, by wire transfer of same day funds, a termination fee equal to $800,000, concurrently with any such termination;

•	by Equity if the Prairie Board, prior to obtaining the approval of the Prairie stockholders and in compliance with the procedures set forth in merger agreement, approves, endorses or recommends an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal or modifies or amends its recommendation in a manner adverse to Equity or withdraws its recommendation, then Prairie will pay to Equity, by wire transfer of same day funds, a termination fee equal to $800,000, within two (2) Business Days of receipt of such written notice of termination from Equity; and

•	if prior to the termination of the merger agreement, a bona fide acquisition proposal will have been made known to senior management of Prairie, the board of directors of Prairie or directly to Prairie’s stockholders generally or any person will have publicly announced (and not withdrawn) an acquisition proposal with respect to Prairie and the board of directors of Prairie does not publicly recommend against acceptance of such acquisition proposal (via press release or letter to stockholders) and (A) thereafter the merger agreement is terminated by either Equity or Prairie because of a failure to satisfy all of the conditions to closing prior to June 30, 2017, and Prairie will have failed to obtain the requisite vote of its stockholders at its duly convened special meeting or any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken, (B) prior to the date that is twelve (12) months after the date of such termination, Prairie enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Prairie will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Equity, by wire transfer of same day funds, a termination fee equal to $800,000; provided, that, solely for the purposes of this termination provision, the certain thresholds amounts for an acquisition proposal will be increased from 15% to 50%.

If Prairie will fail to pay in a timely manner any termination fee due to Equity, then Prairie (i) will pay to Equity the reasonable costs and expenses of Equity (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection Equity’s efforts to obtain payment of any amounts due to Equity and (ii) will pay all interest accrued on any amount due to Equity, which will accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder will be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

Expenses and Fees

Except (i) with respect to costs and expenses of printing and mailing the proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger, which will be borne equally by Equity and Prairie, (ii) as otherwise provided in the termination provision, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Amendment, Waiver and Extension of the merger agreement

Subject to compliance with applicable law, the merger agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties to the merger agreement. At any time prior to the closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant to the merger agreement, or (c) waive compliance with any of the agreements, covenants or conditions contained in the merger agreement, in each case, in accordance with the terms of the merger agreement.

Prairie Director Support Agreements

Prairie Director Support Agreements

In connection with entering into the merger agreement, each of the directors of Prairie have entered into a Director Support Agreement with Equity (which we refer to in this proxy statement/prospectus as the “Prairie director support agreements”) pursuant to which they agree to refrain from harming the goodwill of Equity, Prairie or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants.

ACCOUNTING TREATMENT

The accounting principles applicable to this transaction as described in FASB ASC 805 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquirer; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Equity (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to a stockholder of Prairie that is a U.S. stockholder (as defined below). This discussion is based on the Code, Treasury regulations promulgated under the Code, administrative rulings and judicial decisions, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Accordingly, the U.S. federal income tax consequences of the merger to stockholders of Prairie could differ from those described below.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. stockholder in light of such U.S. stockholder’s personal circumstances or to U.S. stockholders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	tax-exempt organizations such as employee stock ownership plans,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and owners or beneficiaries of such entities,

•	stockholders liable for the alternative minimum tax,

•	stockholders that have a functional currency other than the U.S. dollar,

•	stockholders who received their Prairie Stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation,

•	stockholders who hold Prairie Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, and

•	U.S. expatriates or certain former citizens or long-term residents of the United States.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, or any tax consequences of the merger under any U.S. federal tax laws other than those pertaining to the income tax.

For purposes of this discussion, the term “U.S. stockholder” means a beneficial owner of Prairie Stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes. Stockholders who are not U.S. stockholders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment of the merger under U.S. and non-U.S. tax laws.

If a flow-through entity holds shares of Prairie Stock, the U.S. federal income tax treatment of an owner or beneficiary of the entity will depend upon the status of the owner or beneficiary and the activities of the entity. We urge such entities and their owners and beneficiaries to consult their own tax advisors regarding the particular tax consequences of the merger to them.

Determining the actual U.S. federal income tax consequences of the merger to a stockholder of Prairie may be complex and will depend, in part, on such stockholder’s particular circumstances. We urge each stockholder of Prairie to consult his or her own tax advisor with respect to the particular tax consequences of the merger to such stockholder, including the applicability and effect of the alternative minimum tax and federal, state, local, foreign, or other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Merger Generally

Section 338(h)(10) Election. The merger agreement provides that Equity and each stockholder of Prairie will make the Section 338(h)(10) Election by executing the IRS Form 8023, Election Under Section 338 for Corporations Making Qualified Stock Purchases, provided to each stockholder of Prairie in the solicitation of this proxy statement/prospectus. The following discussion assumes that the Section 338(h)(10) Election is timely and properly made with respect to Equity’s acquisition of Prairie.

Prairie’s Classification as an S Corporation. Prairie has represented in the merger agreement that since its formation, it has been properly classified as an S corporation within the meaning of Section 1361 of the Code and that Prairie’s classification as an S corporation will continue through the Closing Date. Prairie has further represented that it will not be liable for any U.S. federal income tax under Section 1374 of the Code in connection with the deemed sale of any of its assets as a result of the Section 338(h)(10) Election. Further, Prairie has represented that each of its subsidiaries since formation has been properly classified as a qualified subchapter S subsidiary within the meaning of Section 1361 of the Code and that the classification of each such subsidiary as a qualified subchapter S subsidiary will continue through the Closing Date. The following discussion assumes for U.S. federal income tax purposes that Prairie is properly classified as an S corporation, that Prairie’s classification as an S corporation remains in effect through the Closing Date, that each of Prairie’s subsidiaries is a qualified subchapter S subsidiary, that each such subsidiary’s classification as a qualified subchapter S subsidiary remains in effect through the Closing Date, and that Prairie will not be liable for any tax under Section 1374 in connection with the taxable deemed sale of its assets as a result of the Section 338(h)(10) Election.

Tax Consequences of the Section 338(h)(10) Election. As a result of the Section 338(h)(10) Election, for U.S. federal income tax purposes, Equity’s purchase of the shares of Prairie Stock in the merger will be disregarded, and the stockholders of Prairie generally will not recognize any gain or loss as the result of the exchange of their Prairie Stock for the merger consideration. Prairie, however, as a result of the Section 338(h)(10) Election, will be treated as selling its assets and the assets of its subsidiaries for the sum of the merger consideration plus the assumption of the liabilities of Prairie and its subsidiaries, and then immediately distributing the merger consideration to the stockholders of Prairie in a complete liquidation.

As an S corporation, Prairie will not be subject to tax on the taxable gain or loss recognized from such taxable deemed sale of assets, but rather the taxable gain or loss will pass through to the stockholders of Prairie. The taxable gain or loss from such taxable deemed sale of assets and the taxable income or loss from Prairie’s and its subsidiaries’ operations for the taxable period ending on and including the Closing Date will be allocated among the stockholders of Prairie in proportion to their respective shares of Prairie Stock and will be reported by such stockholders on their U.S. federal income tax returns for their respective taxable years that include the Closing Date. Taxable gain from such deemed sale of assets allocated to a stockholder of Prairie will increase such stockholder’s tax basis in his or her Prairie Stock, while taxable loss allocated to such stockholder will decrease such stockholder’s tax basis in his or her Prairie Stock. The amount of taxable gain or loss from such deemed sale of assets generally will depend on Prairie’s and its subsidiaries’ tax basis in their respective assets. In addition, such stockholder’s allocable share of taxable gain or loss from such deemed sale of assets could include ordinary income or loss, capital gain or loss, or Section 1231 gain or loss (generally, gain or loss from depreciable property used in Prairie’s or its subsidiaries’ business and held for more than one year), depending on the character of each asset deemed to be sold. A stockholder’s utilization of taxable losses, if any, is subject to various limitations, and each stockholder of Prairie is urged to consult his or her own tax advisor regarding the treatment of taxable losses, if any.

In the deemed liquidation of Prairie, the merger consideration (consisting of cash and Equity Stock) will be deemed to have been distributed to the stockholders of Prairie, and a stockholder of Prairie will recognize taxable gain or loss in the deemed exchange of such stockholder’s Prairie Stock for the liquidating distribution equal to the difference between (i) the sum of the amount of cash and fair market value of the Equity Stock received in the liquidating distribution and (ii) such stockholder’s tax basis in his or her Prairie Stock, adjusted as discussed above for the taxable gain or loss resulting from such deemed sale of assets. It is possible that a stockholder of Prairie may have ordinary income or loss allocated to such stockholder from such deemed sale of assets and may have a capital loss from the exchange resulting from the deemed liquidation of Prairie if such stockholder’s tax basis in his or her Prairie Stock, as adjusted for the taxable gain or loss resulting from such deemed sale of assets, exceeds such stockholder’s liquidating distribution. A stockholder’s utilization of capital losses is subject to various limitations. A stockholder of Prairie is urged to consult with his or her own tax advisor regarding the tax consequences to such stockholder of his or her allocable share of gain or loss from Prairie’s and its subsidiaries’ deemed sale of assets and any gain or loss from the deemed liquidation of Prairie.

The tax basis of a stockholder of Prairie in the Equity Stock received in the merger will equal its fair market value on the effective date of the merger. The holding period for the Equity Stock, for purposes of determining qualification for the long-term capital gain holding period, will commence on the effective date of the merger.

If a stockholder of Prairie acquired his or her Prairie Stock at different times or different prices, such stockholder should consult his or her own tax advisor regarding the manner in which gain or loss recognized by such stockholder should be determined for each identifiable block of Prairie Stock surrendered in the exchange of such stockholder’s Prairie Stock in the deemed liquidation.

Additionally, if a stockholder of Prairie has suspended losses under Sections 465, 469, or 1366 of the Code in connection with such stockholder’s ownership of Prairie Stock, such stockholder is strongly urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the merger and the Section 338(h)(10) Election on any such suspended losses.

Medicare Tax. If a stockholder of Prairie is an individual that has modified gross income for a taxable year over a certain threshold (between $125,000 and $250,000 depending upon such individual’s U.S. federal income tax filing status), such individual is subject to a 3.8% tax (the “Medicare Tax”) on the lesser of: (i) his or her “net investment income” for such taxable year; or (ii) the excess of his or her modified adjusted gross income for such taxable year over his or her applicable threshold (between $125,000 and $250,000 depending upon such individual’s U.S. federal income tax filing status). In the case of an estate or trust, the Medicare Tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for the relevant taxable year. Net investment income generally would include a Prairie stockholder’s allocable share of net gain attributable to the deemed sale of Prairie’s and its subsidiaries’ assets and the deemed exchange of such stockholder’s Prairie Stock in the deemed liquidation of Prairie if (i) Prairie’s and its subsidiaries’ trade or business is a passive activity within the meaning of Section 469 of the Code with respect to such stockholder, or (ii) Prairie’s or its subsidiaries’ trade or business is trading financial instruments or commodities. Each stockholder of Prairie is strongly urged to consult such stockholder’s own tax advisor regarding the applicability of the Medicare Tax to such stockholder’s disposition of shares of Prairie Stock pursuant to the merger.

Information Reporting and Backup Withholding

Payments of cash to a stockholder of Prairie pursuant to the merger may under certain circumstances be subject to information reporting and backup withholding. Generally, backup withholding will not apply if such stockholder:

•	furnishes a correct taxpayer identification number to the exchange agent and certifies that such stockholder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that such stockholder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a Prairie stockholder’s U.S. federal income tax liability, provided such stockholder timely furnishes the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not an opinion of counsel or other tax advice regarding the U.S. federal income tax consequences of the Section 338(h)(10) Election or the merger to stockholders of Prairie. We strongly urge stockholders of Prairie to consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

EQUITY SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of Equity’s common stock as of January 16, 2017, subject to certain assumptions set forth in the footnotes for:

•	each person known by Equity to be the beneficial owner of 5% or more of outstanding Equity common stock;

•	each of Equity’s directors;

•	each of Equity’s named executive officers; and

•	all of Equity’s directors and executive officers as a group.

To Equity’s knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

Each share of Equity common stock is entitled to one vote on matters on which holders of Equity common stock are eligible to vote. Equity’s Class B common stock has no voting rights.

Unless otherwise noted, the address for each stockholder listed on the table below is: c/o Equity Bancshares, Inc., 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207.

	Shares Beneficially Owned
Name of Beneficial Owner(1)	Number	Percentage(19)
5% Stockholders:

Entities affiliated with EJF Capital LLC(2)	581,366	5.2%

Directors and Named Executive Officers:

Brad S. Elliott(3)	481,864	4.2%
Gregory H. Kossover(4)	118,463	1.1%
Sam S. Pepper, Jr.(5)	14,885	*
Gary C. Allerheiligen(6)	24,310	*
L. James Berglund(7)	32,824	*
Jeff A. Bloomer(8)	10,449	*
Roger A. Buller(9)	141,497	1.3%
Michael R. Downing(10)	70,023	*
P. John Eck(11)	219,940	2.0%
Gregory L. Gaeddert(12)	33,638	*
Jerry P. Maland(13)	149,696	1.3%
Michael B. High	200	*
Randee R. Koger(14)	62,682	*
Dan R. Bowers(15)	137,755	1.2%
Shawn D. Penner(16)	130,895	1.2%
Harvey R. Sorensen(17)	59,261	*
All Directors and Executive Officers as a Group (22 Persons)(18)	1,884,507	16.3%

*	Indicates less than 1%
(1)	Unless otherwise noted, all references are to shares of Equity common stock.
(2)	This information is based on the information reported to Equity on January 13, 2017 by EJF Capital LLC in connection with Equity’s filing of a Form S-3. EJF Financial Services GP, LLC is the general partner of EJF Financial Services Fund, LP. EJF Capital LLC is the sole member of EJF Financial Services GP, LLC. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, is deemed to have voting and investment power over the securities beneficially owned by EJF Financial Services Fund, LP. EJF Capital LLC, or entities affiliated with EJF Capital LLC, may own additional shares of Equity common stock of which Equity is unaware. The address for EJF Capital LLC and its affiliates is 2107 Wilson Boulevard, Suite 410, Arlington, VA 22201.

(3)	Includes (i) 191,441 shares held of record by Mr. Elliott, (ii) 3,500 shares held in Mr. Elliott’s individual retirement account, (iii) 9,615 shares held of record by Equity Holdings, LLC of which Mr. Elliott is the managing member and (iv) 277,308 shares issuable upon the exercise of options exercisable within 60 days. Mr. Elliott has pledged 172,210 shares of his Equity common stock as security for certain obligations.
(4)	Includes (i) 85,500 shares held of record by the Gregory H. Kossover Revocable Trust of which Mr. Kossover serves as the trustee and (ii) 32,963 shares issuable upon the exercise of options exercisable within 60 days.
(5)	Mr. Pepper has pledged 13,885 shares of his Equity common stock as security for certain obligations. Mr. Pepper resigned from Equity effective March 31, 2016.
(6)	Includes (i) 9,500 shares held of record in Mr. Allerheiligen’s individual retirement account, (ii) 5,520 shares held of record by the Gary C. Allerheiligen Living Trust DTD 1-5-2006 of which Mr. Allerheiligen serves as trustee (the “GCA Trust”), and (ii) 9,290 shares issuable upon the exercise of options exercisable within 60 days.
(7)	Includes (i) 10,000 shares held of record by the L. James Berglund Revocable Trust of which Mr. Berglund serves as the trustee, (ii) 8,000 shares held of record by the Deana K. Berglund Revocable Trust of which Mr. Berglund’s spouse serves as the trustee and (iii) 14,824 shares issuable upon the exercise of options exercisable within 60 days.
(8)	Includes (i) 3,700 shares held of record by Mr. Bloomer, (ii) 3,700 shares held of record in the Sharon S. Bloomer Trust DTD 11-12-02 of which Mr. Bloomer’s father serves as the trustee, and (iii) 3,049 shares issuable upon the exercise of options exercisable within 60 days.
(9)	Includes (i) 85,000 shares held of record by Buller Revocable Family Trust of which Mr. Buller serves as trustee, (ii) 34,017 shares held of record in Mr. Buller’s individual retirement account, (iii) 5,000 shares held of record in Mr. Buller’s spouse’s individual retirement account and (iv) 17,480 shares issuable upon the exercise of options exercisable within 60 days.
(10)	Includes 70,023 shares held of record by Mr. Downing. Mr. Downing previously had voting control over 99,802 shares held of record by Mr. Downing’s three sisters and Mr. Downing disclaimed any beneficial ownership attributable to such shares. This power of attorney was terminated in August 2016 and Mr. Downing no longer possesses voting control over such shares.
(11)	Includes (i) 102,732 shares held of record by Mr. Eck, (ii) 92,617 shares held of record by the Eck 90 Trust of which Mr. Eck serves as trustee, (iii) 15,000 shares held in Mr. Eck’s individual retirement account and (iv) 9,591 shares issuable upon the exercise of options exercisable within 60 days.
(12)	Includes (i) 6,299 shares held of record by Mr. Gaeddert, (ii) 18,000 shares held of record by D&G Investments, LLC of which Mr. Gaeddert is the managing member and (iii) 9,339 shares issuable upon the exercise of options within 60 days.
(13)	Includes (i) 15,828 shares held of record by Mr. Maland, (ii) 125,702 shares held of record by the Jerry Paul Maland & Jane Lou Maland Living Revocable Trust DTD 9-21-99 of which Mr. Maland and his spouse serve as co-trustees, (iii) 5,954 shares held of record by Mr. Maland’s spouse, and (iv) 2,212 shares held of record under the Community First Employee Stock Ownership Plan, which are pending distribution to Mr. Maland subject to the satisfaction of certain conditions.
(14)	Includes (i) 45,085 shares of stock held of record by Ms. Koger and (ii) 17,597 shares issuable upon the exercise of options within 60 days.
(15)	Includes (i) 726 shares held of record by Mr. Bowers and (ii) 137,029 shares held of record by the Dan R. Bowers Revocable Trust of which Mr. Bowers serves as the trustee.
(16)	Includes (i) 128,895 shares jointly held of record by Mr. Penner and his spouse and (ii) 2,000 shares issuable upon the exercise of options within 60 days. Mr. Penner has pledged 124,469 shares as security for certain obligations.
(17)	Includes (i) 34,018 shares held of record by Blau Investment Co., LLC of which Mr. Sorensen’s spouse serves as President, (ii) 3,320 shares held of record by Mr. Sorensen’s individual retirement account, (iii) 3,319 shares held of record by Mr. Sorensen’s spouse’s individual retirement account, (iv) 1,000 shares jointly held of record by Mr. Sorensen and his spouse, and (v) 17,604 shares issuable upon the exercise of options exercisable within 60 days. Blau Investment Co., LLC has pledged 34,018 shares as security for certain obligations.
(18)	Includes 442,801 shares issuable upon the exercise of options exercisable within 60 days by such group. Individuals in this group have separately pledged a total of 444,208 shares as security for certain obligations of such individuals.
(19)	Based on 11,122,081 shares of Equity common stock outstanding as of January 16, 2017, plus the number of shares issuable to such individual (or group of individuals) upon the exercise of stock options within 60 days.

PRAIRIE SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Prairie common stock as of the record date by (1) each director, the chief executive officer, the chief financial officer and the next other most-highly compensated executive officer of Prairie, (2) each person who is known by Prairie to own beneficially 5% or more of the Prairie common stock, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such stockholders, management of Prairie believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

	Shares Beneficially Owned
Name of Beneficial Owner	Number(1)	Percentage(2)
5% Stockholders:

State Bank Employee Stock Ownership Plan	62,171	83.12%
Robert E. Foote Trust	6,190	8.28%
Gail A. Foote Trust	6,189	8.27%

Directors and Named Executive Officers
Michael C. Mense	50	*
Donald B. Mense	100	*
Jeff Torluemke	50	*
Cheri L. Mense	50	*

Directors and executive officers as a group (4 persons)	250	*

*	Indicates less than 1%
(1)	Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared with a spouse); or shares held in an individual retirement account or pension as to which such person has pass-through voting rights and investment powers.
(2)	The percentages are based on 74,800 shares of Prairie common stock outstanding.

INFORMATION ABOUT PRAIRIE

Prairie is a Kansas corporation that owns all of the outstanding shares of common stock of State Bank, a Kansas-chartered state non-member bank, with operational headquarters in Hoxie, Kansas. State Bank offers consumer and commercial banking services to customers throughout its market area centered in northwestern Kansas. State Bank has two branches, one in Grinnell, and the other in Quinter, Kansas.

Prairie’s principal executive offices are located at 745 Main Street, Hoxie, Kansas 67740, and its telephone number at that location is (785) 675-3261. Additional information about Prairie and its subsidiaries can be requested from Prairie. See “Where You Can Find More Information,” beginning on page 122.

Information About Prairie’s Business

General.    Prairie was incorporated as a Kansas corporation in 1986 to serve as a bank holding company for State Bank. Prairie does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for State Bank. Its primary activities are to provide assistance in the management and coordination of State Bank’s financial resources. Prairie’s principal asset is the outstanding common stock of State Bank. Prairie derives its revenues primarily from the operations of State Bank in the form of dividends received from State Bank. Prairie has elected to be taxed under Subchapter S of the Code and therefore does not pay taxes at the corporate level.

State Bank is a Kansas state-chartered banking association that is not a member of the Federal Reserve System. State Bank was chartered in 1986, and has served since that time as a community-based financial institution with operations centered in northwestern Kansas.

As a bank holding company, Prairie is subject to supervision and regulation by the Federal Reserve, in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

As of September 30, 2016, Prairie had consolidated total assets of $148.4 million, total loans held for investment of $133.1 million (net of allowances), total deposits of $127.9 million and total stockholders’ equity of $18.6 million. Prairie does not file reports with the SEC.

Products and Services.    State Bank is a traditional commercial bank offering a variety of banking services to consumer and commercial customers in northwestern Kansas. State Bank offers a range of lending services, including production agriculture, agri-business and commercial, government-guaranteed lending, consumer loans to individuals and small-sized business that are located in or conduct a substantial portion of their business in State Bank’s market areas. Real estate loans offered by State Bank are primarily secured by first real estate mortgages on the subject collateral. Agri-business and commercial loans offered include loans to small-sized businesses for the purpose of purchasing equipment, inventory, and facilities or for working capital. Consumer loans offered by State Bank include loans for the purpose of purchasing automobiles and other personal expenses.

State Bank offers depository services and various checking account services. State Bank also offers, safe deposit boxes, debit card services, credit cards, wire transfer services, leases, crop insurance, cashier’s checks, telephone banking, Internet banking, direct deposit and automatic transfers between accounts.

State Bank funds its lending activities primarily from the core deposit base. State Bank obtains deposits from its local markets and is not heavily dependent on any single depositor.

Competition.    The table below lists State Bank’s deposit market share as of June 30, 2016 (the most recent date as of which the relevant data is available from the FDIC), for the Hoxie, Kansas, Grinnell, Kansas, and Quinter, Kansas banking markets served by State Bank.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Hoxie, Kansas	1 of 3	1	90,779	51.15
Grinnell, Kansas	1 of 1	1	23,958	100.00
Quinter, Kansas	3 of 3	1	14,468	17.20

Each activity in which State Bank is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, State Bank competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Banks and other financial institutions with which State Bank competes may have capital resources and legal loan limits substantially higher than those maintained by State Bank.

Employees.    As of September 30, 2016, State Bank had 20 full-time employees and 3 part-time employees, none of whom are covered by a collective bargaining agreement.

Information About Prairie’s Properties

State Bank owns its main and principal executive offices, which are located at 745 Main Street, Hoxie, Kansas 67740. State Bank also owns its branches located at 106 S. Adams, Grinnell, Kansas 67738 and 300 Hwy 212, Quinter, Kansas 67752. None of these properties are subject to a ground lease.

In the rural markets of Sheridan and Gove Counties, Kansas, State Bank maintains a significant market presence.

Legal Proceedings

Various legal claims arise from time to time in the normal course of business which, in the opinion of State Bank’s management, will have no material effect on Prairie’s consolidated financial statements.

Prairie Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Prairie is a bank holding company headquartered in Hoxie, Kansas. Prairie’s wholly-owned banking subsidiary, State Bank, provides a broad range of financial services primarily to businesses and business owners as well as individuals through its network of three full service branches located in northwest Kansas. As of September 30, 2016, Prairie had consolidated total assets of $148.4 million, total loans held for investment of $133.1 million (net of allowances), total deposits of $127.9 million and total stockholders’ equity of $18.6 million. During the three-month periods ended September 30, 2016 and September 30, 2015, net income was $1.0 million and $902 thousand, respectively, and for the nine-month periods ended September 30, 2016 and September 30, 2015, net income was $2.8 million and $2.6 million, respectively. For the years ended 2015 and 2014, Prairie’s net income was $3.1 million and $2.6 million, respectively.

Critical Accounting Policies

Prairie’s discussion and analysis of financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with GAAP. GAAP is complex and requires Prairie’s management to apply significant judgment to various accounting, reporting and disclosure matters. Prairie’s management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. Actual results may differ from these estimates under different assumptions or conditions.

In the opinion of Prairie’s management, the most critical accounting policies and estimates impacting its consolidated financial statements are in Note 1 to Prairie’s Consolidated Financial Statements for the year ended December 31, 2015 beginning on page F-8. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. For a complete discussion of Prairie’s significant accounting policies, see the Notes to the Consolidated Financial Statements beginning on page F-8.

Prairie Management’s Discussion and Analysis of Financial Condition and Results of Operations — September 30, 2016

Results of Operations

Prairie generates most of its revenue from interest income and fees on loans, interest and dividends on investment securities and non-interest income, such as service charges and fees, debit card income and crop insurance sales. Prairie incurs interest expense on deposits and other borrowed funds and non-interest expense, such as salaries and employee benefits and data processing fees.

Changes in interest rates earned on interest-earning assets or incurred on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and non-interest-bearing liabilities and stockholders’ equity, are usually the largest drivers of periodic change in net interest income. Fluctuations in interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Prairie’s loan portfolio are affected by, among other factors, economic and competitive conditions in or near the northwest Kansas region, as well as developments affecting the commercial, consumer and real estate sectors within these markets.

Net Income

Three months ended September 30, 2016 compared with three months ended September 30, 2015:

Net income for the three months ended September 30, 2016 was $1.0 million as compared to net income of $902 thousand for the three months ended September 30, 2015. Net income for the third quarter of 2016 increased $82 thousand primarily due to an increase in net interest income when compared to the three-month period ended September 30, 2015. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Nine months ended September 30, 2016 compared with nine months ended September 30, 2015:

Net income for the nine months ended September 30, 2016 was $2.8 million as compared to net income of $2.6 million for the nine months ended September 30, 2015. Net income for the first nine months of 2016 increased $240 thousand due to an increase in net interest when compared to the nine-month period ended September 30, 2015. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

Net interest income is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. To evaluate net interest income, management measures and monitors (1) yields on loans and other interest-earning assets, (2) the costs of deposits and other funding sources, (3) the net interest spread and (4) net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because non-interest-bearing sources of funds, such as non-interest-bearing deposits and stockholders’ equity also fund interest-earning assets, net interest margin includes the benefit of these non-interest-bearing sources of funds. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a “volume change,” and it is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a “yield/rate change.”

Three months ended September 30, 2016 compared with three months ended September 30, 2015: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the three-month periods ended September 30, 2016 and 2015. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Three Months Ended September 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Interest-earning assets:
Loans	$135,058	$1,766	5.20%	$130,795	$1,693	5.14%
Nontaxable Securities	4,285	26	2.41%	5,763	30	2.07%
Federal Funds Sold and Other	5,666	11	0.77%	9,131	12	0.52%

Total interest-earning assets	145,009	$1,803	4.95%	145,689	$1,735	4.72%

Non-interest-earning assets:
Premises and equipment, net	549			443
Other non-interest-earning assets	3,038			3,660

Total assets	$148,596			$149,792

Interest-bearing liabilities:
Interest-bearing demand deposits	$36,288	$24	0.26%	$32,865	$22	0.27%

	For the Three Months Ended September 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Savings and money market	17,964	11	0.24%	18,015	11	0.24%

Interest-bearing demand, savings and money market	54,252	35	0.26%	50,880	33	0.26%
Certificates of deposit	45,039	94	0.83%	46,986	88	0.74%

Total interest-bearing deposits	99,291	129	0.52%	97,866	121	0.49%

Total interest-bearing liabilities	99,291	$129	0.52%	97,866	$121	0.49%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing deposits	29,325			33,336
Non-interest-bearing liabilities	1,936			2,224
Stockholders’ equity	18,044			16,366

Total liabilities and stockholders’ equity	$148,596			$149,792

Net interest income		$1,674			$1,614

Interest rate spread			4.43%			4.23%

Net interest margin(2)			4.59%			4.40%

Total cost of deposits, including non-interest bearing deposits	$128,616	$129	0.40%	$131,202	$121	0.37%

Average interest-earning assets to interest-bearing liabilities			146.04%			148.87%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the three-month periods ended September 30, 2016 and 2015.

Analysis of Changes in Net Interest Income

For the Three Months Ended September 30, 2016 and 2015

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$56	$17	$73
Nontaxable securities	(8)	4	(4)
Federal funds sold and other	(6)	5	(1)

Total interest-earning assets	$42	$26	$68

Interest-bearing liabilities:
Interest-bearing demand, savings and money market	$2	$—	$2
Certificates of deposit	(4)	10	6

Total interest-bearing deposits	(2)	10	8

Total interest-bearing liabilities	$(2)	$10	$8

Net Interest Income	$44	$16	$60

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the three months ended September 30, 2016 was $1.7 million compared with $1.6 million for the three months ended September 30, 2015, an increase of $60 thousand, or 3.7%. Interest income for the three months ended September 30, 2016 was $1.8 million, an increase of $68 thousand, or 3.9%, from $1.7 million for the three months ended September 30, 2015. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in loan balances during the period. Interest expense for the three months ended September 30, 2016 was $129 thousand, an increase of $8 thousand, or 6.7%, from $121 thousand for the three months ended September 30, 2015. The increase in interest expense was primarily due to an increase in interest bearing deposits.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $1.8 million for the three months ended September 30, 2016; an increase of $73 thousand, or 4.3%, compared with the three months ended September 30, 2015. This increase was due to an increase in average loans, as well as a marginal increase in the average yield on the loan portfolio. The increase in average real estate loan volume was primarily from increases in average real estate loan volume. The average yield on loans was 5.2% for the three months ended September 30, 2016 and 5.1% for the three months ended September 30, 2015. The increase in yield was primarily due to an increase in average yields on the loan portfolio. Interest income on all securities was $37 thousand for the quarter ended September 30, 2016, a decrease of $5 thousand when compared to the quarter ended September 30, 2015. The decrease was primarily due to a decrease in average securities.

Interest expense was $129 thousand for the three months ended September 30, 2016, an increase of $8 thousand over interest expense of $121 thousand for the three months ended September 30, 2015. The change in interest expense was primarily due to an increase of $1 million in the average volume of interest-bearing liabilities. Average interest-bearing demand, savings, and money market deposits increased $3.4 million for the three months ended September 30, 2016 when compared to the three months ended September 30, 2015, and the average rate on these interest-bearing deposits did not change for the same periods. Average certificates of deposit decreased $2 million for the three months ended September 30, 2016 compared to the three months ended September 30, 2015, and the average rate increased from 0.74% to 0.83% for the same period.

Net interest margin was 4.59% for the three months ended September 30, 2016; an increase of 19 basis points when compared with net interest margin of 4.40% for the three months ended September 30, 2015. The increase in net interest margin for the three months ended September 30, 2016 is primarily due to an increase in average total loans.

Nine months ended September 30, 2016 compared with nine months ended September 30, 2015: The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the nine-month periods ended September 30, 2016 and 2015. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Nine Months Ended September 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Interest-earning assets:
Loans	$136,531	$5,291	5.18%	$126,038	$4,862	5.16%
Nontaxable Securities	4,557	77	2.26%	6,667	101	2.03%
Federal Funds Sold and Other	4,543	33	0.97%	14,497	47	0.43%

Total interest-earning assets	145,631	$5,401	4.95%	147,202	$5,010	4.55%

Non-interest-earning assets:
Premises and equipment, net	541			402
Other non-interest-earning assets	3,393			3,630

Total assets	$149,565			$151,234

Interest-bearing liabilities:
Interest-bearing demand deposits	$35,071	$70	0.27%	$36,077	$72	0.27%
Savings and money market	17,185	32	0.25%	17,686	33	0.25%

Interest-bearing demand, savings and money market	52,256	102	0.26%	53,763	105	0.26%
Certificates of deposit	44,886	272	0.81%	46,627	258	0.74%

Total interest-bearing deposits	97,142	374	0.51%	100,390	363	0.48%
FHLB term and line of credit advances	2,498	10	0.53%	139	—	—%

Total interest-bearing liabilities	99,640	$384	0.51%	100,592	$363	0.48%

	For the Nine Months Ended September 30,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing deposits	30,472			32,345
Non-interest-bearing liabilities	2,001			2,283
Stockholders’ equity	17,452			16,077

Total liabilities and stockholders’ equity	$149,565			$151,234

Net interest income		$5,017			$4,647

Interest rate spread			4.44%			4.07%

Net interest margin(2)			4.60%			4.22%

Total cost of deposits, including non-interest bearing deposits	$127,614	$374	0.39%	$132,735	$363	0.37%

Average interest-earning assets to interest-bearing liabilities			146.16%			146.43%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest yields/rates. The following table analyzes the change in volume variances and yield/rate variances for the nine-month periods ended September 30, 2016 and 2015.

Analysis of Changes in Net Interest Income

For the Nine Months Ended September 30, 2016 and 2015

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$407	$22	$429
Nontaxable securities	(35)	11	(24)
Federal funds sold and other	(47)	33	(14)

Total interest-earning assets	$325	$66	$391

Interest-bearing liabilities:
Interest-bearing demand, savings and money market	$(3)	$—	$(3)
Certificates of deposit	(10)	24	14

Total interest-bearing deposits	(13)	24	11
FHLB term and line of credit advances	10	—	10

Total interest-bearing liabilities	$(3)	$24	$21

Net Interest Income	$328	$42	$370

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the nine months ended September 30, 2016 was $5.0 million compared with $4.6 million for the nine months ended September 30, 2015, an increase of $370 thousand, or 8.0%. Interest income for the nine months ended September 30, 2016 was $5.4 million, an increase of $391 thousand, or 7.8%, from $5.0 million for the nine months ended September 30, 2015. Interest income increased primarily due to an increase in the average volume of interest-earning assets due in large part to growth in loan balances during the period. Interest expense for the nine months ended September 30, 2016 was $384 thousand, which was an increase of $21 thousand, or 5.8%, from $363 thousand for the nine months ended September 30, 2015.

Interest income on loans, including loan fees which consist of fees for loan origination, renewal, prepayment, covenant breakage and loan modification, was $5.3 million for the nine months ended September 30, 2016, an increase of $429 thousand, or 8.8%, compared with the nine months ended September 30, 2015. This increase was due to an increase in average loans of $10.5 million, with a slight increase in the average yield on the loan portfolio. The average yield on loans was 5.2% for the nine months ended September 30, 2016 and 5.2% for the nine months ended September 30, 2015. Interest income on all securities was $110 thousand for the nine months ended September 30, 2016, which is a decrease of $38 thousand, or 25.7%, when compared to the nine months ended September 30, 2015.

Net interest margin was 4.6% for the nine months ended September 30, 2016, an increase of 38 basis points when compared with net interest margin of 4.2% for the nine months ended September 30, 2015.

Provision for Loan Losses

Prairie maintains an allowance for loan losses for potential credit losses. The allowance for loan losses is increased by a provision for loan losses, which is a charge to earnings, and subsequent recoveries of amounts previously charged-off, but is decreased by charge-offs when the collectability of a loan balance is unlikely. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, discounted cash flows, economic conditions, and other factors including regulatory guidance. For additional discussion see “Allowance for Loan Losses.”

Three months ended September 30, 2016 compared with three months ended September 30, 2015: The provision for loan losses for the three months ended September 30, 2016 was $40 thousand compared with $60 thousand for the three months ended September 30, 2015. Net recoveries for the three months ended September 30, 2016 were $2 thousand compared to net recoveries of $2 thousand for the three months ended September 30, 2015. For the three months ended September 30, 2016, gross charge-offs were negligible offset by gross recoveries of $2 thousand. In comparison, gross charge-offs were $2 thousand for the three months ended September 30, 2015 offset by gross recoveries of $4 thousand.

Nine months ended September 30, 2016 compared with nine months ended September 30, 2015: The provision for loan losses for the nine months ended September 30, 2016 was $140 thousand compared with $180 thousand for the nine months ended September 30, 2015. Net recoveries for the nine months ended September 30, 2016 were $4 thousand compared to net charge-offs of $4 thousand for the nine months ended September 30, 2015. For the nine months ended September 30, 2016, gross charge-offs were $1 thousand offset by gross recoveries of $5 thousand. In comparison, gross charge-offs were $13 thousand for the nine months ended September 30, 2015 offset by gross recoveries of $9 thousand.

Non-Interest Income

The primary sources of non-interest income are service charges and fees, debit card income, and insurance commissions. Non-interest income does not include loan origination or other loan fees and mortgage banking income which are recognized as an adjustment to yield using the interest method.

Three months ended September 30, 2016 compared with three months ended September 30, 2015: The following table provides a comparison of the major components of non-interest income for the three months ended September 30, 2016 and 2015:

Non-Interest Income

For the Three Months Ended September 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Service Charges on Deposits	$1	$1	$—	—%
Overdraft Charges	61	60	1	1.67%
Other	50	75	(25)	(33.33)%

Total Non-Interest Income	$112	$136	$(24)	(17.65)%

For the three months ended September 30, 2016, non-interest income totaled $112 thousand, which was a decrease of $24 thousand, or 17.7%, when compared with the three months ended September 30, 2015.

Nine months ended September 30, 2016 compared with nine months ended September 30, 2015: The following table provides a comparison of the major components of non-interest income for the nine months ended September 30, 2016 and 2015:

Non-Interest Income

For the Nine Months Ended September 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Service Charges on Deposits	$3	$3	$—	—%
Overdraft Charges	156	161	(5)	(3.11)%
Other	128	155	(27)	(17.42)%

Total Non-Interest Income	$287	$319	$(32)	(10.03)%

For the nine months ended September 30, 2016, non-interest income totaled $287 thousand, which was a decrease of $32 thousand, or 10.0%, when compared with the nine months ended September 30, 2015.

Non-Interest Expense

Three months ended September 30, 2016 compared with three months ended September 30, 2015: For the three-months ended September 30, 2016, non-interest expense totaled $716 thousand, which is a $29 thousand decrease, or 3.9%, when compared with the three months ended September 30, 2015.

The following table provides a comparison of the major components of non-interest expense for the three months ended September 30, 2016 and 2015.

Non-Interest Expense

For the Three Months Ended September 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Salaries and Benefits	$437	$449	$(12)	(2.67)%
Occupancy	29	46	(17)	(36.96)%
Furniture and Equipment	32	47	(15)	(31.91)%
Advertising and Public Relations	7	7	—	—%
Outside Professional Services	54	54	—	—%
Credit Card Fees and Processing	11	11	—	—%
Data Processing	57	50	7	14.00%
Supplies	3	10	(7)	(70.00)%
Telephone	9	7	2	28.57%
Postage	10	6	4	66.67%
Directors’ Fees	7	7	—	—%
FDIC and State Assessments	33	36	(3)	(8.33)%
Other	27	15	12	80.00%

Total Non-Interest Expense	$716	$745	$(29)	(3.89)%

Nine months ended September 30, 2016 compared with nine months ended September 30, 2015: For the nine months ended September 30, 2016, non-interest expense totaled $2.2 million, an increase of $119 thousand, or 5.6%, compared with the nine months ended September 30, 2015. The overall increase was primarily due to an increase in professional fees associated with the cost of the merger.

The following table provides a comparison of the major components of non-interest expense for the nine months ended September 30, 2016 and 2015.

Non-Interest Expense

For the Nine Months Ended September 30,

			2016 vs. 2015
(Dollars in thousands)	2016	2015	Change	%
Salaries and Benefits	$1,305	$1,333	$(28)	(2.10)%
Occupancy	86	90	(4)	(4.44)%
Furniture and Equipment	109	114	(5)	(4.39)%
Advertising and Public Relations	18	21	(3)	(14.29)%
Outside Professional Services(1)	243	83	160	192.77%
Credit Card Fees and Processing	34	33	1	3.03%
Data Processing	189	197	(8)	(4.06%
Supplies	14	27	(13)	(48.15)%
Telephone	26	25	1	4.00%
Postage	30	29	1	3.45%
Directors’ Fees	22	22	—	—%
FDIC and State Assessments	83	90	(7)	(7.78)%
Other	77	53	24	45.28%

Total Non-Interest Expense	$2,236	$2,117	$119	5.62%

(1)	The increase in outside professional services is related to the Merger.

Efficiency Ratio

The efficiency ratio is a supplemental financial measure utilized in the internal evaluation of Prairie’s performance and is not defined under GAAP. Prairie’s efficiency ratio is computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gains on sales of and settlement of securities. Generally, an increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources.

Prairie’s efficiency ratio was 40.1% for the three months ended September 30, 2016, compared with 42.6% for the three months ended September 30, 2015. The decrease in the ratio was primarily due to the increased income on the loan portfolio.

Prairie’s efficiency ratio was 42.2% for the nine months ended September 30, 2016, compared with 42.6% for the nine months ended September 30, 2015. The decrease was primarily due to the increased income on the loan portfolio.

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amounts of tax-exempt investment income, non-taxable life insurance income, non-deductible expenses and available federal income tax credits.

As of January 1, 2001, Prairie, with the consent of its stockholders, elected to be an S corporation. Under the election, stockholders must include their proportionate share of Prairie’s taxable income in their personal income tax returns, whether or not distributed as dividends. The election continues unless Prairie becomes disqualified or until the election is revoked voluntarily.

Such corporations are generally not subject to federal income tax. Prairie recognizes state deferred income taxes for the expected future tax consequences of events that have been recognized in the consolidated financial statement or tax returns. Deferred tax assets and liabilities are determined based on the difference between the values of the assets and liabilities reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Accounting for Uncertainty in Income Taxes

Accounting standards provide for accounting for uncertainty in income taxes recognized in a company’s financial statements. There was no effect on the financial statements as a result of adopting these standards as Prairie believes it does not have any material uncertain tax positions reflected in its financial statements. Tax years that remain subject to examination in Prairie’s major tax jurisdictions (federal and State of Kansas) are for the years ended December 31, 2015, 2014 and 2013.

Three months ended September 30, 2016 compared with three months ended September 30, 2015: For the three months ended September 30, 2016, income tax expense was $46 thousand compared with $42 thousand for the three months ended September 30, 2015. The increase in income tax expense was primarily attributable to increased pre-tax income in 2016. Prairie’s effective tax rate for the first three months of 2016 was 4.5% an income before taxes as compared to 4.5% for the first three months of 2015.

Nine months ended September 30, 2016 compared with nine months ended September 30, 2015: For the nine months ended September 30, 2016, income tax expense was $137 thousand compared with $118 thousand for the nine months ended September 30, 2015.    Prairie’s effective tax rate for the first nine months of 2016 was 4.7% on income before income taxes as compared to 4.4% for the first nine months of 2015.

Impact of Inflation

Prairie’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Prairie’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Prairie’s total assets increased $425 thousand, or 0.3%, from $147.9 million at December 31, 2015, to $148.4 million at September 30, 2016. The increase in total assets was primarily from increases of Federal Funds Sold of $1.0 million, along with $219 thousand in loans, partially offset by a decrease in cash and cash equivalents of $288 thousand and investments of $626 thousand. Total liabilities decreased $1.8 million, or 1.4%, from $131.6 million at December 31, 2015 to $129.8 million at September 30, 2016. The decrease in total liabilities was primarily from decrease in FHLB advances of $1.0 million, and $570 thousand in total deposits. Total stockholders’ equity increased $2.2 million, or 13.6%, from $16.3 million at December 31, 2015 to $18.6 million at September 30, 2016. The increase in total stockholders’ equity was primarily from income of $2.8 million, partially offset by dividends paid on common stock.

Loan Portfolio

Loans are the largest category of earning assets and typically provide higher yields than other types of earning assets. At September 30, 2016, gross loans held for investment totaled $135.2 million, an increase of $363 thousand, or 0.3%, compared with December 31, 2015.

Prairie’s loan portfolio consists of various types of loans, most of which are made to borrowers located in or near the northwest Kansas region. Although the portfolio is diversified and generally secured by various types of collateral, the majority of Prairie’s loan portfolio consists of agricultural loans including loans for the purchase of farm equipment, cattle, crop input costs and farmland. A substantial portion of the borrowers’ ability to honor their obligations is dependent on local economic conditions in or near northwest Kansas. As of September 30, 2016, there was a concentration of loans to the agricultural sector totaling 56.3% of the loan portfolio.

At September 30, 2016, total loans were 105.7% of deposits and 91.1% of total assets. At December 31, 2015, total loans were 105.0% of deposits and 91.1% of total assets.

Prairie provides loans for agricultural real estate, equipment, and operating lines of credit, as well as cattle loans, commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), term loans, equipment financing, acquisition, expansion and development loans, real estate construction loans, SBA loans, letters of credit and other loan products to agricultural producers, regional companies, real estate developers, manufacturing and industrial companies and other businesses. The types of loans made to consumers include installment loans, unsecured, and secured personal loans.

The following table summarizes Prairie’s loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	September 30,		December 31,
	2016		2015
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial	$13,778	10.19%	$14,494	10.75%
Real Estate	42,552	31.47%	35,770	26.53%
Consumer	1,657	1.22%	1,876	1.39%
Agricultural	76,072	56.27%	81,416	60.38%
Other	1,135	0.85%	1,275	0.95%

Total loans held for investment	$135,194	100%	$134,831	100%

Total loans (net of allowances)	$133,118	100%	$132,899	100%

Agricultural and other: Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced. Prairie’s agricultural portfolio totaled $76.1 million at September 30, 2016, a decrease of $5.3 million, or 6.6%, compared to December 31, 2015. The decrease in agricultural loans was largely attributable to the seasonal effects of farming.

Real Estate: Real estate loans include all loans secured by agricultural land, nonfarm nonresidential properties, and residential properties. Prairie’s real estate loans were $42.6 million at September 30, 2016, an increase of $6.8 million, or 19.0%, compared to December 31, 2015. The increase in real estate loans was driven by the focused efforts of Prairie’s lenders, new loan originations, and debt reorganization by customers to more favorable terms and conditions.

Commercial and industrial: Commercial and industrial loans include loans used to purchase fixed assets, to provide working capital, or meet other financing needs of the business. Prairie’s commercial and industrial portfolio totaled $13.8 million at September 30, 2016, a decrease of $716 thousand, or 4.9%, compared to December 31, 2015. The decrease in commercial and industrial loans was largely attributable to scheduled reductions and decreased demand for commercial credit.

Consumer: Consumer loans include loans generally secured by consumer assets, but may be unsecured. Prairie’s consumer portfolio totaled $1.7 million at September 30, 2016, an decrease of $219 thousand, or 11.7%, compared to December 31, 2015. The decrease in consumer loans was primarily related to standard reductions in the period.

Other loans are primarily tax free loans to municipalities. This loan pool forms an immaterial portion of Prairie’s overall loan portfolio.

The contractual maturity ranges of loans in Prairie’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of September 30, 2016 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of September 30, 2016
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial	$7,486	$4,641	$1,651	$13,778
Real Estate	16,432	18,112	8,008	42,552
Consumer	349	1,118	190	1,657
Agricultural	64,022	10,535	1,515	76,072
Other	618	143	374	1,135

Total	$88,907	$34,549	$11,738	$135,194

Loans with a predetermined fixed interest rate	$45,984	$17,747	$1,650	65,381
Loans with an adjustable/floating interest rate	42,923	16,802	10,088	69,813

Total	$88,907	$34,549	$11,738	$135,194

The contractual maturity ranges of loans in Prairie’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2015
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial	$7,596	$5,513	$1,385	$14,494
Real Estate	11,266	17,916	6,588	35,770
Consumer	349	1,227	300	1,876
Agricultural	66,935	11,055	3,426	81,416
Other	818	57	400	1,275

Total	$86,964	$35,768	$12,099	$134,831

Loans with a predetermined fixed interest rate	$45,215	$21,249	$3,240	69,704
Loans with an adjustable/floating interest rate	41,749	14,519	8,859	65,127

Total	$86,964	$35,768	$12,099	$134,831

Credit Quality Indicators

Prairie’s credit quality indicators consist of an internal grading system analysis used to assign grades to all loans. The grade for each individual loan is determined by the account officer and other approving officers at the time the loan is made and changed from time to time to reflect an ongoing assessment of loan risk. Grades on specific loans rated moderate or greater are reviewed monthly. The following categories of credit quality are used by Prairie.

Pass: Loans in this category are considered to be an acceptable credit risk and are generally considered to be collectible in full. This category includes loans graded Excellent, Good, Satisfactory and Moderate.

Watch: Loans in this category are presently protected from apparent loss; however, weaknesses do exist which could cause future impairment of repayment of principal or interest.

Substandard: Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action and posing the risk of some loss.

Doubtful: Loans in this category exhibit the same weaknesses found in the substandard category; however, the weaknesses are more pronounced. These loans have deteriorated to a point where collection in full is improbable.

For additional discussion of Prairie’s allowance policy please see Note 4 to Prairie’s Audited Consolidated Financial Statements of Prairie State Bancshares, Inc.

The risk category of loans by class of loans is as follows as of September 30, 2016:

Risk Category of Loans by Class

	As of September 30, 2016
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial	$12,687	$—	$1,091	$—	$13,778
Real Estate	42,035	—	517	—	42,552
Consumer	1,654	—	3	—	1,657
Agricultural	75,411	—	661	—	76,072
Other	1,135	—	—	—	1,135

Total	$132,922	$—	$2,272	$—	$135,194

The risk category of loans by class of loans is as follows as of December 31, 2015:

Risk Category of Loans by Class

	As of December 31, 2015
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial	$13,238	$69	$1,187	$—	$14,494
Real Estate	35,403	—	367	—	35,770
Consumer	1,874	2	—	—	1,876
Agricultural	80,855	—	561	—	81,416
Other	1,275	—	—	—	1,275

Total	$132,645	$71	$2,115	$—	$134,831

At September 30, 2016, loans considered pass rated credits were 98.3.% of total loans, down from 98.4% of total loans at December 31, 2015. Classified loans were $2.3 million at September 30, 2016, an increase of $157 thousand, or 7.4%, from $2.1 million at December 31, 2015. The increase in classified loans was related to the addition of a single agricultural real estate loan relationship during the nine month period ended September 30, 2016.

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

	September 30, 2016	December 31, 2015
	(Dollars in thousands)
Nonaccrual loans	$1,254	$1,195

Total nonperforming assets	$1,254	$1,195

Ratios:
Nonperforming assets to total assets	0.84%	0.81%

Nonperforming assets to total loans plus OREO	0.93%	0.89%

Nonperforming assets include loans on nonaccrual status, accruing loans 90 or more days past due, restructured loans, and other real estate acquired through foreclosure. See the “Critical Accounting Policies” section for information regarding the review of loans for determining the allowance for loan loss and impairment.

Generally, loans are designated as nonaccrual when either principal or interest payments are 90 days or more past due based on contractual terms, unless the loan is well secured and in the process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed against income. Future interest income may be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Prairie had $1.3 million in nonperforming loans at September 30, 2016, compared with $1.2 million at December 31, 2015. The nonperforming loans at September 30, 2016 consisted of 11 separate credits and 4 separate borrowers. Prairie had 1 non-performing loan relationship with an outstanding balance in excess of $1.0 million as of September 30, 2016.

There are several procedures in place to assist in maintaining the overall quality of Prairie’s loan portfolio. Prairie has established underwriting guidelines to be followed by lenders, and also monitor delinquency levels for any negative or adverse trends. In accordance with applicable regulation, appraisals or evaluations are required to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate collateral provides additional support to the borrower’s credit capacity. There can be no assurance; however, that Prairie’s loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions

Potential Problem Loans

Potential problem loans consist of loans that are performing in accordance with contractual terms, but for which management has concerns about the borrower’s ability to comply with repayment terms because of the borrower’s potential financial difficulties. Potential problem loans are assigned a grade of substandard. At September 30, 2016, Prairie had $1 million in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $900 thousand at December 31, 2015.

With respect to potential problem loans, all monitored and under-performing loans are reviewed and evaluated to determine if they are impaired. If it is determined that a loan is impaired, then Prairie evaluates the borrower’s overall financial condition to determine the need, if any for possible write downs or appropriate additions to the allowance for loan losses based on the unlikelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

Allowance for loan losses

Please see “—Allowance for Loan Losses” for additional discussion of Prairie’s allowance policy.

In connection with Prairie’s review of the loan portfolio, risk elements attributable to particular loan types or categories are considered when assessing the quality of individual loans. Some of the risk elements include:

•	Commercial and industrial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial and industrial loans are advanced for equipment purchases, to provide working capital, or meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment, or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•	Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the project’s cash flows is performed to evaluate the borrower’s ability to repay the loan at the time of origination and periodically updated during the life of the loan. Residential real estate loans are affected by the local residential real estate market, the local economy, and movement in interest rates. An evaluation of the borrower’s repayment ability through a review of credit reports and debt to income ratios. Appraisals are obtained to support the loan amount.

•	Agricultural real estate loans are real estate loans related to farmland, and are affected by the value of farmland. An evaluation of the borrower’s ability to repay based on cash flows from farming operations.

•	Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. An evaluation of the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

•	Agricultural loans are primarily operating lines subject to annual farming revenues including productivity/yield of the agricultural commodities produced and the market pricing at the time of sale.

The allowance for loan losses on unimpaired loans totaled $1.7 million, or 1.3% of the $133.9 million in unimpaired loans at September 30, 2016, compared to an allowance for loan losses of $1.5 million, or 1.1% of the $133.6 million in unimpaired loans at December 31, 2015. The increase in the allowance for loan losses allocated to unimpaired loans as a percentage of total unimpaired loans principally reflect management’s evaluation of current environmental conditions and changes in the quality of Prairie’s loan portfolio. Also considered by management in evaluating the allowance for loan losses are applied loss factors which are based in part on historical loss experience.

Annualized net recoveries as a percentage of average loans was negligible for the three months ended September 30, 2016, as compared to the three months ended September 30, 2015. Annualized net recoveries as a percentage of average loans was $4 thousand for the nine months ended September 30, 2016, as compared to net charge offs of $4 thousand for the nine months ended September 30, 2015.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan Losses

	As of and for the Three Months Ended September 30,		As of and for the Nine Months Ended September 30,
	2016	2015	2016	2015
	(Dollars in thousands)
Average loans outstanding	$135,058	$130,795	$136,531	$126,038

Gross loans outstanding at end of period	$135,194	$131,706	$135,194	$131,706

Allowance for loan losses at beginning of the period	$2,034	$1,805	$1,932	$1,691
Provision for loan losses	40	60	140	180
Charge-offs:
Consumer	—	—	—	(5)
Other	—	(2)	(1)	(8)

Total charge-offs	—	(2)	(1)	(13)
Recoveries:
Commercial	—	1	—	1
Real Estate	—	1	—	2
Consumer	—	—	—	1
Agricultural	2	2	4	5
Other	—	—	1	—

Total recoveries	2	4	5	9

Net recoveries (charge-offs)	2	2	4	(4)

Allowance for loan losses at end of the period	$2,076	$1,867	$2,076	$1,867

Ratio of allowance to period-ended loans	1.53%	1.42%	1.53%	1.42%
Annualized ratio of net charge-offs (recoveries) to average loans	0.0%	0.0%	0.0%	0.0%

The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan Losses

	September 30,		December 31,
	2016		2015
	Amount	% of Total Allowance	Amount	% of Total Allowance
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial	$514	24.76%	$550	28.47%
Real Estate	384	18.50%	287	14.85%
Consumer	49	2.36%	52	2.69%
Agricultural	1,114	53.66%	1,026	53.11%
Other	15	0.72%	17	0.88%

Total allowance for loan losses	$2,076	100.0%	$1,932	100.0%

Management believes that the allowance for loan losses at September 30, 2016 was adequate to cover probable losses in the loan portfolio as of such date. There can be no assurance, however, that Prairie will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at September 30, 2016.

Securities

Prairie uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At September 30, 2016, the carrying amount of investment securities totaled $4.4 million, a decrease of $626 thousand, or 12.5%, compared with December 31, 2015. At September 30, 2016, securities represented 2.9% of total assets compared with 3.4% at December 31, 2015.

At the date of purchase, debt and equity securities are classified into one of two categories, held-to-maturity or available-for-sale. Prairie does not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts, in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on securities is included in total interest and dividend income. Also included in total interest and dividend income are dividends received on a stock investment in the FHLB of Topeka. This stock investment is stated at cost.

The bank had no available-for sale securities at September 30, 2016 or December 31, 2015.

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-To-Maturity Securities

	September 30, 2016		December 31, 2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. Government Sponsored Agencies	3,451	3,470	4,056	4,037
State and Local Governments	925	926	946	946

Total Held-to-Maturity Securities	$4,376	$4,396	$5,002	$4,983

At September 30, 2016 and December 31, 2015, Prairie owned no securities with an aggregate adjusted cost exceeding 10% of the consolidated stockholders’ equity at the reporting dates noted.

The following tables summarize the contractual maturity of debt securities and their weighted average yields as of September 30, 2016 and December 31, 2015. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	September 30, 2016
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Held-to-maturity securities:
U.S. Government Sponsored Agencies	$356	1.04%	$3,095	1.40%	$—	—%	$—	—%	$3,451	1.36%
State and Local Governments(1)	35	3.10%	285	2.39%	185	4.31%	420	5.68%	925	4.30%

Total held-to-maturity securities	$391	1.22%	$3,380	1.48%	$185	4.31%	420	5.68%	4,376	1.98%

Total debt securities	$391	1.22%	$3,380	1.48%	$185	4.31%	$420	5.68%	$4,376	1.98%

(1)	The calculated yield is not presented on a tax equivalent basis.

	December 31, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Held-to-maturity securities:
U.S. Government Sponsored Agencies	$—	—%	$4,056	1.46%	$—	—%	$—	—%	$4,056	1.46%
State and political subdivisions(1)	20	3.00%	291	2.34%	170	4.16%	465	5.57%	946	4.27%

Total held-to-maturity securities	$20	3.00%	$4,347	1.52%	$170	4.16%	465	5.57%	5,002	1.99%

Total debt securities	$20	3.00%	$4,347	1.52%	$170	4.16%	$465	5.57%	$5,002	1.99%

(1)	The calculated yield is not calculated on a tax equivalent basis.

Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Ginnie Mae, Fannie Mae and Freddie Mac. Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will reflect higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be different than their stated lives. At September 30, 2016 and December 31, 2015, Prairie had no mortgage-backed securities.

Deposits

Prairie’s lending and investing activities are primarily funded by deposits. A variety of deposit accounts are offered with a wide range of interest rates and terms including demand, savings, money market and time deposits. Prairie relies primarily on competitive pricing policies, convenient locations, comprehensive marketing strategy and personalized service to attract and retain these deposits.

The following table shows Prairie’s composition of deposits at September 30, 2016 and December 31, 2015:

Composition of Deposits

	September 30, 2016		December 31, 2015
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest-bearing demand	$29,317	22.93%	$37,475	29.18%
Interest-bearing demand	36,429	28.49%	30,088	23.43%
Savings and money market	17,425	13.63%	15,788	12.29%
Time	44,695	34.95%	45,085	35.10%

Total deposits	$127,866	100.0%	$128,436	100.0%

Total deposits at September 30, 2016 were 127.9 million, a decrease of $569 thousand, or 0.4%, compared to total deposits of $128.4 million at December 31, 2015. The decrease in total deposits is primarily due to a decrease in non-interest-bearing demand deposits of $8.2 million, or 21.8%; and a decrease in time deposits of $390 thousand, or 0.9%, partially offset by an increase in interest-bearing demand deposits of $6.3 million or 21.1%. The increase in interest–bearing demand accounts is principally due to deposits of large land closings by local real estate agents, coupled with normal fluctuations. The decrease in non-interest-bearing demand deposits is primarily due to normal fluctuation in the seasonal expenses of agricultural customers. The decrease in time deposits is primarily due to normal fluctuations.

The following table provides information on the maturity distribution of time deposits of $100 thousand or more as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
	(Dollars in thousands)
3 months or less	$8,769	$9,896
Over 3 through 6 months	7,727	7,334
Over 6 through 12 months	5,139	3,444
Over 12 months	1,198	1,332

Total Time Deposits	$22,833	$22,006

Other Borrowed Funds

Prairie utilizes borrowings to supplement deposits to fund its lending and investing activities. Short-term borrowings and long-term borrowings include federal funds purchased, FHLB advances, and a bank stock loan.

FHLB advances: FHLB advances include variable rate Line of Credit advances. Each advance is payable in full at maturity and contains no prepayment penalties. At September 30, 2016, Prairie had no advances, and at December 31, 2015 Prairie had advances totaling $1.0 million with the FHLB. FHLB borrowings are used for operational liquidity needs for originating and purchasing loans, purchasing investments and general operating cash requirements. Prairie’s FHLB borrowings were collateralized by certain qualifying loans totaling $107.7 million at September 30, 2016. Based on this collateral and FHLB stock holdings, Prairie was eligible to borrow an additional $37.2 million at September 30, 2016.

Bank stock loan: Prairie sponsors the State Bank ESOP for the benefit of all qualified employees of Prairie. In October 2014, Prairie borrowed $2.1 million from an unaffiliated financial institution, secured by stock in State Bank. At September 30, 2016, $1.6 million was outstanding on the bank stock loan at a variable rate of 3.50% (computed on the basis of a 365-day year and the actual number of days elapsed) until October 2017.

Prairie has a loan to the State Bank ESOP for the purchase of shares from outside stockholders that mirrors the terms and conditions of Prairie’s debt. Currently payments on the loan are through Prairie contributions to the State Bank ESOP as well as dividends paid on unallocated shares. It is expected that this loan will be paid in full at the closing of the merger.    The loan has been recorded as a reduction of stockholders’ equity.

Liquidity and Capital Resources

Liquidity

Market and public confidence in Prairie’s financial strength and financial institutions in general will largely determine access to appropriate levels of liquidity. This confidence is significantly dependent on Prairie’s ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for future funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Prairie measures its liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily, weekly, and monthly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, Prairie focuses on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet its needs.

During the nine-month periods ended September 30, 2016 and September 30, 2015, Prairie’s liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased and borrowings from the FHLB.

Prairie’s largest sources of funds are deposits and FHLB borrowings, and largest uses of funds are loans and securities. Average loans were $136.5 million for the nine months ended September 30, 2016, an increase of 7.4% over December 31, 2015 average balance. Excess deposits are primarily invested in interest-bearing deposit accounts with various FDIC insured institutions, investment securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Prairie’s securities portfolio has a weighted average life of 3.2 years and a modified duration of 2.2 years at September 30, 2016.

Cash and cash equivalents were $6.1 million at September 30, 2016, a decrease of $288 thousand from the $6.3 million cash and cash equivalents at December 31, 2015. The net cash provided by operating activities of $2.9 million was offset by net cash used by financing activities of $2.4 million and investing activities of $831 thousand. Prairie believes that its daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, core deposit base and FHLB advances and other borrowing relationships.

Off-Balance Sheet Items

In the normal course of business, Prairie enters into various transactions, which, in accordance with GAAP, are not included in the consolidated balance sheets. These transactions are entered into to meet the financing needs of Prairie’s customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments.

Prairie’s commitments associated with outstanding standby and performance letters of credit, recourse commitments on sold loan exposures, and commitments to extend credit expiring by period as of September 30, 2016 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extensions Commitments

As of September 30, 2016

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Commitments to extend credit	$25,857	$38	$43	$3	$25,941

Standby and Performance Letters of Credit: Standby letters of credit are irrevocable commitments issued to guarantee the performance of a customer to a third party once specified pre-conditions are met. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

Commitments to Extend Credit: Commitments to originate loans and available lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments and lines of credit may expire without being drawn upon, the total commitment and lines of credit amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include agricultural products, agricultural real estate, accounts receivable, inventory, equipment, and commercial real estate.

Capital Resources

Capital management consists of providing equity to support current and future operations. The federal bank regulators view capital levels as important indicators of an institution’s financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and an FDIC insured institutions, Prairie and State Bank are subject to regulatory capital requirements.

Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes that as of September 30, 2016 and December 31, 2015, Prairie and State Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as are asset growth and acquisitions, and capital restoration plans are required.

Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of September 30, 2016, the most recent notifications from the federal regulatory agencies categorized State Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, State Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank’s category.

Total stockholders’ equity was $18.6 million at September 30, 2016, an increase of $2.2 million, or 13.6%, compared with December 31, 2015. The increase was primarily attributable to income of $2.8 million, partially offset by dividends paid on common stock.

In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules became effective as applied to State Bank on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. Beginning in January 2016, the implementation of the capital conservation buffer was effective for State Bank starting at the 0.625% level and increasing 0.625% each year thereafter, until it reaches 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress and requires increased capital levels for the purpose of capital distributions and other payments. Failure to meet the full amount of the buffer will result in restrictions on State Bank’s ability to make capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. The following table provides a comparison of State Bank’s leverage and risk-weighted capital ratios as of September 30, 2016 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of September 30, 2016

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
State Bank(1)
Total capital (to risk weighted assets)	$21,881	15.02%	$11,655	8.00%	$14,569	10.00%
Tier 1 capital (to risk weighted assets)	20,057	13.77%	8,741	6.00%	11,655	8.00%
Common equity tier 1 capital (to risk weighted assets)	20,057	13.77%	6,556	4.50%	9,470	6.50%
Tier 1 leverage capital (to average assets)	20,057	13.50%	5,944	4.00%	7,430	5.00%

(1)	The FDIC may require the State Bank to maintain capital ratios above the required minimums

Non-GAAP Financial Measures

Prairie identifies certain financial measures discussed in this Quarterly Report as being “non-GAAP financial measures.” In accordance with the SEC’s rules, Prairie classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in the statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Prairie discusses in this Form S-4 Registration Statement should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Prairie calculates the non-GAAP financial measures that are discussed in this S-4 Registration Statement may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Prairie has discussed here when comparing such non-GAAP financial measures.

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Prairie calculates the efficiency ratio by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gains on the sale of available-for-sale securities. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income. Prairie’s efficiency ratio is 42.2 % and 42.6 % for the nine-month periods ended September 30, 2016 and September 30, 2015.

Prairie Management’s Discussion and Analysis of Financial Condition and Results of Operations — December 31, 2015

Results of Operations

Net Income

Net income for the twelve months ended December 31, 2015 was $3.1 million as compared to net income of $2.6 million for the twelve months ended December 31, 2014, an increase of $519 thousand, or 20.1%. The changes in the components of net income are discussed in more detail in the following sections of “Results of Operations.”

Net Interest Income and Net Interest Margin Analysis

The following table shows the average balance of each principal category of assets, liabilities, and stockholders’ equity and the average yields on interest-earning assets and average rates on interest-bearing liabilities for the twelve-month periods ended December 31, 2015 and 2014. The yields and rates are calculated by dividing annualized income or annualized expense by the average daily balances of the associated assets or liabilities.

Average Balance Sheets and Net Interest Analysis

	For the Twelve Months Ended December 31,
	2015			2014
(Dollars in thousands)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)	Average Outstanding Balance	Interest Income/ Expense	Average Yield/ Rate(3)
Interest-earning assets:
Loans	$127,183	$6,561	5.16%	$107,812	$5,645	5.24%
Nontaxable Securities	6,202	126	2.03%	7,487	127	1.70%
Federal Funds Sold and Other	12,891	60	0.47%	30,565	102	0.33%

Total interest-earning assets	146,276	$6,747	4.61%	145,864	$5,874	4.03%

Non-interest-earning assets:
Premises and equipment, net	429			390
Other non-interest-earning assets	3,748			3,521

Total assets	$150,453			$149,775

Interest-bearing liabilities:
Interest-bearing demand deposits	$34,799	$93	0.27%	$38,504	$124	0.32%
Savings and money market	17,461	44	0.25%	17,323	44	0.25%

Interest-bearing demand, savings and money market	52,260	137	0.26%	55,827	168	0.30%
Certificates of deposit	46,436	343	0.74%	45,543	362	0.79%

Total interest-bearing deposits	98,696	480	0.49%	101,370	530	0.52%
FHLB term and line of credit advances	123	—	—%	—	—	—%

Total interest-bearing liabilities	98,819	$480	0.49%	101,370	$530	0.52%

Non-interest-bearing liabilities and stockholders’ equity:
Non-interest-bearing deposits	33,074			31,965
Non-interest-bearing liabilities	2,255			2,552
Stockholders’ equity	16,305			13,888

Total liabilities and stockholders’ equity	$150,453			$149,775

Net interest income		$6,267			$5,344

Interest rate spread			4.12%			3.51%

Net interest margin(2)			4.28%			3.66%

Total cost of deposits, including non-interest bearing deposits	$131,770	$480	0.36%	$133,335	$530	0.40%

Average interest-earning assets to interest-bearing liabilities			148.02%			143.89%

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margin is calculated by dividing annualized net interest income by average interest-earnings assets for the period.
(3)	Tax exempt income is not included in the above table on a tax equivalent basis.

The following table analyzes the change in volume variances and yield/rate variances for the twelve-month periods ended December 31, 2015 and 2014:

Analysis of Changes in Net Interest Income

2015 vs. 2014

	Increase (Decrease) Due to:		Total Increase / (Decrease)
(Dollars in thousands)	Volume(1)	Yield/Rate(1)
Interest-earning assets:
Loans	$1,000	$(84)	$916
Nontaxable securities	(24)	23	(1)
Federal funds sold and other	(73)	31	(42)

Total interest-earning assets	$903	$(30)	$873

Interest-bearing liabilities:
Interest-bearing demand, savings and money market	$(10)	$(21)	$(31)
Certificates of deposit	7	(26)	(19)

Total interest-bearing deposits	(3)	(47)	(50)

Total interest-bearing liabilities	$(3)	$(47)	$(50)

Net Interest Income	$906	$17	$923

(1)	The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. The changes attributable to both volume and rate, which cannot be segregated, have been allocated to the volume variance and the rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Net interest income before the provision for loan losses for the twelve months ended December 31, 2015 was $6.3 million compared with $5.3 million for the twelve months ended December 31, 2014. Interest income increased in 2015 from 2014 in loans, primarily from higher volume in the loan portfolio, offset partially by a decrease in average securities. Interest expense decreased in 2015 from 2014 for deposits and borrowings. The decreases in cost of deposits and borrowings were primarily the result of a lower average balance in interest-bearing liabilities, and from a lower average interest rate.

Interest income on loans, including loan fees, was $6.6 million for the twelve months ended December 31, 2015, an increase of $916 thousand from $5.6 million for the twelve months ended December 31, 2014. Loan interest income and fees increased primarily due to average loan balances increasing $19.4 million year-over-year with only a slight loan yield decrease of 0.1%, the result of a lower interest rate environment and from competitive pressure.

Interest income on all securities was $186 thousand for the year ended December 31, 2015, down $43 thousand when compared to the year ended December 31, 2014. The decrease was due to a lower average balance in the securities portfolio, and lower interest rates on investment securities purchased than what was previously in the portfolio.

Interest expense was $480 thousand for the twelve months ended December 31, 2015, a minimal decrease of $50 thousand from interest expense of $530 thousand for the twelve months ended December 31, 2014. The change in interest expense was primarily due to a lower interest rate environment and a decrease in average interest-bearing deposits of $2.7 million. The average rate on these interest-bearing deposits decreased from 0.52% to 0.49%. The average balance decrease in interest-bearing deposits is primarily the result of changes in economic conditions affecting the net cash flow of the ag-related sector.

Net interest margin was 4.28% for the twelve months ended December 31, 2015; an increase of 62 basis points when compared with net interest margin of 3.66% for the twelve months ended December 31, 2014. The increase in Prairie’s net interest margin in 2015 is primarily due to average earning assets increasing while average interest-bearing liabilities declined as explained above.

Provision for Loan Losses

The provision for loan losses for the twelve months ended December 31, 2015 was $240 thousand compared with $200 thousand for the twelve months ended December 31, 2014. Net recoveries for the twelve months ended December 31, 2015 were $1 thousand compared to net recoveries of $8 thousand for the twelve months ended December 31, 2014. The increase in loan loss provision is largely due to increase required reserves driven by management’s evaluation of environmental conditions, credit quality, and growth in the total loan portfolio. For additional discussion see “Allowance for Loan Losses.”

Non-Interest Income

The following table provides a comparison of the major components of non-interest income for the twelve months ended December 31, 2015 and 2014:

Non-Interest Income

For the Twelve Months Ended December 31 2015 and 2014

			2015 vs. 2014
(Dollars in thousands)	2015	2014	Change	%
Service Charges on Deposits	$4	$4	$—	—%
Overdraft Charges	221	213	8	3.76%
Other	224	226	(2)	(0.88)%

Total non-interest income	$449	$443	$6	1.35%

For the twelve months ended December 31, 2015, non-interest income totaled $449 thousand, an increase of $6 thousand, or 1.4%, compared with the twelve months ended December 31, 2014. The improvement was primarily due to overdraft charges. Service charges on deposits remained the same during that same time period.

Non-Interest Expense

For the twelve months ended December 31, 2015, non-interest expense totaled $3.2 million, an increase of $343 thousand, or 11.9%, compared with $2.9 million for the twelve months ended December 31, 2014. The overall increase was due primarily to an increase of $100 thousand in salaries and benefits, which includes an increase in the cost of health insurance, a $98 thousand increase in outside professional services related to the merger, and an increase in net occupancy expense of $71 thousand due to a recent remodel of the main facility. These items and other changes in the various components of non-interest expense are discussed in more detail below.

The following table provides a comparison of the major components of non-interest expense for the twelve months ended December 31, 2015 and 2014.

Non-Interest Expense

For the Twelve Months Ended December 31, 2015 and 2014

			2015 vs. 2014
(Dollars in thousands)	2015	2014	Change	%
Salaries and Benefits	$2,063	$1,963	$100	5.09%
Occupancy	173	133	40	30.08%
Furniture and Equipment	153	82	71	86.59%
Advertising and Public Relations	29	37	(8)	(21.62)%
Outside Professional Services	135	37	98	264.86%
Credit Card Fees and Processing	47	46	1	2.17%
Data Processing	292	274	18	6.57%
Supplies	38	30	8	26.67%
Telephone	36	27	9	33.33%
Postage	48	46	2	4.35%
Directors’ Fees	29	29	—	—%
FDIC and State Assessments	109	106	3	2.83%
Other	78	77	1	1.30%

Total non-interest expense	$3,230	$2,887	$343	11.88%

Efficiency Ratio

Prairie’s efficiency ratio was 48.1% for the twelve months ended December 31, 2015, compared with 49.9% for the twelve months ended December 31, 2014. The improvement was primarily due to increased interest income from larger loan volume.

Income Taxes

As of January 1, 2001, Prairie, with the consent of its stockholders, elected to be an S corporation. Under the election, stockholders must include their proportionate share of Prairie’s taxable income in their personal income tax returns, whether or not distributed as dividends. The election continues unless Prairie becomes disqualified or until the election is revoked voluntarily.

Such corporations are generally not subject to federal income tax. Prairie recognizes state deferred income taxes for the expected future tax consequences of events that have been recognized in the consolidated financial statement or tax returns. Deferred tax assets and liabilities are determined based on the difference between the values of the assets and liabilities reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

For the twelve months ended December 31, 2015, income tax expense was $145 thousand compared with $118 thousand for the twelve months ended December 31, 2014. The increase in income tax expense was primarily attributable to increased pre-tax income in 2015. Prairie’s effective tax rate for the 2015 was 4.5% on income before income taxes as compared to 4.4% for 2014.

Impact of Inflation

Prairie’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of Prairie’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Prairie’s performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Prairie’s total assets increased $1.5 million, or 1.0%, from $146.4 million at December 31, 2014, to $147.9 million at December 31, 2015. The increase in total assets was primarily from an increase of $4.5 million in loans, net of allowance, partially offset by decreases of $631 thousand in cash and due from banks and $2.6 million in investment securities. Total liabilities decreased $523 thousand, or 0.4%, from $132.1 million at December 31, 2014 to $131.6 million at December 31, 2015. The decrease in total liabilities was primarily from a decrease in total deposits of $1.3 million, partially offset by increased borrowings of $700 thousand. Total stockholders’ equity increased $2.1 million, or 14.4%, from $14.3 million at December 31, 2014 to $16.3 million at December 31, 2015. The increase in total stockholders’ equity was primarily from earnings of $3.1 million, partially offset by dividends.

Loan Portfolio

Loans are Prairie’s largest category of earning assets and typically provide higher yields than other types of earning assets. At December 31, 2015, gross loans held for portfolio totaled $134.8 million, an increase of $4.7 million, or 3.6%, compared with December 31, 2014. The overall increase in loan volume primarily consisted of $7.1 million, or 25.0%, from total real estate loans, partially offset by a $2.4 million, or 2.9% decrease in agricultural loans.

As of December 31, 2015, there was a concentration of loans to the agriculture industry representing 60.38% of total loans.

At December 31, 2015, gross total loans were 105.0% of deposits and 91.1% of total assets. At December 31, 2014, total loans were 100.3% of deposits and 88.9% of total assets.

The following table summarizes Prairie’s loan portfolio by type of loan as of the dates indicated:

Composition of Loan Portfolio

	December 31,		December 31,
	2015		2014
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial	$14,494	10.75%	$14,531	11.17%
Real Estate	35,770	26.53%	28,627	22.00%
Consumer	1,876	1.39%	2,080	1.60%
Agricultural	81,416	60.38%	83,855	64.45%
Other	1,275	0.95%	1,014	0.78%

Total loans held for investment	$134,831	100.0%	$130,107	100.0%

Total loans (net of allowances)	$132,899	100.0%	$128,416	100.0%

The contractual maturity ranges of loans in Prairie’s loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2015 are summarized in the following table:

Loan Maturity and Sensitivity to Changes in Interest Rates

	As of December 31, 2015
	One year or less	After one year through five years	After five years	Total
	(Dollars in thousands)
Commercial	$7,596	$5,513	$1,385	$14,494
Real Estate	11,266	17,916	6,588	35,770
Consumer	349	1,227	300	1,876
Agricultural	66,935	11,055	3,426	81,416
Other	818	57	400	1,275

Total	$86,964	$35,768	$12,099	$134,831

Loans with a predetermined fixed interest rate	$45,215	$21,249	$3,240	69,704
Loans with an adjustable/floating interest rate	41,749	14,519	8,859	65,127

Total	$86,964	$35,768	$12,099	$134,831

Credit Quality Indicators

The risk category of loans by class of loans is as follows as of December 31, 2015:

Risk Category of Loans by Class

	As of December 31, 2015
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial	$13,238	$69	$1,187	$—	$14,494
Real Estate	35,403	—	367	—	35,770
Consumer	1,874	2	—	—	1,876
Agricultural	80,855	—	561	—	81,416
Other	1,275	—	—	—	1,275

Total	$132,645	$71	$2,115	$—	$134,831

The risk category of loans by class of loans is as follows as of December 31, 2014:

Risk Category of Loans by Class

	As of December 31, 2014
	Pass	Watch	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial	$13,222	$—	$1,309	$—	$14,531
Real Estate	28,424	—	203	—	28,627
Consumer	2,076	—	4	—	2,080
Agricultural	83,125	—	730	—	83,855
Other	1,014	—	—	—	1,014

Total	$127,861	$—	$2,246	$—	$130,107

At December 31, 2015, loans considered pass rated credits remained relatively the same at 98.4% of total loans, compared with 98.3% of total loans at December 31, 2014. Loans classified as substandard were $2.1 million at December 31, 2015, a decrease of $131 thousand, or 5.8%, from $2.2 million at December 31, 2014. The decrease primarily resulted from Prairie’s continued focus on resolving classified loans in a timely manner. Watch loans were $71 thousand at December 31, 2015. There were no loans classified as watch at December 31, 2014. The increase primarily resulted from the migration of one loan from pass to watch in the commercial loans portfolio.

Nonperforming Assets

The following table presents information regarding nonperforming assets at the dates indicated:

Nonperforming Assets

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
Nonaccrual loans	$1,195	$1,254

Total nonperforming assets	$1,195	$1,254

Ratios:
Nonperforming assets to total assets	0.81%	0.86%

Nonperforming assets to total loans plus OREO	0.89%	0.96%

Prairie had $1.2 million in nonperforming loans at December 31, 2015, compared with $1.3 million at December 31, 2014. The nonperforming loans at December 31, 2015 consisted of nine separate credits and three separate borrowers. Prairie had one non-performing loan relationship with an outstanding balance in excess of $1.0 million as of December 31, 2015.

Potential Problem Loans

At December 31, 2015 Prairie had $900 thousand in potential problem loans which were not included in either non-accrual or 90 days past due categories, compared to $1.0 million at December 31, 2014.

Allowance for Loan Losses

At December 31, 2015, the allowance for loan losses totaled $1.9 million, or 1.4% of total loans. At December 31, 2014, the allowance for loan losses totaled $1.7 million, or 1.3% of total loans.

The allowance for loan losses on loans collectively evaluated for impairment totaled $1.9 million, or 1.4% of the $134.8 million in loans collectively evaluated for impairment at December 31, 2015, compared to an allowance for loan losses of $1.7 million, or 1.3% of the $130.1 million in loans collectively evaluated for impairment at December 31, 2014. The increase in the allowance for loan losses as a percentage of total loans and of loans collectively evaluated for impairment principally reflect management’s evaluation of current environmental conditions and changes in the size, composition, and quality of Prairie’s loan portfolio. Also considered by management in evaluating the allowance for loan losses are applied loss factors which are based in part on historical loss experience.

There were no annualized net losses as a percentage of average loans for the twelve months ended December 31, 2015, or for the twelve months ended December 31, 2014.

The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

Allowance for Loan Losses

	As of and for the Twelve Months Ended December 31,
	2015	2014
	(Dollars in thousands)
Average loans outstanding	$127,183	$107,812

Gross loans outstanding at end of period	$134,831	$130,107

Allowance for loan losses at beginning of the period	$1,691	$1,483
Provision for loan losses	240	200
Charge-offs:
Commercial	—	—
Real Estate	—	—
Consumer	(5)	(6)
Agricultural	—	—
Other	(8)	—

Total charge-offs	(13)	(6)
Recoveries:
Commercial	1	—
Real Estate	6	9
Consumer	1	—
Agricultural	6	5
Other	—	—

Total recoveries	14	14

Net recoveries (charge-offs)	1	8

Allowance for loan losses at end of the period	$1,932	$1,691

Ratio of allowance to period-ended loans	1.43%	1.30%
Annualized ratio of net charge-offs (recoveries) to average loans	0.0%	0.0%

The following table shows the allocation of the allowance for loan losses among Prairie’s loan categories and certain other information as of the dates indicated. The total allowance is available to absorb losses from any loan category.

Analysis of the Allowance for Loan Losses

	December 31,		December 31,
	2015		2014
	Amount	% of Total Allowance	Amount	% of Total Allowance
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial	$550	28.47%	$428	25.31%
Real Estate	287	14.85%	229	13.54%
Consumer	52	2.69%	58	3.43%
Agricultural	1,026	53.11%	962	56.89%
Other	17	0.88%	14	0.83%

Total allowance for loan losses	$1,932	100.0%	$1,691	100.0%

Management believes that the allowance for loan losses at December 31, 2015 was adequate to cover potential losses in the loan portfolio as of such date. There can be no assurance, however, that we will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2015.

Securities

Prairie uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At December 31, 2015, the carrying amount of investment securities totaled $5.0 million, a decrease of $2.6 million, or 34.2%, compared with December 31, 2014. At December 31, 2015, securities represented 3.4% of total assets compared with 5.2% at December 31, 2014.

The bank had no available-for sale securities at December 31, 2015 or December 31, 2014.

The following table summarizes the amortized cost and fair value by classification of held-to-maturity securities as of the dates shown:

Held-To-Maturity Securities

	December 31, 2015		December 31, 2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. Government Sponsored Agencies	$4,056	$4,037	$6,500	$6,442
State and Local Governments	946	946	1,097	1,096

Total held-to-maturity securities	$5,002	$4,983	$7,597	$7,538

At December 31, 2015 and December 31, 2014, Prairie owned no securities with an aggregate adjusted cost exceeding 10% of the consolidated stockholders’ equity at the reporting dates noted.

The following table summarize the contractual maturity of debt securities and their weighted average yields as of December 31, 2015. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. There were no available-for-sale securities, and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	December 31, 2015
	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years		Total
	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield	Carrying Value	Yield
	(Dollars in thousands)
Held-to-maturity securities:
U.S. Government Sponsored Agencies	$—	—%	$4,056	1.46%	$—	—%	$—	—%	$4,056	1.46%
State and political subdivisions(1)	20	3.00%	291	2.34%	170	4.16%	465	5.57%	946	4.27%

Total held-to-maturity securities	$20	3.00%	$4,347	1.52%	$170	4.16%	465	5.57%	5,002	1.99%

Total debt securities	$20	3.00%	$4,347	1.52%	$170	4.16%	$465	5.57%	$5,002	1.99%

(1)	The calculated yield is not presented on a tax equivalent basis.

The contractual maturity of mortgage-backed securities is not a reliable indicator of their expected lives because borrowers have the right to prepay their obligations at any time. Monthly pay downs on mortgage-backed securities cause the average lives of these securities to be different than their stated lives. At December 31, 2015, Prairie held no mortgage-backed securities.

Deposits

The following table shows Prairie’s composition of deposits at December 31, 2015 and December 31, 2014:

Composition of Deposits

	December 31,		December 31,
	2015		2014
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Non-interest-bearing demand	$37,475	29.18%	$36,002	27.76%
Interest-bearing demand	30,088	23.43%	31,911	24.60%
Savings	15,788	12.29%	15,603	12.03%
Time	45,085	35.10%	46,187	35.61%

Total deposits	$128,436	100.0%	$129,703	100.0%

Total deposits at December 31, 2015 were $128.4 million, a decrease of $1.3 million, or 1.0%, compared to total deposits of $129.7 million at December 31, 2014. The decrease in total deposits is primarily due to an decrease in interest-bearing demand deposits of $1.8 million, or 5.7%, and a decrease in time deposits of $1.1 million or 2.4%, partially offset by an increase in non-interest bearing deposits of $1.5 million, or 4.1%. The increase in non-interest-bearing demand deposits is primarily from an increase in new customers and accounts, and a shift of funds from interest-bearing accounts. The decrease in time deposits is due partially to a change in customer attitude, moving from fixed rates deposits to transaction deposits.

The following table provides information on the maturity distribution of time deposits of $100 thousand or more as of December 31, 2015 and December 31, 2014:

	December 31, 2015	December 31, 2014
	(Dollars in thousands)
3 months or less	$9,896	$9,958
Over 3 through 6 months	7,334	7,534
Over 6 through 12 months	3,444	3,948
Over 12 months	1,332	989

Total Time Deposits	$22,006	$22,429

Other Borrowed Funds

Prairie utilizes borrowings to supplement deposits to fund its lending and investing activities. Short-term borrowings and long-term borrowings include federal funds purchased, FHLB advances, and a bank stock loan.

As of December 31, 2015 and December 31, 2014, there were no federal funds purchased outstanding. At December 31, 2015 and December 31, 2014, Prairie had no retail repurchase agreements with banking customers.

At December 31, 2015, Prairie had $1.0 million advanced on a short-term line of credit with the FHLB. Prairie had no borrowings from FHLB at December 31, 2014. Prairie’s FHLB borrowings were collateralized by certain qualifying loans totaling $117.0 million at December 31, 2015. Based on this collateral and Prairie’s holdings of FHLB stock, Prairie was eligible to borrow an additional $35.1 million at December 31, 2015.

At December 31, 2015 and December 31, 2014, Prairie had $1.8 million and $2.1 million borrowed against its bank stock loan, with a loan receivable from the State Bank ESOP of $1.8 million and $2.1 million.

Liquidity and Capital Resources

Liquidity

During the twelve-month periods ended December 31, 2015 and December 31, 2014, Prairie’s liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Other funding sources include federal funds purchased, brokered certificates of deposit, and borrowings from the FHLB.

Prairie’s largest sources of funds are deposits and FHLB borrowings, and largest uses of funds are loans and securities. Average loans were $127.2 million for the twelve months ended December 31, 2015, an increase of 18.0% over December 31, 2014 average balance. The securities portfolio has a weighted average life of 3.77 years and a modified duration of 2.55 years at December 31, 2015.

Cash and due from banks was $6.3 million at December 31, 2015, a decrease of $631 thousand from the $7.0 million cash and due from banks at December 31, 2014. The net cash provided by operating activities of $3.0 million was offset by the net use of cash and cash equivalents for investing activities of $2.1 million and by the $1.6 million use of cash and cash equivalents for financing activities, resulting in a net use of cash and cash equivalents of $631 thousand. Prairie believes its daily funding needs can be met through cash provided by operating activities, payments and maturities on loans and investment securities, core deposit base and FHLB advances and other borrowing relationships.

Off-Balance Sheet Items

Prairie’s commitments associated with outstanding standby and performance letters of credit and commitments to extend credit expiring by period as of December 31, 2015 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

Credit Extensions Commitments

As of December 31, 2015

	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More	Total
	(Dollars in thousands)
Commitments to extend credit	$29,676	$129	$17	$3	$29,825

Capital Resources

Prairie believes as of December 31, 2015, Prairie and State Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2015, the most recent notifications from the federal regulatory agencies categorized State Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, State Bank must maintain minimum total capital, Tier 1 capital, Common Equity Tier 1 capital, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank’s category.

Total stockholders’ equity was $16.3 million at December 31, 2015, an increase of $2.1 million, or 14.4%, compared with December 31, 2014.

The following table provides a comparison of Prairie’s and State Bank’s leverage and risk-weighted capital ratios as of December 31, 2015 to the minimum and well-capitalized regulatory standards.

Capital Adequacy Analysis

As of December 31, 2015

	Actual		Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
State Bank(1)
Total capital (to risk weighted assets)	$19,904	13.57%	$11,731	8.00%	$14,664	10.00%
Tier 1 capital (to risk weighted assets)	18,070	12.32%	8,798	6.00%	11,731	8.00%
Common equity tier 1 capital (to risk weighted assets)	18,070	12.32%	6,599	4.50%	9,531	6.50%
Tier 1 leverage capital (to average assets)	18,070	12.20%	5,925	4.00%	7,407	5.00%

(1)	The Federal Reserve may require the State Bank to maintain capital ratios above the required minimums.

Non-GAAP Financial Measures

Efficiency Ratio: The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Prairie calculates the efficiency ratio by dividing non-interest expense by the sum of net interest income and non-interest income, excluding net gains on the sale of available-for-sale securities. The GAAP-based efficiency ratio is non-interest expenses divided by net interest income plus non-interest income. Prairie’s efficiency ratio is 48.1% and 49.9% for the twelve months ended December 31, 2015 and December 31, 2014.

Management utilizes static balance sheet rate shocks to estimate the potential impact on various rate scenarios. This analysis estimates a percentage of change in the metric from the stable rate base scenario versus alternative scenarios of rising and falling market interest rates by instantaneously shocking a static balance sheet. The following table summarizes the simulated immediate change in net interest income for twelve months as of the dates indicated:

Market Risk

	Impact on Net Interest Income
Change in prevailing interest rates	September 30, 2016	December 31, 2015	December 31, 2014
+300 basis points	1.43%	1.37%	1.25%
+200 basis points	0.95%	0.91%	0.84%
+100 basis points	0.48%	0.46%	0.42%
0 basis points	—	—	—
-100 basis points	(0.47)%	(0.46)%	(0.41)%

	Impact on Economic Value of Equity
Change in prevailing interest rates	September 30, 2016	December 31, 2015
+300 basis points	11.91%	12.51%
+200 basis points	7.94%	8.34%
+100 basis points	3.97%	4.17%
0 basis points	—	—
-100 basis points	(3.90)%	(4.22)%

Quantitative and Qualitative Disclosures About Market Risk

Prairie manages market risk, which for Prairie is primarily interest rate risk related to the operations of its subsidiary bank, through the Asset-Liability Committee of State Bank. This committee is composed of certain members of the State Bank board in accordance with asset liability and funds management policies approved by the full board of State Bank.

State Bank uses an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

DESCRIPTION OF CAPITAL STOCK OF EQUITY

As a result of the merger, Prairie stockholders who receive shares of Equity common stock in the merger will become stockholders of Equity. Your rights as a stockholder of Equity will be governed by Kansas law and the Equity articles and the Equity bylaws. The following briefly summarizes the material terms of Equity common stock. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding Equity’s capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the KGCC and the Equity articles and Equity bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law, which Equity and Prairie urge you to read. Copies of Equity’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as the copies of Prairie’s governing documents, see “Where You Can Find More Information.”

Overview

Equity’s authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.01 per share, of which 45,000,000 are designated as Equity common stock and 5,000,000 are designated as Class B common stock, and 10,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

As of January 16, 2017, there were 11,122,081 shares of Equity common stock issued and outstanding and 558,227 shares of Equity’s Class B common stock issued and outstanding. All issued and outstanding shares at that date were, and the shares of Equity common stock to be issued upon completion of this offering will be, fully paid and nonassessable. Immediately following the completion of the merger, Equity expects to have approximately 11,601,549 shares of Equity common stock outstanding and 558,227 shares of Class B common stock outstanding. Also, as of January 16, 2017, options to purchase 590,835 shares of Equity common stock held by Equity’s employees, officers and directors under Equity’s 2013 Stock Incentive Plan were outstanding.

Equity common stock

Class A common stock

Voting Rights. Each holder of Equity common stock is entitled to one vote for each share of Equity common stock held on all matters to be voted on by Equity’s stockholders. Holders of Equity common stock elect Equity Board and act on other matters as are required to be presented to them under Kansas law or as are otherwise presented to them by the board of directors. Each holder of Equity common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Equity issues preferred stock, holders of Equity’s preferred stock may also possess voting rights. When a quorum is present at any meeting, the vote of the holders of a majority of Equity common stock present in person or by proxy will decide any matter before such meeting, unless the matter is one requiring a different vote by applicable law or the Equity articles.

Dividends. To the extent permitted under the KGCC and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity common stock are entitled to participate ratably on a per share basis with holders of Equity’s Class B common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Equity Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Preemptive Rights; Other. Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Equity common stock is not entitled to the benefits of any redemption or sinking fund provision.

Class B common stock

Voting Rights. The holders of Class B common stock have no voting rights except as may be provided for under Kansas law.

Dividends. To the extent permitted under the KGCC and subject to the rights of holders of any outstanding shares of Equity’s preferred stock, holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis with holders of Equity common stock in the payment of dividends, when, as and if declared thereon by the Equity Board. For a discussion of Equity’s dividend policy and dividend history, see “Equity Dividend Policy.” If Equity issues preferred stock, the holders of the preferred stock may have a priority over the holders of Equity’s common stock with respect to dividends.

Liquidation Rights. Subject to the provisions of any outstanding series of preferred stock and after payment of all of Equity’s debts and other liabilities, the holders of Equity’s Class B common stock are entitled to participate ratably on a per share basis in all distributions to the holders of Equity’s common stock in any liquidation, dissolution or winding up of Equity.

Conversion. The stock purchase agreements pursuant to which the holders of Class B common stock purchased such shares generally provide the holders of Class B common stock with a contractual right to exchange shares of Class B common stock for shares of Equity common stock, at the election of the transferee, in connection with a transfer by such holder of Class B common stock to an unaffiliated party in the following limited circumstances: (i) a transfer to Equity or Equity Bank; (ii) a widespread public distribution; (iii) a transaction in which no transferee (or group of associated transferees) receives two percent or more of any class of voting securities of Equity; or (iv) to a transferee that would control more than fifty percent of the voting securities of Equity without any transfer from such holder of Class B common stock, in each case subject to the terms of the stock purchase agreement. The right to exchange Class B common stock for Equity common stock under the respective stock purchase agreements generally survives indefinitely. The holders of Class B common stock are also generally restricted from transferring their Class B common stock except in a transaction in which the holder would be eligible to exchange Class B common stock for Equity common stock or to an affiliate of the holder.

Preemptive Rights; Other. Holders of Equity’s Class B common stock are not entitled to preemptive rights with respect to any shares that may be issued. The Class  B common stock is not entitled to the benefits of any redemption or sinking fund provision.

Preferred Stock

Upon authorization of the Equity Board, Equity may issue shares of one or more series of Equity’s preferred stock from time to time. The Equity Board may, without any action by holders of common stock and subject to the provisions of any outstanding series of preferred stock, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others, any:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Equity may issue shares of, or rights to purchase shares of, one or more series of Equity’s preferred stock that have been or may be designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, Equity’s common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Equity’s stockholders might believe to be in their best interests or in which Equity’s stockholders might receive a premium for their stock over Equity’s then market price.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, holders of Prairie common stock will be entitled to receive shares of Equity common stock in exchange for their shares of Prairie common stock. Equity and Prairie are organized under the laws of the state of Kansas. The following is a summary of the material differences between (1) the current rights of Prairie stockholders under the KGCC, the Prairie articles of incorporation and the Prairie bylaws and (2) the current rights of Equity stockholders under the KGCC, the Equity articles and the Equity bylaws.

Equity and Prairie believe that this summary describes the material differences between the rights of the holders of Equity common stock as of the date of this proxy statement/prospectus and the rights of the holders of Prairie common stock as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Equity’s governing documents have been filed with the SEC. Copies of the Prairie articles and the Prairie bylaws are available upon written request from Prairie. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Equity	Prairie

AUTHORIZED CAPITAL STOCK

The Equity articles authorize it to issue up to (i) 50,000,000 shares of common stock, par value $0.01 per share, of which 45,000,000 shall be designated as Equity common stock and 5,000,000 shall be designated as Class B common stock, and (ii) 10,000,000 shares of preferred stock.	Prairie’s articles authorize it to issue up to 1,000,000 shares of common stock, par value $10.00 per share.

PREEMPTIVE RIGHTS

Holders of Equity common stock are not entitled to preemptive rights with respect to any shares that may be issued.	Holders of Prairie common stock are not entitled to preemptive rights with respect to any shares that may be issued.

VOTING LIMITATIONS

The Equity articles expressly elect for Equity to be governed by Sections 17-1286 et seq. of the KGCC. Under Section 17-1286 et seq., control shares (shares that would have voting power with respect to shares of Equity that would entitle that person immediately after acquisition of the shares to exercise 20% or more of all the voting power in the election of directors) acquired in a control share acquisition have voting rights only to the extent they are granted by resolution approved by the Equity stockholders, with certain exceptions as provided in Sections 17-1286 et seq. To be approved under Section 17-1294 of the KGCC, such resolution must be approved by (i) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by	Prairie is not subject to Sections 17-1286 et seq. of the KGCC.

Equity	Prairie

class if required by the terms of the shares, and (ii) the affirmative vote of a majority of all outstanding shares entitled to vote in the election of directors by class if required by the terms of the shares, excluding all interested shares (generally defined as all shares owned by the acquiring person or group, Equity’s directors who are also its employees, and Equity’s officers). Under certain circumstances, Equity has redemption rights with respect to shares acquired in a control share acquisition. In addition, Equity stockholders have appraisal rights under certain circumstances if the control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power.

The Equity articles expressly prohibit cumulative voting of shares, except as otherwise required by law and subject to the provisions of the Equity preferred stock. Holders of shares of Class B common stock shall have no right to vote on matters which are voted upon by the Equity stockholders.	Prairie’s bylaws provide that cumulative voting applies to the election of Prairie’s directors.

SIZE OF BOARD OF DIRECTORS

The Equity articles currently provide that the Equity Board will consist of no less than three directors and no more than 25 directors, and, subject to the rights of the holders of any preferred stock then outstanding, the specific number of directors between three and 25 shall be authorized from time to time by, and only by, resolution duly adopted by a majority of the total number of directors then constituting the entire board. The Equity Board currently has 15 members.	The Prairie bylaws provide that the Prairie board will consist of four directors.

CLASSES OF DIRECTORS

The Equity Board is divided into three classes, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires. The current classification and terms of the board consists of Class I directors whose term will expire in 2019, Class II directors whose term will expire in 2018 and Class III directors whose term will expire in 2017.	The Prairie board is not divided into classes.

REMOVAL OF DIRECTORS

Subject to the rights of the holders of any preferred stock then outstanding, (i) any Equity director or the entire Equity Board may be removed from office at any time by the affirmative vote of the holders of record of outstanding shares representing at least 66 2/3% of the voting power of all the shares of capital stock of Equity then entitled to vote generally in the election of directors, voting together as a single class, and (ii) to the extent permitted by law, any director may be removed from office at any time, but only for cause, by the affirmative vote of a majority of the entire Equity Board.	Under the KGCC, any director or the entire board of directors of Prairie may be removed, with or without cause, by the holders of a majority of the shares of Prairie common stock then entitled to vote at an election of directors, provided, that, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Subject to the rights of the holders of any preferred stock then outstanding, any vacancy occurring on the Equity Board for any reason, including any vacancy created by reason of an increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less	A vacancy on the Prairie Board may be filled by the remaining directors and the successor directors shall serve until the next annual meeting of the stockholders.

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than a quorum, or by a sole remaining director, and the term of any director elected to fill a vacancy shall expire upon the expiration of the term of office of the class of directors in which such vacancy occurred. If there are no directors in office, then an election of directors may be held in the manner provided by applicable law.

SPECIAL MEETING OF STOCKHOLDERS

Except as otherwise required by law and subject to the right of holders of preferred stock then outstanding, special meetings of stockholders may be called by the president of Equity or by or at the direction of a majority of the Equity Board, and shall be called by the chairman of the Equity Board, the president or the secretary upon the written request of the holders of not less than 20% of all outstanding shares of capital stock of Equity entitled to vote at such special meeting. The business transacted at a special meeting of stockholders shall be limited to that stated in the notice of such meeting or in a duly executed waiver thereof.	Special meetings of the stockholders of Prairie may be held upon call of the President of Prairie, or in his absence by the call of any officer, or by the call of the Prairie Board. In addition, the person or persons owning a majority of the shares of common stock of Prairie shall have the right to require a special stockholder meeting. The purpose or purposes for which the meeting is called must be included in the notice of the meeting.

QUORUM

Under the Equity bylaws, except as otherwise required by law or the Equity articles, one-half of the stock issued and outstanding and entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business. If a quorum fails to attend any meeting, the stockholders entitled to vote at any meeting, present in person or represented by proxy, may adjourn the meeting from time to time.	The presence in person or by proxy of stockholders entitled to vote a majority of the shares of common stock of Prairie shall constitute a quorum at all meetings of stockholders for the transaction of business.

NOTICE OF STOCKHOLDER MEETINGS

The Equity bylaws provide that written notice of each meeting of stockholders stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given to each stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. If a stockholders’ meeting is adjourned for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

If mailed, notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the Equity records. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

An affidavit of the secretary or assistant secretary or of the transfer agent of Equity that notice has been given shall be prima facie evidence of the facts stated therein in the absence of fraud.

Notice of stockholders meetings setting forth the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given to each stockholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. If a stockholders’ meeting is adjourned for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on Prairie’s records. Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened

An affidavit of the secretary or an assistant secretary (or of the transfer agent, if any) of Prairie that the notice has been given shall be prima facie evidence of the facts stated therein in the absence of fraud.

Equity	Prairie

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

The Equity bylaws establish an advance notice procedure with regard to nominations of directors and other business proposals to be brought before Equity’s annual meeting by a stockholder of record of Equity.

Except as may otherwise be require by applicable law or regulation, or be expressly authorized by the entire Equity Board, a stockholder may make a nomination or nominations for directors of Equity at an annual meeting of stockholders or may bring up any other matter for consideration and action by the stockholders at an annual meeting of stockholders, only if the following provisions shall have been satisfied:

(1) such stockholder must be a stockholder of record on the record date for such annual meeting, must continue to be a stockholder of record at the time of such meeting and must be entitled to vote on such matter so presented;

(2) such stockholder must deliver or cause to be delivered a written notice to the Equity secretary. The notice must be received by the secretary no less than 120 days prior to the day corresponding to the date on which Equity released its proxy statement in connection with the previous year’s annual meeting; provided, however, that if the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, such notice must be received by the secretary a reasonable time prior to the time at which notice of such meeting is delivered to the stockholders. The notice shall specify (i) the name and address of the stockholder as they appear on the books of Equity, (ii) the class and number of shares of Equity which are beneficially owned by the stockholder, (iii) any material interest of the stockholder in the proposed business described in then notice, (iv) if such business is a nomination for director, each nomination sought to be made, together with the reasons for each nomination, a description of the qualifications and business or professional experience of each proposed nominee and a statement signed by each nominee indicating his or her willingness to serve if elected, and disclosing the information about such stockholder that would be required by the Exchange Act, and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved if such stockholder were a nominee of Equity for election as one of its directors, (v) if such business is other than a nomination for director, the nature of the business, the reasons why it is sought to be raised and submitted for a vote of the stockholders and if and why it is deemed by such stockholder to be beneficial to Equity, and (vi) if so requested by Equity, all other information that would be required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the 1934 Act;

No nomination procedures are set forth in Prairie’s bylaws.

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(3) notwithstanding satisfaction of provisions (1) and (2) above, the proposed business described in the notice may be deemed not to be properly brought before the meeting if, pursuant to state law or any rule or regulation of the SEC, it was offered as a stockholder proposal and was omitted, or had it been so offered, it could have been omitted, from the notice of, and proxy material for, the meeting (or any supplement thereto) authorized by the Equity Board; and

(4) in the event such notice is timely given pursuant to provision (2) and the business described therein is not disqualified pursuant to provision (3), such business may be presented by, and only by, the stockholder who shall have given the notice required by provision (1) or a representative of such stockholder.

If the above provisions shall not have been satisfied, any nomination sought to be made or other business sought to be presented by such stockholder for consideration and action by the stockholders at such a meeting shall be deemed not properly brought before the meeting, shall be ruled by the chairman of the Equity Board to be out of order and shall not be presented or acted upon at the meeting.

ANTI-TAKEOVER PROVISIONS AND OTHER STOCKHOLDER PROTECTIONS

Sections 17-12,100 et seq. of the KGCC restricts certain business combinations between Equity and an interested stockholder for three years following the date that such stockholder became an interested stockholder. An interested stockholder is any person, other than Equity and any direct or indirect majority-owned subsidiary of Equity, that is the owner of 15% or more of the outstanding voting stock of Equity, or an affiliate or associate of Equity and was the owner of 15% or more of the outstanding voting stock of Equity at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder and the affiliates and associates of such person. Certain other persons are excluded from the definition of interested stockholder as provided in Section 17-12,100 of the KGCC.

The restrictions in Sections 17-12,100 et seq. of the KGCC do not apply if (1) prior to such date the Equity Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Equity outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) on or after such date the business combination is approved by the Equity Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Sections 17-12,100 et seq. of the KGCC do not apply to Prairie.

Equity	Prairie

Although a Kansas corporation may elect not to be governed by Sections 17-12,100 et seq. of the KGCC, Equity has expressly elected to be governed by Sections 17-12,100 et seq. of the KGCC.

For a discussion of Sections 17-1286 et seq. of the KGCC, which are also anti-takeover provisions, see “Voting Limitations” above.

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

The Equity articles provide that no Equity director shall be liable to Equity or its stockholders for monetary damages for a breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the KGCC as presently in effect or as the same may be amended. Any repeal or modification of the provision limiting personal liability of directors shall not adversely affect any right or protection of an Equity director existing at the time of such repeal or modification.	Prairie’s articles do not limit the personal liability of an officer or director of Prairie.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

In addition to and without limiting the rights to indemnification and advancement of expenses specifically provided for in the Equity bylaws, Equity shall indemnify and advance expenses to each person who is or was an officer or director of Equity, or who is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, to the fullest extent permitted by the laws of the State of Kansas as then in effect.

The Equity bylaws provide that Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Equity), by reason of the fact that such person is or was an officer or director of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement, attorneys’ fees, ERISA excise taxes or penalties, fines and other expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that Equity shall not be required to indemnify or advance expenses to any person in connection with an action, suit or proceeding initiated by such person (other than an action, suit or proceeding initiated by such person to enforce his right to indemnification and advancement of expenses pursuant to this section) unless the initiation of such action, suit or proceeding was authorized in advance by the Equity Board.

Pursuant to the KGCC, Prairie has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of Prairie, by reason of the fact that the person is or was a director, officer, employee or agent of Prairie, or is or was serving at the request of Prairie as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Prairie, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of Prairie, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Prairie has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Prairie to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of Prairie, or is or was serving at the request of Prairie as a director, officer, employee or agent of another corporation, partnership,

Equity	Prairie

Equity shall indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Equity to procure a judgement in its favor by reason of the fact that the person is or was a director or officer of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against all liabilities and expenses, including, without limitation, amounts paid in settlement, attorneys’ fees and other expenses actually and reasonably incurred by such person in connection with such action or suit, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Equity, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Equity unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Indemnification of a person referred to in the above paragraphs is mandatory if such person has been successful in the merits or otherwise in defense of any action, suit or proceeding referred to in the above paragraphs, or in defense of any claim, issue or matter therein. For all other situations, and unless indemnification is ordered by a court, any indemnification by Equity shall be made only as authorized in the specific case upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in the above paragraphs. Such determination shall be made (i) by the Equity Board by a majority vote of a quorum consisting of directors who were not parties to such action or proceeding, or (ii) if such a quorum is not attainable, or even if attainable, should a quorum of disinterested directors so direct, by independent legal counsel in a written opinion, or (iii) by the Equity stockholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or under a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Equity and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Expenses actually and reasonably incurred by a person entitled to indemnification under the Equity bylaws shall be paid by Equity in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Equity. The Equity Board may, in each individual case, impose any additional terms and conditions as they shall deem appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to, the Equity bylaws shall continue as to joint venture, trust or other enterprise against expenses, including attorney fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Prairie and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Prairie unless and only to the extent that the district court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the district court or such other court shall deem proper.

To the extent that a present or former director or officer of Prairie has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorney fees, actually and reasonably incurred by such person in connection therewith.

Any indemnification pursuant to the above provisions, unless ordered by a court, shall be made by Prairie only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth above. Such determination shall be made, with respect to a person who is a director or officer of Prairie at the time of such determination: (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) by the stockholders.

Expenses, including attorney fees, incurred by an officer or director of Prairie in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by Prairie in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Prairie. Such expenses, including attorney fees, incurred by former directors and officers or other employees and agents of Prairie or by persons serving at the request of Prairie as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as Prairie deems appropriate.

The indemnification and advancement of expenses provided by, or granted pursuant to, the above provisions shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or

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any person who has ceased to hold any position with Equity or any other enterprise, and shall inure to the benefit of the heirs, executors, administrators and estate of such person.

Upon resolution passed by the Equity Board, Equity may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Equity or is or was serving at the request of Equity as a director, officer, employee, partner, trustee or agent of any other enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not Equity would have the power to indemnify him against such liability under the Equity bylaws.

Notwithstanding any other provision of the Equity bylaws, in no event shall Equity indemnify any person against liabilities, penalties or expenses incurred in connection with an administrative proceeding or action instituted by a bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by such person or persons in the form of payments to Equity or any other enterprise.

disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Upon resolution passed by the Prairie Board, Prairie may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Prairie, or is or was serving at the request of Prairie as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Prairie would have the power to indemnify such person against such liability pursuant to the above provisions.

Prairie would be prohibited from making indemnification payments to the extent that any such payment would violate applicable banking regulations.

AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

Equity reserves the right to amend, alter, change or repeal any provision contained in the Equity articles in the manner now or hereafter prescribed in the Equity articles and by the laws of the state of Kansas, and all rights conferred upon stockholders in the Equity articles are granted subject to such reservation. Notwithstanding the above provision or any other provisions of the Equity articles or bylaws, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, Articles VI (Action by Stockholders), VII (Number, Classification and Election of Directors; Vacancies), VIII (Removal of Directors), IX (Indemnification of Officers and Directors), XI (Control Share Acquisitions), XII (Business Combinations with Interested Stockholders), XIII (Amendment of Bylaws) or XIV (Amendment of Articles) of the Equity articles.

The Equity Board is authorized to make, amend, alter or repeal the Equity bylaws, subject to the power of the stockholders as described below to make, amend, alter or repeal the Equity bylaws. Notwithstanding the foregoing or any other provisions of the Equity articles or bylaws, the affirmative vote of at least 66 2/3% of the voting power of all the shares of the then outstanding voting stock of Equity, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provisions inconsistent with, Articles II (Meetings of Stockholders), III (Directors), VIII (Indemnification of Directors, Officers, Employees & Agents) or IX (Amendments) of the Equity bylaws.

Under the KGCC, Prairie’s articles may be amended in the event that the Prairie Board recommends such amendment and a majority of the outstanding shares of Prairie common stock votes in favor of such amendment.

Prairie’s bylaws may be amended by the vote of the stockholders of Prairie exercising the majority of the voting power of Prairie.

Equity	Prairie

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Under the Equity articles, any action required or permitted to be taken by the stockholders of Equity must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	Any action required or permitted to be taken by the stockholders of Prairie may be effected pursuant to written consent signed by all stockholders.

STOCKHOLDER RIGHTS PLAN

Equity does not have a stockholder rights plan in effect.	Prairie does not have a stockholder rights plan in effect.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Equity

Equity common stock is listed on NASDAQ under the symbol “EQBK.” As of [        ], 2017, the latest practicable date prior to the printing of this proxy statement/prospectus, there were approximately [        ] holders of record of Equity common stock. As of such date, approximately [        ] shares of Equity common stock were outstanding. Equity common stock has no public trading history prior to November 11, 2015.

The following table shows the high and low sales prices per share of Equity common stock as reported on NASDAQ on (1) October 19, 2016, the last full trading day preceding the public announcement that Equity and Prairie had entered into the merger agreement, (2) [        ], 2017, the latest practicable trading day before the printing of this proxy statement/prospectus and (3) the periods indicated therein.

	Equity common stock
	High	Low
October 19, 2016(1)	$26.38	$25.62
[ ], 2017(2)

Quarter Ended
December 31, 2015 (beginning November 11, 2015)	$24.93	$16.00
March 31, 2016	$24.10	$19.72
June 30, 2016	$23.94	$19.81
September 30, 2016	$25.94	$21.02

(1)	The last full trading day preceding the public announcement of the entry into the merger agreement.
(2)	The latest practicable date prior to the printing of this proxy statement/prospectus.

The foregoing table may not provide meaningful information to Prairie stockholders in determining whether to approve the Prairie Merger Proposal. Each of Equity and Prairie stockholders are advised to obtain current market quotations for Equity common stock. The market price of Equity common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Equity common stock before or after the closing date of the merger. Changes in the market price of Equity common stock prior to the closing of the merger will affect the market value of the merger consideration that Prairie stockholders will be entitled to receive upon completion of the merger. See the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 32.

Equity Dividend Policy

Equity has not historically declared or paid cash dividends on Equity’s common stock and does not expect to pay dividends on Equity’s common stock for the foreseeable future. Instead, Equity anticipates that all of Equity’s future earnings will be retained to support Equity’s operations and to finance the growth and development of Equity’s business. Any future determination to pay dividends on Equity’s common stock will be made by the Equity Board and will depend on a number of factors, including:

•	Equity’s historical and projected financial condition, liquidity and results of operations;

•	Equity’s capital levels and requirements;

•	statutory and regulatory prohibitions and other limitations;

•	any contractual restriction on Equity’s ability to pay cash dividends, including pursuant to the terms of any of Equity’s credit agreements or other borrowing arrangements;

•	Equity’s business strategy;

•	tax considerations;

•	any acquisitions or potential acquisitions that Equity may examine;

•	general economic conditions; and

•	other factors deemed relevant by the Equity Board.

Equity is not obligated to pay dividends on its common stock.

As a Kansas corporation, Equity is subject to certain restrictions on dividends under the KGCC. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Equity is also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Since Equity is a bank holding company and does not engage directly in business activities of a material nature, Equity’s ability to pay dividends to its stockholders depends, in large part, upon Equity’s receipt of dividends from Equity Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of Equity Bank is subject to the discretion of its board of directors. Equity Bank is not obligated to pay dividends.

Prairie

Prairie is a privately held corporation and its common stock is not traded on any established public trading market. As of the Prairie record date, there were approximately [                    ] holders of record of Prairie common stock. As of such date, approximately [                ] shares of Prairie common stock were outstanding.

The most recent trade of Prairie’s common stock occurred on October 19, 2011, when 12,379 shares were traded at a price of $214.59 per share. There were other limited transfers of Prairie’s common stock prior to that time, including transfers between related parties (as gifts or to trusts or estates). Because of limited trading, the price described above may not be representative of the actual or fair value of Prairie’s common stock. Prairie is not obligated to register its common stock or, upon any registration, to create a market for its stock.

Prairie’s shareholders are entitled to receive dividends out of legally available funds as and when declared by the Prairie Board, in its sole discretion. As a Kansas corporation, Prairie is subject to certain restrictions on dividends under the KGCC. Generally, a Kansas corporation may pay dividends to its stockholders out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, or both. In addition, if the capital of a Kansas corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Prairie is also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Since Prairie is a bank holding company and does not engage directly in business activities of a material nature, Prairie’s ability to pay dividends to its stockholders depends, in large part, upon Prairie’s receipt of dividends from State Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. The present and future dividend policy of State Bank is subject to the discretion of its board of directors. State Bank is not obligated to pay dividends.

LEGAL MATTERS

The validity of the Equity common stock offered by this prospectus will be passed upon for Equity by Wise & Reber, L.C., McPherson, Kansas. Certain legal matters in connection with this offering will be passed upon for Equity by Norton Rose Fulbright US LLP, Dallas, Texas and for the Prairie by Stinson Leonard Street, LLP, Kansas City, Missouri.

EXPERTS

The consolidated financial statements of Equity Bancshares, Inc. as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, incorporated by reference in this proxy statement/prospectus have been audited by Crowe Chizek LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Community First Bancshares, Inc. as of December 31, 2015 and 2014, and for the fiscal years ended December 31, 2015 and 2014, incorporated by reference in this proxy statement/prospectus have been audited by Erwin & Company, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Prairie and its subsidiaries as of December 31, 2015, have been included herein and have been audited by Adams, Brown, Beran and Ball, Chtd., independent registered public accounting firm, in reliance upon the report of such firm appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Equity has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Equity common stock that Prairie stockholders will be entitled to receive in connection with the Merger if the Merger is completed. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Equity and Equity common stock.

Equity also files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials Equity files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. General information about Equity, including Equity’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through Equity’s website at investor.equitybank.com as soon as reasonably practicable after Equity files them with, or furnishes them to, the SEC. Information on Equity’s website is not incorporated into this proxy statement/prospectus or Equity’s other securities filings and is not a part of these filings.

Set forth below are additional documents which are incorporated by reference and contain important information about Equity and its financial condition.

This document incorporates by reference the following documents that have previously been filed with the SEC by Equity (Commission File No. 001-37624):

•	Annual Report on Form 10-K for the year ended December 31, 2015 (including specific portions of Equity’s definitive Proxy Statement for the 2016 Annual Meeting of Shareholders incorporated therein by reference);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•	Equity’s Forms 8-K filed February 3, 2016, April 4, 2016, May 3, 2016, July 14, 2016, October 20, 2016, October 31, 2016, November 15, 2016, December 22, 2016, and December 27, 2016 (other than any portion thereof deemed furnished and not filed in accordance with SEC rules); and

•	The audited consolidated financial statements of Community First Bancshares, Inc. and Subsidiary as of December 31, 2015 and 2014 contained in pages F-116 through F-121 of Amendment No. 1 to Equity’s Registration Statement on Form S-4 (Registration No. 333-213283) (the “Community Registration Statement”) filed with the SEC on September 23, 2016; and

A description of Equity’s capital stock can be found herein under “Description of Capital Stock of Equity.”

Information about Equity can also be found in additional documents that Equity may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of Prairie’s special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents referred to above through Equity or from the SEC through the SEC’s Internet site at the address described above. Documents incorporated by reference are available from Equity without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Equity at the following address:

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Attn: Investor Relations

Telephone: (316) 612-6000

Prairie is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from Prairie, please send a request in writing or by telephone to Prairie at the following address:

Prairie State Bancshares, Inc.

745 Main Street

Hoxie, Kansas 67740

Attention: Michael C. Mense

Telephone: (785) 675-3261

If you would like to request documents, please do so by [            ], 2017 to receive them before the Prairie special meeting. If you request any incorporated documents from Equity, then Equity will mail them to you by first-class mail, or another equally prompt means, within one business day after Equity receives your request.

Equity has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Equity, and Prairie has supplied all information contained in this proxy statement/prospectus relating to Prairie.

Neither Equity nor Prairie has authorized anyone to give any information or make any representation about the Merger, the Equity share issuance or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Prairie State Bancshares, Inc. and Subsidiary

Hoxie, Kansas

We have audited the accompanying consolidated financial statements of Prairie State Bancshares, Inc. (a Kansas corporation) and its subsidiary, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prairie State Bancshares, Inc. and Subsidiary

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prairie State Bancshares, Inc. and its subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

ADAMS, BROWN, BERAN & BALL, CHTD.

Certified Public Accountants

December 12, 2016

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Consolidated Balance Sheet

December 31, 2015

ASSETS

Cash and Due From Banks	$6,339,361
Investment Securities Held-to-Maturity	5,001,561
Federal Funds Sold and Resale Agreement	206,000
Loans, Net of Allowance for Loan Losses	132,899,477
Premises and Equipment, Net	486,698
Accrued Interest Receivable	2,678,369
Other Assets	317,076

Total Assets	$147,928,542

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits
Non-Interest Bearing Demand	$37,475,070
Interest Bearing Demand	30,088,160
Savings	15,787,696
Time Deposits	45,085,454

Total Deposits	128,436,380

Borrowings - Federal Home Loan Bank	1,000,000
Borrowings - Other	1,800,000
Accrued Interest Payable	160,763
Deferred State Income Taxes	200,152

Total Liabilities	131,597,295

Stockholders’ Equity
Common Stock, $10 Par Value, 1,000,000 Shares Authorized 74,800 Shares Issued and Outstanding	748,000
Surplus	1,208,334
Retained Earnings	16,177,026
ESOP Note Payable Guarantee	(1,802,113)

Total Stockholders’ Equity	16,331,247

Total Liabilities and Stockholders’ Equity	$147,928,542

See independent auditors’ report and accompanying notes to financial statements.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Consolidated Statement of Income

For the Year Ended December 31, 2015

Interest Income
Loans, including Fees	$6,560,708
Investment Securities	185,993

Total Interest Income	6,746,701

Interest Expense
Deposits	479,888
Borrowings	264

Total Interest Expense	480,152

Net Interest Income	6,266,549

Provision for Loan Losses	240,000

Net Interest Income After Provision for Loan Losses	6,026,549

Non-Interest Income
Service Charges on Deposits	3,822
Overdraft Charges	221,068
Other	223,898

Total Non-Interest Income	448,788

Non-Interest Expenses
Salaries and Benefits	2,063,020
Occupancy	172,598
Furniture and Equipment	152,899
Accounting and Auditing	115,555
Consulting	17,055
Advertising and Public Relations	29,403
Contributions	5,775
Courier Service	4,788
Debit Card Fees	3,850
Credit Card Fees and Processing	46,690
Data Processing	291,738
Directors Fees	28,800
Dues and Subscriptions	15,613
Education	8,365
State Examination	28,164
FDIC Assessment	80,513
Insurance and Bonds	20,972
Legal Fees	2,400
Fraud Losses	1,604
Postage	47,523
Internet Banking	2,475
Recording and Filing Fees	8,261
Supplies	37,603
Telephone	35,891
Meals and Entertainment	2,444
Travel and Transportation	3,607
Other	2,239

Total Non-Interest Expenses	3,229,845

Income Before State Income Taxes	3,245,492

Provision for State Income Taxes	144,892

Net Income	$3,100,600

See independent auditors’ report and accompanying notes to financial statements.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Consolidated Statement of Retained Earnings

For the Year Ended December 31, 2015

Retained Earnings - Beginning of Year	$14,422,826

Net Income	3,100,600

Distributions	1,346,400

Retained Earnings - End of Year	$16,177,026

See independent auditors’ report and accompanying notes to financial statements.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows From Operating Activities
Net Income	$3,100,600
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	44,001
Provision for Loan Losses	240,000
(Increase) Decrease in
Accrued Interest Receivable	(339,628)
Other Assets	(48,605)
Increase (Decrease) in
Accrued Interest Payable	(1,654)
Deferred State Income Taxes	45,565

Net Cash Provided by Operating Activities	3,040,279

Cash Flows From Investing Activities
Maturities of Investments Held-to-Maturity	3,105,638
Purchases of Investments Held-to-Maturity	(509,875)
Federal Funds Sold and Repaid	216,000
Loans	(4,723,133)
Premises and Equipment	(146,337)

Net Cash Used by Investing Activities	(2,057,707)

Cash Flows From Financing Activities
Increase (Decrease) in
Non-Interest Bearing Demand Deposits	1,473,199
Interest Bearing Demand Deposits	(1,823,516)
Savings Deposits	184,724
Time Deposits	(1,101,322)
Borrowings From Federal Home Loan Bank	1,000,000
Distributions	(1,346,400)

Net Cash Used by Financing Activities	(1,613,315)

Net Decrease in Cash and Due From Banks	(630,744)

Cash and Due From Banks at Beginning of Year	6,970,105

Cash and Due From Banks at End of Year	$6,339,361

Supplemental Disclosure
Income Taxes Paid	$97,080
Interest Expense	481,807

See independent auditors’ report and accompanying notes to financial statements.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Prairie State Bancshares, Inc. (Company) provides financial services to customers located primarily in Hoxie, KS; Grinnell, KS; and Quinter, KS and surrounding communities through its wholly-owned subsidiary, State Bank (Bank). The Bank operates under a state bank charter and is subject to regulation by the Office of the State Bank Commissioner of Kansas and the Federal Deposit Insurance Corporation (FDIC).

Method of Accounting

The accounting policies of the Company and the methods of applying them conform with accounting principles generally accepted in the United States of America and practices within the banking industry. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and due from banks.

Restricted Cash Balances

The Bank is required by the Federal Reserve to maintain minimum balances of cash and/or on deposit with correspondent banks. The aggregate reserve required at December 31, 2015 was $627,000.

Investment Securities

Investment securities classified as held-to-maturity are those securities the Company has the intent and ability to hold until they mature regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are held at amortized cost.

The amortized cost of investment securities is adjusted for amortization of premiums and accretion of discounts to the expected maturity date. Such amortization and accretion is included in interest income. Realized gains and losses and declines in value judged to be other than temporary are included in current earnings. The cost of securities sold for purposes of recognizing gains or losses is based on the specific identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, until maturity or payoff, are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans are considered past due based on the payment terms outlined in each loan agreement.

Loan origination fees and costs are capitalized and recognized as an adjustment of the yield of the related loan.

Interest income on loans is recognized over the term of the loan and is calculated using the simple interest method on daily balances of the principal amount outstanding.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due and collateral is not sufficient to support continuing the accrual of interest. When interest accrual is discontinued, all unpaid accrued interest is reversed.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb losses inherent in the loan portfolio as of the balance sheet date and is based on management’s evaluation of various factors affecting the loan portfolio including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, regulatory guidance, general economic conditions, and other observable data.

Loans, or portions thereof, that are considered uncollectible are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously described, as well as other pertinent factors. Evaluations are conducted at least quarterly.

The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. The Company evaluates impaired loans by borrower when determining the adequacy of the allowance for impaired loans. Because of the uncertainties inherent in the estimation process, it is reasonably possible that management’s estimate of credit losses inherent in the loan portfolio and the amount of related allowance may change in the near term. The amount of the change that is reasonably possible cannot be estimated.

At times, the Company may sell participating interests in loans to other financial institutions to allow the Company to service customers with needs in excess of the Company’s limit on loans to a single borrower. The Company accounts for the transfer of such a participating interest as a sale since control over the participating interest has been relinquished. Control is deemed to be relinquished when the participating interest has been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or sell the participating interest, and the Company does not maintain effective control over the participating interest through an agreement to repurchase it prior to maturity. Under such a participation agreement, the Company continues to service the loan for a nominal fee and the buyer receives its share of principal collected together with interest at an agreed-upon rate. Generally, no gain or loss is recognized upon the sale of a participating interest in a loan or during the related servicing period. The Company may also sell a participating interest in loans made for long-term, fixed rate financing in order to mitigate interest rate risk while still providing needed services to customers.

Premises and Equipment

Land is carried at cost. The premises and equipment are carried at cost less accumulated depreciation. Depreciation for office equipment and furniture and fixtures is computed using the double declining balance utilizing the assets’ useful lives. Depreciation for buildings is computed using the straight-line method. The difference between the double declining balance and the straight-line method is immaterial.

Estimated useful lives typically range from 3 to 39 years for all categories of fixed assets.

Maintenance and repairs are charged to expense when incurred. Betterments and renewals are capitalized. When property and equipment are disposed of, the asset account and related accumulated depreciation accounts are adjusted, and any gain or loss is included in income. Depreciation expense for the year ended December 31, 2015 was $44,001.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

Advertising

Advertising costs are expensed as incurred. The amount charged to expense during 2015 was $26,310.

Income Taxes

As of January 1, 2001, the Bank, with the consent of its stockholders, elected to be an S corporation. Under the election, stockholders must include their proportionate share of the Bank’s taxable income in their personal income tax returns, whether or not distributed as dividends. The election continues unless the Bank becomes disqualified or until the election is revoked voluntarily.

Such corporations are generally not subject to federal income tax. The Company recognizes state deferred income taxes for the expected future tax consequences of events that have been recognized in the consolidated financial statement or tax returns. Deferred tax assets and liabilities are determined based on the difference between the values of the assets and liabilities reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Accounting for Uncertainty in Income Taxes

Accounting standards provide for accounting for uncertainty in income taxes recognized in a company’s financial statements. There was no effect on the financial statements as a result of adopting these standards as the Company believes it does not have any material uncertain tax positions reflected in its financial statements. Tax years that remain subject to examination in the Company’s major tax jurisdictions (federal and State of Kansas) are for the years ended December 31, 2015, 2014 and 2013.

NOTE 2 – INVESTMENT SECURITIES HELD-TO-MATURITY

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government sponsored agencies	$4,055,639	6,215	(25,214)	4,036,640
Obligations of states and local governments	945,922	1,054	(890)	946,086

Total	$5,001,561	7,269	(26,104)	4,982,726

The amortized cost and estimated fair value of investment securities held to maturity at December 31, 2015, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay options.

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$4,366,561	4,347,726
Due after five years through ten years	170,000	170,000
Due after ten years	465,000	465,000

Total	$5,001,561	4,982,726

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

The following table shows the gross unrealized losses and fair value of the Bank’s investments with unrealized losses that are deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2015:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. Government sponsored agencies	$1,998,299	(12,689)	1,237,475	(12,525)	3,235,774	(25,214)
Obligations of states and local governments	—	—	102,746	(890)	102,746	(890)

Total	$1,998,299	(12,689)	1,340,221	(13,415)	3,338,520	(26,104)

NOTE 3 – FEDERAL FUNDS SOLD AND RESALE AGREEMENT

As of December 31, 2015, the Company had $206,000 of Federal Funds Sold.

The resale and repurchase agreements represent collateralized financing transactions used to generate net interest income and facilitate trading activity. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year. The Company does not have any resale agreements outstanding as of December 31, 2015.

It is the Company’s policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

NOTE 4 – LOANS, CREDIT QUALITY AND ALLOWANCE FOR LOAN LOSSES

The major categories of outstanding loans as of December 31, 2015, as presented on the balance sheet, are summarized as follows:

Agriculture Loans	$81,416,153
Commercial Loans	14,493,856
Participations Loans Sold	(167,322)
Consumer and Installment Loans	1,674,281
Consumer Real Estate Loans	201,358
Credit Card Loans	425,334
Participation Loans Purchased	457,180
Real Estate Loans	35,769,869
Overdrafts	367,363
Lease Receivable	193,482

Total Loans	134,831,554
Less: Allowance for Loan Losses	(1,932,077)

Loans – Net	$132,899,477

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

Changes in the allowance for loan loss by category for year ending December 31, 2015 are summarized as follows:

	Beginning of Year	Provision	Recoveries	Charge Offs	End of Year
Agriculture Loans	$968,768	45,346	11,873	(466)	1,025,521
Commercial Loans	421,078	127,958	1,125	—	550,161
Consumer and Installment Loans	54,760	(547)	898	(4,883)	50,228
Consumer Real Estate Loans	3,177	(563)	—	—	2,614
Credit Card Loans	8,190	7,938	—	(7,622)	8,506
Participation Loans Purchased	3,971	29	—	—	4,000
Real Estate Loans	229,017	58,259	—	—	287,276
Overdrafts	998	838	—	—	1,836
Lease Receivable	1,193	742	—	—	1,935

Total	$1,691,152	240,000	13,896	(12,971)	1,932,077

Credit Quality Indicators

The Company’s credit quality indicators consist of an internal grading analysis used to assign grades to all loans. The internal grades used are derived from standard regulatory grades, which include the following:

•	Pass - no identified weaknesses and there is a high likelihood of orderly repayment.

•	Watch - potential weaknesses that deserve management’s attention. If left uncorrected, these potential weaknesses may result in the deterioration of repayment prospects at some future date.

•	Substandard - well-defined weaknesses that could jeopardize the orderly repayment of the debt and could result in some loss if the deficiencies are not corrected.

•	Doubtful - significant weaknesses that make collection or liquidation in full, on the basis of current facts and conditions, highly improbable.

•	Loss - considered uncollectible or of such little value that its continued carrying as an asset is not warranted. Such loans have been charged off and are, therefore, not included in the following table.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

A summary of loans by credit quality indicators as of December 31, 2015 are as follows:

	Pass	Watch	Substandard	Doubtful	Total
Agriculture Loans	$80,854,659	—	561,494	—	81,416,153
Commercial Loans	13,237,847	69,197	1,186,812	—	14,493,856
Consumer and Installment Loans	1,672,272	2,009	—	—	1,674,281
Consumer Real Estate Loans	201,358	—	—	—	201,358
Credit Card Loans	425,334	—	—	—	425,334
Participation Loans Purchased	457,180	—	—	—	457,180
Real Estate Loans	35,403,173	—	366,696	—	35,769,869
Overdrafts	367,363	—	—	—	367,363
Lease Receivable	193,482	—	—	—	193,482

Total	$132,812,668	71,206	2,115,002	—	134,998,876

The following table summarizes the Bank’s loans by class and delinquency category at December 31, 2015:

	Current	30-89 Days Past Due	Over 90 days Past Due	Total Loans
Agriculture Loans	$81,403,008	13,145	—	81,416,153
Commercial Loans	13,198,137	6,858	1,288,861	14,493,856
Consumer and Installment Loans	1,669,665	3,416	1,200	1,674,281
Consumer Real Estate Loans	201,282	76	—	201,358
Credit Card Loans	425,334	—	—	425,334
Participation Loans Purchased	457,180	—	—	457,180
Real Estate Loans	35,020,608	749,261	—	35,769,869
Overdrafts	367,363	—	—	367,363
Lease Receivable	193,482	—	—	193,482

Total	$132,936,059	772,756	1,290,061	134,998,876

The following table summarizes the Bank’s loans that are in nonaccrual status and total impaired loans by class, as well as the related allowance for loan losses at December 31, 2015:

	Nonaccrual Loans	Total Impaired Loans	Allowance
Agriculture Loans	$7,918	7,918	7,918
Commercial Loans	1,186,812	1,186,812	406,400

NOTE 5 – PREMISES AND EQUIPMENT

The major categories of premises and equipment at December 31, 2015 are summarized as follows:

Land, Buildings and Improvements	$1,045,062
Equipment, Furniture and Fixtures	1,222,062

Total Premises and Equipment	2,267,124
Less: Accumulated Depreciation	1,780,426

Premises and Equipment - Net	$486,698

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

NOTE 6 – OTHER INVESTMENTS

Included in other assets in the consolidated balance sheet is an other investment, which is carried at cost as fair value is not readily determinable. The other investment consists of the following two types of stock of Federal Home Loan Bank of Topeka at December 31, 2015:

Federal Home Loan Bank of Topeka, Class A (Membership)	$146,400
Federal Home Loan Bank of Topeka, Class B (Activity)	51,000

Total	$197,400

NOTE 7 – TIME DEPOSITS

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $250,000 was $6,270,758 at December 31, 2015.

Scheduled maturities of time deposits at December 31, 2015 are as follows:

2016	$40,998,467
2017	2,511,466
2018	1,009,374
2019	70,210
2020	495,937

Total Time Deposits	$45,085,454

NOTE 8 – BORROWINGS

Borrowings under a line of credit agreement with the Federal Home Loan Bank of Topeka (FHLB) as of December 31, 2015 consist of advances totaling $1,000,000. Advances bear interest at a rate of 0.48% and are secured by the Company’s cash on deposit at the FHLB, the Company’s investment in FHLB stock, and certain loans with carrying amounts of approximately $37,616,480 at December 31, 2015.

The Company has borrowings with Bankers’ Bank of Kansas for the purchase of stock. As of December 31, 2015 the loan balance was $1,800,000. The borrowing bears interest at the current prime rate and is secured by 129,000 shares of State Bank stock. The borrowing matures on October 17, 2017.

NOTE 9 – INCOME TAXES

The provision for income taxes included in the accompanying consolidated statement of income for the year ended December 31, 2015 consists of the following:

Current State Income Taxes	$136,962
Deferred State Income Taxes	7,930

Total Provision for State Income Taxes	$144,892

The net liability for deferred income taxes of $200,152 at December 31, 2015, consists of the following income recognition timing differences: allowance for loan losses, depreciation, prepaid expenses, FHLB stock dividends and accrual-to-cash adjustments.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

NOTE 10 – DIVIDEND RESTRICTIONS

The Company is restricted under state banking laws as to the maximum amount of dividends it may pay in any calendar year.

NOTE 11 – EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors an employee stock ownership plan (ESOP) for the benefit of all qualified employees of the Company. The amounts contributed under this plan are determined at the discretion of the Board of Directors of the Company. ESOP expense for 2015 was $200,000.

The Company has a loan to the ESOP for the purchase of share from outside stockholders that mirrors the rate of the Company’s loan at Bankers’ Bank of Kansas. The loan will be repaid through future Company contributions to the ESOP. Shares repurchased from retirees are held in a suspense account for future allocation to participants as the loan is repaid. At December 31, 2015 $1,802,113 was outstanding. The loan has been recorded as a reduction of stockholders’ equity.

Dividends paid on unallocated shares will be used to repay the loan to the ESOP. Therefore, they are recorded as dividends when paid.

At December 31, 2015, the approximate number of shares in suspense was 7,793. The total number of shares held by the ESOP at December 31, 2015 was 62,171.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company, in the ordinary course of business, has loan, deposit, and other transactions with officers and directors, and with organizations and individuals with which they are associated. Federal law requires that such transactions be entered into on substantially the same terms as those prevailing at the time for comparable transactions with other parties, and that loans do not involve more than the normal risk of collectability. The aggregate activity of loans to such related parties during 2015 was as follows:

Balance – Beginning of Year	$3,742,245
New Loans	7,387,568
Repayments and Other Decreases	(5,271,511)

Balance – End of Year	$(5,858,302)

At December 31, 2015, the aggregate amount of deposits held at the Bank for officers, directors and related interests totaled approximately $11,335,474.

NOTE 13 – COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of the Company’s business and which involve elements of credit risk, interest rate risk and liquidity risk. A summary of these commitments and contingent liabilities at December 31, 2015 are as follows:

Commitments to extend credit	$29,825,328

Commitments to extend credit include some exposure to credit loss in the event of nonperformance by the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded in the consolidated financial statements. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

NOTE 14 – REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines, the Bank must meet specific capital levels that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

All banks are required to have common equity of 4.5% of risk-weighted assets, Tier 1 (core) capital of at least 6% of risk-weighted assets, total capital of 8% of risk-weighted assets, and a Tier 1 leverage ratio of generally 4% of quarterly average assets. The regulations also define well capitalized levels of common equity, Tier 1, total capital and Tier 1 leverage as 6.5%, 8%, 10% and 5%, respectively. The Company maintained all capital ratios above the well capitalized level for the year ended December 31, 2015.

The risk-based capital and leverage ratios for December 31, 2015 are as follows:

	Actual		Minimum Level for Capital Adequacy
	Amount	Ratio	Amount	Ratio

Common equity Tier 1 capital	$18,070,000	12.32%	$6,599,000	4.50%
Tier 1 risk-based capital	18,070,000	12.32%	8,798,000	6.00%
Total risk-based capital	19,904,000	13.57%	11,731,000	8.00%
Tier 1 leverage	18,070,000	12.20%	5,925,000	4.00%

NOTE 15 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include -

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

PRAIRIE STATE BANCSHARES, INC. and SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2015

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Federal Funds Sold

Valued at the daily closing price as reported by the Federal Reserve. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year.

The following table presents the Company’s significant assets and liabilities that are measured at fair value as of December 31, 2015:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Federal Funds Sold	$206,000	—	—	206,000

NOTE 16 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 12, 2016, which is the date the financial statements were available to be issued. On October 20, 2016, Prairie State Bancshares, Inc. entered into a plan of merger with Equity Bancshares, Inc.

PRAIRIE STATE BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2016 and December 31, 2015

(Dollar amounts in thousands)

	(Unaudited) September 30, 2016	December 31, 2015

ASSETS
Cash and due from banks	$6,051	$6,339
Investment Securities Held to Maturity	4,376	5,002
Federal funds sold and Resale Agreement	1,203	206
Loans, net of allowance for loan losses	133,118	132,899
Premises and equipment, net	539	487
Accrued Interest Receivable	2,836	2,678
Other Assets	230	317

Total assets	$148,353	$147,928

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest Bearing Demand	$29,317	$37,475
Interest-bearing Demand	36,429	30,088
Savings	17,425	15,788
Time Deposits	44,695	45,085

Total deposits	127,866	128,436
Borrowings - Federal Home Loan Bank	—	1,000
Borrowings - Other	1 575	1,800
Accrued Interest Payable	157	161
Deferred State Income Taxes	195	200

Total Liabilities	129,793	131,597
Stockholders’ Equity
Common Stock	748	748
Surplus	1,208	1,208
Retained Earnings	18,181	16,177
ESOP Note Payable Guarantee	(1,577)	(1,802)

Total Stockholders’ Equity	18,560	16,331

Total Liabilities and Stockholders’ Equity	$148,353	$147,928

PRAIRIE STATE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Nine Months ended September 30, 2016 and 2015

(Dollar amounts in thousands)

	(Unaudited) Nine Months Ended September 30,
	2016	2015
Interest Income
Loans, including fees	$5,291	$4,862
Investment Securities	110	148

Total Interest Income	5,401	5,010
Interest expense
Deposits	374	363
Borrowings	10	—

Total Interest Expense	384	363
Net Interest Income	5,017	4,647
Provision for Loan Losses	140	180

Net Interest Income after Provision for Loan Losses	4,877	4,467
Non-interest Income
Service charges on deposits	3	3
Overdraft charges	156	161
Other	128	155

Total non-interest income	287	319
Non-interest expense
Salaries and employee benefits	1,305	1,333
Net occupancy	86	90
Furniture and equipment	109	114
Advertising and Public Relations	18	21
Outside Professional services	243	83
Credit Card fees and procession	34	33
Data Processing	189	197
Supplies	14	27
Telephone	26	25
Postage	30	29
Directors Fees	22	22
FDIC and State Assessments	83	90
Other	77	53

Total non-interest expense	2,236	2,117

Income before income taxes	2,928	2,669
Provision for State income taxes	137	118

Net income	$2,791	$2,551

PRAIRIE STATE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Nine Months ended September 30, 2016 and 2015

(Unaudited)

(Dollar amounts in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	ESOP Note Payable Guarantees	Total Stockholders’ Equity
	Shares Outstanding	Amount
Balance at January 1, 2015	74,800	$748	$1,208	$14,423	$(2,102)	$14,277
Net income	—	—	—	2,551	—	2,551
Repayment on employee stock loan guarantee	—	—	—	—	225	225
Cash dividends declared and accrued on common stock	—	—	—	(598)	—	(598)

Balance at September 30, 2015	74,800	$748	$1,208	$16,376	$(1,877)	$16,455

Balance at January 1, 2016	74,800	$748	$1,208	$16,177	$(1,802)	$16,331
Net income	—	—	—	2,791	—	2,791
Repayment on employee stock loan guarantee	—	—	—	—	225	225
Cash dividends declared and accrued on common stock	—	—	—	(787)	—	(787)

Balance at September 30, 2016	74,800	$748	$1,208	$18,181	$(1,577)	$18,560

PRAIRIE STATE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months ended September 30, 2016 and 2015

(Dollar amounts in thousands)

	(Unaudited) September 30,
	2016	2015
Cash flows from operating activities
Net income	$2,791	$2,551
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	49	12
Provision for loan losses	140	180
Increase in accrued interest receivables	(158)	(181)
Decrease in other assets	87	33
Decrease in accrued interest payable	(4)	(15)
Increase (decrease) in Deferred State Income Taxes	(5)	42

Net cash provided by operating activities	2,900	2,622
Cash flows (to) from investing activities
Proceeds from maturities of held-to-maturity securities	1,375	2,853
Purchases of held-to-maturity securities	(749)	(100)
Purchase of federal funds sold	(997)	(901)
Net increase in loans	(359)	(1,603)
Purchase of premises and equipment	(101)	(127)

Net cash provided by (used in) investing activities	(831)	122
Cash flows to financing activities
Net decrease in non-interest bearing demand deposits	(8,158)	(4,303)
Net increase (decrease) in interest bearing demand deposits	6,341	(396)
Net increase in savings deposits	1,637	2,285
Net increase (decrease) in time deposits	(390)	742
Repayment to Federal Home Loan Bank	(1,000)	—
Distributions	(787)	(598)

Net cash used by financing activities	(2,357)	(2,270)

Net change in cash and cash equivalents	(288)	474
Cash and cash equivalents, beginning of period	6,339	6,970

Cash and cash equivalents, end of period	$6,051	$7,444

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

EQUITY BANCSHARES, INC.,

PRAIRIE MERGER SUB, INC.

AND

PRAIRIE STATE BANCSHARES, INC.

DATED AS OF OCTOBER 20, 2016

(continued)

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is effective as of October 20, 2016, by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Prairie Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and Prairie State Bancshares, Inc. (“Prairie”), a Kansas corporation and registered bank holding company under the BHCA.

RECITALS

WHEREAS, EQBK owns all of the common stock of Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”);

WHEREAS, Prairie owns all of the common stock of State Bank, a Kansas state bank with its principal office in Hoxie, Kansas (the “Bank”);

WHEREAS, the Board of Directors of EQBK (the “EQBK Board”) and the Board of Directors of Prairie (the “Prairie Board”) have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which EQBK will, on the terms and subject to the conditions set forth in this Agreement, acquire Prairie through the merger of Merger Sub, with and into Prairie (the “Merger”), with Prairie surviving as a wholly-owned subsidiary of EQBK;

WHEREAS, immediately following, and in connection with, the Merger, EQBK will cause Prairie to be merged with and into EQBK, with EQBK surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”), and immediately following the Second Step Merger, or at such later time as EQBK may determine, EQBK will cause the Bank to be merged with and into Equity Bank, with Equity Bank surviving the merger (the “Bank Merger”);

WHEREAS, if the Merger were effective as of the date hereof, the aggregate value of the merger consideration that EQBK would pay to shareholders of Prairie would equal $24,510,000; provided, however, the aggregate merger consideration may change from such amount and will be calculated and paid in accordance with the terms and conditions of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain directors of Prairie have entered into Director Support Agreements in the form attached hereto as Exhibit “A” (the “Director Support Agreement”) in connection with the Merger; and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

THE MERGER

Section 1.01    Merger of Merger Sub with and into Prairie. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into Prairie in accordance with Section 17-6701 of the Kansas General Corporation Code (the “KGCC”). Prairie will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the KGCC as a wholly-owned subsidiary of EQBK. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02    Effects of the Merger. The Merger will have the effects set forth in the KGCC. The name of the Surviving Corporation will be “Prairie State Bancshares, Inc.”

Section 1.03    Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation and bylaws of Prairie, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by Law.

Section 1.04    Directors and Officers. The directors and officers, respectively, of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of EQBK, Merger Sub, Prairie or any holder of record of the following securities:

(a)    Each share of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Stock”) and Class B common stock, par value $0.01 per share of EQBK (“EQBK Class B Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(b)    Each share of common stock, par value $10.00 per share, of Prairie (the “Prairie Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest, the following:

(i)    a number of shares of EQBK Class A Stock equal to the Exchange Ratio; and

(ii)    the Per Share Cash Amount (the aggregate consideration described in clauses (i) and (ii), such per share amount, the “Per Share Merger Consideration,” and in the aggregate for all holders of Prairie Stock entitled to receive the Per Share Merger Consideration under the terms of this Agreement, the “Merger Consideration”).

(c)    At the Effective Time, each share of Prairie Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Prairie Stock shall thereafter cease to have any rights with respect to such shares of Prairie Stock, except the right to receive the Per Share Merger Consideration for such shares.

(d)    Any shares of Prairie Stock that are owned immediately prior to the Effective Time by Prairie, EQBK or their respective Subsidiaries (other than (i) shares of Prairie Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of Prairie Stock held in respect of a debt previously contracted) shall be canceled and extinguished without any conversion thereof or consideration therefor (the “Cancelled Shares”).

(e)    No certificates representing a fractional share shall be issued by EQBK. In lieu of any fractional share, each holder of Prairie Stock entitled to a fractional share, upon surrender of such shares of Prairie Stock, shall be entitled to receive from EQBK an amount in cash (without interest), payable in accordance with Section 1.07, rounded to the nearest cent, determined by multiplying the fractional share by $25.56.

(f)    Notwithstanding anything to the contrary herein, if, between the date hereof and the Effective Time, the outstanding shares of EQBK Class A Stock or EQBK Class B Stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Exchange Ratio shall be appropriately and proportionately adjusted so that each holder of Prairie Stock shall be entitled to receive the Merger Consideration in such proportion as it would have received if the record date for such Share Adjustment had been immediately after the Effective Time.

(g)    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.06    Calculation of Consideration.

(a)    For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i)    “Adjusted Equity” means the sum of Prairie’s capital, surplus and retained earnings accounts less all intangible assets, calculated as of the Calculation Date and in accordance with RAP consistently applied, and adjusted to reflect, without duplication, (A) the payment of or accrual for all Prairie Merger Costs and (B) any dividends or distributions (whether accrued or paid). Adjusted Equity shall not include any deduction for any severance costs related to a Terminated Employee.

(ii)    “Adjusted Cash Amount” means an amount of cash equal to the difference of (A) $12,255,000, minus (B) the Equity Adjustment.

(iii)    “Calculation Date” means the close of business on the fifth Business Day immediately preceding the Closing Date, or such other date as mutually agreeable to the parties hereto.

(iv)    “Equity Adjustment” means the difference of (A) Minimum Equity, minus (B) Adjusted Equity; provided, that if the amount of the Adjusted Equity is greater than the Minimum Equity, then the Equity Adjustment shall be zero.

(v)    “Exchange Ratio” means 6.41 shares of EQBK Class A Stock.

(vi)    “Minimum Equity” means $20,300,000.

(vii)    “Per Share Cash Amount” means $163.84; provided, however, that if the Equity Adjustment is greater than zero, then the Per Share Cash Amount shall be equal to the quotient of (A) the Adjusted Cash Amount, divided by (B) the number of the shares of Prairie Stock outstanding immediately prior to the Effective Time, except for the Cancelled Shares.

(viii)    “Prairie Merger Costs” means (A) the cost of terminating any employment agreements (including any non-competition agreements, option agreements or equity based plans); (B) the transaction costs, fees and expenses (including all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger) incurred by Prairie; (C) the payments owed by Prairie to those employees and in such amounts listed on Prairie Confidential Schedule 1.06, including, any stay-pay or retention bonus amounts or change in control payments (all of which shall be reflected on Prairie Confidential Schedule 1.06 including the name of the recipient, the amount of such payment and with respect to any stay-pay or retention bonus arrangements, the date through which the recipient must remain employed by the Surviving Corporation to receive the stay-pay or retention bonus amount); (D) a mutually agreeable estimate of the cost of obtaining a determination letter from the IRS in connection with the termination of the ESOP; (E) any federal or state income tax obligations, franchise tax obligations or real property tax obligations incurred prior to the Effective Time; (F) the accrual or payment of all of the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Prairie in connection with any contract termination required pursuant to this Agreement, including, without limitation, all costs, fees, expenses, contract payments, penalties or liquidated damages associated with the termination of the contracts required by Section 5.15(a) and the termination of the data processing or technology contracts contemplated by Section 5.15(b) hereof; (G) any unrealized gains or any unrealized losses (as the case may be) in Prairie’s securities portfolio due to mark-to-market adjustments required by RAP as of the Calculation Date; (H) a mutually agreeable estimate of the cost of preparing the federal and state income Tax Returns of Prairie for the period from January 1, 2016 through the Closing Date; (I) one-half of the payment of all costs, fees and expenses relating to the engagement of and performance by a mutually acceptable certified public accounting firm of an audit on Prairie’s financial statements for 2015 and, if necessary, 2016 as contemplated by Section 5.13(a), and (J) other amounts mutually agreed upon in writing by EQBK and Prairie. In addition, any dividends (whether paid or declared) by Prairie shall have been recorded by Prairie as a reduction of Adjusted Equity. For purposes of the calculation of Adjusted Equity, the amount of the Adjusted Equity shall reflect the after-tax amount of the foregoing adjustments calculated in accordance with RAP. For the avoidance of doubt any amount by which the Adjusted Equity exceeds the Minimum Equity shall inure to the benefit of EQBK.

Section 1.07    Exchange Procedures.

(a)    Prior to the Effective Time, EQBK shall appoint an exchange agent (the “Exchange Agent”) to act as the exchange agent hereunder.

(b)    At or prior to the Effective Time, EQBK shall deposit with or make available to the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 1.07, (i) certificates or, at EQBK’s option, evidence of shares in book entry form, representing the shares of EQBK Class A Stock, to be issued pursuant to Section 1.05(b), and (ii) cash in an amount sufficient to pay (A) the Adjusted Cash Amount and (B) cash in lieu of any fractional shares (collectively, the “Exchange Fund”).

(c)    At least twenty (20) days prior to the Effective Time or such other date agreed to by the parties, and subject to the receipt by the Exchange Agent of a list of Prairie’s shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of a certificate representing shares of Prairie Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Prairie Stock) as of such date, (i) a letter of transmittal, in a form mutually acceptable to Prairie and EQBK (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate and, if reasonably required by EQBK or the Exchange Agent, the posting by such holder of Prairie Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with the Exchange Agent (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Per Share Merger Consideration, any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07. The Prairie shareholders will be entitled to receive their Per Share Merger Consideration only after receipt by the Exchange Agent of a properly completed Letter of Transmittal. If a Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Certificates, then the Exchange Agent will notify that Prairie shareholder promptly of the need for further information or documentation.

(d)    If a Prairie shareholder surrenders a Certificate together with a properly completed and executed Letter of Transmittal, to the Exchange Agent at least five (5) Business Days before the Closing Date, then, on the Closing Date, EQBK will cause the Exchange Agent to deliver to such Prairie shareholder the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of Prairie Stock represented by the Certificate, and each Certificate surrendered will be canceled. If a Prairie shareholder surrenders a Certificate together with a properly completed and executed Letter of Transmittal, to the Exchange Agent at any time after five (5) Business Days before the Closing Date, then Equity will cause the Exchange Agent to promptly, but in no event later than five (5) Business Days after receipt of such Certificates and Letter of Transmittals deliver to the Prairie shareholder the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of Prairie Stock represented by the Certificate, and each Certificate surrendered will be canceled. EQBK may, at its option, deliver any shares of EQBK Class A Stock in book-entry form. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 1.07, and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07.

(e)    No dividends or other distributions with respect to EQBK Class A Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of EQBK Class A Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 1.07. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Section 1.07, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of EQBK Class A Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of

EQBK Class A Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the EQBK Class A Stock issuable with respect to such Certificate.

(f)    In the event of a transfer of ownership of a Certificate representing Prairie Stock prior to the Effective Time that is not registered in the stock transfer records of Prairie, the Per Share Merger Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Prairie Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the reasonable satisfaction of EQBK and the Exchange Agent that the Tax has been paid or is not applicable.

(g)    EQBK and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such documented and actual amounts as EQBK or the Exchange Agent, as the case may be, is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by EQBK or the Exchange Agent, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by EQBK or the Exchange Agent, as the case may be.

(h)    EQBK and the Exchange Agent, as the case may be, shall be entitled to deduct, if necessary, from any consideration (payable in any form, including stock or cash) otherwise payable pursuant to this Agreement to any Person any documented and actual amount that is owed by such Person to Prairie, or EQBK as the successors to Prairie, including any amounts owed under the loan from Prairie to the State Bank Employee Stock Ownership Plan, originally effective as of January 1, 1994 (as amended to date, the “ESOP”). To the extent that amounts are so deducted by EQBK or the Exchange Agent pursuant to this Section, such debt shall be treated as paid by such Person and such deducted amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction was made by EQBK or the Exchange Agent, as the case may be.

(i)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Prairie at the expiration of six (6) months after the Effective Time shall be paid to EQBK. In such event, any former shareholders of Prairie who have not theretofore complied with this Section 1.07 shall thereafter look only to EQBK with respect to the Per Share Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the EQBK Class A Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(j)    Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or the Exchange Agent shall be liable to a holder of Prairie Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.08    Dissenting Shareholders.

(a)    Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Section 17-6712 of the KGCC (a “Dissenting Shareholder”) with respect to any shares of Prairie Stock held by such Dissenting Shareholder (“Dissenting Shares”) shall be entitled to receive the Per Share Merger Consideration with respect to such Dissenting Shares unless and until such Dissenting Shareholder shall have effectively withdrawn (in accordance with Section 17-6712 of the KGCC) or lost such Person’s right to appraisal under the KGCC with respect to such Dissenting Shares. Unless and until a Dissenting Shareholder shall have effectively so withdrawn or lost such Dissenting Shareholder’s right to appraisal under the KGCC with respect to Dissenting Shares, such Dissenting Shareholder shall be entitled to receive only payment of the fair value of such Dissenting Shares as required by Section 17-6712 of the KGCC (including any interest thereon and related costs, if any, required to be paid in accordance with Section 17-6712 of the KGCC). Prairie shall give EQBK (A) prompt written notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by Prairie prior to the Effective Time pursuant to Section 17-6712 of the KGCC relating to Prairie shareholders’ appraisal rights and (B) the opportunity to participate in and control all negotiations and proceedings with respect to demands for payment of fair value by Prairie shareholders under Section 17-6712 of the KGCC. Prairie shall not, except with the prior written consent of EQBK (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such dissent or demands for payment of fair value, offer to settle or settle any such demands. Any payment required to be made with respect to the Dissenting Shares shall be made by EQBK. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable by Prairie to shareholders of record prior to the Effective Time).

(b)    If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder’s right to appraisal under the KGCC, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s shares of Common Stock shall no longer be Dissenting Shares and shall be automatically converted into the right to receive the Per Share Merger Consideration, without interest, as set forth in this Article I, it being understood that surrender of the Certificate representing such Dissenting Shares shall be a prerequisite to the receipt of payment in respect of any Dissenting Shares represented thereby.

Section 1.09    Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the KGCC, EQBK shall cause the Surviving Corporation to be merged with and into EQBK in the Second Step Merger, with EQBK surviving the Second Step Merger and continuing its existence under the Laws of the State of Kansas, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, EQBK shall cause to be filed with the Secretary of State of the State of Kansas, in accordance with the KGCC, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Second Certificate of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the KGCC.

Section 1.10    Bank Merger. Immediately following the Second Step Merger, or at such later time as EQBK may determine in its sole discretion, EQBK will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit “B” (the “Bank Merger Agreement”). Equity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. The parties agree that the Bank Merger will become effective immediately after the Second Effective Time. On the date of this Agreement, Equity Bank and the Bank entered into the Bank Merger Agreement. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01    Time and Place of the Closing and Closing Date.

(a)    On a date mutually acceptable to EQBK and Prairie within thirty (30) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of any mandatory waiting periods (the “Closing Date”), as may be extended by mutual agreement of the parties for a reasonable period to facilitate a Calculation Date on month-end in the event the parties so agree, a meeting will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b)    The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger, reflecting the Merger, filed with the Secretary of State of the State of Kansas in accordance with the KGCC (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c)    The Closing will take place at the offices of Norton Rose Fulbright US LLP located at 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201 at 10:00 a.m. on the Closing Date, or at such other time and place to which the parties may agree.

Section 2.02    Actions to be Taken at the Closing by Prairie. At the Closing, Prairie will execute and acknowledge, or cause to be executed and acknowledged, and deliver to EQBK such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of EQBK to close hereunder):

(a)    True, correct and complete copies of Prairie’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b)    True, correct and complete copies of the Bank’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the OSBC;

(c)    A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of Prairie under the Laws of the State of Kansas;

(d)    A certificate of good standing from the OSBC, duly certifying as of a recent date as to the good standing of the Bank under the Laws of the State of Kansas;

(e)    A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended (the “FDIA”);

(f)    A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that Prairie is a registered bank holding company under the BHCA;

(g)    A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Prairie, pursuant to which such officer will certify: (i) the due adoption by the Prairie Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the shareholders of Prairie of this Agreement; and (iii) the incumbency and true signatures of those officers of Prairie duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iv) that the copy of the Bylaws of Prairie attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of Prairie Stock as of the Closing Date;

(h)    A certificate, dated as of the Closing Date, signed by the chief executive officer of Prairie, pursuant to which Prairie will certify that (i) Prairie has satisfied the conditions set forth in Sections 8.01 and 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to Prairie or any of its Subsidiaries, individually or in the aggregate since December 31, 2015;

(i)    The consents required from third parties to complete the transactions contemplated by this Agreement listed on Prairie Confidential Schedule 2.02(i);

(j)    All releases as required under Section 8.06;

(k)    Prairie shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by Prairie, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date and executed by Prairie;

(l)    Prairie will, and will cause its shareholders to, deliver to EQBK two (2) completed and properly executed (by each shareholder, and each shareholder’s spouse if required by applicable law, of Prairie) original copies of (i) IRS Form 8023 and required schedules thereto and (ii) to the extent required, two (2) completed and properly executed originals of any similar forms with respect to state, local or foreign income Taxes, (iii) any other documents reasonably requested by EQBK in connection with the making or perfecting the Section 338(h)(10) Elections; and

(m)    All other documents required to be delivered to EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by EQBK or its counsel.

Section 2.03    Actions to be Taken at the Closing by EQBK. At the Closing, EQBK will execute and acknowledge, or cause to be executed and acknowledged, and deliver to Prairie such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of Prairie to close hereunder):

(a)    True, correct and complete copies of EQBK’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b)    True, correct and complete copies of Merger Sub’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(c)    A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of EQBK under the Laws of the State of Kansas;

(d)    A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of Merger Sub under the Laws of the State of Kansas;

(e)    A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that EQBK is a registered bank holding company under the BHCA;

(f)    A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of EQBK, pursuant to which such officer will certify: (i) the due adoption by the EQBK Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of EQBK duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iii) that the copy of the Bylaws of EQBK attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(g)    A certificate, dated as of the Closing Date, signed by the secretary or an assistant secretary of Merger Sub, pursuant to which Merger Sub will certify (i) the due adoption by the Board of Directors of Merger Sub of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby, (ii) the due adoption by the sole shareholder of Merger Sub of resolutions authorizing the Merger, this Agreement and the transactions contemplated by the Merger, (iii) the incumbency and true signatures of those officers of Merger Sub duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Merger Sub, and (iv) that the copy of the Bylaws of Merger Sub attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(h)    A certificate, dated as of the Closing Date, signed by the chief executive officer of EQBK, pursuant to which EQBK will certify that (i) EQBK has satisfied the conditions set forth in Sections 7.01 and 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to EQBK since December 31, 2015;

(i)    The consents required from third parties to complete the transactions contemplated by this Agreement listed on EQBK Confidential Schedule 2.03(i); and

(j)    All other documents required to be delivered to Prairie by EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by Prairie or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PRAIRIE

As a material inducement to EQBK and Merger Sub to enter into and perform their obligations under this Agreement, and notwithstanding any examinations, inspections, audits, and other investigations heretofore and hereafter made by EQBK, except as disclosed in the disclosure schedule delivered by Prairie to EQBK before the execution of this Agreement (the “Prairie Confidential Schedule”) setting forth items of disclosure with specific reference to the particular section of this Agreement to which the information on the Prairie Confidential Schedule relates, Prairie hereby makes the following representations and warranties to EQBK as of the date of this Agreement; provided, however, that any information set forth in one section of the Prairie Confidential Schedule will be deemed to apply to each other section or subsection of this Agreement expressly referenced in such disclosure; provided, further, that, notwithstanding anything in this Agreement to the contrary, (a) reference to any dollar amounts in any representation or warranty will not be deemed to indicate that such amount is material with respect to or otherwise under any provision under this Agreement, and (b) the inclusion of an item in such Prairie Confidential Schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Change on Prairie.

Section 3.01    Organization and Qualification.

(a)    Prairie is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. Prairie has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Prairie, as amended to date, have been furnished to EQBK. Prairie does not own or control any Affiliate or Subsidiary, other than the Bank. The nature of the business of Prairie and its activities do not require it to be qualified to do business as a foreign corporation in any jurisdiction, except where the failure to obtain such qualification would not have a Material Adverse Change on Prairie. Prairie has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than the Bank or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Prairie has not been conducted through any other direct or indirect Subsidiary or Affiliate of Prairie other than the Bank.

(b)    The Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of the Bank, as amended to date, have been furnished to EQBK. The Bank is an insured bank as defined in the FDIA. The Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business as a foreign corporation in any jurisdiction, except where the failure to obtain such qualification would not have a Material Adverse Change on the Bank. The Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

Section 3.02    Authority; Execution and Delivery. Prairie has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. Prairie has taken all action necessary to authorize the execution, delivery and (provided the required regulatory, shareholder and ESOP Trustees and participant approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Prairie, and each constitutes the legal, valid and binding obligation of Prairie (assuming due authorization, execution and delivery by each other party hereto or thereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03    Capitalization.

(a)    The entire authorized capital stock of Prairie consists solely of 1,000,000 shares of Prairie Stock, par value $10.00 per share. As of the date hereof, 74,800 shares are issued and outstanding and no shares are held as treasury stock. Except as set forth on Prairie Confidential Schedule 3.03(a), there are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Prairie to purchase or otherwise acquire any security of or equity interest in Prairie, obligating Prairie to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Prairie Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of Prairie Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of Prairie Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of Prairie Stock except pursuant to Law, and all dividends declared before the date of this Agreement have been paid.

(b)    The entire authorized capital stock of the Bank consists solely of 129,000 shares of common stock, par value $10.00 per share, of the Bank (“Bank Stock”). As of the date hereof, 129,000 shares are issued and outstanding and no shares are held as treasury stock. There are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of Kansas. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to Law, and all dividends declared before the date of this Agreement have been paid.

(c)    Except as set forth on Prairie Confidential Schedule 3.03(c), Prairie owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to any Subsidiary of Prairie that is an insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Prairie has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04    Compliance with Laws, Permits and Instruments.

(a)    Prairie and each of its Subsidiaries have in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and have complied in all material respects with, and is in material compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation of Prairie or any of its Subsidiaries, the bylaws or other governing documents of Prairie or any of its Subsidiaries (collectively, the “Prairie Constituent Documents”), (ii) any provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Prairie, its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any Law or Order of any court, arbitrator or any Governmental Entity, commission, board, bureau, agency or instrumentality applicable to Prairie or any of its Subsidiaries or their respective assets, operations, properties or businesses, except in the case of clauses (ii) and (iii), where any such noncompliance, default or violation, in the aggregate, would not have a Material Adverse Change on Prairie or any Subsidiary of Prairie.

(b)    The execution, delivery and performance of this Agreement (provided the required regulatory, shareholder and ESOP Trustees and participant approvals are subsequently obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict in any material respect with, or result, by itself or with the giving of notice or the passage of time, in any material violation of or default or loss of a benefit under, (i) the Prairie Constituent Documents, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Prairie or any of its Subsidiaries or their respective assets, operations, properties or businesses or (iii) any material Order or Law applicable to Prairie or any of its Subsidiaries or their respective assets, operations, properties or businesses.

(c)    None of the representations and warranties in this Section 3.04 shall be deemed to relate to environmental matters (which are governed by Section 3.19), employee benefit plans and obligations to employees (which are governed by Sections 3.28 and 3.29), Tax and Tax Return matters (which are governed by Sections 3.12 and 5.18), fiduciary responsibilities (which are governed by Section 3.24) or any of the specific Laws or statutes covered by Sections 3.32 through 3.36.

Section 3.05    Financial Statements.

(a)    Prairie has furnished to EQBK true and complete copies of the compiled consolidated balance sheet of Prairie as of June 30, 2016, and the year ended December 31, 2015, the compiled consolidated statement of income and changes in shareholders’ equity of Prairie as of June 30, 2016 and for the year ended December 31, 2015, and compiled statement of cash flows of Prairie as of June 30, 2016 and for the year ended December 31, 2015, the compiled balance sheets of the Bank as of June 30, 2016, and for the years ended December 31, 2013, 2014 and 2015, the compiled statements of income and changes in shareholders’ equity of the Bank as of June 30, 2016 and for the years ended December 31, 2013, 2014 and 2015, and statements of cash flows of the Bank as of June 30, 2016 and for the years ended December 31, 2013, 2014 and 2015 (such statements are collectively referred to herein as the “Prairie Financial Statements”). The Prairie Financial Statements and the financial statements to be prepared by Prairie after the date of this Agreement (including the related notes) complied or will comply as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been, or will be, prepared according to regulatory accounting principles (“RAP”), except for the audit of Prairie’s financial statements for 2015 and, if necessary, 2016 as contemplated by Section 5.13(a) which will be prepared in accordance with generally accepted accounting principles of the United States (“GAAP”), and on or prior to Closing, will be modified to comply with

GAAP applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the consolidated financial condition of Prairie and its Subsidiaries at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), and the accounting records underlying the Prairie Financial Statements accurately and fairly reflect in all material respects the transactions of Prairie. The Prairie Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

(b)    Prairie has furnished EQBK true and complete copies of the Reports of Condition and Income as of June 30, 2016 and for the years ended December 31, 2013, 2014 and 2015 (the “Call Reports”), for the Bank. The Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the instructions to the Call Report. The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with RAP as applied to banking institutions and in accordance with all applicable rules and regulations. The allowance for loan losses account for the Bank is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of the Bank; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such loans.

Section 3.06    Undisclosed Liabilities. Except for (a) liabilities and obligations incurred in the ordinary course of business, (b) liabilities and obligations disclosed in accordance with RAP in the appropriate Call Reports or liabilities and obligations disclosed in accordance with RAP in the appropriate Prairie Financial Statements (and on or prior to the Closing, disclosed in accordance with GAAP in the appropriate Prairie Financial Statements), and (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated by this Agreement, neither Prairie nor any of its Subsidiaries has incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of Prairie and its Subsidiaries prepared in accordance with RAP or GAAP.

Section 3.07    Litigation.

(a)    Neither Prairie nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Prairie, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Prairie or any of its Subsidiaries, nor to the Knowledge of Prairie, is there any basis for any proceeding, claim or any action against Prairie or any of its Subsidiaries. There is no injunction, Order, judgment or decree imposed upon Prairie or any of its Subsidiaries or the assets or Property of Prairie or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to Prairie or any of its Subsidiaries.

(b)    No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of Prairie, threatened against Prairie or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Prairie or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08    Consents and Approvals. The Prairie Board (at a meeting duly called and held or by unanimous consent) has resolved to recommend approval and adoption of this Agreement by its shareholders (the “Prairie Recommendation”). No approval, consent, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or other third party is required on the part of Prairie or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the completion by Prairie or any of its Subsidiaries of the transactions contemplated hereby or thereby.

Section 3.09    Title to Assets. Prairie Confidential Schedule 3.09 identifies all real property, other than foreclosed Other Real Estate Owned Property (“OREO Property”) that, as of the date of this Agreement is (i) owned by Prairie or any of its Subsidiaries (“Owned Real Property”), or (ii) leased pursuant to which Prairie or any of its Subsidiaries is a party, either as a lessor or lessee (“Leased Real Property”). Prairie or any of its Subsidiaries (a) has good and marketable title to all its Owned Real Property; (b) holds valid and enforceable leases for all its Leased Real Property; (c) owns all of its personal property reflected on the Prairie Financial Statements; and (d) holds valid and enforceable leases for all leased personal property used by Prairie or any of its Subsidiaries, in each case free and clear of all mortgages and all other Liens, except for such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby, or which, individually or in the aggregate, would not have a Material Adverse Change on Prairie.

Section 3.10    Absence of Certain Changes or Events. Except as set forth on Prairie Confidential Schedule 3.10, since August 1, 2016, Prairie and each of its Subsidiaries has conducted its business only in the ordinary course and has not:

(a)    other than as set forth in or contemplated by this Agreement, incurred any material obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(b)    discharged or satisfied any material Lien or paid any material obligation or liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(c)    increased the shares of Prairie Stock or Bank Stock outstanding or its surplus (as calculated in accordance with the instructions to the Call Report), or declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d)    issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e)    acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f)    mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits, and (iii) those assets and properties disposed of for fair value since the applicable dates of the Prairie Financial Statements or the Call Reports;

(g)    sold, transferred, leased to others or otherwise disposed of any of its material assets (except for assets disposed of for fair value) or canceled or compromised any material debt or claim, or waived or released any material right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h)    terminated, canceled or surrendered, or received any written notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably be expected to constitute a Material Adverse Change on Prairie;

(i)    disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any material license or Proprietary Right or modified any existing rights with respect thereto;

(j)    made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than as provided in any written agreement or normal annual salary increases consistent with past practice that will not exceed 3%, in the aggregate, of the total salaries of such Persons, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except to the extent required by Law or as contemplated by this Agreement;

(k)    except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(l)    instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding prior to any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $10,000;

(m)    except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any Contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(n)    entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(o)    sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(p)    made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by RAP or to the extent required by Law;

(q)    sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $500,000 or more, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(r)    made, renewed, extended the maturity of, or altered any of the terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000; for the avoidance of doubt, this Section 3.10(r) shall not prohibit any loan or require Prairie or any Subsidiary thereof to obtain the consent of EQBK in order to make any loan, and any loans made in excess of the principal amount of $500,000 between the date of this Agreement and the Closing Date and any such loans will be set forth on Prairie’s supplemental disclosure schedules provided to EQBK pursuant to Section 5.19;

(s)    renewed, extended the maturity of, or altered any of the terms of any loan classified by Prairie as “substandard” and “problem” or other words of similar import; or

(t)    entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (r) above.

Section 3.11    Leases, Contracts and Agreements.

(a)    Prairie Confidential Schedule 3.11(a) sets forth a complete listing, as of December 31, 2015, of all contracts to which Prairie or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i)    relate to real property used by Prairie or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii)    relate in any way to the assets or operations of Prairie or any of its Subsidiaries and involves payments to or by Prairie or any of its Subsidiaries of at least $10,000 per year;

(iii)    contain any right of first refusal or option to purchase in favor of a third party;

(iv)    limits the ability of Prairie or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of EQBK or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v)    obligates Prairie or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, EQBK and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than Prairie or any of its Subsidiaries “most favored nation” status or similar rights;

(vi)    relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vii)    relates to indebtedness for borrowed money of Prairie or any of its Subsidiaries;

(viii)    provides for potential indemnification payments by Prairie or any of its Subsidiaries or the potential obligation of Prairie or any of its Subsidiaries to repurchase loans;

(ix)    provides any rights to investors in Prairie, including registration, preemptive or antidilution rights or rights to designate members of or observers to Prairie’s or any of its Subsidiaries’ Board of Directors;

(x)    is a data processing/technology contracts, software programming or licensing contract;

(xi)    requires a consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(xii)    limits the payment of dividends by the Bank or any other Subsidiary of Prairie; or

(xiii)    was otherwise not entered into in the ordinary course of business or that is material to Prairie or any of its Subsidiaries or its financial condition or results of operations.

(b)    For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, Prairie or the Bank.

(c)    No participations or loans have been sold by Prairie or any Subsidiary thereof that have buy back, recourse or guaranty provisions that create contingent or direct liability to Prairie or any of its Subsidiaries. All of the Listed Contracts are legal, valid and binding obligations of the parties to the contracts enforceable according to their terms subject to the Bankruptcy Exception.

(d)    True and correct copies of all Listed Contracts, and all amendments thereto, have been furnished to EQBK.

(e)    All rent and other payments by Prairie and each of its Subsidiaries under the Listed Contracts are current, there are no existing material defaults by Prairie or any of its Subsidiaries under the Listed Contracts and, to the Knowledge of Prairie, no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder.

Section 3.12    Taxes.

(a)    Prairie and each of its Subsidiaries have duly and timely filed all Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Laws and all Taxes due and owing by Prairie and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid. Neither Prairie nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Prairie or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Other than Permitted Encumbrances, there are no Liens for Taxes upon any of the assets of Prairie or any of its Subsidiaries.

(b)    Prairie and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c)    There is no dispute or claim concerning any Tax liability of Prairie or any of its Subsidiaries either (i) claimed or raised by any authority in writing, or (ii) as to which any director or officer (or employee responsible for Tax matters) of Prairie or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority.

(d)    Prairie Confidential Schedule 3.12 lists all federal, state, local, and foreign Tax Returns filed with respect to Prairie and each of its Subsidiaries for taxable periods ended on or after December 31, 2012, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. True and complete copies of the federal, state and local income Tax Returns of Prairie and each of its Subsidiaries, as filed with the taxing authority for the years ended December 31, 2012, 2013, and 2014 have been furnished to EQBK. Neither Prairie nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)    Neither Prairie nor any of its Subsidiaries have been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(l)(A)(ii).

(f)    Neither Prairie nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than those to which only Prairie and the Bank are parties.

(g)    Neither Prairie nor any of its Subsidiaries have (i) been a member of any group filing a consolidated federal income tax return (other than a group the common parent of which was Prairie) nor (ii) any liability for the Taxes of any Person other than Prairie under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract or otherwise.

(h)    The unpaid Taxes of Prairie and each of its Subsidiaries (i) did not exceed the provisions for current or deferred Taxes on the Prairie Financial Statements (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and (ii) will not exceed the provisions for current or deferred Taxes on the Prairie Financial Statements as of the Closing Date (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income).

(i)    Neither Prairie nor any of its Subsidiaries is required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date; (ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local, or foreign Tax Law) executed on or before the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local, or foreign Tax Law); (iv) installment sale or open transaction disposition made on or before the Closing Date; (v) prepaid amount received on or before the Closing Date; (vi) election under Code § 108(i); or (vii) use of an improper method of accounting. Neither Prairie nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code § 280(g), or (ii) any amount that will not be fully deductible as a result of Code § 162(m) (or any corresponding provision under applicable state or local Tax Laws).

(j)    Neither Prairie nor any of its Subsidiaries (i) have been a party to any “reportable transaction” as such term is defined in Code § 6707A(c)(1) and Treasury Regulation § 1.6011-4(b), and (ii) have been required to disclose on their respective federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(k)    Since December 31, 2011, neither Prairie nor any of its Subsidiaries have distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or § 361.

(l)    Prairie Confidential Schedule 3.12 lists and contains an accurate and complete description as to the United States federal and each state net operating and capital loss carryforwards for Prairie and each of its Subsidiaries, that exist as of December 31, 2015, and no such net operating or capital loss carryforwards are subject to limitation under Code §§ 382, 383 or 384 or the Treasury Regulations, as of the Closing Date.

(m)    Within the past three (3) years, the Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of Prairie’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(n)    Prairie has made a valid election to be an S corporation pursuant to Section 1362 of the Code, and valid state S corporation elections, where applicable beginning with its first taxable year (“Commencement Date”) as a corporation for federal tax purposes. Prairie has been a valid S corporation for all U.S. federal and state Tax purposes (where applicable) at all times since the Commencement Date and will continue to be a valid S corporation through the Closing Date to the Closing. No Governmental Authority has challenged or is challenging Prairie’s qualification as an S corporation. Prairie will not be liable for any Tax under Section 1374 of the Code (or any analogous provisions of state or local Law), in connection with the sale of any of its assets.

(o)    Each Subsidiary has made a valid election to be a qualified subchapter S subsidiary (as that term is defined in Section 1361(b)(3)(B) of the Code) and valid state S corporation election, where applicable), and such Subsidiary has been a valid qualified subchapter S subsidiary for U.S. federal and state Tax purposes (where applicable) at all times since organization or formation and will be a qualified subchapter S subsidiary at the time of the Closing.

Section 3.13    Insurance. Prairie Confidential Schedule 3.13 sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to Prairie and each of its Subsidiaries. All such policies are valid, outstanding and enforceable obligations of Prairie according to their terms, subject to the Bankruptcy Exception. No written notice has been received by Prairie of the cancellation, or threatened or proposed cancellation, of any such policy. Neither Prairie nor any of its Subsidiaries is in default with respect to any such policy and has not failed to give any notice or present any claim thereunder in a due and timely fashion. Neither Prairie nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations by any insurance carrier to which Prairie or any of its Subsidiaries have applied for any such insurance within the last two (2) years. Each property of Prairie and each of its Subsidiaries is insured for an amount deemed adequate by Prairie’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of Prairie or any of its Subsidiaries within the last three (3) years.

Section 3.14    No Material Adverse Change. There has not been any Material Adverse Change with regard to or affecting Prairie or any of its Subsidiaries since December 31, 2015, nor, has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change on Prairie or any of its Subsidiaries or that could materially affect Prairie’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15    Proprietary Rights. Neither Prairie nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. To the Knowledge of Prairie, neither Prairie nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim or action by any such Person pending, or to Prairie’s Knowledge, threatened, with respect thereto. To the Knowledge of Prairie, no third party has ever gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Prairie and its Subsidiaries.

Section 3.16    Transactions with Certain Persons and Entities. Except as set forth on Prairie Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by Prairie or any of its Subsidiaries to, and neither Prairie nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of Prairie or any of its Subsidiaries nor is Prairie or any of its Subsidiaries a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director of Prairie or any of its Subsidiaries. Neither Prairie nor any of its

Subsidiaries uses any asset owned by any shareholder or any present or former director or executive officer of Prairie or any of its Subsidiaries, or any Affiliate thereof, in the operations (other than personal belongings of such executive officers and directors located in Prairie’s or any of its Subsidiaries’ premises the removal of which would not have a material effect on Prairie), nor do any of such persons own or have the right to use real property that is adjacent to property on which Prairie’s or any of its Subsidiaries’ facilities are located. Neither Prairie nor any of its Subsidiaries is a party to any transaction or contract with any director or executive officer of Prairie or any of its Subsidiaries.

Section 3.17    Evidences of Indebtedness. All evidences of indebtedness and Leases included in the Financial Statements are the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and are not subject to any known or threatened defenses, offsets or counterclaims that may be asserted against Prairie or any of its Subsidiaries or the present holder thereof. The credit files of Prairie and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to Prairie that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of Prairie or the Bank (including loans that will be outstanding if any of them advances funds they are obligated to advance). Neither Prairie nor the Bank makes any representations or warranties with respect to the current collectability of the loans, the current value of the collateral securing the loans, or the current creditworthiness of any makers, guarantors or obligors thereof. Prairie and the Bank have disclosed all of the substandard, doubtful, loss, nonperforming or problem loans of Prairie and the Bank on the internal watch list of Prairie or the Bank as of August 15, 2016, a copy of which has been furnished to EQBK. Neither Prairie nor any of its Subsidiaries has received written notice of, any past or present conditions, events, activities, practices or incidents that may result in a material violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of Prairie. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in material compliance and conformity with all relevant Laws and procedures such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 3.18    Condition of Assets. The Owned Real Property and the regularly used personal property that is owned by Prairie or the Bank has been reasonably maintained and is in good and serviceable condition, ordinary wear and tear excepted.

Section 3.19    Environmental Compliance.

(a)    Prairie and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. Prairie is not aware of, nor has Prairie or any of its Subsidiaries received written notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Prairie or any of its Subsidiaries with all Environmental Laws.

(b)    Prairie and each of its Subsidiaries have obtained all material permits, licenses and authorizations that are required by it under all Environmental Laws, all such permits are in full force and effect, there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c)    To the Knowledge of Prairie, no Hazardous Materials exist on, about or within any of the Properties, nor has any Hazardous Materials previously existed on, under, about or within or have been used, generated, stored, or transported from any of the Properties in violation of Environmental Laws. The use that Prairie and each of its Subsidiaries makes of the Properties will not result in the use, generation, storage, transportation or accumulation of any Hazardous Material on, in or from any of the Properties in violation of Environmental Laws.

(d)    There is no action, suit, proceeding, investigation, or inquiry by any Governmental Entity pending or, to Prairie’s Knowledge, threatened against Prairie, any of its Subsidiaries or, to Prairie’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. To the Knowledge of Prairie, neither Prairie nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither Prairie nor any of its Subsidiaries received any written request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties, nor has Prairie or any of its Subsidiaries received any written notice from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability under any Environmental Law.

(e)    To the Knowledge of Prairie, no Hazardous Materials have been disposed of on, or released to, or from, any of the Properties by Prairie, and, to Prairie’s Knowledge, no Hazardous Materials are present in or on the soil, sediments, surface water or ground water on, under, or migrating from any of the Properties in concentrations that would give rise to an obligation to conduct a remedial action pursuant to Environmental Laws.

(f)    None of the following exists at any property or facility owned or operated by Prairie or any of its Subsidiaries: (i) under or above ground storage tanks, (ii) friable asbestos-containing material in damaged condition, (iii) materials or equipment containing polychlorinated biphenyls which are in damaged condition and causing releases to the environment, or (iv) landfills, surface impoundments, or disposal areas for Hazardous Materials.

(g)    None of the Properties currently owned or operated by Prairie or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(h)    The transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup imposed by any Governmental Entity pursuant to Environmental Laws, or required the consent of any Person, pursuant to any of the so-called “transaction triggered” or “responsible property transfer” Environmental Laws.

(i)    Neither Prairie nor any of its Subsidiaries, either expressly or by operation of Law, has assumed or undertaken any Hazardous Materials-related obligation for investigation, remedial action, or ongoing monitoring of any other Person under any Environmental Law.

(j)    Prairie has furnished to EQBK copies of reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

Section 3.20    Regulatory Compliance. All reports, records, registrations, statements, notices and other documents or information required to be filed by Prairie and any of its Subsidiaries with any Regulatory Agency, including the Federal Reserve, FDIC and the OSBC, have been duly and timely filed and all information and data contained in such reports, records or other documents are substantially accurate and complete in all material respects. Neither Prairie nor any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action with any such Regulatory Agency. There are no actions or proceedings pending or, to the Knowledge of Prairie, threatened against Prairie or any of its Subsidiaries by or before any such Regulatory Agency. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any proceeding or, to Prairie’s Knowledge, investigation into the business or operations of Prairie or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Prairie or the Bank. As of the date of this Agreement, Prairie is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). As of the date of this Agreement, the Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)). Notwithstanding the foregoing, neither Prairie nor the Bank shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

Section 3.21    Absence of Certain Business Practices. To the Knowledge of Prairie, neither Prairie nor any of its Subsidiaries or any officer, employee or agent of Prairie any of its Subsidiaries, or any other Person acting on their behalf, has, directly or indirectly, within the past five (5) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Prairie any of its Subsidiaries (or assist Prairie any of its Subsidiaries in connection with any actual or proposed transaction) that (a) would subject Prairie any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, would have resulted in a Material Adverse Change, or (c) if not continued in the future would result in a Material Adverse Change or would subject Prairie any of its Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

Section 3.22    Books and Records. The minute books, stock certificate books and stock transfer ledgers of Prairie and each of its Subsidiaries (a) have been maintained in accordance with sound business practices and applicable regulations, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect any material transactions involving the business of Prairie or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23    Forms of Instruments, Etc. Prairie has made, and will make, available to EQBK copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by Prairie and its Subsidiaries in the ordinary course of its business.

Section 3.24    Fiduciary Responsibilities. Prairie and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws.

Section 3.25    Guaranties. Except for items in the process of collection in the ordinary course of business and according to prudent business practices and in compliance with applicable Law, neither Prairie nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26    Voting Trust, Voting Agreements or Shareholders’ Agreements. Except as set forth on Prairie Confidential Schedule 3.26, there is no existing voting trust, voting agreement or shareholders’ agreement relating to a right of first refusal with respect to the purchase, sale or voting of any shares of Prairie Stock.

Section 3.27    Employee Relationships. Prairie and each of its Subsidiaries have complied in all material respects with all Laws relating to its relationships with their employees, and Prairie believes that the relationships between Prairie’s and each of its Subsidiaries’ employees are good. Except as set forth on Prairie Confidential Schedule 3.27, to the Knowledge of Prairie, no executive officer or manager of any of the operations of Prairie or any of its Subsidiaries or of any group of employees of Prairie or any of its Subsidiaries have any present plans to terminate their employment with Prairie or any of its Subsidiaries. Prairie is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against Prairie or any of its Subsidiaries before the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. To the Knowledge of Prairie, there is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of Prairie or any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. Prairie and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither Prairie nor any of its Subsidiaries is engaged in any unfair labor practice.

Section 3.28    Employee Benefit Plans.

(a)    Set forth on Prairie Confidential Schedules 3.28(a) is a complete and accurate list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not such plan is subject to ERISA), all multiple employer and “multiemployer plans” (as defined in the Code or ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan or any other similar plan, agreement, policy or understanding (qualified or nonqualified, funded or unfunded, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) are sponsored, maintained, administered or contributed to, by Prairie or any of its Subsidiaries, or with respect to which Prairie or any of its Subsidiaries may have any liability, contingent or otherwise, and (ii) provide benefits, or describe policies or procedures applicable to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of Prairie or any of its Subsidiaries, or the dependents or spouses of any such person, regardless of whether funded (the “Employee Plans”). True, accurate and complete copies of the documents comprising each Employee Plan, including each award agreement, trust, funding arrangements (including all annuity contracts, insurance contracts, and other funding instruments), the most current determination, opinion or advisory letter issued by the Internal Revenue Service, Form 5500 Annual Reports (including all schedules and attachments) for the three (3) most recent plan years, documents, records, policies, procedures or other materials related thereto, have been furnished to EQBK. No unwritten amendment exists with respect to any written Employee Plan.

(b)    Neither Prairie nor any of its Subsidiaries has ever maintained, contributed to, had an obligation to contribute to, or incurred any liability with respect to, either (i) a “multiemployer plan” (as defined in the Code or ERISA) or (ii) an employee pension benefit plan (as defined in ERISA) that is or was subject to Title IV of ERISA or Code §412 or Code §430. Neither Prairie nor any of its Subsidiaries has ever participated in any union-sponsored multiemployer welfare benefit fund maintained pursuant to any “employee welfare benefit plan” (as defined ERISA). Neither Prairie nor any of its Subsidiaries has ever maintained, had an obligation to contribute to or incurred any liability with respect to a voluntary employees beneficiary association that is or was intended to satisfy the requirements of Code §501(c)(9). Each of the Employee Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c)    There have been no prohibited transactions (as defined in Code §4975(c)(1)), breaches of fiduciary duty or any other breaches or violations of any Law applicable to the Employee Plans that would directly or indirectly subject Prairie, any of its Subsidiaries or any Employee Plan to any taxes, penalties, or other liabilities. Each Employee Plan that is intended to be qualified under Code §401(a) has received a current favorable determination or opinion letter, as applicable. Each such Employee Plan has been operated in compliance with applicable Law and its terms, any related trust is exempt from federal income Tax under Code §501(a), and no event has occurred that will or reasonably could result in the loss of such tax exemption or to liability for any Tax under Code § 511. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to Prairie’s Knowledge, none are threatened.

(d)    No Employee Plan provides medical, surgical, hospitalization or life insurance benefits (whether or not insured) for employees, former employees, partners or any other person for periods extending beyond their retirements or other terminations of service or relationship with Prairie or any of its Subsidiaries, other than coverage mandated by Code §4980B of and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and other similar applicable Law, and neither Prairie nor any of its Subsidiaries has made any commitment to provide retiree medical, surgical, hospitalization or life insurance coverage for any current or former employee or partner of Prairie or other person (except as required by COBRA and other similar applicable Law). With respect to each Employee Plan that is a group health plan, Prairie and its Subsidiaries have complied with (i) the applicable health care continuation and notice provisions of COBRA and the applicable COBRA regulations, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, and (iii) the Patient Protection and Affordable Care Act of 2010, as amended (“PPACA”) and the regulations thereunder, and neither Prairie nor any of its Subsidiaries has incurred any liability under Code §4980 or the excise Tax or penalty provisions of PPACA.

(e)    The completion of the transactions contemplated by this Agreement will not cause a termination or partial termination, or otherwise accelerate the time of payment, exercise, or vesting, or increase the amount of compensation due to any employee, officer, former employee or former officer of Prairie or any of its Subsidiaries except (i) as required by the terms of any Employee Plan provided to EQBK or by applicable Law in connection with a qualified plan or (ii) as contemplated by this Agreement. There are no material surrender charges, penalties, or other costs or fees under an insurance, annuity, or investment contracts or any other similar investment contract that would be imposed by any Person against Prairie or any of its Subsidiaries, an Employee Plan, or any other Person, if any insurance, annuity, or investment contract or any other similar investment held by any Employee Plan were liquidated as of the Closing Date.

(f)    The ESOP was validly established under applicable Law and is, and at all times has been maintained as, a plan qualified under Code §401(a) and an employee stock ownership plan as described in Code §4975(e)(7). The trust maintained to fund the ESOP (the “ESOP Trust”) is a trust duly formed in accordance with applicable state Law and is, and at all times has been, a trust described in Code §501(a). The shares of Prairie Stock held by the ESOP Trust constitute “employer securities,” as defined in Code §409(l) and “qualifying employer securities,” as defined in ERISA §407(d)(5). Prairie has provided to EQBK any documents that provide for indemnification of the fiduciaries of the ESOP within the preceding six (6) years. To Prairie’s Knowledge, the trustees of the ESOP (the “ESOP Trustees”) have complied in all material respects with all of the responsibilities and duties imposed on the ESOP Trustees in connection with the transactions contemplated by this Agreement, including but not limited to the ESOP Trustees’ fiduciary obligations under ERISA.

(g)    All contributions to any Employee Plan (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due and payable by Prairie any of its Subsidiaries on or before the Closing Date have been timely paid to or made with respect to each Employee Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with customary accounting practices.

(h)    No participant, beneficiary or non-participating employee has been denied any benefit due or to become due under any Employee Plan. All obligations required to be performed by Prairie and any of its Subsidiaries under any Employee Plan have been performed in all material respects and neither Prairie nor any of its Subsidiaries is in default under or in violation of any provision of any Employee Plan. No event has occurred that would constitute grounds for an enforcement action by any party against Prairie, any of its Subsidiaries or any fiduciary of any Employee Plan under part 5 of Title I of ERISA under any Employee Plan.

(i)    With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or within the last six (6) years, by any corporation or trade or business, the employees of which, together with the employees of Prairie or any of its Subsidiaries, are required to be treated as employed by a single employer under any of the rules contained in ERISA or Code §414 (the “Controlled Group Plans”):

(i)    Each Controlled Group Plan that is a group health plan has been operated and administered in compliance with (i) the applicable health care continuation and notice provisions of COBRA and the applicable COBRA regulations, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, and (iii) the PPACA and the regulations thereunder, and neither Prairie nor any of its Subsidiaries has incurred any liability under Code §4980 or the excise Tax or penalty provisions of PPACA.. All Controlled Group Plans that are “group health plans” (as defined in Code §5000(b)(1) and ERISA §733(a)) have been operated up to the Closing in a manner so as to not subject Prairie or any of its Subsidiaries to any liability under Code §4980B or §4980D;

(ii)    No Controlled Group Plan is a “multiemployer plan” (as defined in the Code or ERISA), an employee pension benefit plan (as defined in ERISA) that is or was subject to Title IV of ERISA or Code §412 or Code §430, or a “multiple employer plan” (as defined in ERISA); and

(iii)    Each Controlled Group Plan that provides (or has provided within the past five (5) years) for health, dental, vision, life, disability or similar coverage is fully funded by one or more third-party insurance policies and neither Prairie nor any of its Subsidiaries is liable for self-insuring any claims arising under any such Controlled Group Plan.

Each such Controlled Group Plan is included in the listing of Employee Plans on Prairie Confidential Schedule 3.28(a).

(j)    All Employee Plan documents, annual reports or returns, audited, compiled or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed or distributed to the extent required by Law.

(k)    Except for the ESOP, no Employee Plan holds any stock or other securities of Prairie or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(l)    Prairie or any of its Subsidiaries may, at any time amend or terminate any Employee Plan that it sponsors or maintains and may withdraw from any Employee Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination.

(m)    Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code §409A(d)(1) (a “Nonqualified Deferred Compensation Plan”) has, since January 1, 2005, been maintained in good faith operational compliance with Code §409A and each Nonqualified Deferred Compensation Plan is in documentary compliance with Code §409A. Neither Prairie nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Code §409A(a)(1)(B). No currently outstanding stock option or other right to acquire Prairie Stock or other equity security of Prairie or any of its any of its Subsidiaries under any Employee Plan, or the payment of cash based on the value thereof, (A) has, as to any employee of Prairie or any of its Subsidiaries, an exercise price that was less than the fair market value of the underlying equity security as of the date such stock option or right was granted, as determined by Prairie in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, IRS Notice 2005-1 and § 1.409A-1 (b)(5)(iv) of the Treasury Regulations), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, or (C) has been granted after December 31, 2004, with respect to any class of stock of Prairie or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable Treasury Regulations under Code §409A).

Section 3.29    Obligations to Employees. All accrued obligations and liabilities of Prairie, each of its Subsidiaries and all Employee Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to any of the matters listed below have been timely paid to the extent required by applicable Law or the terms of such plan, contract program, policy, or other governing instruments: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, phantom stock and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare (including vacation and sick pay), retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to, by Prairie or any of its Subsidiaries for its current or former directors, officers, employees and agents. To the extent that payment of any obligation or liability under any of the foregoing is not currently required, adequate actuarial accruals and reserves for such payments have been and are being made by Prairie or its Subsidiaries according to RAP and applicable Law applied on a consistent basis. All obligations and liabilities of Prairie and each of its Subsidiaries for all other forms of compensation that are or may be payable to their current or former directors, officers, employees or agents, or pursuant to any Employee Plan, have been and are being paid to the extent required by applicable Law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Prairie and each of its Subsidiaries according to RAP and generally accepted actuarial principles. All accruals and reserves referred to in this Section are correctly and accurately reflected and accounted for in the Prairie Financial Statements and the books, statements and records of Prairie and each of its Subsidiaries.

Section 3.30    Interest Rate Risk Management Instruments. Neither Prairie nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Prairie or any of its Subsidiaries or for the account of a customer of Prairie or any of its Subsidiaries.

Section 3.31    Internal Controls. Prairie and each of its Subsidiaries maintains in all material respects accurate books and records reflecting its assets and liabilities and maintains in all material respects adequate internal accounting controls that are designed to provide reasonable assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Prairie and to maintain accountability for Prairie’s and its Subsidiaries’ assets; (c) access to Prairie’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of Prairie’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately. None of Prairie’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Prairie, any of its

Subsidiaries or their accountants, except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the preceding sentence.

Section 3.32    Community Reinvestment Act. The Bank is in material compliance with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder, and Prairie has furnished to EQBK copies of the Bank’s current CRA Statement and all support papers therefor. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and Prairie has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33    Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. The Bank is in material compliance with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any written notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any written notice of, nor does Prairie have any Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to the Bank’s non-compliance with such acts.

Section 3.34    Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in material compliance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including the Kansas usury statutes as they are interpreted as of the date of this Agreement, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Kansas.

Section 3.35    Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Prairie and the Bank are in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts. The Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS, and the Bank has timely filed all Suspicious Activity Reports with the Financial Institutions - Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36    Unfair, Deceptive or Abusive Acts or Practices. Neither Prairie nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which Prairie or any of its Subsidiaries is a party that allege, or to the Knowledge of Prairie, no Person has threatened to allege, that Prairie or any of its Subsidiaries has engaged in any unfair or deceptive acts or practices.

Section 3.37    Securities Not Publicly Traded. No security or interest in Prairie or any of its Subsidiaries is, or has been, publicly traded, quoted or traded on any security exchange, over-the-counter market or any interdealer quotation system including the New York Stock Exchange, Inc., The NASDAQ Stock Market LLC, the American Stock Exchange, Inc. or the Over-the-Counter Bulletin Board. Neither Prairie nor any of its Subsidiaries has ever filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act or been required to file, or has voluntarily filed, periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither Prairie nor any of its Subsidiaries has obtained a CUSIP number for any of its securities. The consummation of the transactions contemplated hereby will not require any notification or filing pursuant to Rule 10b-17 promulgated by the SEC or Rule 6490 promulgated by the Financial Industry Regulatory Authority.

Section 3.38    Proxy Statement/Prospectus. None of the information supplied or to be supplied by Prairie or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Prairie and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Prairie or any of its Subsidiaries necessary in order to make the statements therein with respect to Prairie and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

Section 3.39    Agreements Between Prairie and its Subsidiaries; Claims. Except as set forth on Prairie Confidential Schedule 3.39, there are no written or oral agreements or understandings between Prairie and any of its Subsidiaries. All past courses of dealings between Prairie and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. Prairie has no Knowledge of any Claims that Prairie has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such Claim.

Section 3.40    Representations Not Misleading. No representation or warranty by Prairie contained in this Agreement, nor, to the Knowledge of Prairie, any written statement, exhibit or schedule furnished to EQBK by Prairie under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over Prairie or its properties of the facts and circumstances upon which they were based.

Section 3.41    State Takeover Laws. The Prairie Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law.

Section 3.42    Opinion.

(a)    Prior to the execution of this Agreement, the Independent Fiduciary has received an opinion from its qualified third party appraiser who, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, determined that the Merger Consideration pursuant to this Agreement is fair, from the financial perspective of the ESOP and its participants. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

(b)    Prior to the execution of this Agreement, the Prairie Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from its financial advisor, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, determined that the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Prairie Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.43    No Other Representations or Warranties. The representations and warranties of Prairie contained in this Article III as qualified by the Prairie Confidential Schedule (and any updates thereto) constitute the sole and exclusive representations and warranties of Prairie to EQBK in connection with the transactions contemplated hereby, and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, business, assets or liabilities of Prairie or the Bank), whether made by Prairie, the Bank or any of their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives, advisors, or consultants are specifically disclaimed by Prairie.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EQBK

As a material inducement to Prairie to enter into and perform their obligations under this Agreement, and notwithstanding any examinations, inspections, audits, and other investigations heretofore and hereafter made by Prairie, except as disclosed in the disclosure schedule delivered by EQBK to Prairie before the execution of this Agreement (the “EQBK Confidential Schedule”) setting forth items of disclosure with specific reference to the particular section of this Agreement to which the information on the EQBK Confidential Schedule relates, EQBK hereby makes the following representations and warranties to Prairie as of the date of this Agreement; provided, however, that any information set forth in one section of the EQBK Confidential Schedule will be deemed to apply to each other section or subsection of this Agreement expressly referenced in such disclosure; provided, further, that, notwithstanding anything in this Agreement to the contrary, (a) reference to any dollar amounts in any representation or warranty will not be deemed to indicate that such amount is material with respect to or otherwise under any provision under this Agreement, and (b) the inclusion of an item in such EQBK Confidential Schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Change on Prairie.

Section 4.01    Organization and Qualification.

(a)    EQBK is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. EQBK has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of EQBK, as amended to date, have been made available to Prairie.

(b)    Equity Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. Equity Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of Equity Bank, as amended to date, have been made available to Prairie. Equity Bank is an insured bank as defined in the FDIA.

(c)    Merger Sub is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is wholly-owned by EQBK. Merger Sub has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Merger Sub, as amended to date, have been made available to Prairie.

Section 4.02    Authority; Execution and Delivery.

(a)    EQBK has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. EQBK has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by EQBK, and each constitutes the legal, valid and binding obligation of EQBK (assuming due authorization, execution and delivery by each other party hereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

(b)    Merger Sub has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. Merger Sub has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. At or prior to the date hereof, the sole stockholder of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interest of the sole stockholder of Merger Sub, and (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and such approval and adoption is the only approval of holders of any class of securities of Merger Sub which is required to adopt this Agreement and effect the transactions contemplated hereby. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Merger Sub, and each constitutes the legal, valid and binding obligation of Merger Sub (assuming due authorization, execution and delivery by each other party hereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03    Capitalization.

(a)    The entire authorized capital stock of EQBK consists solely of (i) 45,000,000 shares of EQBK Class A Stock, of which 7,321,984 shares are issued and outstanding, as of September 21, 2016; (ii) 5,000,000 shares of EQBK Class B Stock, of which 897,431 shares are issued and outstanding, as of September 21, 2016; and (iii) 10,000,000 shares of EQBK preferred stock, none of which are issued and outstanding.

(b)    At the Effective Time, the shares of EQBK Class A Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws, and will not be subject to any restrictions on transfer arising under the Securities Act.

Section 4.04    SEC Filings; Financial Statements.

(a)    EQBK has timely filed and made available to Prairie all forms, reports, and documents required to be filed by EQBK with the SEC since its initial public offering (collectively, the “EQBK SEC Reports”). The EQBK SEC Reports, including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time (i) at the time filed, complied or will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not or will not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EQBK SEC Reports or necessary in order to make the statements in such EQBK SEC Reports, in light of the circumstances under which they were made, not misleading. Except for any Subsidiaries of EQBK that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such Subsidiaries of EQBK, no Subsidiary of EQBK is required to file any forms, reports or other documents with the SEC.

(b)    The financial statements of EQBK contained in the EQBK SEC Reports (“EQBK Financial Statements”), including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of EQBK and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

Section 4.05    Compliance with Laws, Permits and Instruments.

(a)    Each of EQBK, Equity Bank and Merger Sub holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any court, administrative agency, commission or other governmental or regulatory authority or instrumentality, which is reasonably likely to result in a Material Adverse Change as to EQBK, individually or in the aggregate, or to the Knowledge of EQBK is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b)    Each of EQBK, Equity Bank and Merger Sub has in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and has complied in all material respects with, and is in material compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation or bylaws of EQBK, Equity Bank or Merger Sub or other governing documents of EQBK, Equity Bank or Merger Sub, as applicable (collectively, the “EQBK Constituent Documents”), (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any court, arbitrator or Governmental Entity, commission, board, bureau, agency or instrumentality applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses, except in the case of clauses (ii) and (iii), where any such noncompliance, default or violation, in the aggregate, would not have a Material Adverse Change on EQBK or any Subsidiary of EQBK.

(c)    The execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict in any material respect with, or result, by itself or with the giving of notice or the passage of time, in any material violation of or default or loss of a benefit under, (i) the EQBK Constituent Documents, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses or (iii) any material Order or Law applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses.

Section 4.06    Undisclosed Liabilities. Except for (a) liabilities and obligations incurred in the ordinary course of business since the date of the most recent EQBK Financial Statements, (b) liabilities and obligations disclosed in the appropriate EQBK SEC Reports, and (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated by this Agreement, neither EQBK nor any of its Subsidiaries has incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of EQBK and its Subsidiaries prepared in accordance with GAAP.

Section 4.07    Litigation.

(a)    Except as disclosed in EQBK’s SEC Reports, neither EQBK, Equity Bank or Merger Sub is a party to any, and there are no pending or, to the Knowledge of EQBK, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against EQBK, Equity Bank or Merger Sub which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK, Equity Bank or Merger Sub, nor, to the Knowledge of EQBK, is there any basis for any proceeding, claim or any action against EQBK, Equity Bank or Merger Sub that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK, Equity Bank or Merger Sub. There is no injunction, Order, judgment or decree imposed upon EQBK, Equity Bank or Merger Sub or the assets or Property of EQBK, Equity Bank or Merger Sub that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to EQBK, Equity Bank or Merger Sub.

(b)    No legal action, suit or proceeding or judicial is pending or, to the Knowledge of EQBK, threatened against EQBK, Equity Bank or Merger Sub that questions or would question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by EQBK or Merger Sub pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08    Consents and Approvals. The EQBK Board (at a meeting duly called and held) has approved and adopted this Agreement. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the certificates of merger with the Kansas Secretary of State pursuant to the requirements of the KGCC and the OSBC, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by EQBK and Merger Sub of this Agreement or (ii) the consummation by EQBK and Merger Sub of the transactions contemplated by this Agreement. As of the date of this Agreement, EQBK knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and EQBK has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09    Regulatory Compliance.

(a)    Neither EQBK nor Equity Bank is or has been within the last five (5) years subject to any cease-and-desist or other Order or other formal or informal enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. There is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of EQBK or Equity Bank. There are no actions or proceedings pending or, to the Knowledge of EQBK, threatened against EQBK, Equity Bank or other Subsidiary of EQBK by any Regulatory Agency. As of the date of this Agreement, EQBK is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). As of the date of this Agreement, Equity Bank is an “eligible bank” (as that term is defined in 12 C.F.R. § 303.2(r). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b)    All material reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK or Equity Bank with any federal or state regulatory authority, including any Regulatory Agency, have been duly and timely filed and all information and data contained in such reports, records or other documents are accurate and complete.

Section 4.10    Proxy Statement/Prospectus. None of the information supplied or to be supplied by EQBK or to EQBK’s knowledge any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Prairie and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to EQBK or any Subsidiary of EQBK necessary in order to make the statements therein with respect to EQBK or any Subsidiary of EQBK, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that EQBK or Equity Bank is responsible for filing with any regulatory or governmental agency in connection with the Merger or the Bank Merger shall comply with respect to EQBK and Equity Bank in all material respects with the provisions of applicable Law.

Section 4.11    Absence of Certain Changes. Except as disclosed in the EQBK SEC Reports, since December 31, 2015, (a) EQBK has conducted its business in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, had or is reasonably likely to have, a Material Adverse Change on EQBK or Equity Bank.

Section 4.12    Internal Controls. None of EQBK’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of EQBK or its accountants. EQBK has devised, established and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (except as otherwise required by RAP).

Section 4.13    Sufficiency of Funds. EQBK has sufficient cash on hand or other sources of immediately available funds to enable it to timely pay the Adjusted Cash Amount and consummate the transactions contemplated by this Agreement. At the Effective Time, EQBK shall have sufficient authorized but unissued shares of EQBK Common Stock to consummate the Merger.

Section 4.14    Solvency. Immediately after giving effect to the transaction contemplated by this Agreement, each of EQBK and Equity Bank shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of EQBK or Equity Bank. In connection with the transactions contemplated hereby, neither EQBK nor Equity Bank has incurred, or plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 4.15    Representations Not Misleading. No representation or warranty by EQBK contained in this Agreement, nor to the Knowledge of EQBK, any written statement, exhibit or schedule furnished to Prairie by EQBK under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over EQBK or their properties of the facts and circumstances upon which they were based.

Section 4.16    No Other Representations or Warranties. The representations and warranties of EQBK contained in this Article IV as qualified by the EQBK Confidential Schedule (and any updates thereto) constitute the sole and exclusive representations and warranties of EQBK to Prairie in connection with the transactions contemplated hereby, and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, business, assets or liabilities of EQBK or Equity Bank), whether made by EQBK, Equity Bank or any of their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives, advisors, or consultants are specifically disclaimed by EQBK.

ARTICLE V

COVENANTS OF PRAIRIE

Section 5.01    Commercially Reasonable Efforts. Prairie will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02    Shareholders’ Meeting.

(a)    Subject to a Change in Recommendation in accordance with Section 5.22, Prairie, acting through the Prairie Board, shall, in accordance with applicable Law:

(i)    duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger, and the transactions contemplated hereby;

(ii)    require no greater than the minimum vote of the capital stock of Prairie required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby;

(iii)    include in the Proxy Statement/Prospectus the recommendation of the Prairie Board that the shareholders of Prairie vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(iv)    cause the Proxy Statement/Prospectus to be mailed to the shareholders of Prairie as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by shareholders holding at least the minimum number of shares of Prairie Stock entitled to vote at the Shareholders’ Meeting necessary to approve the foregoing under applicable Law. The letter to shareholders, notice of meeting, proxy statement of Prairie and form of proxy to be distributed to shareholders in connection with the Merger shall be in form and substance reasonably satisfactory to EQBK and are collectively referred to herein as the “Proxy Statement/Prospectus”.

(b)    Notwithstanding anything to the contrary contained in this Agreement, Prairie shall not be required to hold the Shareholders’ Meeting if this Agreement is terminated pursuant to Section 9.01 prior to the scheduled time of the Shareholders’ Meeting.

(c)    Prairie shall cause the Independent Fiduciary to conduct a vote of the ESOP participants in accordance with the requirements of Code section 409(e) and shall vote, or direct the trustee of the ESOP how to vote, the shares of Prairie Stock held by the ESOP at the Shareholder’s Meeting in accordance with its ERISA fiduciary duties.

Section 5.03    Information Furnished by Prairie. Prairie shall promptly following receipt of a written request from EQBK furnish or cause to be furnished to EQBK, all information concerning Prairie, including but not limited to financial statements, required for inclusion in any statement or application made or filed by EQBK to any governmental body in connection with the transactions contemplated by this Agreement or in connection with any unrelated transactions during the pendency of this Agreement. Prairie represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Prairie shall otherwise fully cooperate with EQBK in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.

Section 5.04    Required Acts. Between the date of this Agreement and the Closing, Prairie will, and will cause of each of its Subsidiaries including the Bank to, unless otherwise permitted in writing by EQBK:

(a)    operate (including the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

(b)    except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted and unavoidable casualty;

(c)    perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as Prairie or any of its Subsidiaries may in good faith reasonably dispute;

(d)    except as required by prudent business practices, use all commercially reasonable efforts to maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e)    timely file, subject to extensions, all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate proceedings;

(f)    timely file, subject to extensions, all Tax Returns required to be filed by it and promptly pay all material taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

(g)    withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all Taxes required to be withheld therefrom and pay the same to the proper Tax receiving officers;

(h)    except for the audit of Prairie’s financial statements for 2015 and, if necessary, 2016 as contemplated by Section 5.13(a) which will be prepared in accordance with GAAP, account for all transactions and prepare all financial statements in accordance with RAP (and on or prior to Closing, cause all Prairie Financial Statements to be modified to comply with GAAP applied on a consistent basis during the periods and at the dates involved, except as may be indicated in the notes thereto);

(i)    promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(j)    maintain the allowance for loan losses account in an amount reasonably estimated to be adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements; provided, further, that such allowance for loan losses as determined in accordance with RAP, shall equal at least $2,075,000;

(k)    except as otherwise provided in this Agreement, pay or accrue all costs, expenses and other charges to be incurred by Prairie or any Subsidiary thereof in connection with the Merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

(l)    ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance RAP).

Section 5.05    Prohibited Acts. Between the date of this Agreement and the Closing, Prairie will not, and will not permit any of its Subsidiaries including the Bank to, without the prior written consent of EQBK, except as set forth on Prairie Confidential Schedule 5.05:

(a)    merge into, consolidate with or sell any assets to any other Person or entity, change Prairie’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of Prairie Stock or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(b)    except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from Prairie or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(c)    declare, set aside or make any payment of dividends or make any other distribution to its shareholders, whether in cash, shares or other property, provided, that, Bank may pay cash dividends to Prairie to fund Prairie’s payment of Prairie Merger Costs;

(d)    obligate itself to purchase, retire or redeem, any of its capital shares or other securities;

(e)    discharge or satisfy any material Lien, charge or encumbrance or pay any material obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f)    issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g)    accelerate the vesting of pension or other benefits in favor of employees of Prairie or any of its Subsidiaries, except according to the Employee Plans or as otherwise contemplated by this Agreement or as required by applicable Law;

(h)    acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any material liability from the business, operations or liabilities of such Person);

(i)    mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances and (ii) pledges of assets to secure public funds deposits;

(j)    enter into any employment or consulting contract (other than as contemplated by the terms of the Employee Plans or this Agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable Law or by this Agreement;

(k)    make any capital expenditures or capital additions or betterments, except for such capital expenditures or capital additions that are set forth in writing in the budget provided to EQBK or that are reasonably necessary to prevent deterioration of the condition of a property;

(l)    sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(m)    except as required by any applicable Regulatory Agency or applicable Law. make any, or acquiesce with any, (i) material change in any credit underwriting standards or practices, including loan loss reserves, (ii) material change in any asset liability management techniques, (iii) change in any accounting methods, principles or material practices, or (iv) tax election, change in taxable year, material amendment of a Tax Return, settlement of any Tax claim or assessment relating to Prairie or any of its Subsidiaries, or surrender any claim to a Tax refund;

(n)    reduce the amount of the Bank’s allowance for loan losses except through charge offs;

(o)    sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(p)    renewed, extended the maturity of, or altered any of the terms of any loan classified by Prairie as “substandard” and “problem” or other words of similar import;

(q)    Prairie’s election to be an S corporation shall not have been revoked, and neither Prairie or any of its Subsidiaries shall revoke or allow any action to be taken (other than the consummation of the Merger) that would result in the termination of any Subsidiary’s election to be treated as a qualified subchapter S subsidiary (as defined in Code § 1361(b)(3)(B)); or

(r)    enter into any acquisitions or leases of real property, including new leases and lease extensions, other than in the ordinary course of business consistent with past practice or through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies;

Section 5.06    Access; Pre-Closing Investigation.

(a)    Subject to the provisions of the Confidentiality Agreement, Prairie will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of EQBK reasonable access during normal business hours, to the extent legally permissible, to the properties, books, contracts and records of Prairie and each of its Subsidiaries, permit EQBK to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as they may reasonably require and furnish to EQBK, to the extent legally permissible, during such period all such information concerning Prairie, each of its Subsidiaries and its affairs as EQBK may reasonably request, in order that EQBK may have an opportunity to make such reasonable investigation as it desires to make of the affairs of Prairie and each of its Subsidiaries, including access sufficient to verify the value of the assets and the liabilities of Prairie and each of its Subsidiaries and the satisfaction of the conditions precedent to EQBK’s obligations described in Article VIII of this Agreement. EQBK will use its commercially reasonable efforts not to disrupt the normal business operations of Prairie or any of its Subsidiaries. Prairie agrees at any time, and from time to time, to furnish to EQBK as soon as reasonably practicable, any additional information that EQBK may reasonably request. Neither Prairie nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of Prairie, cause significant competitive harm to it or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, violate or prejudice the rights of Prairie’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b)    No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07    Additional Financial Statements and Tax Returns. Prairie will promptly furnish to EQBK true and complete copies of (a) each Call Report prepared after the date of this Agreement promptly after such reports are made available to the FDIC, (b) each Tax Return for Prairie and any of its Subsidiaries prepared after the date of this Agreement promptly after such returns are made available to the IRS, (c) the compiled consolidated balance sheet of Prairie as of December 31, 2015, the compiled consolidated statement of income and changes in shareholders’ equity of Prairie for the year ended December 31, 2015, and the compiled consolidated statement of cash flows of Prairie for the year ended December 31, 2015, promptly after such each such compiled financial statement is made available to Prairie, and (d) unaudited month-end financial statements of Prairie.

Section 5.08    Untrue Representations. Prairie will promptly notify EQBK in writing if Prairie becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any representation or warranty made in or pursuant to this Agreement or that results in the failure of Prairie or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 5.09    Litigation and Claims. Prairie will promptly notify EQBK in writing of any litigation, or of any claim, controversy or contingent liability that might be reasonably expected to become the subject of litigation, against Prairie or any of its Subsidiaries or affecting any of their properties, and Prairie will promptly notify EQBK of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of Prairie, threatened against Prairie or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Prairie or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10    Material Adverse Changes. Prairie will promptly notify EQBK in writing if any change or development has occurred or, to the Knowledge of Prairie, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on Prairie and its Subsidiaries, taken as a whole, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement in any material respect, or (c) would cause the conditions in Article VIII not to be satisfied.

Section 5.11    Consents and Approvals. Prairie will use its commercially reasonable efforts to obtain all consents and approvals from third parties, including those listed on Prairie Confidential Schedule 2.02(i), necessary to consummate the transactions contemplated by this Agreement.

Section 5.12    Environmental Investigation.

(a)    EQBK and its consultants, agents and representatives will have the right, to the same extent that Prairie has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement. EQBK will notify Prairie prior to any physical inspections of the Property, and Prairie may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by EQBK, EQBK will (i) notify Prairie of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. EQBK will give reasonable notice to Prairie of such Secondary Investigations, and Prairie may place reasonable time and place restrictions on such Secondary Investigations. After completing the Environmental Inspections and Secondary Investigation contemplated by this Agreement, EQBK shall remove the equipment and restore any part of the Property that was affected by its activities to a condition that is reasonably similar to the condition of the Property at the time immediately preceding the commencement of said activities.

(b)    Prairie agrees to make available to EQBK and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other Environmental Inspections and surveys. Prairie also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with EQBK and will be entitled to certify the same in favor of EQBK and its consultants, agents and representatives and make all other data available to EQBK and its consultants, agents and representatives.

Section 5.13    Registration Statement and Proxy Statement/Prospectus.

(a)    Prairie agrees to cooperate and assist EQBK in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of EQBK Stock to be issued as part of the Merger Consideration provided for herein, and the Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to EQBK all information concerning Prairie and each of its Subsidiaries that EQBK may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/Prospectus; provided, however, that if the Prairie Board effects a Change in Recommendation, Prairie may cease to use such efforts. To the extent requested by EQBK, Prairie will engage a mutually acceptable certified public accounting firm to perform an audit of Prairie’s financial statements for 2015 and, if necessary, 2016 for inclusion in the Registration Statement or other filing with the SEC by EQBK; provided, that EQBK shall pay for or otherwise be responsible for one-half of the costs, fees and expenses relating to the performance of such audit(s) as contemplated by and in accordance with Section 1.06(a)(I). A Change in Recommendation effected in accordance with the provisions of Section 5.22 will not constitute a breach by Prairie of this Agreement. None of the information supplied or to be supplied by Prairie or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of Prairie and, as the Registration Statement and the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Prairie necessary in order to make the statements therein with respect to Prairie, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that Prairie is responsible for filing with any regulatory or governmental agency in connection with the Merger shall comply with respect to Prairie in all material respects with the provisions of applicable Law.

(a)    The Prairie Board has resolved to recommend to the Prairie shareholders that they approve this Agreement and the Merger and, subject to a Change in Recommendation in accordance with Section 5.22, shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the purposes of this Agreement. Subject to a Change in Recommendation in accordance with Section 5.22, the Prairie Board shall (i) include in the Proxy Statement/Prospectus the recommendation of the Prairie Board that the shareholders of Prairie vote in favor of this Agreement, the Merger and the transactions contemplated hereby, (ii) use its commercially reasonable efforts to obtain such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby, (iii) perform such other acts as may reasonably be requested by EQBK to ensure that such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby are obtained, and (iv) cause the Proxy Statement/Prospectus to be mailed to the shareholders of Prairie as soon as practicable after the Registration Statement becomes effective with the SEC.

(b)    If Prairie becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, Prairie shall promptly inform EQBK thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 5.14    Benefit Plans.

(a)    Prairie will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is a Code section 401(a) qualified retirement plan, except for the ESOP (each a “Retirement Plan”) and related trust sponsored by Prairie or any of its Subsidiaries, effective no later than the date immediately before the Closing Date. Prairie will provide EQBK evidence or such other confirmation from Prairie which EQBK deems appropriate that (i) each such Retirement Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action and (ii) at the request of EQBK, Prairie has submitted to the IRS an application for determination of the tax-qualified status of any qualified plan relating to its termination. Prairie may amend any Retirement Plan to include any provisions that are necessary or desirable in connection with the termination of such Retirement Plan; provided, that any cost associated with such amendment shall be paid by Prairie. Provided EQBK’s request to file an application for determination is given at least ninety (90) days prior to the Closing, such application will be: (x) filed on or before the Closing and (y) any costs incurred prior to the Closing related to such termination shall be paid (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) solely by Prairie and reflected in the calculation of Adjusted Equity.

(b)    At the direction of EQBK, Prairie will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is an employee welfare benefit plan, as defined in ERISA § 3(1) (“Welfare Plan”), effective not later than immediately before the Closing. Prairie will provide EQBK evidence or such other confirmation from Prairie which EQBK deems appropriate that each such Welfare Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action. Notwithstanding the foregoing, without the consent of EQBK, Prairie shall not take, or permit any of its Subsidiaries to take, any action to terminate any Welfare Plan that is a group medical plan.

Section 5.15    Termination of Contracts.

(a)    Except as otherwise provided in Section 5.24, Prairie and each of its Subsidiaries will, with regard to any contract to which Prairie or any Subsidiary is a party identified by EQBK prior to the Calculation Date, cooperate with and take such actions as reasonably requested by EQBK to terminate any such contract on a date to be determined by EQBK, in its sole discretion; provided, that, except for those contracts set forth on Prairie Confidential Schedule 5.15(a) which EQBK shall be responsible for the costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid in connection with the termination of such contract, any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Prairie or any of its Subsidiaries in connection with the termination of any contract, regardless of whether such contract is identified by EQBK, shall be accrued or paid by Prairie or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(a) and shall be reflected in the calculation of Adjusted Equity as contemplated by Section 1.06(a). For the avoidance of doubt, EQBK will not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract except those contracts explicitly set forth on Prairie Confidential Schedule 5.15(a).

(b)    Prairie and each of its Subsidiaries will cooperate with EQBK in EQBK’s negotiation in good faith of a reasonable settlement of the termination of Prairie’s and/or each of its Subsidiaries’ data processing/technology contracts listed on Prairie Confidential Schedule 5.15(b); provided, that, unless such data processing and technology contracts are set forth on Prairie Confidential Schedule 5.15(a), any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by Prairie or any of its Subsidiaries in connection with the termination of such data processing and technology contracts shall be accrued or paid by Prairie or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(b) and shall be reflected in the calculation of Adjusted Equity as contemplated by Section 1.06(a).

(c)    Any such notice and actions by Prairie and/or each of its Subsidiaries pursuant to this Section 5.15 will be in accordance with the terms of such contracts.

Section 5.16    Conforming Accounting Adjustments. Prairie and each of its Subsidiaries shall, if reasonably requested by EQBK, consistent with GAAP, immediately prior to Closing, make such accounting entries as EQBK may reasonably request in order to conform the accounting records of Prairie and each of its Subsidiaries to the accounting policies and practices of EQBK; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any governmental agency or regulatory authority, (c) violate any Law applicable to Prairie or any of its Subsidiaries, (d) affect in any manner the Merger Consideration, or (f) be an acknowledgment by Prairie (i) of any adverse circumstances for purposes of determining whether the conditions to EQBK’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to EQBK’s obligations under this Agreement set forth in Section 8.08.

Section 5.17    Regulatory and Other Approvals. Prairie, at its own expense, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by Prairie in connection with this Agreement and the other agreements contemplated hereby. Prairie will promptly furnish EQBK with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. Prairie will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties listed on Prairie Confidential Schedule 3.08 prior to the Closing.

Section 5.18    Tax Matters.

(a)    Michael C. Mense, as the individual appointed to represent the shareholders of Prairie with respect to certain tax matters arising under this Section 5.18 (or any successor appointed by Michael C. Mense in writing who accepts the position, “Shareholders’ Representative”), shall prepare and file or cause to be prepared and filed, at the expense of Prairie, all federal income Tax Returns for Prairie, including any amended Tax Returns, for the periods ending on or prior to the Closing Date (the “Pre-Closing Tax Returns”), and all such Tax Returns shall be filed in a manner consistent with past custom and practice and any existing elections. The Shareholders’ Representative shall provide EQBK with copies of any such Tax Returns at least fifteen (15) Business Days prior to the due date for such Pre-Closing Tax Returns and shall allow EQBK to review, comment upon and reasonably approve without undue delay any Pre-Closing Tax Return prepared pursuant to the first sentence of this Section 5.18(a).

(b)    EQBK shall prepare or cause to be prepared and file or caused to be filed all Tax Returns for Prairie for all periods beginning on or after the Closing Date that are filed after the Closing (“Post-Closing Tax Returns”). Prairie shall include in its income on Prairie’s federal Pre-Closing Tax Returns and state income and franchise Pre-Closing Tax Returns for all periods through the Closing Date and pay any federal and state Taxes attributable to such income and to include such income gains, losses and deductions on K-1s issued to Prairie consistent with Prairie’s qualifications as a S corporation under the Code pursuant to applicable Law. Prairie shall furnish Tax information to EQBK for inclusion in EQBK’s federal consolidated income Tax Return for the period beginning after the Closing Date in accordance with Prairie’s past custom and practice. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes other than real property or ad valorem Taxes of Prairie for any portion of the Straddle Period through the Closing Date shall be determined on an interim closing of the books as of the close of business on the Closing Date and the amount of all real property or ad valorem Taxes shall be determined for that portion of the Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of the days from the beginning of the Straddle Period through the Closing Date and the denominator of which is the total number of days in the Straddle Period.

(c)    All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by Prairie when due, and Prairie will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, EQBK will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(d)    Each party will promptly notify the other party upon becoming aware of the commencement of any audit, examination, claim or other proposed claim or adjustment of any federal income, or state or local income Tax Return of Prairie or its Subsidiaries for a period that ends on or before the Closing Date, as well as any notice of assessment or notice and demand for payment, concerning any federal, state or local income Taxes of Prairie or its Subsidiaries for a period that ends or before the Closing Date (collectively, the “Tax Proceeding”). The Shareholders’ Representative may elect to control the Tax Proceeding in accordance with the provisions of this Section 5.18. In the event Shareholders’ Representative elects to represent Prairie or its Subsidiaries in any such Tax Proceeding, the Shareholders’ Representative shall within five (5) Business Days of becoming aware of such Tax Proceeding (or sooner, if the nature of the Tax Proceeding so requires) notify EQBK of its intent to do so, and shall control the strategy, defense and settlement of any Tax audit or administrative or court proceeding relating to federal income or state or local income Taxes of Prairie or its Subsidiaries attributable to any period that ends on or before the Closing Date EQBK shall (i) reasonably cooperate with the Shareholders’ Representative and its counsel in the defense against or compromise of any claim in any Tax Proceeding controlled by the Prairie and (ii) have (A) the right to participate fully in the Tax Proceeding, including through separate counsel of its own choosing at its sole cost and expense, (B) the right to receive reasonable advance notice from the Shareholders’ Representative of any meetings, hearings, or proceedings, and the Shareholders’ Representative shall execute any necessary powers of attorney allowing EQBK’s representative to participate in the Tax Proceeding, and (C) the right to review in advance and comment on any pleadings, briefs, or other documents to be filed. Neither Prairie nor the Shareholders’ Representative may consent to any judgment or enter into any settlement, closing or other agreement with respect to any Tax Proceeding without the prior written consent of EQBK which consent may not be unreasonably withheld, conditioned or delayed; provided, however, that to the extent that any such settlement, closing or other agreement of a Tax Proceeding would materially adversely impact EQBK such consent may be withheld by EQBK in its sole discretion.

(e)    If the Shareholders’ Representative elects not to represent Prairie and its Subsidiaries in the Tax Proceeding or fails to timely notify EQBK of its election as provided herein, then EQBK may represent the interest of Prairie and its Subsidiaries in any such Tax Proceeding in any manner that it reasonably may deem appropriate and the Shareholders’ Representative shall reasonably cooperate with EQBK to the extent reasonably requested by EQBK and the Shareholders’ Representative shall execute any necessary powers of attorney allowing EQBK’s representative to participate in the Tax Proceeding, provided that EQBK may settle any such Tax Proceeding in its sole discretion without the consent of Shareholders’ Representative.

(f)    Any Tax Proceeding relating to a Straddle Period of Prairie and its Subsidiaries shall be jointly controlled and conducted by EQBK and the Shareholders’ Representative, and neither party shall be permitted to settle or compromise any such Tax Proceeding without the consent of the other.

(g)    Without the prior written consent of the Shareholders’ Representative (which may not be unreasonably withheld, conditioned or delayed), EQBK will not file any amended federal income Tax Return for Prairie or its Subsidiaries relating to any period that ends on or before the Closing Date, and will prevent Prairie from filing such amended federal income Tax Returns.

(h)    EQBK, Prairie and the Shareholders’ Representative will maintain all Tax records, working papers and other supporting financial records and documents relating to the Tax Returns filed by Prairie and the Subsidiaries for all open years for periods that end on or before the Closing Date or for other Tax periods to the extent the Tax Returns affect Taxes payable for any period ending on or before the Closing Date. These Tax Returns will be delivered to and maintained by EQBK for a period of six (6) years after the Closing, and EQBK will make the same available to the Shareholders’ Representative or his agents at reasonable times for inspection and copying at the Shareholders’ Representative’s expense.

(i)    Prairie and EQBK further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

Section 5.19    Disclosure Schedules. At least five (5) Business Days prior to the Closing, Prairie agrees to provide EQBK with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the date that such supplemental disclosure schedules are provided (the “Initial Supplement Date”), and, at least one (1) Business Day prior to the Closing, Prairie agrees to provide EQBK with supplemental disclosure schedules reflecting material changes (if any) thereto between the Initial Supplement Date and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.20    Transition.

(a)    The senior officers of Prairie and the Bank agree to meet with senior officers of EQBK as reasonably requested by EQBK to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of Prairie and the Bank agrees to give due consideration to EQBK’s input on such matters, consistent with this Section 5.20, with the understanding that EQBK shall in no event be permitted to exercise control of Prairie or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, Prairie and the Bank shall have no obligation to act in accordance with EQBK’s input. Commencing after the date hereof and to the extent permitted by applicable Law, EQBK, Prairie and the Bank shall use their commercially reasonable efforts to plan the integration of Prairie and the Bank with the businesses of EQBK and their respective affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall EQBK or its affiliates be entitled to control Prairie or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of Prairie and the Bank in the ordinary course of business, Prairie’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including, at the expense of EQBK, support from Prairie’s and the Bank’s outside contractors, and to assist EQBK in performing all tasks reasonably required to result in a successful integration at the Closing. EQBK shall provide such assistance of its personnel as Prairie and the Bank shall request to permit Prairie and the Bank to comply with their obligations under this Section 5.20.

(b)    Following receipt of all regulatory approvals required for the consummation of the transactions contemplated by this Agreement, each of Prairie and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit EQBK to take all reasonable actions that EQBK deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable EQBK, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to Prairie and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA. Any such actions shall be at the expense of EQBK.

Section 5.21    Execution of Releases. Prairie shall use its best efforts to cause the persons set forth on Prairie Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases as described in Section 8.06.

Section 5.22    No Solicitation of Other Acquisition Proposals.

(a)    Subject to the provisions of this Section 5.22, Prairie will not, and will cause its Subsidiaries not to, and will cause Prairie’s and its Subsidiaries’ respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.22(b)). Prairie shall, and shall cause each of its officers, directors, employees, Affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than EQBK or Merger Sub) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its officers, directors, employees, Affiliates, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b)    Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the approval of the Prairie shareholders, in the event that Prairie receives a bona fide Acquisition Proposal that is not received in violation of this Section 5.22, Prairie and its Board may participate in discussions or negotiations with, or furnish any information to, any Person making such Acquisition Proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion if Prairie’s Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to Prairie a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties; provided, however, that, prior to providing any nonpublic information to such Person or participating in discussions or negotiations with such Person, Prairie shall have entered into a confidentiality agreement with such Person on terms that are substantially similar to the confidentiality provisions of the Confidentiality Agreement and that any nonpublic information concerning Prairie and its Subsidiaries provided to such Person, to the extent not previously provided to EQBK, is promptly provided to EQBK. In addition, nothing herein shall restrict Prairie from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

(c)    Prairie will promptly (and in any event within 48 hours) notify EQBK of the receipt by Prairie of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. Prairie will (subject to the fiduciary duties of the board of directors) keep EQBK reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto and will promptly notify EQBK of any determination by Prairie’s Board that such Acquisition Proposal constitutes a Superior Proposal.

(d)    Prairie’s Board may, at any time prior to obtaining the approval of the Prairie shareholders, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to EQBK or withdraw Prairie Recommendation ((i) or (ii) above being referred to as a “Change in Recommendation”), provided that (x) prior to such Change in Recommendation, Prairie’s Board shall determine, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) such Change in Recommendation is in connection with a Superior Proposal or an Intervening Event and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account any action taken by EQBK pursuant to Section 5.22(e).

(e)    Notwithstanding anything to the contrary contained in this Agreement, Prairie may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies EQBK in writing of its intention to take such action at least five (5) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, identifying the Person(s) making such Superior Proposal and providing EQBK an unredacted copy of all of the agreements with the party making such Superior Proposal, (ii) EQBK does not make, after being provided with reasonable opportunity to negotiate with Prairie and its agents and representatives, within such five (5) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that Prairie’s Board determines, in good faith after consultation with its counsel and financial advisors, is at least as favorable to Prairie’s shareholders as such Superior Proposal and (iii) Prairie is not in material breach of this Section 5.22.

Section 5.23    Section 338(h)(10) Tax Election.

(a)    Each of Prairie’s shareholder (and shareholder’s spouse where required by applicable Law) and EQBK shall make a joint election under Section 338(h)(10) of the Code and under any comparable provision of applicable state and local Law with respect to EQBK’s purchase of the Prairie Stock pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”). The parties shall treat the Merger, for U.S. federal income Tax purposes (and for all applicable state and local income Tax purposes), (i) as a fully taxable sale of the Prairie Stock to EQBK, and (ii) as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code. The parties agree to prepare and file all Tax Returns to be filed with any Tax authority in a manner consistent with the foregoing and further agree to not take any position inconsistent therewith.

(b)    The shareholders of Prairie shall include any income, gain, loss, deduction, or other Tax item resulting from the Section 338(h)(10) Elections on its Tax Returns to the extent required by applicable Law. The shareholders of Prairie shall pay any Tax incurred by Prairie or any of its Subsidiaries that is imposed by Section 1374 of the Code and any analogous state or local Tax that results from the Section 338(h)(10) Elections. EQBK and the shareholders of Prairie shall take all necessary steps and cooperate in good faith, including the exchange of information, to effect and preserve valid and timely Section 338(h)(10) Elections. Unless required by applicable Law, (i) each of the parties shall, and shall cause each of their respective Affiliates to, report, act and file all Tax Returns in all respects and for all purposes consistent with the Section 338(h)(10) Elections, and (ii) no Party shall take, or shall cause any of its Affiliates to take, any position that is inconsistent with the Section 338(h)(10) Elections.

(c)    At least ten days before Closing Date, EQBK shall provide Prairie with a list of the states for which a Section 338(h)(10) Election would be made and a copy of a blank election form, if any applicable for each state. At the Closing, Prairie shall deliver to EQBK an Internal Revenue Service Form 8023, Elections Under Section 338 for Corporations Making Qualified Stock Purchases, and any corresponding forms under comparable provisions of applicable state, local or foreign tax Law, with respect to the Section 338(h)(10) Elections, in form and substance reasonably acceptable to EQBK and duly executed by each shareholder (and shareholder’s spouse if required by applicable Law) of Prairie. As requested from time to time by Prairie or EQBK (whether before, at, or after the Closing), the shareholders of Prairie and EQBK shall assist each other in, and shall provide the necessary information to each other, in connection with the preparation of any other forms and documentation required to effect valid and timely Section 338(h)(10) Elections. Upon delivery of any other additional forms or documentation by EQBK to the shareholders of Prairie, the shareholders of Prairie shall cause any such additional form or documentation to be duly executed and promptly deliver such executed additional form or documentation to EQBK. EQBK shall be responsible for the timely filing of the Section 338(h)(10) Elections with the appropriate Tax authority and shall provide the Shareholders’ Representative with a copy of the Section 338(h)(10) Election forms as filed within five days after filing.

(d)    As soon as reasonably practicable following the Closing, EQBK and Shareholders’ Representative shall consult with each other with respect to the allocation of the Aggregate Deemed Sales Price and Adjusted Grossed-up Basis (as each such term is defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Sales Price and Adjusted Grossed-up Basis among the Subject Assets of the Company. If EQBK and Shareholders’ Representative mutually agree upon such allocation, (i) Shareholders’ Representative and their respective Affiliates shall report and file Tax Returns (including, but not limited to, IRS Form 8883), and shall act, in all respects and for all Tax purposes consistent with such mutually agreed upon allocation, and (ii) neither Shareholders’ Representative nor EQBK shall, or shall cause or permit their respective Affiliates to, take any position (whether in audits, Tax Returns, or otherwise) which is inconsistent with such mutually agreed upon allocation; provided, however, that nothing contained herein shall prevent a Party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of such allocation, and no Party shall be required to litigate any proposed deficiency or adjustment by any Governmental Authority challenging such allocation.

Section 5.24    ESOP. No later than ten (10) calendar days before the Closing Date, Prairie shall or shall cause the Bank to adopt, contingent upon the Closing, such resolutions and/or amendments (and take any other required action) to amend the ESOP to provide that: (a) the ESOP shall be “frozen” as of the Closing such that no new participants shall enter the plan, no further vesting credit shall accrue, and no additional contributions shall be made to the ESOP; (b) all ESOP participants shall become immediately and 100% vested in their accounts; (c) the aggregate Merger Consideration received by the ESOP Trustees with respect to the unallocated Prairie Stock held in the ESOP to first be applied to the full repayment of the exempt ESOP loan (the “ESOP Loan”), as described Code §4975(d)(3), the proceeds of which were used to acquire the Prairie Stock, and thereafter to be properly allocated in a manner permissible by the IRS and for the exclusive benefit of participants in the ESOP; (d) the ESOP shall be terminated immediately following the Closing; and (e) that a committee as determined or appointed by EQBK shall be responsible for administering the ESOP during the period following the Closing until all of its assets are fully distributed in complete termination of the ESOP. No later than on the Closing Date, EQBK shall appoint one or more individual Trustees or a corporate Trustee to administer the ESOP in accordance with the terms of the ESOP Trust. Any corporate Trustee shall be a directed Trustee who shall perform its duties pursuant to written instructions from an EQBK authorized officer or the ESOP committee member, including, but not limited to, any sale of EQBK Class A Stock held in the ESOP Trust. Following the Closing, EQBK shall prepare and file or cause to be filed all necessary documents with the IRS for a determination letter with respect to the termination of the ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in the ESOP shall be distributed to participants and beneficiaries.

ARTICLE VI

COVENANTS OF EQBK

Section 6.01    Commercially Reasonable Efforts. EQBK shall use its respective commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with this Agreement.

Section 6.02    Regulatory Filings; Registration Statement.

(a)    EQBK and Merger Sub, at their own expense, with the cooperation of Prairie, at its own expense, shall promptly file or cause to be filed within thirty (30) days of the date of this Agreement applications for all regulatory approvals required to be obtained by EQBK or Merger Sub in connection with this Agreement and the transactions contemplated hereby, including the necessary applications for the prior approval of the Merger by the Federal Reserve and the OSBC.

(b)    EQBK shall, at EQBK’s expense, reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of EQBK Stock for the Stock Consideration and shall, with the cooperation of Prairie and the Bank, at EQBK’s expense, file with the SEC the Registration Statement, which Registration Statement will contain the Proxy Statement/Prospectus, and EQBK shall use its commercially reasonable efforts to cause the Registration Statement to become effective at the earliest practicable time. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the Prairie shareholders at the time of the Shareholders’ Meeting and on the Effective Time, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c)    EQBK shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, or any notice filings required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals, or make such notice filings, on a timely basis.

(d)    EQBK shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act, relating to the Merger and the transactions contemplated herein.

(e)    EQBK shall keep Prairie reasonably informed as to the status of such applications and filings and shall notify Prairie promptly of any developments that reasonably could be expected to significantly delay the completion of the Merger. Prairie shall have the right to review in advance, subject to applicable Laws relating to the exchange of information, all material non-confidential written information to be submitted to the Regulatory Agencies in connection with the transactions contemplated by this Agreement.

(f)    If EQBK becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, EQBK shall promptly inform Prairie thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 6.03    Untrue Representations. EQBK shall promptly notify Prairie in writing if EQBK becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any representation or warranty made in or pursuant to this Agreement or that results in the failure of EQBK to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 6.04    Litigation and Claims. EQBK shall promptly notify Prairie of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of EQBK, threatened against EQBK or any Subsidiary of EQBK that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by EQBK or any Subsidiary of EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.05    Material Adverse Changes. EQBK shall promptly notify Prairie in writing if any change or development shall have occurred or, to the Knowledge of EQBK, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse

Change on EQBK, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement in any material respect or (c) would cause the conditions in Article VII not to be satisfied.

Section 6.06    Consents and Approvals. EQBK shall use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties necessary to consummate the transactions contemplated by this Agreement at the earliest practicable time.

Section 6.07    Employee Matters.

(a)    At the Effective Time, EQBK may, in its sole and absolute discretion, either discontinue the employment of one or more current employees of Prairie or any of its Subsidiaries (each a “Terminated Employee”), or continue the employment of one or more current employees of Prairie or any of its Subsidiaries (each a “Continuing Employee”) and provide benefits to such Continuing Employee as described in this Section 6.07. EQBK shall consult with the President of Prairie with respect to the termination of any such employees in connection with the Closing. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of EQBK, each Continuing Employee shall be entitled, as an employee of EQBK or its Subsidiaries, to participate in the employee benefit plans of EQBK provided to similarly situated employees of EQBK or its Subsidiaries, if such Continuing Employee shall be eligible under such plans and, if required, selected for participation therein under the terms thereof and makes any required contributions. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 6.07 is not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of EQBK or its Subsidiaries. The provisions of this Section 6.07 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, EQBK shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continuing Employee may participate (excluding any defined benefit pension plan), credit each Continuing Employee with his or her term of service with Prairie or any of its Subsidiaries to the extent such service was recognized under the analogous Employee Plan of Prairie or any of its Subsidiaries.

(b)    With respect to each Terminated Employee and with respect to each Continuing Employee who, within six (6) months after the Closing Date, is either terminated by EQBK, other than for cause, or voluntarily terminates because of a material diminution in the employee’s base salary, duties or because the geographic location at which the employee must perform his or her services is changed by more than 30 miles from the primary location at which such employee performs services at the Effective Time, EQBK shall, provided that such Terminated Employee or terminated Continuing Employee has executed a final and binding general release of claims against Prairie, the Bank, EQBK and Equity Bank and their Affiliates, pay up to a maximum of twelve (12) weeks of severance pay based upon a formula of two (2) weeks’ base pay for each whole year of service with EQBK, Equity Bank, Prairie or the Bank (with a minimum of four (4) weeks of severance pay), less applicable federal, state and local tax withholding. Such severance pay shall be paid by EQBK in accordance with EQBK’s regular payroll practices in the later of (i) the regular payroll cycle that immediately follows the regular payroll cycle in which the termination of employment occurs, or (ii) the regular payroll cycle in which the Continuing Employee’s right to revoke the general release expires without such employee revoking the general release, provided that if the time period for executing the general release commences in one calendar year and ends in the following calendar year, then the lump sum severance shall be paid in the first practicable payroll cycle in the following calendar year. Terminated Employees and Continuing Employees are intended third party beneficiaries of Section 6.07(a) and Section 6.07(b).

(c)    Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Prairie or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, EQBK, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Prairie, EQBK or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Prairie or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Employee Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Employee Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.18, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Prairie or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.08    Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, EQBK shall conduct its business in the ordinary course as heretofore conducted. For purposes of this Section 6.08, the ordinary course of business shall consist of the banking and related business as presently conducted by EQBK and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.09    Access to Properties and Records. Subject to the Confidentiality Agreement, to the extent permitted by applicable Law, and solely for the purposes of verifying the representations and warranties of EQBK and preparing for the Merger and the other matters contemplated by this Agreement, EQBK shall, and shall cause each of its Subsidiaries to, upon reasonable notice from Prairie to EQBK (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of Prairie reasonable access to the properties, books and records of EQBK and its Subsidiaries during normal business hours in order that Prairie may have the opportunity to make such reasonable investigation of the affairs of EQBK and its Subsidiaries, and (b) furnish Prairie with such additional financial and operating data and other information as to the business and properties of EQBK as Prairie shall, from time to time, reasonably request. Prairie shall use commercially reasonable efforts to minimize any interference with EQBK’s business operations during any such access. EQBK agrees at any time, and from time to time, to furnish to Prairie as soon as reasonably practicable, any additional information that Prairie may reasonably request. Neither EQBK nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of EQBK’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 6.10    Nasdaq Listing. EQBK shall file all documents required to be filed to have the shares of EQBK Class A Stock to be issued pursuant to this Agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to affect said listing.

Section 6.11    Disclosure Schedules. At least five (5) Business Days prior to the Closing, EQBK agrees to provide Prairie with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.12    No Control of Prairie’s Business. Nothing contained in this Agreement gives EQBK or any of their representatives or Affiliates, directly or indirectly, the right to control or direct the operations of Prairie or the Bank prior to the Effective Time. Prior to the Effective Time, Prairie shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of Prairie and the Bank.

Section 6.13    Directors’ and Officers’ Indemnification and Insurance.

(a)    By virtue of the occurrence of the Integrated Mergers, EQBK and Equity Bank shall, from and after the Effective Time, succeed to Prairie’s and the Bank’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of Prairie and the Bank, respectively, as provided in their articles of incorporation, Bylaws, indemnification agreements or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (collectively, the “Existing Indemnification Obligation”). EQBK hereby guaranties Prairie’s indemnification obligations.

(b)    Except to the extent prohibited by applicable Law, following the Effective Time and for a period of three (3) years thereafter, EQBK shall indemnify, defend, and hold harmless any Person who has rights to indemnification from the Bank or Prairie, under the Existing Indemnification Obligation.

(c)    Prior to Closing, EQBK and Equity Bank shall obtain, at the expense of EQBK, a six (6) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by Prairie and the Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the Effective Time (including the transactions contemplated hereby) as currently maintained by Prairie (“Tail Policy”), on terms no less advantageous than those contained in Prairie’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that EQBK shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by Prairie for such insurance.

(d)    If EQBK or Equity Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, provision shall be made so that the successors and assigns of EQBK or Equity Bank expressly assume the obligations set forth in this Section 6.13.

(e)    The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of Prairie or the Bank (the “Indemnified Parties”) and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.14    Data Processing/Technology Contracts. Together with the cooperation of Prairie and its Subsidiaries pursuant to Section 5.15(b), EQBK will use commercially reasonable efforts to negotiate a reasonable settlement of the termination of Prairie’s and/or each of its Subsidiaries’ data processing/technology contracts listed on Prairie Confidential Schedule 5.15(b).

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PRAIRIE

The obligations of Prairie under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by Prairie:

Section 7.01    Representations and Warranties. All representations and warranties made by EQBK in this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and being true and correct in all material respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 7.02    Performance of Obligations. EQBK and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by EQBK and Merger Sub under this Agreement on or prior to the Closing Date.

Section 7.03    Shareholder Approvals. Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of Prairie Stock as and to the extent required by the KGCC.

Section 7.04    Government and Other Approvals. Prairie and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on EQBK Confidential Schedule 2.03(i) and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 7.05    No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject Prairie or any Subsidiary thereof or any officer, director, shareholder or employee of Prairie or any Subsidiary thereof to criminal or civil liability. Further, no action or proceeding prior to any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06    Employment Agreements. EQBK has delivered to each of the individuals set forth on Prairie Confidential Schedule 8.07 a fully executed employment agreement dated as of the Closing Date substantially in the form attached hereto as Exhibit “C”.

Section 7.07    Delivery of Closing Documents. Prairie shall have received all documents required to be received from EQBK on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to Prairie.

Section 7.08    No Material Adverse Change. There having been no Material Adverse Change with respect to EQBK since December 31, 2015.

Section 7.09    Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.10    Nasdaq Listing. The shares of EQBK Class A Stock to be issued pursuant to this Agreement shall have been approved by Nasdaq for listing on the Nasdaq Global Select Market.

Section 7.11    Tail Policy. EQBK shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.13(c).

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EQBK AND MERGER SUB

All obligations of EQBK and Merger Sub under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01    Representations and Warranties. All representations and warranties made by Prairie in this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and being true and correct in all material respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 8.02    Performance of Obligations. Prairie has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by Prairie under this Agreement on or prior to the Closing Date.

Section 8.03    Shareholder Approvals. Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of Prairie Stock as and to the extent required by the KGCC.

Section 8.04    Government and Other Approvals. EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Prairie Confidential Schedule 2.02(i), and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 8.05    No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of EQBK or its Subsidiaries, (c) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject EQBK or any Subsidiary thereof or any officer, director, shareholder or employee of EQBK or any Subsidiary thereof to criminal or civil liability. Further, no action or proceeding prior to any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06    Releases. EQBK having received from each of the directors of Prairie an instrument dated as of the Closing Date releasing Prairie, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit “D”. Further, EQBK having received from each of the officers of Prairie, as listed on Prairie Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing Prairie, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such officers (except as to certain matters described therein), the form of which is attached as Exhibit “E”.

Section 8.07    Employment Agreements. EQBK having received from each of the individuals set forth on Prairie Confidential Schedule 8.07 a fully executed employment agreement dated as of the Closing Date substantially in the form attached hereto as Exhibit “C”.

Section 8.08    No Material Adverse Change. There will have been no Material Adverse Change to Prairie since December 31, 2015.

Section 8.09    Amendment and Termination of the ESOP. EQBK having received evidence reasonably satisfactory to EQBK that, as of the Effective Time, the ESOP has been amended and terminated as provided in Section 5.24.

Section 8.10    Termination of Employee Plans. EQBK having received evidence reasonably satisfactory to EQBK that, as of the Effective Time, all Employee Plans (other than the ESOP which will be terminated immediately following the Closing Date in accordance with Section 5.24, and such Employee Plans that EQBK elects not to terminate) have been terminated in accordance with the terms of such Employee Plans, the Code, ERISA and all other applicable Laws on a basis satisfactory to EQBK in its reasonable discretion and that, to the extent required by the Employee Plans or applicable Law, affected participants have been notified of such terminations.

Section 8.11    ESOP Fairness Opinion. EQBK having received a true and correct copy of an unqualified written opinion by a qualified third party appraiser that the Per Share Merger Consideration represents “adequate consideration,” as that term is defined under ERISA §3(18), and that the transactions contemplated by this Agreement are fair to the ESOP and its participants and beneficiaries from a financial perspective.

Section 8.12    Independent Fiduciary Fairness Determination. EQBK having received a true and correct copy of a written determination by the Independent Fiduciary that the Per Share Merger Consideration represents “adequate consideration” as that term is defined under ERISA §3(18), and that the transactions contemplated by this Agreement are fair to the ESOP and its participants and beneficiaries from a financial perspective.

Section 8.13    Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.14    Dissenting Shareholders. Holders of not more than 5% of the outstanding shares of Prairie Stock having demanded or be entitled to demand payment of the fair value of their shares as dissenting shareholders under applicable provisions of the KGCC.

Section 8.15    Delivery of Closing Documents. EQBK shall have received all documents required to be received from Prairie on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to EQBK.

ARTICLE IX

TERMINATION

Section 9.01    Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the shareholders of Prairie, prior to the Effective Time as follows, and in no other manner:

(a)    by the mutual written consent of EQBK and Prairie;

(b)    by either Prairie or EQBK (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in Article VII and Article VIII, respectively, hereof have not been met or waived by June 30, 2017; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

(c)    by either EQBK or Prairie if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action but such obligation shall not apply to Prairie’s termination right in the event of disapproval by any Regulatory Agency.

(d)    by either EQBK or Prairie if there has been any Material Adverse Change with respect to the other party;

(e)    by EQBK, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of Prairie, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to EQBK if it or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If EQBK desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(e), then it must notify Prairie in writing of its intent to terminate stating the reason therefor. Prairie shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(f)    by Prairie, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of EQBK or Merger Sub, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to Prairie if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If Prairie desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify EQBK in writing of its intent to terminate stating the reason therefor. EQBK shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g)    by EQBK or Prairie, if this Agreement and the Merger are not approved by the required vote of shareholders of Prairie at the Shareholders’ Meeting, or at any adjournment or postponement thereof; provided, however, that Prairie may not terminate this Agreement pursuant to this Section 9.01(g) if Prairie has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the approval of the Prairie shareholders at the Shareholders’ Meeting, or at any adjournment or postponement thereof;

(h)    by Prairie prior to obtaining the approval of the Prairie shareholders at the Shareholders’ Meeting, and subject to the terms and conditions of Section 5.22(e), in order to accept a Superior Proposal;

(i)    by EQBK if Prairie’s Board shall have effected a Change in Recommendation; or

(j)    by EQBK if Prairie or the Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity.

Section 9.02    Notice of Termination. The power of termination provided for by Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03    Effect of Termination.

(a)    If this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, then no party to this Agreement will have any further liability or obligation under this Agreement; provided, however, that:

(i)    no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or actual fraud;

(ii)    the provisions of this Section 9.03, and Article X (other than Section 10.06) shall survive any such termination; and

(iii)    the Confidentiality Agreement shall survive any such termination in accordance with its terms.

(b)    If this Agreement is terminated:

(i)    by Prairie pursuant to Section 9.01(h);

(ii)    by EQBK pursuant to Section 9.01(i); or

(iii)    by either EQBK or Prairie pursuant to Section 9.01(b) or Section 9.01(g), (A) (I) in the case of Section 9.01(b), there has been publicly disclosed prior to December 31, 2016 an Acquisition Proposal which is not withdrawn prior to the time of such termination or (II) in the case of Section 9.01(g), there has been publicly disclosed prior to the time of the Shareholders’ Meeting an Acquisition Proposal which is not withdrawn prior to the time of the Shareholders’ Meeting and (B) within twelve (12) months after such termination, Prairie enters into a definitive agreement with respect to a transaction pursuant to any Acquisition Proposal, which transaction is later consummated, then Prairie shall pay to EQBK a termination fee of $800,000 in cash, concurrently with any termination pursuant to Section 9.01(h) or Section 9.01(i), and within two (2) Business Days after the consummation of the transaction contemplated by Section 9.03(b)(iii), as applicable; provided, that, solely for the purposes of this Section 9.03(b), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.11, except that all references in such definition to 15% shall be changed to 50%.

(c)    Each of the parties hereto acknowledges and hereby agrees that the provisions of Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, that such amounts do not constitute a penalty, and that, without such provisions, the parties would not have entered into this Agreement. If Prairie shall fail to pay in a timely manner any amount due to EQBK pursuant to this Section 9.03, then Prairie (i) shall pay to EQBK the reasonable costs and expenses of EQBK (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection EQBK’s efforts to obtain payment of any amounts due to EQBK and (ii) shall pay all interest accrued on any amount due to EQBK pursuant to this Section 9.03, which shall accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(d)    The fees described in this Section 9.03 shall be the exclusive remedy for a termination of the Agreement as specified in Section 9.03(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01    Non Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Article IX, except that the agreements set forth in Article I, Section 6.07 and Section 6.13 shall survive the Effective Time indefinitely, and those set forth in Section 9.03 and this Article X hereof shall survive termination indefinitely.

Section 10.02    Expenses. Except as specifically provided in this Agreement, each of the parties to this Agreement is obligated to pay all of its expenses and costs (including all counsel fees and expenses) incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 10.03    Brokerage Fees and Commissions.

(a)    Except as set forth on EQBK Confidential Schedule 10.03(a), EQBK hereby represents to Prairie that no agent, representative or broker has represented EQBK in connection with the transactions described in this Agreement.

(b)    Except as set forth on Prairie Confidential Schedule 10.03(b), Prairie hereby represents to EQBK that no agent, representative or broker has represented Prairie in connection with the transactions described in this Agreement.

Section 10.04    Entire Agreement. This Agreement, the Director Support Agreements, the EQBK Confidential Schedules, the Prairie Confidential Schedules, the Confidentiality Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05    Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

Section 10.06    Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; and (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement.

Section 10.08    Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Prairie or Shareholders’ Representative:

Michael Mense

Chairman and President

Prairie State Bancshares, Inc.

745 Main Street

Hoxie, Kansas 67740

Facsimile: (785) 675-3030

With a copy (which shall not constitute notice) to:

Robert Monroe, Esq.

Stinson Leonard Street LLP

1201 Walnut Street, Suite 2900

Kansas City, Missouri 64106-2150

Facsimile: (816) 412-8117

If to EQBK or Merger Sub:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Facsimile: (316) 681-0839

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Facsimile: (214) 855-8200

Section 10.09    GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS

CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.10    Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.11    Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“Acquisition Proposal” means any of the following: (a) a merger, consolidation, or any similar transaction of any entity with Prairie or any of its Subsidiaries, (b) a purchase, lease or other acquisition of 15% or more of the assets of Prairie or any of its Subsidiaries, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) that would cause such person or group to become the beneficial owner of 15% or more of the securities of Prairie or any of its Subsidiaries after the date of this Agreement, (d) a tender or exchange offer to acquire 15% or more of the securities of Prairie or any of its Subsidiaries, (e) a public proxy or consent solicitation made to the shareholders of Prairie or any of its Subsidiaries seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement, or (f) the making of a bona fide offer or proposal to the board of directors or shareholders of Prairie or any of its Subsidiaries to engage in one or more of the transactions referenced in clauses (a) through (e) above.

“Adjusted Cash Amount” shall have the meaning set forth in Section 1.06(a)(ii).

“Adjusted Equity” shall have the meaning set forth in Section 1.06(a)(i).

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and ownership means the direct or indirect beneficial ownership of more than fifty percent (50%) of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than fifty percent (50%) of the voting and/or equity interest, and control means, to the extent not included in the definition of ownership, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through ownership of voting securities or by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Bank” shall have the meaning set forth in the Recitals.

“Bank Merger” shall have the meaning set forth in the Recitals.

“Bank Merger Agreement” shall have the meaning set forth in Section 1.10.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at Law or in equity.

“BHCA” shall have the meaning set forth in the preamble.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in Wichita, Kansas are authorized or required by Law to be closed.

“Calculation Date” shall have the meaning set forth in Section 1.06(a)(iii).

“Call Reports” shall have the meaning set forth in Section 3.05(b).

“Cancelled Shares” shall have the meaning set forth in Section 1.05(d).

“Certificate” shall have the meaning set forth in Section 1.07(c).

“Change in Recommendation” shall have the meaning set forth in Section 5.22(d).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“COBRA” shall have the meaning set forth in Section 3.28(d).

“Code” shall have the meaning set forth in Section 1.07(g).

“Commencement Date” shall have the meaning set forth in Section 3.12(n).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, effective as of October 2, 2015, by and between Prairie and EQBK.

“Continuing Employee” shall have the meaning set forth in Section 6.07(a).

“Controlled Group Plans” shall have the meaning set forth in Section 3.28(f).

“CRA” shall have the meaning set forth in Section 3.32.

“Director Support Agreement” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 1.08.

“Dissenting Shareholder” shall have the meaning set forth in Section 1.08.

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Employee Plans” shall have the meaning set forth in Section 3.28(a).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common Law and all federal, state, local and foreign Laws or regulations, codes, Orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of human health and the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, and (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“EQBK” shall have the meaning set forth in the preamble.

“EQBK Board” shall have the meaning set forth in the Recitals.

“EQBK Class A Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Class B Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Confidential Schedule” is defined in the first paragraph of Article IV

“EQBK Constituent Documents” shall have the meaning set forth in Section 4.05(b).

“EQBK Financial Statements” shall have the meaning set forth in Section 4.04(b).

“EQBK SEC Reports” shall have the meaning set forth in Section 4.04(a).

“Equity Bank” shall have the meaning set forth in the Recitals.

“Equity Adjustment” shall have the meaning set forth in Section 1.06(a)(iv).

“ERISA” shall have the meaning set forth in Section 3.28(a).

“ESOP” shall have the meaning set forth in Section 1.07(h).

“ESOP Trust” shall have the meaning set forth in Section 3.28(f).

“ESOP Trustees” shall have the meaning set forth in Section 3.28(f).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.07(a).

“Exchange Fund” shall have the meaning set forth in Section 1.07(b).

“Exchange Ratio” shall have the meaning set forth in Section 1.06(a)(v).

“Existing Indemnification Obligation” shall have the meaning set forth in Section 6.13(a).

“FDIA” shall have the meaning set forth in Section 2.02(e).

“FDIC” shall have the meaning set forth in Section 2.02(e).

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall have the meaning set forth in Section 3.05(a).

“Governmental Entity” means any court, administrative agency or commission or other governmental or regulatory authority or instrumentality.

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product, but does not include de minimis quantities or as office or cleaning supplies.

“Indemnified Parties” shall have the meaning set forth in Section 6.13(e).

“Independent Fiduciary” means Community Bank of Pleasant Hill d/b/a First Trust of MidAmerica.

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that, individually or in the aggregate, materially affects the business, financial condition, or results of operations of Prairie and its Subsidiaries, taken as a whole, that (i) was not known, or reasonably foreseeable, to Prairie’s Board as of or prior to the date of this Agreement and did not result from a breach of this Agreement by Prairie and (ii) does not relate to or involve an Acquisition Proposal.

“Initial Supplement Date” shall have the meaning set forth in Section 5.19.

“IRS” shall have the meaning set forth in Section 3.12(m).

“KGCC” shall have the meaning set forth in Section 1.01.

A person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Leased Real Property” shall have the meaning set forth in Section 3.09.

“Letter of Transmittal” shall have the meaning set forth in Section 1.07(c).

“Lien(s)” means any mortgage, security interest, pledge, encumbrance or lien (statutory or otherwise).

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Adverse Change” means, with respect to any party, that any material adverse change in the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves of such party and its Subsidiaries, taken as a whole, has occurred, but excluding any change with respect to, or effect on, such party resulting from or in connection with any of the following, by itself or by themselves, either alone or in combination, to constitute or contribute to: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) the execution and delivery of this Agreement, the announcement thereof, or the performance of the transactions contemplated hereby, including any expenses which are reasonably incurred in connection with this Agreement or the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; (vii) any natural or man-made disaster or acts of God; (viii) outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) any litigation relating to this Agreement or the transactions contemplated hereby; provided, that, in the case of clauses

(i), (ii), (iv) (v), (vii) or (viii), such party is not affected to a greater extent than other Persons, bank holding companies or insured depository institutions in the industry in which such party operates.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.05(b)(ii).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Minimum Equity” shall have the meaning set forth in Section 1.06(a)(vi).

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(m).

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“OREO Property” shall have the meaning set forth in Section 3.09.

“OSBC” means the Office of the State Bank Commissioner of Kansas.

“Owned Real Property” shall have the meaning set forth in Section 3.09.

“Permitted Encumbrances” shall mean only (i) Liens for taxes not yet due and payable and that do not constitute penalties , (ii) statutory Liens of landlords, (iii) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, (iv) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Bank, or have a material detrimental effect on the value thereof or its present use.

“Per Share Cash Amount” shall have the meaning set forth in Section 1.06(a)(vii).

“Per Share Merger Consideration” shall have the meaning set forth in Section 1.05(b)(ii).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Post-Closing Tax Returns” shall have the meaning set forth in Section 5.18(b).

“PPACA” shall have the meaning set forth in Section 3.28(d).

“Prairie” shall have the meaning set forth in the preamble.

“Prairie Board” shall have the meaning set forth in the Recitals.

“Prairie Confidential Schedule” is defined in the first paragraph of Article III.

“Prairie Constituent Documents” shall have the meaning set forth in Section 3.04(a).

“Prairie Financial Statements” shall have the meaning set forth in Section 3.05(a).

“Prairie Merger Costs” shall have the meaning set forth in Section 1.06(a)(viii).

“Prairie Recommendation” shall have the meaning set forth in Section 3.08.

“Prairie Stock” shall have the meaning set forth in Section 1.05(b).

“Pre-Closing Tax Returns” shall have the meaning set forth in Section 5.18(a).

“Property” or “Properties” shall mean the Owned Real Property and Leased Real Property.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.02(a)(iv).

“RAP” shall have the meaning set forth in Section 3.05(a).

“Registration Statement” shall have the meaning set forth in Section 5.13(a).

“Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the FDIC, (iv) OSBC (v) the SEC, or (vi) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“SEC” shall have the meaning set forth in Section 3.37.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Second Certificate of Merger” shall have the meaning set forth in Section 1.09.

“Second Effective Time” shall have the meaning set forth in Section 1.09.

“Second Step Merger” shall have the meaning set forth in the Recitals.

“Section 338(h)(10) Elections” shall have the meaning set forth in Section 5.23(a).

“Securities Act” shall mean Securities Act of 1933, as amended.

“Share Adjustment” shall have the meaning set forth in Section 1.05(f).

“Shareholders’ Meeting” shall have the meaning set forth in Section 5.02(a)(i).

“Shareholders’ Representative” shall have the meaning set forth in Section 5.18(a).

“SOA” shall have the meaning set forth in Section 5.20(b).

“Straddle Period” shall have the meaning set forth in Section 5.18(b).

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest.

“Superior Proposal” means any bona fide written Acquisition Proposal received after the date hereof that Prairie’s Board determines in good faith, after consultation with its outside legal and financial advisors, to be reasonably likely to be consummated in accordance with its terms and to be more favorable to Prairie and its shareholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by EQBK in response to such proposal pursuant to Section 5.22(e) or otherwise); provided that for purposes of this definition references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Policy” shall have the meaning set forth in Section 6.13(c).

“Tax” or “Taxes” means any federal, state, or local income, gross receipts, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs, duties, capital stock, franchise, margin, gross margin, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liabilities of any other Person.

“Tax Proceeding” shall have the meaning set forth in Section 5.18(d).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Employee” shall have the meaning set forth in Section 6.07(a).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

“Welfare Plan” shall have the meaning set forth in Section 5.14(b).

Section 10.12    Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at Law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at Law or in equity.

Section 10.13    Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.14    Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.15    Public Disclosure. None of EQBK, Merger Sub or Prairie, or any Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) EQBK and Prairie are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement and (ii) EQBK may disclose the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby to potential investors in EQBK that are bound by a confidentiality agreement.

Section 10.16    Extension; Waiver. At any time prior to the Closing Date, EQBK, on the one hand, and Prairie, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.17    Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

Section 10.18    No Third Party Beneficiaries. Except for Section 6.07 and Section 6.13, nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

PRAIRIE MERGER SUB, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	President

PRAIRIE STATE BANCSHARES, INC.

By:	/s/ Michael Mense
Name:	Michael Mense
Title:	Chairman and President

[Signature Page to Agreement and Plan of Merger]

ANNEX B

FORM OF PRAIRIE DIRECTOR SUPPORT AGREEMENT

DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of October 20, 2016, by and between Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and                     , an individual resident of the State of Kansas (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, EQBK, Prairie Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and Prairie State Bancshares, Inc. (“Prairie”), a Kansas corporation and registered bank holding company under the BHCA, have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing for EQBK’s acquisition of Prairie through the merger of Merger Sub, with and into Prairie (the “Merger”), with Prairie surviving as a wholly-owned subsidiary of EQBK;

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Merger Agreement, EQBK and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration for receipt of such confidential information and trade secrets and in consideration of the premises and mutual covenants contained herein and in the Merger Agreement intending to be legally bound hereby, EQBK and Director agree as follows;

AGREEMENT

1.    Director Support. During the term of this Agreement, Director agrees to use his best efforts to refrain from harming the goodwill of Prairie, State Bank, a Kansas state bank and wholly-owned subsidiary of Prairie (the “Bank”), or, after the Closing Date, EQBK, Equity Bank, a Kansas state bank and wholly-owned subsidiary of EQBK (“Equity Bank”), or any other Person known to Director to be a Subsidiary EQBK, and their respective customer, client and vendor relationships.

2.    Director Covenants.

(a)    Director acknowledges that he has received substantial, valuable consideration, including confidential trade secret and proprietary information relating to the identity and special needs of current and prospective customers of Prairie or any Prairie Subsidiary, Prairie’s and any Prairie Subsidiary’s current and prospective services, Prairie’s and any Prairie Subsidiary’s business projections and market studies, Prairie’s and any Prairie Subsidiary’s business plans and strategies, Prairie’s and any Prairie Subsidiary’s studies and information concerning special services unique to Prairie or any Prairie Subsidiary. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non-solicitation restrictions set forth below. Accordingly, other than in any capacity for or on behalf of EQBK or any subsidiary of EQBK, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i.    solicit the business of any person or entity who is known to Director to be a customer of Prairie or any Prairie Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity; or

ii.    recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment to, any person who is, or within the 12 months preceding the Closing Date was, known to Director to be an employee of Prairie or any Prairie Subsidiary.

(b)    If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c)    Director agrees that (i) this Agreement is entered into in connection with the sale to EQBK of the goodwill of the business of the Bank, (ii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure EQBK acquires the goodwill of the Bank, and (iii) all the restrictions (including particularly the time limitations) set forth in this Agreement are fair and reasonable.

3.    Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify EQBK in writing and meet with a EQBK representative and a neutral mediator (if EQBK elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

4.    Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Merger Agreement is terminated pursuant to Section 9.01 of the Merger Agreement or (b) the date that is thirty-six (36) months after the Closing Date.

5.    Waiver. Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

6.    Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SHERIDAN COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7.    Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

8.    No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9.    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

10.    Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11.    Entire Agreement. This Agreement is the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

12.    Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

13.    Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery, facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO DIRECTOR:

IF TO EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Facsimile: (316) 681-0839

With a copy to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Facsimile: (214) 855-8200

14.    Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

15.    Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

EQUITY BANCSHARES, INC.

By:
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

ANNEX C

OPINION OF THE CAPITAL CORPORATION, LLC

The Capital Corporation, L.L.C.

October 20, 2016

Board of Directors

Prairie State Bancshares, Inc.

745 Main Street

Hoxie, Kansas 67740

Dear Members of the Board:

We understand that Prairie State Bancshares, Inc. (“Prairie”) and Equity Bancshares, Inc. (“EQBK”) are about to enter into an Agreement and Plan of Merger (the “Agreement”), to be dated on or about October 20, 2016, pursuant to which Prairie will merge into an acquisition subsidiary of EQBK and State Bank (the wholly-owned subsidiary of Prairie) will merge into Equity Bank (a wholly-owned subsidiary of EQBK, the “Transaction”). All capitalized terms contained herein have the same definition as set forth in the Agreement.

In connection with the Transaction, subject to certain adjustments and as provided for in the Agreement, EQBK will pay the shareholders of Prairie approximately total of $24,510,000 based upon a minimum equity of Prairie of no less than $20,300,000. The purchase price will be paid equally in cash and registered EQBK stock. The sum is referred to collectively herein as the “Transaction Consideration.”

In connection with the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to be paid to the Prairie shareholders.

The Capital Corporation, LLC as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with sales, mergers and acquisitions along with valuations for estate, corporate and other purposes.

We were retained by Prairie to act as its financial advisor in connection with the Agreement and the Transaction. We will receive compensation from Prairie in connection with our services, a significant portion of which is contingent upon the consummation of the Transaction. Additionally, Prairie has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)    reviewed the Agreement and all attachments thereto;

(ii)    reviewed certain historical publicly available business and financial information concerning Prairie and State Bank;

(iii)    reviewed certain internal financial statements and other financial and operating data concerning Prairie and State Bank;

(iv)    analyzed certain financial projections prepared by the management of Prairie and State Bank;

(v)    held discussions with certain members of the board of directors of Prairie and State Bank for the purpose of reviewing the future prospects of Prairie and State Bank, including financial forecasts related to its business, the State Bank ESOP repurchase liability, earnings, assets, and liabilities;

(vi)    reviewed the terms of recent acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(vii)    performed such other analyses and considered such other factors as we have deemed appropriate;

(viii)    reviewed publically available information on Equity; and

(ix)    held numerous discussions with the management of Equity regarding their overall business plan and the liquidity and marketability of the Equity stock.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Prairie and State Bank and in the discussions with the board of directors of Prairie and State Bank. In that regard, we have assumed that the financial forecasts have been reasonably prepared on a basis reflecting the best currently available information. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by Prairie and State Bank are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Prairie or State Bank. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Prairie or State Bank and we were not furnished with any such evaluations or appraisals.

We have assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Agreement. We have assumed that the Transaction is, and will be, in compliance with all laws and regulations that are applicable to Prairie, State Bank and EQBK. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Transaction.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of Prairie and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of the capital stock of Prairie in connection with the Transaction if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Transaction Consideration to be paid pursuant to the Agreement is fair to the holders of the capital stock of Prairie from a financial point of view.

Sincerely,
The Capital Corporation, LLC
By:	/s/ Robert P. Wray
Robert P. Wray, President/CEO

ANNEX D

KANSAS STATUTES ANNOTATED

APPRAISAL RIGHTS

Article 67: Merger and Consolidation

17-6712.    Appraisal rights for shares of stock of constituent corporation in a merger or consolidation; perfection; petition for determination of value of stock of all stockholders, procedure, determination by court. (a) When used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

(b) (1)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to K.S.A. 17-6701, and amendments thereto, other than a merger effected pursuant to subsection (g) of K.S.A. 17-6701, and amendments thereto, K.S.A. 17-6702, 17-6704, 17-6707, 17-6708 or 17-7703, and amendments thereto, except that: (A) No appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc., or held of record by more than 2,000 holders; (B) no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of K.S.A. 17-6701, and amendments thereto.

(2)    Notwithstanding the provisions of subsections (b)(1)(A) and (b)(1)(B), appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to K.S.A. 17-6701, 17-6702, 17-6704, 17-6707, 17-6708 and 17-7703, and amendments thereto, to accept for such stock anything except:

(A)    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect of such shares of stock;

(B)    shares of stock of any other corporation, or depository receipts in respect of such shares of stock, which shares of stock, or depository receipts in respect of such shares of stock, or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc. or held of record by more than 2,000 holders;

(C)    cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (A) and (B); or

(D)    any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (A), (B) and (C).

(3)    In the event all of the stock of a subsidiary Kansas corporation party to a merger effected under K.S.A. 17-6703, and amendments thereto, is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Kansas corporation.

(c)    Any corporation may provide in its articles of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its articles of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the articles of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to K.S.A. 17-6518 or K.S.A. 17-6703, and amendments thereto, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either: (A) Each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation; or (B) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) and who is otherwise entitled to appraisal rights, may file a petition in the district court demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsection (a) and (d), upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d), whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the clerk of the court in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The clerk of the court, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the county in which the court is located or such publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the clerk of the court for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) and who has submitted such stockholder’s certificates of stock to the clerk of the court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any state.

(j)    The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e), or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the district court shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Equity.

K.S.A. § 17-6305 provides that a corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney’s fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Similarly, a Kansas corporation may also indemnify any person described in the previous sentence who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that any person found liable to the corporation may be indemnified only if a court has determined such person is fairly and reasonably entitled to indemnity for such expenses. To the extent that a present or former director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any foregoing action, suit or proceeding, or in defense of any claim, issue or matter therein, K.S.A. § 17-6305 provides that such director, officer, employee or agent will be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

Equity’s Articles of Incorporation and Bylaws provide that we will indemnify each of Equity’s officers and directors to the fullest extent permitted by Kansas law and that any modification or repeal of Equity’s Articles of Incorporation or Bylaws will not adversely affect this indemnification right of Equity’s officers and directors with respect to any act or omission occurring prior to such modification or repeal. Equity’s Bylaws further provide that any expenses (including attorneys’ fees) actually and reasonably incurred by Equity’s officers and directors in connection with their defense of any indemnifiable proceeding or the enforcement of their indemnification rights will be paid by Equity in advance of the disposition of such action upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that they were not entitled to be indemnified.

As permitted by K.S.A. § 17-6002(b)(8), Equity’s Articles of Incorporation eliminate a director’s liability to Equity and Equity’s stockholders for monetary damages for breach of a fiduciary duty as a director, except for (a) any breach of the director’s duty of loyalty to Equity or Equity’s stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) certain transactions under K.S.A. § 17-6424 (relating to liability for unauthorized acquisitions or redemptions of, or payment of dividends on, capital stock), or (d) for any transaction from which the director derived an improper personal benefit.

Equity’s Bylaws also provide that the indemnification rights set forth in the Bylaws are not exclusive of other indemnification rights to which an indemnified party may be entitled under any statute, provision in Equity’s Articles of Incorporation or Bylaws, agreement, vote of stockholders or disinterested directors, policy of insurance or otherwise. In this regard, we will enter into indemnification agreements with each of Equity’s current and future directors and officers that will provide these individuals with a contractual right to indemnification from Equity to the fullest extent permitted under Kansas law against any liability that may arise by reason of their service to us, and to the advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified. Equity’s Bylaws further authorize Equity to purchase and maintain insurance on behalf of Equity’s officers and directors and we have obtained insurance to cover such individuals for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Equity under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In addition, Equity’s ability to provide indemnification to Equity’s directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. §1828(k).

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated October 20, 2016, by and among Equity Bancshares, Inc., Prairie Merger Sub, Inc. and Prairie State Bancshares, Inc. (attached as Annex A to this proxy statement/prospectus) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

2.2	Agreement and Plan of Reorganization, dated as of July 14, 2016, by and between Equity Bancshares, Inc. and Community First Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on July 14, 2016).

3.1	Second Amended and Restated Articles of Incorporation of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on May 3, 2016).

3.2	Amended and Restated Bylaws of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

5.1*	Opinion of Wise & Reber, L.C. regarding the validity of the securities to be issued.

10.1†	Equity Bancshares, Inc. 2006 Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.2†	Equity Bancshares, Inc. Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2015).

10.3†	Form of stock option agreement (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.4†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.5†	Second Amended and Restated Employment Agreement, dated November 14, 2016, between Equity Bank, Equity Bancshares, Inc. and Brad S. Elliott (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 15, 2016).

10.6†	Second Amended and Restated Employment Agreement, dated November 14, 2016, among Equity Bank, Equity Bancshares, Inc. and Gregory H. Kossover (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 15, 2016.

10.7†	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Sam S. Pepper, Jr. (incorporated by reference to Exhibit 10.6 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.8	Loan and Security Agreement, dated January 28, 2016, between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on February 03, 2016).

10.9	Amended and Restated Registration Rights Agreement, dated November 16, 2015, by and between Equity Bancshares, Inc., Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Endicott Opportunity Partners III, L.P., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 19, 2015).

10.10	Stock Purchase Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC, as amended (incorporated by reference to Exhibit 10.8 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.11	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.9 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.12	Registration Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.10 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.13	Management Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.11 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.14	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.12 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.15	Stock Purchase Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.14 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.16	Stock Purchase Agreement, dated May 15, 2012, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.15 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.17	Management Rights Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.17 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.18	Stock Purchase Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.18 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.19	Registration Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.19 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.20	Management Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.20 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.21	Stock Purchase Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., as amended (incorporated by reference to Exhibit 10.21 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.22	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.22 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.23	Management Rights Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.24 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.24†	Form of Market President Incentive Plan (incorporated by reference to Exhibit 10.28 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.25	Form of Director Support Agreement, dated October 20, 2016, between Equity Bancshares, Inc. and each of the directors of Prairie State Bancshares, Inc. (attached as Annex B to this proxy statement/prospectus).

10.27†	Equity Bancshares, Inc. Annual Executive Incentive Plan (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 15, 2016).

10.28	Form of Securities Purchase Agreement, dated as of December 19, 2016 (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on December 22, 2016).

10.29	Form of Registration Rights Agreement, dated as of December 19, 2016 (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on December 22, 2016).

21.1	List of Subsidiaries of Equity Bancshares, Inc. (incorporated by reference to Exhibit 21.1 to Equity Bancshares, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 17, 2016).

23.1	Consent of Crowe Chizek, LLP (with respect to Equity Bancshares, Inc.).

23.2	Consent of Erwin and Company (with respect to Community First Bancshares, Inc.).

23.3	Consent of Adams, Brown, Beran & Ball, Chtd. (with respect to Prairie State Bancshares, Inc.).

23.4*	Consent of Wise & Reber, L.C. (included in Exhibit 5.1).

24.1*	Powers of Attorney.

99.1	Consent of The Capital Corporation, LLC

99.2	Form of proxy of Prairie State Bancshares, Inc.

*	Previously filed.
†	Represents a management contract or a compensatory plan or arrangement.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)	That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(11)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(12)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on January 23, 2017.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brad S. Elliott Brad S. Elliott	Chairman and Chief Executive Officer (Principal Executive Officer)	January 23, 2017

/s/ Gregory H. Kossover Gregory H. Kossover	Director, Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 23, 2017

* Gary C. Allerheiligen	Director	January 23, 2017

* James L. Berglund	Director	January 23, 2017

* Jeff A. Bloomer	Director	January 23, 2017

* Dan R. Bowers	Director	January 23, 2017

* Roger A. Buller	Director	January 23, 2017

* Michael R. Downing	Director	January 23, 2017

* P. John Eck	Director	January 23, 2017

* Gregory L. Gaeddert	Director	January 23, 2017

* Michael B. High	Director	January 23, 2017

* Randee R. Koger	Director	January 23, 2017

Signature	Title	Date

* Jerry P. Maland	Director	January 23, 2017

* Shawn D. Penner	Director	January 23, 2017

* Harvey R. Sorensen	Director	January 23, 2017

* By:	/s/ Brad S. Elliott
Attorney-in-Fact
January 23, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated October 20, 2016, by and among Equity Bancshares, Inc., Prairie Merger Sub, Inc. and Prairie State Bancshares, Inc. (attached as Annex A to this proxy statement/prospectus) (schedules to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request).

2.2	Agreement and Plan of Reorganization, dated as of July 14, 2016, by and between Equity Bancshares, Inc. and Community First Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on July 14, 2016).

3.1	Second Amended and Restated Articles of Incorporation of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on May 3, 2016).

3.2	Amended and Restated Bylaws of Equity Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

5.1*	Opinion of Wise & Reber, L.C. regarding the validity of the securities to be issued.

10.1†	Equity Bancshares, Inc. 2006 Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.2†	Equity Bancshares, Inc. Amended and Restated 2013 Stock Incentive Plan (incorporated by reference to Appendix A to Equity Bancshares, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2015).

10.3†	Form of stock option agreement (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 27, 2015, File No. 333-207351).

10.4†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.5†

Second Amended and Restated Employment Agreement, dated November 14, 2016, between Equity Bank, Equity Bancshares, Inc. and Brad S. Elliott (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 15, 2016).

10.6†

Amended and Restated Employment Agreement, dated November 14, 2016, among Equity Bank, Equity Bancshares, Inc. and Gregory H. Kossover (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 15, 2016).

10.7†	Amended and Restated Employment Agreement, dated December 15, 2014, among Equity Bank, Equity Bancshares, Inc. and Sam S. Pepper, Jr. (incorporated by reference to Exhibit 10.6 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.8	Loan and Security Agreement, dated January 28, 2016, between Equity Bancshares, Inc. and ServisFirst Bank (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on February 03, 2016).

10.9	Amended and Restated Registration Rights Agreement, dated November 16, 2015, by and between Equity Bancshares, Inc., Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Endicott Opportunity Partners III, L.P., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 19, 2015).

10.10	Stock Purchase Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC, as amended (incorporated by reference to Exhibit 10.8 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.11	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.9 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.12	Registration Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.10 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.13	Management Rights Agreement, dated October 7, 2010, among Equity Bancshares, Inc., Belfer Investment Partners, L.P. and LIME Partners LLC (incorporated by reference to Exhibit 10.11 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.14	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P. (incorporated by reference to Exhibit 10.12 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.15	Stock Purchase Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.14 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.16	Stock Purchase Agreement, dated May 15, 2012, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.15 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.17	Management Rights Agreement, dated October 13, 2010, between Equity Bancshares, Inc. and Endicott Opportunity Partners III, L.P. (incorporated by reference to Exhibit 10.17 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.18	Stock Purchase Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.18 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.19	Registration Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.19 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.20	Management Rights Agreement, dated October 13, 2010, among GEMS Fund, L.P. and GC Partners International LTD (incorporated by reference to Exhibit 10.20 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.21	Stock Purchase Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., as amended (incorporated by reference to Exhibit 10.21 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.22	Stock Purchase Agreement, dated May 15, 2012, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.22 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.23	Management Rights Agreement, dated September 30, 2010, among Equity Bancshares, Inc., Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P. (incorporated by reference to Exhibit 10.24 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.24†	Form of Market President Incentive Plan (incorporated by reference to Exhibit 10.28 to Equity Bancshares, Inc.’s Registration Statement on Form S-1, filed with the SEC on October 9, 2015, File No. 333-207351).

10.25	Form of Director Support Agreement, dated October 20, 2016, between Equity Bancshares, Inc. and each of the directors of Prairie State Bancshares, Inc. (attached as Annex B to this proxy statement/prospectus).

10.27†	Equity Bancshares, Inc. Annual Executive Incentive Plan (incorporated by reference to Exhibit 10.3 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on November 15, 2016).

10.28	Form of Securities Purchase Agreement, dated as of December 19, 2016 (incorporated by reference to Exhibit 10.1 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on December 22, 2016).

10.29	Form of Registration Rights Agreement, dated as of December 19, 2016 (incorporated by reference to Exhibit 10.2 to Equity Bancshares, Inc.’s Current Report on Form 8-K, filed with the SEC on December 22, 2016).

21.1	List of Subsidiaries of Equity Bancshares, Inc. (incorporated by reference to Exhibit 21.1 to Equity Bancshares, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 17, 2016).

23.1	Consent of Crowe Chizek, LLP (with respect to Equity Bancshares, Inc.).

23.2	Consent of Erwin and Company (with respect to Community First Bancshares, Inc.).

23.3	Consent of Adams, Brown, Beran & Ball, Chtd. (with respect to Prairie State Bancshares, Inc.).

23.4*	Consent of Wise & Reber, L.C. (included in Exhibit 5.1).

24.1*	Powers of Attorney.

99.1	Consent of The Capital Corporation, LLC.

99.2	Form of proxy of Prairie State Bancshares, Inc.

*	Previously filed.
†	Represents a management contract or a compensatory plan or arrangement.